THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

August 31, 2006

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report pursuant to Section 11 of the Revised Securities Act and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2005;

2) SEC Form 17-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended June 30, 2005 ,September 30, 2005 March 31, 2006 and June 30, 2006;

3) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act) dated 05 August 2005, 05 September 2005, 05 October 2005, 05 November 2005, 05 December 2005, 05 January 2006, 06 February 2006, 06 March 2006, 05 April 2006, 05 May 2006, 06 June 2006, 05 July 2006, and 03 August 2006, number of the Company's shareholders owning at least one (1) board lot each as of 7/31/05, 8/31/05, 9/30/05, 10/31/05, 11/30/05, 12/31/05, 1/31/06, 2/28/06, 3/31/06, 4/30/06, 5/31/06, 6/30/06 and 7/31/06, respectively; 16 August 2005, approval of the Deed of Assignment in Service Contract No. 14-Block C; 12 and 28 September 2005, appointment and approval of Internal Auditor of the Company; 10 January 2006, certification by the Company's Compliance Officer on the SEC Memorandum Circular No. 2; 18 January 2006, resignation of Mr. Gerard H. Brimo, as director of the Company; 02 February 2006, reason of resignation of Mr. G. H. Brimo,

dlw 9/7

qualification and business experience of Mr. Adrian S. Ramos; 15 February 2006, scheduling of the Company's Annual Stockholders Meeting on June 21, 2006; 16 March 2006, certification of the Company's Petroleum Service Contracts with the DOE; 22 March 2006, resignation of Mr. Maximo G. Licauco 111, as director of the Company , Francisco A. Navarro elected as the new director of the Company and to change the par value of the Company's shares from P1.00/share to P0.01/share; and to declassify the Company's shares from Class "A" shares and Class " B " shares to Common shares; 20 April 2006 submission of one (1) pc. CD-ROM list of stockholders as of 4/14/06; 27 April 2006, venue of the Company's Annual Stockholders Meeting; 09 May 2006, Company enter into a Deed of Absolute Assignment with VIMC; 22 May 2006, proposal to postpone the 2006 Annual Stockholders Meeting of the Company from 21 June 2006 to 26 July 2006, 31 May 2006, re-scheduling of the Company's Annual Stockholders' Meeting from 21 June 2006 to 26 July 2006, signed under oath by the Corporate Secretary; 13 June 2006, the Company agreed to sell shares of stock of EDSA Properties Holdings, Inc. to Anglo Philippine Holdings Corporation; 15 June 2006, sell of EDSA Properties Holdings, Inc. shares of stock to Anglo Philippine Holding Corporation will be transacted in two (2) tranches on 15 June 2006, on or before 30 June 2006, assigning of the following participating interest in Service Contract No. 53, Onshore Mindoro Block; 21 June 2006, sell of EDSA Properties Holdings, Inc. 2nd tranche ; 22 June 2006, letter complaint on behalf of Ms. Carmen and Nicole Guerzon; 26 June 2006, information contained in the news article, "Philodrill to Focus on Oil Exploration"; 19 July 2006, the Company agreed to sell another shares of EDSA Properties Holdings, Inc. to Anglo Philippine Holdings Corporation ; 26 July 2006, disclosure of the election of directors and officers; amendments to the Company's Articles of Incorporation and By-Laws approved by the stockholders; 07 August 2006, the Company agreed to sell treasury shares; Company's SecCert on the attendance of the members of the Board of Directors for the year 2005;

4) List of Top 100 Stockholders as of 9/30/05, 12/31/05, 3/31/06, 6/30/06;

5) Minutes of the Organizational Meeting of the Board of Directors;

6) SEC Form 20 - IS (Definitive Information Statement);

7) SEC Form 23 – A (Initial Statement of Beneficial Ownership of Securities);

8) SEC Form 23 – B (Movement of direct or indirect of Beneficial Ownership of Securities);

9) General Information Sheet (G. I. S.); and

10) Annual Report for the year 2005.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

FILE NO. 82-2579

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea
Contact Person

631-8151
Company Telephone Number

1 2 | 3 1
Month *Day*

SEC Form 17A - 2005
FORM TYPE

Month *Day*
Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

1 0 9 3 3
Total No. of Stockholders

P113.2 million
Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

RECEIVED
2006 SEP -6 P 2:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC CENTRAL RECEIVING UNIT
Received by: 5
'06 MAY 19 P3:06

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the calendar year ended December 31, 2005

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
Total	1,534,944,016

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

13. Aggregate market value of the voting stock held by non-affiliat es : P258,713,905.00

Documents incorporated by reference:

(1) The Company's 2005 Audited Financial Statements

TABLE OF CONTENTS

PART 1 - BUSINESS AND GENERAL INFORMATION

Item 1. Business

(a) Description of Business

(1) Business Development

The Philodrill Corporation (the "Company") was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

On property development, the Company holds a 5.08% equity investment in EDSA Properties Holdings Inc., the 78.72% owner of the Shangri-La Plaza Commercial Complex and 23.52% owner of KSA Realty Corporation. KSA Realty Corporation owns and operates The Enterprise Center which is one of the most modern and luxurious office buildings in Makati's central business district. The Company also maintains a 4.65% interest in Anglo Philippine Holdings Corporation (Anglo), an infrastructure and property development company. Anglo holds an 18.6% interest in MRT Holdings Inc. which operates the EDSA Metro Rail Transit III project and has a 15.79% stake in MRT Development Corporation which will develop the 16-hectare North Triangle property.

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company and quasi-bank (98.75% owned), Penta Capital Holdings Corporation, an investment holding company (29.54% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (68.47% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corp. (2.21%); Vulcan Industrial & Mining Corp. (2.08%) and United Paragon Mining Corp. (0.44%).

PETROLEUM PROJECTS

1.0 SERVICE CONTRACT NO. 6A (Octon)

Block operator PHILODRILL continued to promote the Octon Block to prospective partners after the Farmout Agreement with Rock Oil International, Inc. lapsed in September 2004. In early 2005, the company received expressions of interest from a number of companies including Black Gold Resources, Commissioning Services, Inc., and Kuwait Foreign Petroleum Exploration Company. For varying reasons, however, no farm-out deal was concluded. This came about at the time of intensified political noise in the country.

In August, Vitol Services Limited expressed interest to farm-in into the Octon Block. Together with Cape Energy and Team Oil, Vitol are developing the nearby Galoc Field and they deemed it prudent to integrate the development of the Octon Field with Galoc.

Vitol's initial plan for the Octon Block includes appraisal/development of the Octon Field with a plan to drill a directional well in the direction of the Octon - 2 and Octon – 3 wells and drilling of two exploration wells in the SC6A block outside of the Octon area. In exchange for a full carry of all the consortium members, Vitol will earn an undivided 70% equity and will get the operatorship of the SC 6A Block.

As of time of writing, Vitol has yet to complete their technical and legal due diligence of the Octon Block. Subject to the satisfactory completion and results of the study and Vitol's management approval, a farm-in agreement, currently under review, may soon be concluded.

PHILODRILL has substantial equity share in the block, maintaining a 43.33% participating interest.

2.0 SERVICE CONTRACT NO. 6 (Cadlao)

For the most part of the year, the Cadlao consortium continued to review and negotiate the farm-in proposal of Alcorn Gold Resources Corp. (AGRC) to re-activate the Cadlao Field. AGRC proposed to fund, among others, the underwater survey of facilities as well as repairs and production tests. The farminee had set a budget of about $ 2.5M for these activities. Thereafter,

an additional $3.5M will be needed for the contemplated deployment of surface production and storage facilities.

Up until December 2005, at least one consortium member had not given its approval to the terms and conditions of the farm-in offer. The considerable delay in the negotiations had prompted AGRC's project backers and foreign contractors and suppliers to discontinue the project.

PHILODRILL is a carried interest partner with no voting rights in the consortium, although it acted as the block operator since August 2004. As of the time of writing, a new operator has yet to be nominated after PHILODRILL resigned as Operator of the Cadlao Block in February 2006.

3.0 SERVICE CONTRACT NO. 6B (Bonita)

Exploration activities on the SC 6B Bonita Block remain suspended.

In October 2005, Basic Petroleum and Minerals, Inc. (BPMI) expressed their intent to farm-in into the SC 6B Block. BPMI offered to conduct, at their own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita Field. The Bonita – 1 well, drilled in 1989, flowed at a maximum rate of 1,077 barrels of oil per day during tests.

On the basis of BPMI's farm-in offer, a work program for 2006 consisting of the aforementioned activities at an initial budget of $ 50,000 was submitted to the Department of Energy. Communications and negotiations between BPMI and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

PHILODRILL maintains a 21.875% interest on the SC 6B Bonita Block.

4.0 SERVICE CONTRACT NO. 14 (Nido and MatinlocProduction Blocks)

Operations Review

The combined oil production from the Nido and Matinloc Fields totaled 208,438 barrels, up by 50.5% from the fields' combined output of 138,503 barrels in 2004. The significant increase was largely due to the more frequent liftings following the successful implementation of various production-enhancement measures undertaken for both fields.

The consortium completed a total of fifteen (15) shipments from the two fields in 2005, which were all delivered to Pilipinas Shell Petroleum Corporation (Shell) with whom the consortium signed a second one-year crude oil sales agreement in November 2005. Under the agreement, Shell is committed to procure from the consortium a nominated volume of 222,000 barrels of crude up to November 2006.

The consortium likewise signed an 11-month contract for carriage with Delsan Shipping for the transport and delivery of the Nido production to Pilipinas Shell in Batangas using the vessel M/T Gomburza from January 2006 – November 2006.

2005 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	2005 Total	*2004 Total*
January	23,446	4,182	**27,628**	*9,040*
February	8,843	3,847	**12,690**	*5,224*
March	322	7,683	**8,005**	*0*
April	13,567	9,727	**23,294**	*3,472*
May	13,392	11,098	**24,490**	*9,372*
June	9,612	13,414	**23,026**	*5,497*
July	0	9,449	**9,449**	*20,138*
August	13,903	1,967	**15,870**	*4,314*
September	0	5,185	**5,185**	*22,245*
October	16,915	8,949	**25,864**	*26,038*
November	13,399	8,230	**21,629**	*3,717*
December	7,187	4,121	**11,308**	*29,446*
Total	120,586	87,852	**208,438**	*138,503*

Nido – 1X1 Proposal

PHILODRILL received an offer from Basic Consolidated Inc. to farm-in into Service Contract 14A. Basic offered to conduct a detailed study to validate the Nido 1X1 feature and conduct an economic evaluation of the prospect as part of their farm-in work program. These studies will be undertaken by Basic prior to the earning program of drilling the Nido 1X1 and putting it into production.

In connection with the offer of Basic, PHILODRILL requested the Department of Energy to amend the Service Contract 14 and to re-configure the Nido Block to facilitate the crafting and finalization of the farm-in agreement.

The hydrocarbon potential of the Nido 1X1 feature was first confirmed in 1979. A well drilled in the structure flowed oil at up to 2,100 barrels per day. This feature has estimated oil reserves of between 2 to 8 million barrels.

5.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)

The group of Team Oil, Cape Energy and Advanced Well Technologies first expressed their interest to farm-in into the Galoc Block in March 2004, with the intention to do a phased development of the Galoc Field. With the positive results of the group's initial technical, legal and economic evaluations, a farm-in was pursued and finally signed with the Galoc Consortium in September 2004.

In March 2005, Cape Energy and Team Oil entered into an agreement with Vitol for the financing of the development program for the Galoc Field. Vitol, a private group based in the Netherlands, is involved in commodity trading, with a focus on physical oil marketing globally. Vitol agreed to commit an initial $9 million to the Galoc Production Company (GPC), a joint venture company formed by Cape Energy and Team Oil to undertake the Galoc development. Vitol likewise agreed to underwrite a further $60 million in respect of additional developmental capital.

By virtue of the farm-in, a Deed of Assignment was submitted to and approved by the Department of Energy in August 2005, earning for GPC a 58.29075% interest corresponding to 75% of the consortium members except Nido Petroleum, which did not farm-down. GPC likewise gained the operatorship of the block. PHILODRILL's new equity interest on the Galoc Block now stands at 6.397%.

The DOE approval of the farm-in paved the way for GPC's setting up and forming core groups that thoroughly evaluated the project. GPC's continuing evaluation works have significantly upgraded the reservoir outlook for the Galoc Field and have elevated the start-up production from between 15,000 to 25,000 barrels per day, with the oil production targeted to commence in the third quarter of 2007. A master Plan of Development (POD) was prepared and submitted to the Department of Energy which gave a conditional approval, subject to the execution of an Extended Production Test (EPT) agreement between GPC and DOE. The Galoc POD is anchored on a two-well development program, with a sub-sea tie-back to a floating production and storage facility. The

major contracts for the different sup-phases of the project now depend on the timely and orderly execution of the EPT agreement.

6.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In May 2005, Alcorn Gold Resources Corp. (AGRC) and Basic Consolidated Inc. submitted separate proposals for the re-activation of the West Linapacan Field. Both proposals offer to pay for the initial geophysical study of the block as well as petrophysical and engineering studies on the West Linapacan Field. Instead of pursuing competing farm-in offers, the consortium prevailed upon the two parties to submit instead a joint proposal. Both jointly proposed a second phase, involving drilling and completion, if results of the initial phase are positive, which will earn for them 75% equity on the block. Parallel to the Basic/AGRC farm-in, a joint proposal from Basic Petroleum & Minerals Corp. and Forum Energy Plc. was also received as well as a separate proposal from Guidance Management Corp. Unfortunately, none of these proposals progressed into a full farm-in.

Vitol also expressed interest in re-activating the West Linapacan Field. In September 2005, PHILODRILL received their proposed farm-in work program which would comprise detailed subsurface studies and review and probable survey of existing subsea equipment, preparation of well re-entry program and/or design of appraisal/development well, and integration of appraisal/development plan with the ongoing Galoc project. PHILODRILL provided Vitol with technical data to assist them in their due diligence.

In November, however, Vitol decided not to proceed with the farm-in and cited the significant uncertainty in the field's recoverable volume, which they perceived to have limited upside potential, as the main reason behind their decision.

The West Linapacan consortium recently received an expression of interest from Framework Solutions, a Singapore-based company acting as arranger for a multi-strategy US-based fund interested in investing in the re-development of the West Linapacan Field. Framework has already started discussions with PNOC, which had expressed interest in undertaking a significant role in the re-development of the field. Block operator PHILODRILL is keenly pursuing the Framework/PNOC interest.

7.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

In January 2005, operator UNOCAL informed the partners of their intent to drop out of the service contract. UNOCAL's appreciation of their last two wells, the Zebra-1 and Rhino-1 drilled back-to-back in June - July 2004 which both yielded generally negative results, prompted this decision. UNOCAL officially withdrew from the consortium in February 2005, followed shortly by partners BHP Billiton, Sandakan Oil (OXY) and TransAsia Oil & Energy Development Corp, leaving a small all-Filipino consortium to continue on with the contract.

The drilling of the two wells, through the efforts of the previous consortium, fully complied the work requirements of the contract through to the end of SC Year 7. The new consortium, on the other hand, had successfully negotiated a reduction in the work commitment as the contract entered its 8th contract year in May 2005. In lieu of the yearly 1 well commitment, the consortium had started implementing a geological and geophysical program which, as envisaged, will re-evaluate the petroleum play concepts for the area in the light of the two failed wells drilled in 2004. The program will also incorporate efforts to farm-out the block. Total cost of the program is about US$ 100,000. Basic Consolidated was designated as the block operator for SC Year 8.

PHILODRILL maintains a 15.48% interest on the SC 41 Sulu Sea Block.

8.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)

The Geophysical Survey and Exploration Contract (GSEC) No. 98 – Onshore Mindoro Block expired September 23, 2003. However, the DOE granted limited extension of the contract to PHILODRILL to pursue negotiations with PNOC-EDC which earlier indicated interest to farm-in. The DOE also allowed the operator to seek other farminees. The PNOC-EDC farm-in did not materialize, as well as that of Sen Hong Resources Ltd.

Towards the end of 2004, however, Laxmi Organic Industries Ltd (LAXMI) of Thailand and VAMEX (Vietnam) jointly expressed interest on the block. PHILODRILL negotiated its participation in the exploration of the block as a carried partner. PNOC – Exploration Corporation (PNOC-EC) also expressed interest to participate in the effort. The DOE spearheaded the negotiations among the interested parties but PNOC-EC and VAMEX later dropped out of the initial negotiations. The DOE eventually awarded Service Contract No. 53 to LAXMI in July 2005.

In consideration of PHILODRILL's long established scientific knowledge and competence, adequate database, and logistical experience in exploring the hydrocarbon potential of the Mindoro area, LAXMI partnered with PHILODRILL, giving it a carry on its 30% share of costs in relation to the fulfillment of the contract obligatory work programs. PHILODRILL and LAXMI both

executed a Participation Agreement (PA) in August 2005. The DOE formally approved the PA in February 2006.

Under the agreement, PHILODRILL and two other Filipino companies, Anglo Philippine Holdings and Basic Consolidated, Inc. who were both participants in the previous GSEC No. 98, are carried up to the completion of the first mandatory well, in exchange for LAXMI getting 70% of the historical recovery account and 70% of the FPIA (Filipino Participation Incentive Allowance).

The Onshore Mindoro consortium is now crafting a new Operating Agreement that will govern the contract and the rights and obligations of all the parties. PHILODRILL holds a 22.8% interest in the block.

9.0 SWAN BLOCK (Deepwater Northwest Palawan)

The application for a new GSEC submitted by the consortium in April 2001 remained pending with the Department of Energy. Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area during and immediately after the contracting round, the consortium initiated the conversion of the GSEC application into a full service contract application. This was consistent with the new DOE practice of awarding only service contracts. PHILODRILL and the DOE exchanged communications, indicating that the submitted application appeared to be valid and subsisting at the time.

However, the DOE granted instead new service contracts that both partially covered the area being applied for by the consortium. PNOC-EC's Service Contract No. 57 – Calamian Block, awarded on 15 September 2005, covered the northern half of the SWAN Block where there are several viable prospects in the general trend of the Malampaya-San Martin-Bantac discoveries. The DOE followed this up with yet another contract award to PNOC-EC on 12 January 2006. The Service Contract No. 58 - West Calamian Block covered the rest the SWAN area.

The consortium is presently re-assessing its legal hold on the area in view of the recent developments on the SWAN Block. One of the options being considered is to negotiate with PNOC-EC on the possible participation of the consortium in their exploration of the area.

10.0 SOUTHWEST PALAWAN BLOCK

The application for a new GSEC which was earlier submitted by an all-Filipino consortium led by operator TransAsia Oil & Energy Development Corporation, remained pending with the Department of Energy. The block was also included in the first Philippine Contracting Round but no bid was received over the area. This application was supposed to replace the expired GSEC No. 64, which counted among its members Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the Southwest Palawan Block, many consortium members including TransAsia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the Southwest Palawan basin, no commercial discovery had been made thus far. In view of this, PHILODRILL no longer sees any technical justification to participate in any exploration activity in the area.

Other Investments

EDSA Properties Holdings Inc. (EPHI), in which the Company has a 5.08% equity interest, reported a consolidated net income of P772 million in 2005, 87.5% higher than the 2004 profit level. These results were partially due to the success of The Shang Grand Tower Project which was completed ahead of schedule in 2005. Sales of The Shang Grand Tower reached P830.6 million in 2005. Rental income increased by 5.4% to P745.7 million in 2005, mainly due to the full year impact of the 2004 developments at Shangri-la Plaza mall, which includes the completion of the Shang Cineplex. Rental income from the Edsa Shangri-la Manila increased from P56.1 million in 2004 to P57.9 million in 2005. Share in profits of KSA, the owner of The Enterprise Center (TEC) in Makati, increased from P43.6 million in 2004 to P77.7 million in 2005, where the overall occupancy level for TEC increased to approximately 93%. EPHI's second luxury residential project, St. Francis Towers which will be linked to the Shangri-la Mall, the Edsa Shangri-la Manila as well as the Shaw MRT station, is scheduled to be completed before the end of 2008.

Penta Capital Investment Corporation (PCIC), where the company has a 40% equity interest, posted a consolidated net income of P15.1 million in 2005 from P26.8 million in 2004, mainly due to a significant decline in fee-based income.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

(2) Business of Issuer

(a) Description of Registrant

The Company is an investment holding firm with investments in property development, financial service, oil exploration and production, and mining.

Products

Together with other participants, the Company (collectively referred to as "Contractor"), entered into several Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government through the Department of Energy, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries have been made. The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the contractor. The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido and Matinloc. The crude oil revenues from these oilfields contributed about 59% of the total gross revenues. Information as to production volume follows (in barrels):

	2005	2004
Nido	120,586	75,110
Matinloc	87,852	63,393
Total	208,438	138,503

The Company, as an investments holding firm, generates revenues from its investments by way of dividends received from, and/or equitizable share in the earnings of investee companies. Equitized earnings from affiliates constituted about 29% of the total gross revenues.

Additional Information:

a) Distribution Method of the Products or Service
The Company, as the lead operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido and Matinloc oilfields. The oil produced and saved from these areas was sold locally to

Pilipinas Shell. The proceeds from the sale of crude oil were distributed by the operator to the different consortium members in accordance with their respective participating interests.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition -

b.1) Petroleum Revenue - the Company sold its share in the crude oil production to Pilipinas Shell in 2005. There was no other local competitor.

b.2) Investment Income – not applicable because this is only passive income.

c) Dependence on One or a Few Major Customers and Identification of Such –

c.1) Petroleum Revenue – the sole buyer of crude oil produced from Nido and Matinloc oilfields in 2005 was Pilipinas Shell.

c.2) Investment Income - the Company's equity share in affiliates' earnings is dependent on the financial performance of its investee companies, namely EPHI and Penta Capital Investment Corporation.

d) Transactions with and/or Dependence on Related Parties - the information required is contained on Note 18 to the Company's 2005 Audited Financial Statements.

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -NONE

f) Need for Any Governmental Approval of Principal Products or Service – The Company is a participant in various SCs and GSECs with the government through the Department of Energy which provide for certain minimum work expenditure obligations and drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

g) Effect of Existing or Probable Governmental Regulations on the Business - Existing government regulations do not adversely affect the business of the Company.

h) Estimate of Amount Spent for Research and Development Activities – The Company incur expenses in the oil exploration projects wherein the company is a participant, expense on the evaluation and studies on these projects form part of deferred costs.

i) Costs and Effects of Compliance with Environmental Laws
Compliance with the environmental laws has not, and is not anticipated to, adversely affect the businesses and financial conditions of the Company.

j) Employees – As December 31, 2005, the Company has 25 employees. The Company does not anticipate hiring additional employees within the ensuing twelve (12) months. The present employees are not subject to Collective Bargaining Agreement.

Type of employee	Exploration/ Technical	Finance/Administration/ Legal/Stocks
Executive Officers	2	3
Managers/Technical	3	1
Rank and File	5	11
Total	10	15

k) Mining and Oil Companies – information required herein is provided in Item 1 (a) above under the heading "Petroleum Projects".

Item 2. Properties

The information required by Item 2 is contained in Note 8 to the Company's 2005 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. A mortgage participation indenture based on the appraised value of the office condominium units amounting to about P71.355M as of October 2005, are used as collateral for some of the Company's loans. These properties are in

good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC/GSEC No.	Participating Interest	Deferred Costs (in thousands)
SC6A (Octon)	43.33000%	P 408,243
(SaddleRock/Esperanza)	43.33000	64,844
SC41 (Sulu Sea)	15.48000	145,989
GSEC98 (Onshore MIndoro)	30.00000*	73,595
Swan Block (NW Palawan) Unified	32.97500	98,811
SC6B (Bonita/Cadlao)	21.87500	12,710
Others		1,058
	Total	P 805,249

*includes Anglo and Basic

Item 3. Legal Proceedings

There is no pending litigation or claim by or against, nor any contingent liability of nor any judgment or settlement rendered by any government agency or any other party either in favor of or against, the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholders Matters

(a) Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2005 and 2004 and the first quarter of the current year 2006, expressed in Philippine Pesos, are as follows:

Stock Prices:

		High	Low
2006	First Quarter	P0.560	P0.350
2005	First Quarter	0.540	0.215
	Second Quarter	0.380	0.210
	Third Quarter	0.470	0.280
	Fourth Quarter	0.440	0.340
2004	First Quarter	0.235	0.135
	Second Quarter	0.290	0.140
	Third Quarter	0.280	0.180
	Fourth Quarter	0.270	0.180

(2) Holders

There were 10,933 shareholders of record as of December 31, 2005. Common shares outstanding as of December 31, 2005 totaled 1,534,944,016 shares. SEC approved the last registration of the capital stock filed on January 27, 1994.

Top 20 stockholders as of December 31, 2005:

NAME	NO. OF SHARES HELD	% TO TOTAL
1. NATIONAL BOOKSTORE, INC.	266,526,223	17.3639
2. VULCAN INDUSTRIAL & MINING CORP.	205,876,535	13.4126
3. PHILEX MINING CORPORATION	174,403,750	11.3622
4. ALAKOR CORPORATION	51,459,904	3.3525
5. TERESITA DELA CRUZ	25,507,577	1.6617
6. PHILIPPINE OVERSEAS TELECOMMS.	24,234,387	1.5788
7. ALAKOR SECURITIES CORPORATION	24,223,034	1.5781
8. TRAFALGAR HOLDINGS PHILS., INC.	14,740,821	0.9603
9. WEALTH SECURITIES, INC.	9,593,122	0.6249
10. OSCAR T. LEE	7,443,947	0.4849
11. HENRY A. BRIMO	6,013,353	0.3917
12. ALSONS CONSOLIDATED RESOURCES	5,667,200	0.3692
13. CONRADO S. CHUA	4,905,652	0.3195
14. RCBC TA# 72-230-8	3,854,825	0.2511

15. ANG NGO CHIONG	3,643,112	0.2373
16. NICASIO ALCANTARA	3,632,000	0.2366
17. ALBERT AWAD	3,515,620	0.2290
18. RCBC TA# 32-314-4	3,368,821	0.2194
19. ALBERTO MENDOZA &/OR JEANIE MENDOZA	3,179,104	0.2071
20. CUALOPING SECURITIES CORP.	3,052,169	0.1988

(3) Dividends

NO dividends were declared during the last two (2) years 2004 and 2005 and the first quarter of the current year 2006.

The Company's ability to declare and pay dividends is restricted by the availability of funds and the provision of existing loan agreements.

(4) Recent Sales of Unregistered Securities

NO unregistered securities were sold during the past three (3) years. All of the Company's issued and outstanding shares of stock are duly registered in accordance with the provisions of the SRC.

(a) Securities Sold – not applicable; NO securities were sold
(b) Underwriters and Other Purchases – not applicable; NO securities were sold
(c) Consideration – not applicable; NO securities were sold
(d) Exemption from Registration Claimed – not applicable; NO securities were sold.

Item 6. Management's Discussion and Analysis or Plan of Operation.

(a) Management's Discussion and Analysis or Plan of Operation

(1) Plan of Operation

(A) The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:

(i) Collecting a portion of Accounts Receivables as of December 31, 2005; or,
(ii) Selling a portion of its existing investments and/or treasury shares that it may subsequently acquire.
(iii) Generating cash from loans and advances.

(B) The Company is now considering farm-in proposals from local and foreign oil companies which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

(C) The Company does not expect to make any significant purchase or sale of any plant and equipment within the next twelve (12) months.

(D) The Company does not expect any significant change in the number of its employees in the next twelve (12) months.

(2) Management's Discussion and Analysis

Financial highlights for the years 2005 and 2004 are presented below:

(in thousands of pesos)	2005	2004 (as restated)
Petroleum Revenues	78,739	37,575
Investment Income	38,282	9,710
Interest & Other Income	16,518	13,018
Net Income (Loss)	2,745	(308,281)
Total Assets	2,293,019	2,210,921
Net Worth	1,796,124	1,764,696
Issued & Subscribed Capital	1,534,944	1,534,944

The top five (5) key performance indicators of the Company are as follows:

	Dec. 31, 2005	Dec. 31, 2004
Current Ratio	*0.16 : 1*	*0.07 : 1*
Current Assets	77,070,904	22,175,870
Current Liabilities	496,234,778	297,350,067
Debt to Equity Ratio	*0.28 : 1*	*0.25 : 1*
Total Liabilities	496,894,593	446,224,409
Stockholders Equity	1,796,124,094	1,764,696,348
Equity to Debt Ratio	*3.61 : 1*	*3.95 : 1*
Stockholders Equity	1,796,124,094	1,764,696,348
Total Liabilities	496,894,593	446,224,409

Book Value per Share	*1.17016*	*1.14968*
Stockholders Equity	1,796,124,094	1,764,696,348
Average shares outstanding	1,534,944,016	1,534,944,016
Income (Loss) per Share	*0.00179*	*(0.20084)*
Net Income (Loss)	2,744,795	(308,281,512)
Average shares outstanding	1,534,944,016	1,534,944,016

Current Ratio increased to 0.16:1 as of December 31, 2005 from 0.07:1as of December 31, 2004. The Company's current liabilities exceeded its current assets by P419.2 million as of December 31, 2005 and P275.2 million as of December 31, 2004. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P243.4 million as of December 31, 2005 and P195.2 million as of December 31, 2004. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.65:1 as of December 31, 2005 and 0.73:1 as of December 31, 2004.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, the information required by this item is contained in Note 2 to the Company's Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, most of the funding for such expenditures is expected to be provided by potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations, the information required by this item is contained in Notes 2, 13 and 15 to the Company's 2005 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets increased from P2.2 billion as of year-end 2004 to P2.3 billion as of year-end 2005.
   - Cash account increased by P5.4 million or 164% from P3.3 million as of December 31, 2004 to P8.7 million as of December 31, 2005, the increase was due to the collection of some receivables.
   - Receivables increased by P13.6 million or 104%. The increase was due to some receivables accrued.
   - P39.5 million of advances to related companies was reclassified to current assets in 2005 from noncurrent assets.
   - Other current assets decreased by P0.08 million or 33% due to the application of prepaid income tax booked as of December 31, 200.

b) Total current liabilities increased from P297.4 million in 2004 to P496.2 million in 2005.
   - Loans payable and current portion of long-term debt decreased by P29.7 million or 51% and P38.8 million or 31%, respectively, mainly due to the settlement of some loans.
   - Trade and other payables increased by P9.8 million or 9% due to some accruals booked at year-end.
   - Advances from related companies amounting to P257.6 million were reclassified to current liabilities in 2005.
   - Additional information is also contained in Notes 14 and 17 of the Report of the Independent Auditors.

c) Stockholders' equity increased by P31.4 million mainly due to the adjustment in the valuation reserve pertaining to the listed stock investments of the company.

d) Gross revenues in 2005 totaled P133.5 million compared to P60.3 million in 2004. The increase in revenues in 2005 was accounted for mainly by the higher income from petroleum operations which was up by P41.2 million. The increase was caused primarily by the higher production volume and crude prices in 2005. The average price per barrel in 2005 was US$ 25.97 as compared to US$ 19.29 in 2004. Equity in net earnings of associates increased by P28.6 million or 294% due to the high level of income of the associates. Interest, dividends and other income increased by P3.5 million mainly due to higher other income and foreign exchange gain booked in 2005.

f) Total costs and expenses in 2005 decreased by P238.2 million. The decrease was due mainly to the absence in 2005 of the P255.7 million loss on disposal of part of the EPHI investment booked in 2004 and the provision for probable loss on deferred oil exploration and development charges of P37.5 million.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(vii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation, EXCEPT as discussed below:

As disclosed in Note 15 to the Financial Statements, the Company was unable to pay principal installments due for the period September 2003 to December 2005 on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of the loan was classified as current.

Also as disclosed in Notes 2 and 13 to the Financial Statements, the Company did not make principal and interest payments to another creditor bank pending formal approval of the restructuring of its loan.

The local banks charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of December 31, 2005, the Company had not fully recognized the penalty charged by creditor banks pending the final outcome of the restructuring of the loans which is expected to result in the substantial condonation of the accrued penalties.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period, except as disclosed in Note 24 to the Financial Statements.

(2) Interim Periods

No interim financial statements are included in this report.

Item 7. Financial Statements

The 2005 Audited Financial Statements of the Company is incorporated herein by reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-A.

Item 8. Information on Independent Accountant and other Related Matters

Information on Independent Accountant. The accounting firm of Sycip, Gorres, Velayo and Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed as the external auditor of the Company in the 2004 and 2005 annual stockholders' meeting.

External Audit Fees and Services. The fees of the external auditor in the past two (2) years are as follows:

Year	Audit & Audit Related Fees	Tax Fees	Other Fees
2005	P450,000	-0-	-0-
2004	P325,000	-0-	-0-

For the past two (2) years, the Company has not engaged the services of SGV except for the audit and review of the annual financial statements in connection with statutory and regulatory filings for years 2005 and 2004. The amounts under the caption "Audit and Audit Related Fees" for the years 2005 and 2004 pertain to these services.

The Audit Committee reviews and recommends to the Board and stockholders the appointment of the external auditor and the fixing of the audit fees for the Company. The Board and stockholders approve the Audit Committee's recommendations.

The Audit Committee has an existing policy, which prohibits the Company from engaging the independent accountant to provide services that may adversely impact their independence, including those expressly prohibited by SEC regulations.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure. The Information required by Item 8 is contained in the Report of Independent Auditors on the Company's 2005 Audited Financial Statements.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

(a) Directors, Executive Officers Promoters and Control Persons

(1) Identify Directors and Executive Officers

(A) Names and Ages of all Directors and Executive Officers

Name	Age	Citizenship	Position	Period of service From	To
Alfredo C. Ramos	62	Filipino	Chairman of the Board President	1992 1989	Present Present
Nicasio I. Alcantara	63	Filipino	Director	1991	Present
Walter W. Brown	66	Filipino	Director	2003	Present
Christopher M. Gotanco	56	Filipino	Director	2005	Present
Honorio A. Poblador III	59	Filipino	Independent Director	2002	Present
Presentacion S. Ramos	63	Filipino	Director	1997	Present
Augusto B. Sunico	77	Filipino	Director	1984	Present
Adrian S. Ramos	27	Filipino	Director	Jan 2006	Present
Francisco A. Navarro	63	Filipino	Director Exec. Vice Pres.	Mar 2006 2005	Present Present
Reynaldo E. Nazarea	54	Filipino	Treasurer VP-Admin.	2005 1987	Present Present
Alessandro O. Sales	47	Filipino	VP-Exploration	2005	Present
Adrian S. Arias	43	Filipino	Corporate Secretary	1992	Present

The Company's independent directors are Messrs.Honorio A. Poblador III and Nicasio I. Alcantara.

(B) Positions and offices that each person named above held with the Company

Mr. Alfredo C. Ramos has been the President and Chairman of the Board of the Company since December 1992.

Dr. Walter W. Brown was elected director in 2003 to replace Mr. Henry A. Brimo who retired as director.

Mr. Christopher M. Gotanco was elected director in 2005 to replace Mr. Teodoro L. Locsin.

Ms. Presentacion S. Ramos has been a director since 1997.

Atty. Augusto B. Sunico has been a Director since October 1989, He retired as EVP & Treasurer in April 30, 2005.

Independent directors Mr. Nicasio I. Alcantara and Mr. Honorio A. Poblador III have been directors of the Company since 1991 and 1992, respectively.

Mr. Adrian. S. Ramos was elected director on January 18, 2006 to replace Mr. Gerard H. Brimo who resigned as director.

Mr. Francisco A. Navarro was elected director on March 22, 2006 to replace Mr. Maximo G. Licauco III who resigned as director. He is the company's Executive Vice President since May 1, 2005 and has headed the company's exploration division since 1986.

Mr. Reynaldo E. Nazarea became the company's Treasurer on May 1, 2005. He has been the company's Vice President for Finance and Administration since 1987.

Mr. Alessandro O. Sales became the Vice President for Exploration in July 2005.

Atty. Adrian S. Arias has been the company's Corporate Secretary since 1992.

(C) Term of Office as Director and Period of Service

The Directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. Officers are appointed or elected annually by the Board of Directors during its organizational meeting following the Annual Meeting of Stockholders, each to hold office until the corresponding meeting of the Board of Directors in the next year or until a successor shall have been elected, appointed or shall have qualified, in accordance with the Company's By Laws.

(D) Business experience of directors/officers during the past five (5) years

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he has served as a director an/or executive officer, and maintained business interests in companies involved in printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Mr. Nicasio I. Alcantara is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officers and maintained business interests in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others.

Dr. Walter W. Brown is a Director of the company. For the past five (5) years, he has served as director/executive officer/consultant to companies involved in mining, petroleum exploration and development, real estate development and manufacturing.

Mr. Christopher M. Gotanco is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in transportation, property development, mining, oil and gas exploration, and retail, among others.

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in companies involved in telecommunications, property development and diversified holdings, among others.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years, she has served as a director and/or executive officer and maintained business interests in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Mr. Adrian S. Ramos is a Director of the company. He has served as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media, investment holdings, mining, financial services, securities and water infrastructure.

Atty. Augusto B. Sunico is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer , and maintained business interests, in a university and companies involved in oil and gas exploration, mining, stock brokerage, property development, financial services and shopping center, among others.

Mr. Francisco A. Navarro is a Director and the Company's Executive Vice President. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Reynaldo E. Nazarea is the company's Treasurer and Vice President for Administration. For the past five (5) years, he has served as a director of companies involved in financial services.

Mr. Alessandro O. Sales is the company's Vice President for Exploration. He has formulated and implemented the company's oil exploration and development programs for the past five (5) years.

Atty. Adrian S. Arias is the company's Corporate Secretary. He has been in active corporate law practice for more then ten (10) years.

(E) Directors with directorship(s) held in reporting companies

Alfredo C. Ramos	Anglo Philippine Holdings Corp. Atlas Consolidated Mining & Devt. Corp EDSA Properties Holdings, Inc. Kuok Philippine Properties, Inc. Penta Capital Investment Corporation Penta Capital Finance Corporation Philippine Gaming & Management Corp. Philippine Seven Corporation United Paragon Mining Corporation Vulcan Industrial & Mining Corp.
Walter W. Brown	A. Brown Company, Inc. International Exchange Bank Philippine Realty and Holdings Corporation Philex Mining Corporation
Augusto B. Sunico	Alakor Securities Corporation Anglo Philippine Holdings Corporation EDSA Properties Holdings, Inc. Manuel L. Quezon University Penta Capital Investment Corporation Penta Capital Finance Corporation United Paragon Mining Corporation Vulcan Industrial & Mining Corporation
Presentacion S. Ramos	Alakor Securities Corporation Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation

Christopher M. Gotanco	Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation
Francisco A. Navarro	Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation
Adrian S. Ramos	Alakor Securities Corporation Anglo Philippine Holdings Corporation United Paragon Mining Corporation
Nicasio I. Alcantara	Petron Corporation
Honorio A. Poblador III	Philippine Comm. Satellite Corporation

(2) Significant Employees

Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contribution to the business of the Company.

(3) Family Relationships

Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and brother-in-law of Atty. Augusto B. Sunico, Director. Mr. Adrian S. Ramos, Director, is the son of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

(4) **Involvement in Certain Legal Proceedings**

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officers, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, executive officer, promoter or control person; and (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action),

the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 10. Executive Compensation

(1) Summary Compensation Table

Information as to aggregate compensation paid or accrued during the last two years and to be paid in the ensuing year to the Company's Chief Executive Officer and four other most highly compensated officers follows:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos Augusto B. Sunico Francisco A. Navarro Reynaldo E. Nazarea Alessandro O. Sales Isabelita L. Matela	Chairman/President EVP & Treasurer (retired April 30, 2005) EVP Treasurer & VP-Admin VP-Exploration Finance Manager				
		2004	1,623,706	-0-	-0-
		2005	9,595,510	-0-	-0-
		2006 (est)	4,569,198	-0-	-0-
All Officers and directors as a group unnamed					
		2004	2,618,459	-0-	-0-
		2005	10,530,833	-0-	-0-
		2006 (est)	5,878,871	-0-	-0-

(2) Compensation of Directors

(A) Standard Arrangement

For the most recently completed year and the ensuing year, directors received and will receive a per diem of P5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last year and for the ensuing year.

(B) Other Arrangements

There are no other arrangements for compensation of directors, as such, during the last year and ensuing year.

(3) Employment Contracts and Termination of Employment and Change-in-Control

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Augusto B. Sunico, Francisco A. Navarro, Reynaldo E. Nazarea and Alessandro O. Sales, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and company car plan. Other than what is provided under applicable labor laws and existing retirement plan, there are no compensatory plans or arrangements with executive officers entitling them to receive more than P2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

Item 11. Security Ownership of Certain Beneficial Owners and Management

(1) Security Ownership of Certain Record and Beneficial Owners

As of December 31, 2005 the Company knows of no one who beneficially owns in excess of 5% of the Company's common stock except as set forth in the table below:

Title of Class	Name and address record/beneficial owner	Amount and nature of record/beneficial of ownership	Citizenship	Percent of class
Common	PCD Nominee Corporation* G/F Makati Stock Exchange 6767 Ayala Avenue Makati City	P 377,774,768 (of record)	Filipino	24.61%
Common	National Bookstore, Inc.** 4/F Quad Alpha Centrum 125 Pioneer Street Mandaluyong City	266,526,223 (of record)	Filipino	17.36
Common	Vulcan Industrial & Mining Corporation** 9/F Floor Quad Alpha Centrum 125 Pioneer Street Mandaluyong City	205,876,535 (of record)	Filipino	13.41
Common	Philex Mining Corp.**	174,403,750 (of record)	Filipino	11.36

Philex Bldg., Brixton
Corner Fairlane Sts.
Pasig City

**The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. As a matter of practice, PCNC issues a general proxy nominating, constituting and appointing each of its participants as PCNC's proxy to vote for the number of shares beneficially owned by such participant in PCNC's books as of a specific record date.*

***The respective proxies of these corporate shareholders are appointed by their respective Board of Directors and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Patrick V. Caoile have been appointed proxies for National Book Store, Inc. and Vulcan Industrial Mining Corp., while Dr. Walter W. Brown has been appointed proxies for Philex Mining Corp.*

(2) Security Ownership of Management

The Company's directors (D), Chief Executive Officer (CEO), and four (4) most highly compensated executive officers (O) own the following number of voting shares as of December 31, 2004:

Title of Class	Name of Beneficial Owner	Amount of Ownership	Citizenship	Percent of Class
Total A&B	Alfredo C. Ramos (D/CEO)	P107,074	Filipino	<0.010%
Total A&B	Augusto B. Sunico (D)	16,511	Filipino	<0.010
Total A&B	Walter W. Brown (D)	10,000	Filipino	<0.010
Total A&B	Nicasio I. Alcantara (D)	3,632,000	Filipino	0.236
Total A&B	Honorio A. Poblador III (D)	299,000	Filipino	0.019
Total A&B	Presentacion S. Ramos (D)	1,921,000	Filipino	0.125
Total A&B	Christopher M. Gotanco (D)	893,275	Filipino	<0.010
Total A&B	Adrian S. Ramos (D)	10,051	Filipino	<0.010
Total A&B	Francisco A. Navarro (O/D)	7,456	Filipino	<0.010
Total A&B	Reynaldo E. Nazarea (O)	256,250	Filipino	<0.010
Total A&B	Alessandro O. Sales (O)	NIL	Filipino	NIL
Total A&B	Adrian S. Arias (O)	652	Filipino	<0.010
Total A&B	Isabelita L. Matela (O)	6,486	Filipino	<0.010

As of December 31, 2005, the aggregate number of shares owned by the Company's directors, Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 7,159,755 shares, or approximately 0.466% of the Company's outstanding capital stock.

(2) Voting Trust Holders of 5% or More

To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

(3) Changes in Control

To the extent known to the Company, there are no arrangements, which may result in a change in control of the Company.

Item 12. Certain Relationships and Related Transactions

The information required by Item 12 is contained on Note 18 to the Company's 2005 Audited Financial Statements.

PART IV – CORPORATE GOVERNANCE

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5 series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

1. The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

PART V - EXHIBITS AND SCHEDULES

Item 13 Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits (page ___)

(b) Reports on SEC Form 17-C – See attached

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Mandaluyong on ____________, 2006.

By:

ALFREDO C. RAMOS
Principal Executive/Operating Officer

FRANCISCO A. NAVARRO
Executive Vice President

REYNALDO E. NAZAREA
Principal Financial Officer

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 18 day of MAY 2006 2006 affiant(s) exhibiting to me his/their Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	12099631	01-02-2006	Manila
FRANCISCO A. NAVARRO	21852116	02-17-2006	Pasig
REYNALDO E. NAZAREA	21393721	02-03-2006	Mandaluyong
ADRIAN S. ARIAS	09771415	01-04-2006	Mandaluyong

BENIGNO F. MORALES
NOTARY PUBLIC
Notary Public
DEC. 31, 2007
PTR NO 0806937
ISSUED ON 1-2-06
MANDALUYONG CITY

DOC. NO. 105
PAGE NO. 22
BOOK NO. 90
SERIES OF 2006

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2005, 2004 and 2003. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weakness in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board / Chief Executive Officer

Reynaldo E. Nazarea
Chief Financial Officer

SUBSCRIBED AND SWORN to before me this 26 APR 2006 day of April 2006 affiant(s) exhibiting to me his/her Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	12099631	01/02/2006	Manila
REYNALDO E. NAZAREA	21393721	02/03/2006	Mandaluyong City

BENIGNO F. MORALES
NOTARY PUBLIC
DEC 31, 2007
PTR NO 0806937
ISSUED ON 1-2-06
MANDALUYONG CITY

DOC. No. 96
PAGE No. 99
BOOK No. 93
SERIES OF 2006

/myf

THE PHILODRILL CORPORATION
LIST OF ITEMS REPORTED UNDER SEC FORM 17C

Date of Report	Description
January 20, 2005	Certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.
February 03, 2005	Report on the number of the Company's shareholders owning at least one (1) board lot each as of January 31, 2005.
March 04, 2005	Report on the number of the Company's shareholders owning at least one (1) board lot each as of February 28, 2005.
March 30, 2005	The Board of Directors has scheduled the Annual Stockholders' Meeting on June 29, 2005, and the record date for purposes of determining the stockholders of record entitled to notice of and to vote at the said meeting is April 15, 2005.
March 31, 2005	Certification on the Company's Petroleum Service contracts with the Department of Energy (DOE).
April 06, 2005	Report on the number of the Company's shareholders owning at least one (1) board lot each as of March 31, 2005.
April 19, 2005	Submission of one (1) pc. CD-ROM List of stockholders as of April 15, 2005.
May 3, 2005	Retirement of the Company's Executive Vice President & Treasurer, Atty. Augusto B. Sunico.
	Appointment of Mr. Francisco A. Navarro as Executive Vice President and designation of Mr. Reynaldo E. Nazarea as Treasurer and Vice President for Administration, subject to Board confirmation.
May 5, 2005	Report on the number of the Company's shareholders owning at least one (1) board lot each as of April 29, 2005.

May 30, 2005	The Company entered into a Deed of Assignment with Galoc Production Company BSC (GPC) in respect of the assignment to GPC of 75% of the Company's 25.588% participating interest in the Galoc Block, which represents northern portion of Block C under Service Contract 14.
June 6, 2005	Report on the number of the Company's shareholders owning at least one board lot each as of May 31, 2005
June 29, 2005	Election of Directors and Officers to serve for one year until their successors shall have been elected at the next annual stockholders' meeting in 2006.
July 5, 2005	Report on the number of the Company's shareholders owning at least one board lot each as of May 31, 2005
July 7, 2005	Promotion of Mr. Alessandro O. Sales from Assistant Vice President to Vice President for Exploration, subject to Board confirmation.
August 5, 2005	Report on the number of the Company's shareholders owning at least one board lot each as of July 31, 2005
August 16, 2005	Approval of the Deed of Assignment in Service Contract 14-Block C, Galoc Block, Northwest Palawan from the Department of Energy.
September 5, 2005	Report on the number of the Company's shareholders owning at least one board lot each as of August 31, 2005
September 12, 2005	Appointment of Ms. Francisca D. Ricarte as Internal Auditor of the Company to be submitted for approval to the Board of Directors on September 28, 2005.
September 28, 2005	Confirmation of the appointment of Ms. Francisca D. Ricarte as the Company's Internal Auditor.
October 5, 2005	Report on the number of the Company's shareholders owning at least one board lot each as of September 30, 2005.

November 5, 2005	Report on the number of the Company's shareholders owning at least one board lot each as of October 28, 2005.
December 5, 2005	Report on the number of the Company's shareholders owning at least one board lot each as of November 30, 2005.
January 6, 2006	Report on the number of the Company's shareholders owning at least one board lot each as of December 31, 2005.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited, in accordance with auditing standards generally accepted in the Philippines, the financial statements of The Philodrill Corporation included in this Form 17-A and have issued our report thereon dated May 11, 2006. Our report was modified because (a) we were unable to perform sufficient additional procedures on the financial information of an associate audited by other auditors and (b) the financial statements have been prepared assuming that the Company will continue as a going concern. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code Rule 68 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

SYCIP GORRES VELAYO & CO.

Jaime F. Del Rosario

Jaime F. Del Rosario
Partner
CPA Certificate No. 56915
SEC Accreditation No. 0076-A
Tax Identification No. 102-096-009
PTR No. 4180830, January 2, 2006, Makati City

May 11, 2006

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE YEAR ENDED DECEMBER 31, 2005

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	534,897	819,569	892,437	0	462,029		462,029
	534,897	819,569	892,437	0	462,029	0	462,029

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE YEAR ENDED DECEMBER 31, 2005

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE Number of Shares or Principal Amount of Bonds and Notes	BEGINNING BALANCE Amount in Pesos	ADDITIONS Equity in Earnings (Losses) of Investees for the Period	ADDITIONS Others	DEDUCTIONS Distribution of Earnings by Investees	DEDUCTIONS Others	ENDING BALANCE Number of Shares or Principal Amount of Bonds and Notes	ENDING BALANCE Amount in Pesos	Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
Investments in associates-at equity									
EDSA Properties Holdings Inc.	214,130,690	693,632,799	37,834,317	22,293	7,280,618	8,538	214,145,690	724,200,253	
Penta Capital Investment Corp.	1,600,000	162,018,507	2,833,902		1,999,938		1,600,000	162,852,471	
Penta Capital Holdings, Inc.	300,000	44,731,318	(2,385,930)				300,000	42,345,389	
		900,382,624	38,282,289	22,293	9,280,556	8,538		929,398,112	0
Amount shown under the caption "Investments-Marketable Securities"							Amount shown under the caption "Available For Sale Investments"		
At lower of aggregate cost or market value									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
CJH Golf Club, Inc.		0		20,305,556			17	20,305,556	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	99,279	15,852					99,279	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		204,092,302	0	20,305,556	0	0		224,397,858	0
less-allowance for decline in market value		158,419,567		(18,576,988)		0		139,842,579	
		45,672,735		38,882,544		0		84,555,279	
At cost:									
CJH Golf Club, Inc.	17	20,305,556		(20,305,556)				0	
less-allowance for decline in market value		10,105,548		10,105,548				0	
		10,200,008	0	(10,200,008)	0	0		0	0
		956,255,367	38,282,289	28,704,829	9,280,556	8,538		1,013,953,391	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE YEAR ENDED DECEMBER 31, 2005

Name of Affiliate	Beginning Balance	Ending Balance	Amount shown under caption "Current Assets" in related balance sheet	Amount shown under caption "Noncurrent Assets" in related balance sheet
United Paragon Mining Corporation	25,695,101	26,677,076		26,677,076
Vulcan Industrial and Mining Corporation	23,814,412	24,179,106	24,179,106	
Fil-Energy Corporation	14,251,893	14,251,893	14,251,893	
Ocean Composite Yacht, Inc.	4,500,000	4,500,000		4,500,000
Pacific Rim Export Holdings, Corporation	1,114,118	1,114,118		1,114,118
Minoro Mining Corporation	1,031,278	1,031,278	1,031,278	
Others	39,981	41,081	41,081	
	70,446,783	71,794,552	39,503,358	32,291,194
Less-allowance for doubtful accounts	5,614,118	5,614,118		5,614,118
	64,832,665	66,180,434	39,503,358	26,677,076

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	583,407,178	3,082,824			586,490,002
Office condominium units and improvements	14,009,422			(3,234,961)	10,774,461
Office furniture, fixtures and equipment	10,066,668	611,508			10,678,176
Transportation equipment	6,852,131	783,177	(1,600,000)		6,035,308
	614,335,399	4,477,509	(1,600,000)	(3,234,961)	613,977,947

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE YEAR ENDED DECEMBER 31, 2005

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	289,517,894	2,388,663			291,906,557
Office condominium units and improvements	11,897,351	700,471		(2,909,004)	9,688,818
Office furniture, fixtures and equipment	9,975,989	128,833	(178,000)		9,926,822
Transportation equipment	6,432,131	1,203,177	(1,600,000)		6,035,308
	317,823,365	4,421,144	(1,778,000)	(2,909,004)	317,557,506

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2005

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	798,153,561	11,651,941	(4,556,684)			805,248,819
	798,153,561	11,651,941	(4,556,684)	0	0	805,248,819

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE YEAR ENDED DECEMBER 31, 2005

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Metropolitan Bank and Trust Company	59,987,965	59,987,965	0
Penta Capital Investment Corporation	25,000,000	25,000,000	0
	84,987,965	84,987,965	0

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE YEAR ENDED DECEMBER 31, 2005

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P1.00 par value	1,550,000,000	1,482,073,379	52,870,637	0	7,202,439	1,527,741,577

FILE NO. 82-2579

COVER SHEET

3	8	6	8	3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea
Contact Person

631-8151
Company Telephone Number

06 30
Month *Day*

SEC Form 17Q - 2006
FORM TYPE

Month *Day*
Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

10728
Total No. of Stockholders

P111.0 million
Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended June 30, 2006

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
	1,534,944,016

	Amount of Debt Outstanding
Total Liabilities	P351,746,308.00

11. Are any or all of these securities listed on the Philippine Stock Exchange.

    Yes [x] No [ ]

12. Check whether the issuer

    (a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

    Yes [x] No [ ]

    (b) has been subject to such filing requirements for the past 90 days.

    Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 2nd quarter ended 30 June 2006 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 June 2006), with comparative Statement of Operations for the comparable period (01 January to 30 June 2005) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 June 2006), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 June 2005) are attached to this report.

4. The basic and diluted eamings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 June 2006), as well as the basis of computation thereof.

5. The Company's interim financial report for the 2nd quarter 2006 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 June 2006) as compared with the most recent annual financial statements (2005), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 June 2006), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company, except for the sale of a portion of the Company's shareholdings in EDSA Properties Holdings Inc. (EPHI) as discussed in the latter part of this report.

9. There were NO changes in the estimates of amounts reported in prior financial year (2005), which had a material effect in the current interim period (01 January to 30 June 2006).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to June 30, 2006).

11. There were NO dividends paid on any Company share during the interim period (January 1 to June 30, 2006).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to June 30, 2006) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to June 30, 2006) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2005) and as of end of current interim period (June 30, 2005), except as disclosed below:

    The Company has made no provisions for penalty charges on unpaid principal and interest due to certain local banks as of December 31, 2005 and June 30, 2006. The local banks charge penalty ranging from 24% to 36% of outstanding unpaid principal and interest. Management believes that the final amount of penalties to be charged by the banks will depend on the outcome of ongoing negotiations for the settlement/restructuring of the loans.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to June 30, 2006).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first two quarters ended June 30, 2006 totaled P95.3 million compared with P86.7 million for the same period last year. Gross revenues increased by P8.6 million or 10% due to the increase in other income from P3.4 million to P26.2 million. The increase in other income was due to the condonation of interest on advances previously accrued as of December 31, 2005. Petroleum revenues decreased by P6.0 million due to the temporary suspension of production operations in April and May to pave the way for the rehabilitation of the buoy at Matinloc, the drydocking of the Matinloc crude carrier and the off-hiring of the vessel in Nido pending the renewal of its accreditation with Shell. For the first semester ended June 30, 2006, production totaled 80,265 bbls. as compared with 119,133 bbls. for the same period last year. Equity in net earnings of associates decreased by P8.2 million or 79.7% due to the discontinuance of the equitization of the EPHI investment resulting from the reclassification of EPHI investment to Available-For-Sale (AFS) investment effective January 2006.

Expenses increased by P83.4 million from P88.6 million for the first two quarters of 2005 to P171.9 million for the first two quarters of 2006. The increase was due mainly to the P107.6 million loss booked from the sale of a portion of the company's investment in EPHI in order to reduce the level of the Company's borrowings. Interest and financing charges decreased by P14.8 million due to the reversal of the accrued interest on advances for the interim period due to condonation. Operating costs decreased by 20.8% due to the lower level of production. The company's net loss amounted to P76.6 million for the first two quarters of 2006 as compared with a P1.9 million loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	June 30, 2006	Dec. 31, 2005
Current Ratio	*0.13 : 1*	*0.16 : 1*
Current Assets	45,879,312	77,070,904
Current Liabilities	351,086,492	496,234,778
Debt to Equity Ratio	*0.25 : 1*	*0.28 : 1*
Total Liabilities	351,746,307	496,894,593
Stockholders Equity	1,412,750,453	1,796,124,094
Equity to Debt Ratio	*4.02 : 1*	*3.61 : 1*

Stockholders Equity	1,412,750,453	1,796,124,094
Total Liabilities	351,746,307	496,894,593
Book Value per Share	*0.92039*	*1.17016*
Stockholders Equity	1,412,750,453	1,796,124,094
Average shares outstanding	1,534,944,016	1,534,944,016
Income (Loss) per Share	*0.04994*	*0.00124**
Net Income (Loss)	(76,649,777)	(1,900,763)
Average shares outstanding	1,534,944,016	1,534,944,016

*for the period January to June 2005

The current ratio decreased from 0.16:1 as of December 31, 2005 to 0.13:1 as of June 30, 2006. The Company's current liabilities exceeded its current assets by P305.2 million as of June 30, 2006 and P419.2 million as of December 31, 2005. However, a portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P166.3 million as of June 30, 2006 and P243.4 million as of December 31, 2005. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.6: 1 as of June 30, 2006 and 0.65:1 as of December 31, 2005.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets decreased from P2.293 billion as of December 31, 2005 to P1.764 billion as of June 30, 2006. Receivables increased by P16.1 million due to the trade receivables booked as of June 30, 2006 from crude deliveries to Pilipinas Shell. The current portion of advances to related companies decreased by P39.5 million due to a P32.0 million collection of the accounts and a reclassification to noncurrent assets. The net carrying cost of the property and equipment decreased by P18.6 million due to adjustments made in previously capitalized costs. The carrying value of the investments decreased by P478.9 million mainly due to the sale of a portion of the EPHI investment booked in June 2006 and the adjustment in the valuation reserve of the company's listed stock investments. Advances to related companies – noncurrent, increased by P7.7 million or 29%. Other noncurrent assets decreased by P10.9 million due to the collection of certain receivables from affiliates.

Total current liabilities decreased by P145.1 million from P496.2 million as of December 31, 2005 to P351.1 million as of June 30, 2006. Trade and other payables and advances from related

companies decreased by 25% and 29% respectively, due to the settlement of some accounts during the period.

Stockholders' equity decreased by P383.4 million from P1.796 billion as of December 31, 2005 to P1.412 billion as of June 30, 2006. The company acquired 40,712,557 of its own shares that were held as treasury stock as of end of the interim period. The valuation reserve pertaining to the company's listed stock investments was adjusted from P129.7 million as of December 31, 2005 to P248.6 million as of June 30, 2006. Retained earnings decreased by P76.6 million due to the net loss booked for the first two quarters of 2006.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, except as discussed below:

   For the second quarter of 2006, the Company was able to start paying portion of its principal installments due to Metropolitan Bank & Trust Company.

   As of June 30, 2006, the Company was awaiting approval from RCBC of the restructuring of the loan.

   These local banks usually charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of June 30, 2006, the Company had not fully recognized the penalty charges pending the final outcome of negotiations for loan restructuring which usually involves the condonation of a substantial part of the accrued penalties.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$0.5 (P27.8 million) in 2006. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

    Cash decreased by P5.8 million or 67.1% due to payment of accounts.

    Receivables increased by P16.1 million or 60.3% due to additional trade receivables booked as of June 30, 2006.

    Other current assets decreased by P0.036 million or 21.6%.

    Property and equipment decreased by P18.6 million or 6.3% due to adjustments made in capitalized costs.

    Investments in associates and available for sale investments reflected a net decrease of P478.9 million due to the sale of 50% or 107 million shares of the Company's EPHI holdings and the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

    Advances to related companies increased by P7.7 million due to the reclassification made from current to noncurrent advances.

Other noncurrent assets decreased by P10.9 million or 14.9% due to the collection of accrued interest receivable during the period.

Trade and other payables and advances from related companies decreased by P78.4 million and P64.5 million respectively due to the payments made on these accounts during the interim period.

Unrealized losses on decline in market value of investments increased by P118.9 million or 91.6% due to the booking of the valuation reserve pertaining to the remaining 50% of the Company's investment in EPHI. This resulted from the reclassification of the EPHI investment to AFS investment.

Petroleum revenues decreased by P6.0 million due to lower production volume. Total production for the second quarter of 2006 was 80,265 barrels as compared to 119,133 barrels for the same period last year.

Equity share in net earnings of associates decreased by P8.2 million due to the discontinuance of the equitization of the Company's investment in EPHI.

Interest, dividends and other income increased by P22.8 million due to the condonation of interest on advances previously accrued as of December 31, 2005.

Interests and financing charges went down by 64.5%. The decrease was due to the reversal of booked interest expense on advances and lower level of borrowings.

Share in costs and operating decreased by 20.8% due to lower level of production during the interim period.

A loss of P107.6 million was booked on the sale of 50% or 107 million shares of the Company's EPHI holdings.

Net loss amounted to P76.6 million for the first semester of 2006, as compared to P1.9 million for the same period last year.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

The Octon Block Consortium and Vitol Services Limited continued to negotiate the general terms of the farm-in agreement. The Consortium had given Vitol an option to decide within 12 months from the signing of the farm-in agreement to commit to an exploratory well in the northern area of the block. Vitol had accepted the well commitment option along with the other minor issues brought forth by the consortium. An execution copy of the farm-in agreement has been circulated to the consortium members, with a tentative mid-July 2006 target deadline for executing the agreement.

2.0 Service Contract 6 (Cadlao)

Oriental Petroleum & Minerals Corp. was designated as the new block operator after PHILODRILL resigned as operator of the Cadlao Block effective February 3, 2006. The consortium continues to promote the block to potential partners.

3.0 Service Contract 6B (Bonita)

The Bonita Consortium has yet to receive indications from Forum Energy/Basic Petroleum whether they will proceed with their offer to farm-in into the block. They offered to conduct, at their own expense, seismic and sub-surface studies to firm up the recoverable reserve estimates and forecast potential production rates from the Bonita Field.

4.0 Service Contract No. 14 (Nido and Matinloc Production Blocks)

Production and Operations Review

2nd Quarter 2006 Crude Oil Production Summary

(in barrels)

	Nido	Matinloc	Total
April	0	0	0

May	0	5,072	5,072
June	14,288	8,906	23,194
Total	**14,288**	**13,978**	**28,266**

Total 2nd quarter 2006 production from the two fields decreased to 28,266 barrels from the 52,604 barrels produced during the precedent quarter as explained in the earlier part of this report.

The consortium completed one shipment to Pilipinas Shell during the 2nd quarter of 2006, involving about 13,400 barrels from Nido and 13,481 barrels from Matinloc.

Nido –1X1 Proposal

The Department of Energy has yet to act on the consortium's request to have the Service Contract 14 amended and the Nido Block re-configured to facilitate finalization of the farm-in agreement with Forum Energy (formerly Basic Petroleum & Minerals Inc.).

5.0 Service Contract No. 14 C-1 (Galoc)

For the most part of the 2nd quarter 2006, Galoc Production Company (GPC) focused on reviewing tenders and negotiating contracts for the various aspects of the Galoc project, particularly for the drilling rig, tubulars and subsea facilities and production/storage vessel. GPC likewise continued to work with the Galoc Consortium on the proposed Joint Operating Agreement (JOA) that will govern the SC 14C-1 Block affairs.

6.0 Service Contract 14 C-2 (West Linapacan)

The West Linapacan Consortium has given priority to the farm-in offer by a multi-strategy US-based fund through Framework Capital Solutions, a Singapore-based company. The initial work program being offered is for a series of G & G studies at the end of which Framework Solutions would decide whether to continue with the proposed reactivation of the West Linapacan Field.

As of end-June 2006, the consortium was still evaluating the draft Memorandum of Agreement formalizing the terms of the farm-in proposal earlier presented by Framework Solutions to the consortium in March 2006.

The consortium also received another farm-in offer last June 2006. Pearl Energy Limited, a Singapore-based company, expressed interest in farming into the West Linapacan Block.

7.0 Service Contract No. 41 (Sulu Sea)

The Sulu Sea Consortium received separate farm-in offers from Tap Oil of Australia, Mitra Energy and Pearl Resources who are both based in Singapore and Burgundy which is a local company. On the basis of their individual programs for the block, the consortium chose Tap Oil since they offered the more robust work program.

Tap Oil offered to pay 100% of the farmors' cost of a 300 sq km 3D acquisition, processing and interpretation program, at an estimated total cost of US$ 3M, and a full carry for an option well to earn 75% of the equity of the farming out parties equivalent to about 58% equity in the block as well as operatorship. Some of the other partners opted not to farm-down their equity on the block.

On June 23, 2006, Tap Oil circulated the final farm-in document for the consortium partners' signature.

8.0 Service Contract No. 53 (Onshore Mindoro)

PHILODRILL and Basic Consolidated, Inc. executed on 15 June 2006 a Deed of Assignment which gives Basic 3.0% interest in the Onshore Mindoro Block. The same instrument has been registered with the Department of Energy.

PHILODRILL retained 22.0% of the original 30.00% participating interest it earned under the Participating Agreement with LAXMI in August 2005. Anglo-Philippine Holdings, the only other remaining partner of Philodrill in the former GSEC 98, secured the remaining 5.0%

The Onshore Mindoro consortium is now crafting a new Operating Agreement that will govern the contract and the rights and obligations of all the parties.

9.0 SWAN BLOCK

The SWAN Block Consortium agreed to submit to the DOE a joint letter to express the consortium's concern for the DOE inaction on its long-pending GSEC/SC application and the eventual awarding of two new service contracts to another party over the area covered by the application.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 June 2006).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date:
FRANCISCO A. NAVARRO
Executive Vice President

Date: 8/10/06
REYNALDO E. NAZAREA
Treasurer & VP-Administration

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) June 30 2006	(Audited) December 31 2005
ASSETS		
Current Assets		
Cash & short-term placements	2,861,731	8,692,353
Receivables	42,887,054	26,753,828
Crude oil inventory	0	1,954,754
Advances to related companies - net	0	39,503,358
Other current assets	130,527	166,611
Total Current Assets	45,879,312	77,070,904
Noncurrent Assets		
Property and equipment - net	277,852,493	296,420,442
Investment Property	325,957	325,957
Investments - Associates	207,284,420	929,398,112
Available-for-sale investments	327,774,046	84,555,279
Advances to affiliated companies - net	34,395,701	26,677,076
Deferred oil exploration and development costs	808,599,355	805,248,819
Other noncurrent assets	62,385,479	73,322,098
Total Noncurrent Assets	1,718,617,450	2,215,947,783
TOTAL ASSETS	1,764,496,762	2,293,018,687
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	27,259,206	28,248,902
Trade and other payables	40,329,548	118,725,702
Current portion of long-term debt	83,719,853	84,987,965
Advances from related companies	193,101,291	257,595,614
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	351,086,493	496,234,778
Noncurrent Liabilities		
Pension liability	659,815	659,815
Total Noncurrent Liabilities	659,815	659,815
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,522,926,632	1,482,073,379
Subscribed	12,017,385	52,870,637
Subscriptions receivable	(1,812,130)	(2,112,487)
Treasury Stocks	(40,712,557)	0
Share in associate's revaluation increment	147,430,302	294,860,608
Unrealized losses on decline in market value of investments	(248,618,387)	(129,737,028)
Retained Earnings	21,519,208	98,168,985
Total Stockholders' Equity	1,412,750,453	1,796,124,094
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	1,764,496,761	2,293,018,687

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to June 30 2006	January 1 to June 30 2005	April 1 to June 30 2006	April 1 to June 30 2005
REVENUES				
Share in petroleum operations	66,967,233	72,930,293	24,684,187	27,648,193
Equity in net earnings of associates - r	2,086,560	10,293,008	1,292,100	5,825,370
Interest, dividends and other income	26,221,091	3,426,857	20,623,764	418,885
	95,274,884	86,650,158	46,600,051	33,892,448
COSTS AND EXPENSES				
Interest and financing charges	8,099,225	22,932,914	(6,322,413)	11,610,120
Share in costs and operating	45,181,065	57,088,101	24,401,686	16,758,973
General and administrative	11,047,419	8,529,906	5,030,194	1,510,449
Loss on sale of investment	107,596,952	0	107,596,952	0
	171,924,661	88,550,921	130,706,419	29,879,542
INCOME (LOSS)	(76,649,777)	(1,900,763)	(84,106,368)	4,012,906

Earnings (loss) per share was computed as follows:

Net loss	(76,649,777)	(1,900,763)	(84,106,368)	4,012,906
Weighted average number of shares	1,534,944,016	1,534,944,016	1,534,944,016	1,534,944,016
Loss per share	(0.0499365)	(0.0012383)	(0.0547944)	0.0026144

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	January 1 to June 30 2006	January 1 to June 30 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	(76,649,777)	(1,900,763)
Adjustments for:		
Depletion, depreciation and amortization	1,322,970	2,151,124
Equity in net losses (earnings) of associates - net	(2,086,560)	(10,293,008)
Operating loss before working capital changes	(77,413,367)	(10,042,647)
Decrease (increase) in:		
Receivables	(16,133,225)	(10,763,490)
Crude oil inventory	1,954,754	3,577,655
Other current assets	36,084	14,028
Increase in accounts payable and accrued expenses	(142,890,478)	58,095,903
Net cash from (used in) operating activities	(234,446,233)	40,881,449
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	0	4,710,875
Reductions in (additions to):		
Property and equipment	17,244,979	(2,268,094)
Deferred oil exploration and development costs	(3,350,535)	(4,899,897)
Advances to affiliated companies - net	31,160,960	(2,515,375)
Investments	362,100,127	(13,755)
Other noncurrent assets	11,560,392	(2,242,961)
Share in affiliates' revaluation increment	(147,430,304)	0
Net cash from (used in) investing activities	271,285,618	(7,229,209)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(2,257,808)	(30,190,719)
Acquisition of Treasury stock	(40,712,557)	0
Proceeds from subscriptions receivable	300,358	413
Net cash from (used in) financing activities	(42,670,007)	(30,190,306)
NET INCREASE (DECREASE) IN CASH	(5,830,622)	3,461,934
CASH, BEGINNING	8,692,353	3,286,916
CASH, ENDING	2,861,731	6,748,850

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	Jan-Jun 2006	Jan-Jun 2005
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,073,379	1,482,066,842
Issuances for the period	40,853,253	4,821
Adjustments		
Balance at end of second quarter	1,522,926,632	1,482,071,663
Subscribed		
Balance at the beginning of year	52,870,637	52,877,174
Issuances for the period	(40,853,252)	(4,820)
Adjustments		
Balance at end of second quarter	12,017,385	52,872,354
Subscriptions receivable		
Balance at the beginning of year	(2,112,899)	(2,112,899)
Collection of subscriptions receivable	300,769	412
Balance at end of second quarter	(1,812,130)	(2,112,487)
Treasury Stocks		
Balance at the beginning of year	0	0
Acquisition	(40,712,557)	0
Balance at end of second quarter	(40,712,557)	0
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	294,860,606	294,860,606
Adjustments	(147,430,304)	0
Balance at end of second quarter	147,430,302	294,860,606
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(129,737,028)	(158,419,567)
Adjustments	(118,881,359)	17,945,371
Balance at end of second quarter	(248,618,387)	(140,474,196)
Retained Earnings		
Balance at the beginning of year	98,168,985	61,062,789
Net income (loss) for the period	(76,649,777)	(1,900,763)
Balance at end of second quarter	21,519,208	59,162,026
Total Stockholders' Equity	1,412,750,453	1,746,379,966

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	553,060	2,125,892	723,405		768,293	1,187,254	1,955,547
	553,060	2,125,892	723,405	0	768,293	1,187,254	1,955,547

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
Name of Issuing Entity and Description of Investment	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
Investments in associates-at equity									
EDSA Properties Holdings Inc.	0	0				0	0	0	
Penta Capital Investment Corp.	1,600,000	163,646,931	1,292,100				1,600,000	164,939,031	
Penta Capital Holdings, Inc.	300,000	42,345,389					300,000	42,345,389	
		205,992,320	1,292,100	0	0	0		207,284,420	0
Amount shown under the caption "Available For Sale Investments"									
EDSA Properties Holdings, Inc.	214,145,742	724,200,253				362,100,127	107,072,871	362,100,127	
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
CJH Golf Club, Inc.	17	20,305,556					17	20,305,556	
Asian Oil and Gas (Phils.), Inc.		357,144						357,144	
Lepanto Consolidated Mining Co.	99,279	15,852					99,279	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		948,598,111	0	0	0	0		586,497,985	0
less-allowance for decline in market value		341,195,040		(82,471,101)				258,723,939	
		607,403,071						327,774,046	
		813,395,391	1,292,100	0	0	0	0	535,058,466	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

Name of Affiliate	Beginning Balance	Ending Balance	Amount shown under caption "Noncurent Assets" in related balance sheet
United Paragon Mining Corporation	26,920,974	27,172,020	27,172,020
Vulcan Industrial and Mining Corporation	24,179,106	1,397,559	1,397,559
Fil-Energy Corporation	4,753,762	4,753,762	4,753,762
Ocean Composite Yacht, Inc.	4,500,000	4,500,000	4,500,000
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118	1,114,118
Minoro Mining Corporation	1,031,278	1,031,278	1,031,278
Others	41,081	41,081	41,081
	62,540,319	40,009,818	40,009,818
Less-allowance for doubtful accounts	5,614,118	5,614,118	5,614,118
	56,926,201	34,395,700	34,395,700

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	586,489,443			(23,856,043)	562,633,400
Office condominium units and improvements	10,774,461				10,774,461
Office furniture, fixtures and equipment	10,785,268	17,600			10,802,868
Transportation equipment	6,035,308	6,486,931			12,522,239
	614,084,480	6,504,531	0	(23,856,043)	596,732,968

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	292,355,888	364,822			292,720,710
Office condominium units and improvements	9,863,936	175,118			10,039,054
Office furniture, fixtures and equipment	10,005,016	80,388			10,085,404
Transportation equipment	6,035,308				6,035,308
	318,260,148	620,327	0	0	318,880,475

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	848,826,570	1,852,336				850,678,906
less-Allowance for unrecoverable deferred oil explo costs	(42,079,552)					(42,079,552)
	806,747,018	1,852,336	0	0	0	808,599,354

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Metropolitan Bank and Trust Company	58,719,853	58,719,853	0 *
Penta Capital Investment Corporation	25,000,000	25,000,000	0
	83,719,853	83,719,853	0

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P1.00 par value	1,550,000,000	1,522,926,632	12,017,385	0	7,202,439	1,527,741,578

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receviables									
1) Account with contract operator	40,931,507	22,100,006		18,831,501					
less allowance for doubtful accounts									
Net Trade Receivables	40,931,507	22,100,006	0	18,831,501	0	0	0	0	0
b) Non-trade receivables									
1) Account with officers and employees	1,955,547			1,955,547					
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	1,955,547	0	0	1,955,547	0	0	0	0	0
Net Receivables	42,887,054	22,100,006	0	20,787,048	0	0	0	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receviables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Account with officers and employees	other advances to officers and employees	

3. Summary of Significant Accounting Policies

Basis of Financial Statement Preparation

The financial statements of the Company, which include the share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs as discussed in Notes 2 and 7, have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). These are the Company's first financial statements prepared in compliance with PFRS.

The Company prepared its financial statements until December 31, 2004 in conformity with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*, in preparing the financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to all the years presented except those pertaining to financial instruments. An explanation of how the adoption of PFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The financial statements of the Company have been prepared on a historical cost basis, except for available-for-sale investments which are measured at fair value and crude oil inventory which is valued at market. The financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRS. All values are rounded to the nearest peso except as otherwise indicated.

Significant Accounting Judgments and Estimates

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

Determining functional currency
Based on the economic substance of the underlying circumstances relevant to the Company, the functional currency of the Company has been determined to be the Philippine peso. The Philippine peso is the currency of the primary economic environment in which the Company operates.

Operating lease commitments - Company as lessor
The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases.

Estimation Uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimating allowances for doubtful accounts
The Company evaluates specific accounts where the Company has information that certain customers are unable to meet their financial obligations. Factors such as the Company's length of relationship with the customers and the customers' current credit status are considered to determine the amount of reserves that will be recorded in the receivables account. These reserves are re-evaluated and adjusted as additional information becomes available. Allowance for doubtful accounts in 2005 and 2004 amounted to ₱9.3 million. These receivables, net of allowance for doubtful accounts, amounted to ₱166.2 million and ₱150.2 million as of December 31, 2005 and 2004 respectively (see Notes 6, 12 and 18).

Estimating reserves
Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

As of December 31, 2005 and 2004, wells, platforms and other facilities amounted to ₱294.6 million and ₱293.9 million, respectively (see Note 8).

Deferred income tax assets
The Company reviews deferred tax assets at each balance sheet date and recognizes these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. No deferred tax assets were recognized in 2005 and 2004. Deferred income tax assets amounting to ₱60.9 million and ₱53.9 million in 2005 and 2004, respectively, have not been recognized since management believes that the carryforward benefit would not be realized prior to its expiration (see Note 23).

Pension and other retirement benefits
The determination of the Company's obligation and cost for pension benefits is dependent on their selection of certain assumptions used by actuaries in calculating such amounts. The assumed discount rates were determined using the market yields on Philippine government bonds with terms consistent with the expected employee benefit payout as of balance sheet dates. The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. In accordance with PAS 19, *Employee Benefits*, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other retirement obligations. Pension expense amounted to ₱1.3 million in 2005 and ₱0.8 million in 2004. Pension liability amounted to ₱0.7 million as of December 31, 2005 (see Note 22). Pension asset amounted to ₱0.6 million as of December 31, 2004 (see Note 22).

Estimating useful lives of property and equipment
The Company estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2005 and 2004, the aggregate net book values of property and equipment amounted to ₱296.4 million and ₱296.5 million, respectively.

Impairment of Available-for-Sale Investments
An impairment issue arises with respect to available for sale investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Company evaluates the financial health of the issuer, among others. In the case of available-for-sale equity instruments, the Company expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Company's investments. Fair value of available-for-sale investments amounted to ₱84.6 million as of December 31, 2005. No impairment losses were recognized in 2005.

Impairment of property and equipment, investments in associates and deferred oil exploration costs
Philippine generally accepted accounting principles requires that an impairment review be performed when certain impairment indicators are present. Determining the value of property and equipment, investments and deferred oil exploration costs, which require the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the Company to make estimates and assumptions that can materially affect its financial statements. Future events could cause the Company to conclude that these assets are impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. As of December 31, 2005, the aggregate net book values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.4 million, ₱929.4 million and ₱805.2 million, respectively. As of December 31, 2004, the aggregate net book values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.5 million, ₱900.4 million and ₱798.2 million, respectively. Impairment losses recognized on deferred oil exploration costs amounted to ₱4.6 million and ₱37.5 million in 2005 and 2004, respectively.

Accounting Policies

Cash and Cash Equivalents
Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Receivables
Prior to 2005, receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

Financial Assets and Financial Liabilities (Effective January 1, 2005)
Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss.

The Company recognizes a financial asset or a financial liability in the balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expenses or income. Distributions to holders of financial instruments classified as equity are charged directly to stockholders' equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realized the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified as either financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity investments and AFS financial assets, as appropriate. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial Assets at Fair Value through Profit or Loss
Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets and financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term or if upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated and considered effective hedging instruments. Assets or liabilities classified under this category are carried at fair value in the balance sheets. Gains or losses on investments held for trading are recognized in the statements of income.

The Company does not have financial assets and financial liabilities at fair value through profit or loss as of December 31, 2005.

Held-to-Maturity Investments
Nonderivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost.

The Company does not have held-to-maturity investments as of December 31, 2005.

Loans and Receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statements of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

As of December 31, 2005, the Company's loans and receivables include trade and other receivables, advances to related company and other financial assets.

AFS Financial Assets
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three preceding categories. AFS assets are carried at fair value in the balance sheets. Changes in the fair value of such asset are accounted for in stockholders' equity.

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in the stockholders' equity.

Interest-bearing Loans and Borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statements of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities

Financial Assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Impairment of Financial Assets

The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-For-Sale Financial Assets

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

<u>Impairment of Non-Financial Assets</u>
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statements of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

<u>Crude Oil Inventory</u>
Crude oil inventory is valued at market.

<u>Property and Equipment</u>
Property and equipment are stated at cost less accumulated depletion and depreciation and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	5

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and, depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates

The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of

operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statements of changes in stockholders' equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2005	2004
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.21**	13.21
EDSA Properties Holdings Inc. (EPHI)	**5.08**	5.08

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Wells, platform and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest is recognized as it accrues taking into account the effective yield on the asset.

Dividends

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

<u>Pension Benefits</u>

The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

<u>Leases</u>

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a Lessor
Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes
Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax
Deferred income tax is provided using the balance sheet liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in the statements of changes in stockholders' equity and not in the statements of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share
Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments
For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

FILE NO. 82-2579

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea

Contact Person

631-8151

Company Telephone Number

03	31	SEC Form 17Q - 2006		
Month	*Day*	**FORM TYPE**	*Month*	*Day*
			Annual Meeting	

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

10876	P112.3 million	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

RECEIVED
2006 SEP -6 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended March 31, 2006

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines — Province, Country or other jurisdiction of incorporation or organization
6. ______________ (SEC Use Only) Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
	1,534,944,016

Amount of Debt Outstanding

Total Liabilities P502,483,857.00

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 1st quarter ended 31 March 2006 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 31 March 2006), with comparative Statement of Operations for the comparable period (01 January to 31 March 2005) are attached to this report. Amounts of petroleum revenue and operating costs for the period January 01 to March 31, 2005 were grossed up to include transport costs to be comparative to the amounts reported in the current interim period.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 31 March 2006), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 31 March 2005) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 31 March 2006), as well as the basis of computation thereof.

5. The Company's interim financial report for the 1st quarter 2006 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 31 March 2006) as compared with the most recent annual financial statements (2005), and no policies or methods have been changed EXCEPT for the reclassification of the investment in Edsa Properties Holdings Inc. (EPHI) from investments under equity to available-for-sale investments.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 31 March 2006), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2004 and 2005), which had a material effect in the current interim period (01 January to 31 March 2006).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to March 31, 2006).

11. There were NO dividends paid on any Company share during the interim period (January 1 to March 31, 2006).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to March 31, 2006) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to March 31, 2006) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2005) and as of end of current interim period (March 31, 2006), except as disclosed below:

    The Company has made no provisions for penalty charges on unpaid principal and interest due to certain local banks as of December 31, 2005 and March 31, 2006. The local banks charge penalty ranging from 24% to 36% of outstanding unpaid principal and interest. Management believes that the final amount of penalties to be charged by the

banks will depend on the outcome of ongoing negotiations for the restructuring/settlement of the loans.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to March 31, 2006).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first quarter ended March 31, 2006 totaled P48.7 million compared with P31.9 million for the same period last year. The increase of P16.8 million or 52.6% was primarily due to the increase in petroleum revenues from P24.4 million to P42.3 million on account of high crude prices. The average gross price per barrel for the first three months of 2006 was US$54.51 as compared to US$37.23 for the same period last year. For the first quarter ended March 31, 2006, crude oil production totaled 52,604 bbls. as compared with 50,059 bbls. for the same period last year. Interest, dividends and other income increased by P2.6 million or 86.1% mainly due to the cash dividend received from EPHI.

Operating costs, interest and administrative expenses increased by P3.4 million from the aggregate total of P37.8 million for the first quarter of 2005 to P41.2 million for the first quarter of 2006. The increase was due mainly to the increased share in petroleum production costs and interest and other loan charges. The company's net income amounted to P7.5 million for the first quarter of 2006 as compared with a P5.9 million net loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	Mar. 31, 2006	Dec. 31, 2005
Current Ratio	*0.18 : 1*	*0.16 : 1*
Current Assets	88,157,499	77,070,904
Current Liabilities	501,824,042	496,234,778

Debt to Equity Ratio	*0.31 : 1*	*0.28 : 1*
Total Liabilities	502,483,857	496,894,593
Stockholders Equity	1,602,228,223	1,796,124,094
Equity to Debt Ratio	*3.19 : 1*	*3.61 : 1*
Stockholders Equity	1,602,228,223	1,796,124,094
Total Liabilities	502,483,857	496,894,593
Book Value per Share	*1.04383*	*1.17016*
Stockholders Equity	1,602,228,223	1,796,124,094
Average shares outstanding	1,534,944,016	1,534,944,016
Income (Loss) per Share	*0.00486*	*(0.0038527)**
Net Income (Loss)	7,456,591	(5,913,699)
Average shares outstanding	1,534,944,016	1,534,944,016

*for the period January to March 2005

The current ratio of 0.16:1 as of December 31, 2005 increased to 0.18:1 as of March 31, 2006. The Company's current liabilities exceeded its current assets by P413.7 million as of March 31, 2006 and P419.2 million as of December 31, 2005. However, a portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P250.4 million as of March 31, 2006 and P243.4 million as of December 31, 2005. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.67: 1 as of March 31, 2006 and 0.65:1 as of December 31, 2005.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets decreased from P2.293 billion as of December 31, 2005 to P2.105 billion as of March 31, 2006. Receivables increased by P12.1 million due to certain accruals booked as of end of the quarter. The investments at equity decreased by P730.0 million from P929.4 million as of December 31, 2005 to P199.4 million as of March 31, 2006. This was mainly due to the reclassification of the EPHI investment to Available-for-sale (AFS) investments. Deferred exploration and development costs increased by P1.5 million from P805.2 million as of December 31, 2005 to P806.7 million as of March 31, 2006. The increase was due to additional costs capitalized during the interim period.

Total current liabilities increased by P5.6 million from P496.2 million as of December 31, 2005 to P501.8 million as of March 31, 2006 mainly due to accruals made during the period.

Stockholders' equity decreased by P193.9 million mainly due to the adjustment in the valuation reserve pertaining to the company's investment in EPHI resulting from the reclassification from Investment at equity to AFS investment account.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and/or treasury shares; and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, except as discussed below:

   The Company paid accrued interest but was unable to pay principal installments due from the period September 26, 2003 to March 31, 2006 on its loan with Metropolitan Bank & Trust Company. Accordingly, the whole amount of loan was classified as current.

   In March 2006, the Company successfully obtained approval from the Bangko Sentral ng Pilipinas (BSP) of the redenomination of its loan with RCBC. As of March 31, 2006, the Company was awaiting formal approval from RCBC of the restructuring of the loan.

   The local banks usually charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of March 31, 2006, the Company had not fully recognized the penalty charges by some of the local banks pending the final outcome

of negotiations for loan restructuring which usually involves the condonation of a substantial part of the accrued penalties.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$0.5 million (P27.8million) in 2006. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   7.1 Cash increased by P9.3 million or 107.3% due to the collection of receivables.

   7.2 Receivables increased by P12.1 million or 45.1% due to additional trade receivables booked during the period.

   7.3 Crude oil inventory decreased by P1.0 million or 51.5% due to lower volume of crude on storage as of end of the period.

   7.4 Advances to affiliated companies decreased by P9.3 million or 23.4% due to accounts collected during the period.

   7.5 Investments at equity decreased by P730.0 million or 78.6% and AFS investment increased by P529.5 million (net of valuation reserve) or 626.2% due to the reclassification of the EPHI investment from Investment at equity to AFS investment account.

7.6 Trade and other payables increased by P6.3 million or 5.3% due to some accruals booked during the period.

7.7 Unrealized losses on the decline in market value of investments increased by P201.4 million or 155.2% mainly due to the booking of the valuation reserve pertaining to the company's investment in EPHI, also as a result from the reclassification of the EPHI investment to AFS investment account.

7.8 Retained earnings increased by 7.6% due to the P7.4 million net income for the first quarter of 2006.

7.9 Petroleum revenues increased by P17.8 million or 73.1% due to higher crude prices during the first quarter of 2006.

7.10 Equity in earnings of associates decreased by 82.2% due to the discontinuance of the equitization of the company's investment in EPHI resulting from the reclassification of EPHI investment to AFS investment.

7.11 Interest, dividend and other income increased by 86.1% due to the cash dividend booked during the period.

7.12 Interests, share in costs and operating expenses went up by 27.4% and 6.7% respectively. The increase was mainly due to higher level in the share in these expenses.

7.13 General and administrative expenses decreased by P1.0 mllion due to some cost-cutting measures implemented by the company.

7.14 Net income amounted to P7.5 million for the first three months of 2006, as compared to P5.9 million net loss for the same period last year. The P13.4 million increase was mainly on account of the higher revenue on petroleum operations for the first quarter of 2006.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

Vitol Services Limited continued with their technical and legal due diligence of the SC 6A Block. The 2 months extension of the exclusivity period granted to Vitol for their due diligence expired in March 31, 2006. The consortium is now in the final stages of negotiations for the Vitol farm-in.

Vitol's initial farm-in plan is to develop Octon with Galoc, and to drill 2 exploration wells in SC 6A outside of the Octon area to earn 70% interest and operatorship of the block. In a recent communication, they expressed their willingness to explore the northern half of the block by 2007 with or without achieving commerciality at Octon.

PHILODRILL had written the Department of Environment and Natural Reosources (DENR) to advise them that the consortium had authorized Galoc Production Company to apply for Environmental Compliance Certificate that will also include the Octon Sub-Block. The interest of the consortium for the Galoc and Octon development would be served best if the DENR approval for the synergistic development of both fields is secured by the GPC in an integrated EIS application.

2.0 Service Contract 6 (Cadlao)

PHILODRILL resigned as Operator of the Cadlao Block effective February 3, 2006. As a non-voting, carried interest party, it would be inappropriate and irregular if PHILODRILL continues to be the operator. As of end-March 2006, the two paying members have yet to decide on who will be the new operator of the block.

3.0 Service Contract 6B (Bonita)

Negotiations between Basic Petroleum and Minerals, Inc. (BPMI) and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

BPMI offers to conduct, at their own expense, seismic and sub-surface studies to firm up the recoverable reserve estimates and forecast potential production rates from the Bonita Field.

4.0 Service Contract No. 14 (Nido and Matinloc Production Blocks)

Production and Operations Review

1st Quarter 2006 Crude Oil Production Summary

(in barrels)

	Nido	**Matinloc**	**Total**
January	12,507	5,920	18,427
February	14,965	3,252	18,217
March	11,087	4,873	15,960
Total	38,559	14,045	52,604

Total 1st quarter 2006 production from the two fields decreased to 52,604 barrels from the 58,801 barrels produced during the precedent quarter.

The consortium completed two (2) shipments to Pilipinas Shell during the first three months of 2006, involving a total combined volume of 54,847 barrels of Nido and Matinloc crude. The 2,000+ barrels difference between the produced and shipped volumes accounted for the Matinloc crude that remained onboard the storage tanker by end December 2005.

Nido –1X1 Proposal

The Department of Energy has yet to act on the consortium's request to have the Service Contract 14 amended and the Nido Block re-configured to facilitate finalization of Basic Consolidated, Inc.'s farm-in agreement

5.0 Service Contract No. 14 C-1 (Galoc)

The Galoc Production Company (GPC) office in Singapore opened for business on January 3, 2006. As the operations hub, most of the evaluation works and project tendering processes will originate from the GPC Singapore office.

For most part of the 1st quarter 2006, the consortium continued to work on the proposed Joint Operating Agreement (JOA) that will govern the SC 14C-1 Block affairs. Negotiations and discussions regarding the JOA are still ongoing.

The Department of Energy on March 15, 2006 gave a conditional approval of the Galoc Plan of Development (POD), subject to the execution of an Extended Production Test (EPT) agreement between the DOE and GPC. The Galoc POD is anchored on a 2-well development program, with a sub-sea tie-back to a floating production and storage facility. GPC has submitted to the DOE the final draft of the agreement for the contemplated 6-month long EPT.

6.0 Service Contract 14 C-2 (West Linapacan)

In January 2006, the West Linapacan consortium received from Nido Petroleum their proposed farm-in terms sheet to be the basis of a heads of agreement, pursuant to which a farm-in agreement may be prepared and pursued. Member companies were still evaluating the proposed farm-in terms by end-March 2006.

In March, the consortium received a communication from Framework Capital Solutions (Framework), a Singapore-based company acting as arranger for a multi-strategy US-based fund interested in investing in the re-development of the West Linapacan Field. Framework Solutions had already started discussions with PNOC-EC which also expressed interest in participating in the project.

The consortium is currently awaiting a draft memorandum of Understanding/Farm-in Agreement from Framework, which offered to fund the study and possible re-activation of the field in exchange for 75% of the equity of the farming out parties.

7.0 Service Contract No. 41 (Sulu Sea)

Geological and geophysical studies, which aimed at re-evaluating the play concepts for the Sulu Sea area, have been completed.

A number of companies had expressed interest to participate in the exploration of the area. Basic Petroleum, the designated block operator, will pursue negotiations with these firms.

8.0 Service Contract No. 53 (Onshore Mindoro)

The DOE finally approved on 22 February 2006 the Participation Agreement (PA) which PHILODRILL executed with Laxmi Organic Industries Ltd.in August 2005. Prior to the DOE approval of the PA, PHILODRILL had secured the participation of Anglo Philippines Holdings and Basic Consolidated to the extent of 5% and 3% interest on the block, respectively. Once formally approved by the DOE, PHILODRILL will have a 22% participating interest in the block.

The Onshore Mindoro consortium is now crafting a new Operating Agreement that will govern the contract and the rights and obligations of all the parties.

9.0 SWAN BLOCK

The DOE awarded SC 58 – West Calamian Block to PNOC-EC in January 2006. The new contract covered the southwestern half of our SWAN Block application.

Basic Consolidated, nominated earlier to negotiate with PNOC-EC, have initiated discussions with the new block holder on the possible participation of the SWAN Block consortium in their exploration of the area.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 31 March 2006).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: 5/22/06
FRANCISCO A. NAVARRO
Executive Vice President

Date: 5/22/06
REYNALDO E. NAZAREA
Treasurer & VP-Admin.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
Balance Sheets

	(Unaudited) March 31 2006	(Audited) December 31 2005
ASSETS		
Current Assets		
Cash & short term placements	18,018,286	8,692,353
Receivables	38,825,015	26,753,828
Crude oil inventory	946,995	1,954,754
Advances to affiliated companies - net	30,249,125	39,503,358
Other current assets	118,078	166,611
Total Current Assets	88,157,499	77,070,904
Noncurrent Assets		
Property and equipment - net	295,824,331	296,420,442
Investment Property	325,957	325,957
Investments - Associates	199,352,261	929,398,112
Available-for-sale investments	614,043,129	84,555,279
Advances to affiliated companies - net	26,677,076	26,677,076
Deferred oil exploration and devt costs - net	806,747,018	805,248,819
Other noncurrent assets	73,584,808	73,322,098
Total Noncurrent Assets	2,016,554,580	2,215,947,783
TOTAL ASSETS	2,104,712,079	2,293,018,687
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	27,259,206	28,248,902
Trade and other payables	125,004,662	118,725,702
Current portion of long-term debt	84,987,965	84,987,965
Advances from related companies	257,895,614	257,595,614
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	501,824,042	496,234,778
Noncurrent Liabilities		
Pension liability	659,815	659,815
Total Noncurrent Liabilities	659,815	659,815
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,482,073,379	1,482,073,379
Subscribed	52,870,638	52,870,637
Subscriptions receivable	(2,112,487)	(2,112,487)
Share in associate's revaluation increment	294,860,606	294,860,608
Unrealized losses on decline in market value of investments	(331,089,488)	(129,737,028)
Retained Earnings	105,625,575	98,168,985
Total Stockholders' Equity	1,602,228,223	1,796,124,094
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	2,104,712,080	2,293,018,687
	(1)	0

* includes listed marketable securities amounting to P613,685,985 and P808,398,391 as March 2006 and December 2005, respectively.

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to March 31 2006	January 1 to March 31 2005
REVENUES		
Share in petroleum operations	42,283,046	24,424,691
Equity in net earnings of associates - net	794,460	4,467,638
Interest, dividends and other income	5,597,327	3,007,972
	48,674,833	31,900,301
COSTS AND EXPENSES		
Interest and financing charges	14,421,638	11,322,794
Share in costs and operating	20,779,379	19,471,719
General and administrative	6,017,225	7,019,457
Loss on sale of investment	0	0
	41,218,242	37,813,970
INCOME (LOSS)	7,456,591	(5,913,669)

Earnings (loss) per share was computed as follows:

Net income (loss)	7,456,591	(5,913,669)
Weighted average number of shares	1,534,944,016	1,534,944,016
Loss per share	0.0048579	(0.0038527)

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	January 1 to March 31 2006	January 1 to March 31 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	7,456,591	(5,913,669)
Adjustments for:		
Depletion, depreciation and amortization	702,643	809,601
Equity in net losses (earnings) of associates - net	(794,460)	(4,467,638)
Operating loss before working capital changes	7,364,774	(9,571,706)
Decrease (increase) in:		
Receivables	(12,071,186)	(919,329)
Crude oil inventory	1,007,759	778,488
Other current assets	48,533	(3,180)
Increase in accounts payable and accrued expenses	6,578,959	(5,015,375)
Net cash from (used in) operating activities	2,928,839	(14,731,102)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	0	0
Reductions in (additions to):		
Property and equipment	(106,532)	(680,263)
Deferred oil exploration and development costs	(1,498,199)	(2,294,988)
Advances to affiliated companies - net	9,160,381	(2,730,950)
Investments	0	0
Other noncurrent assets	(168,860)	(2,485,694)
Share in affiliates' revaluation increment	0	0
Net cash from (used in) investing activities	7,386,790	(8,191,894)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds (Payments) of:		
Subscriptions receivable	0	227
Loans payable	(989,696)	22,893,144
Net cash from (used in) financing activities	(989,696)	22,893,371
NET INCREASE (DECREASE) IN CASH	9,325,933	(29,625)
CASH, BEGINNING	8,692,353	3,286,916
CASH, ENDING	18,018,286	3,257,291

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	March 2006	March 2005
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,073,379	1,482,066,842
Issuance during the first quarter	0	1,135
Balance at end of first quarter	1,482,073,379	1,482,067,977
Subscribed		
Balance at the beginning of year	52,870,637	52,877,174
Issuance during the first quarter	0	(1,134)
Balance at end of first quarter	52,870,637	52,876,040
Subscriptions receivable		
Balance at the beginning of year	(2,112,487)	(2,112,899)
Collection of subscriptions receivable	0	227
Balance at end of first quarter	(2,112,487)	(2,112,672)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	294,860,608	294,860,606
Adjustment during the first quarter		
Balance at end of first quarter	294,860,608	294,860,606
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(129,737,028)	(158,419,567)
Adjustment during the first quarter	(201,352,460)	14,936,919
Balance at end of first quarter	(331,089,488)	(143,482,648)
Retained Earnings		
Balance at the beginning of year	98,168,985	61,062,789
Net income (loss) for the first quarter	7,456,591	(5,913,669)
Balance at end of first quarter	105,625,576	55,149,120
Total Stockholders' Equity	1,602,228,225	1,739,358,423

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE YEAR ENDED MARCH 31, 2006

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	462,029	448,425	357,394		553,060		553,060
	462,029	448,425	357,394	0	553,060	0	553,060

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE QUARTER ENDED MARCH 31, 2006

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
Investments in associates-at equity									
EDSA Properties Holdings Inc.	214,145,690	724,200,253				724,200,253	0	0	
Penta Capital Investment Corp.	1,600,000	162,852,471	794,460				1,600,000	163,646,931	
Penta Capital Holdings, Inc.	300,000	42,345,389					300,000	42,345,389	
		929,398,113	794,460	0	0	724,200,253		205,992,320	0
Amount shown under the caption "Available For Sale Investments"									
EDSA Properties Holdings Inc.				724,200,253			214,145,690	724,200,253	
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
CJH Golf Club, Inc.	17	20,305,556					17	20,305,556	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	99,279	15,852					99,279	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		224,397,858	0	0	0	0		948,598,111	0
less-allowance for decline in market value		139,842,579				(201,352,461)		341,195,040	
		84,555,279		0		(201,352,461)		607,403,071	
		1,013,953,392	794,460	0	0	522,847,792	0	813,395,391	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE QUARTER ENDED MARCH 31, 2006

Name of Affiliate	Beginning Balance	Ending Balance	Amount shown under caption "Current Assets" in related balance sheet	"Noncurrent Assets"
United Paragon Mining Corporation	26,677,076	26,920,974	243,898	26,677,076
Vulcan Industrial and Mining Corporatioı	24,179,106	24,179,106	24,179,106	
Fil-Energy Corporation	14,251,893	4,753,762	4,753,762	
Ocean Composite Yacht, Inc.	4,500,000	4,500,000		4,500,000
Pacific Rim Export Holdings, Corporatio	1,114,118	1,114,118		1,114,118
Minoro Mining Corporation	1,031,278	1,031,278	1,031,278	
Others	41,081	41,081	41,081	
	71,794,552	62,540,320	30,249,126	32,291,194
Less-allowance for doubtful accounts	5,614,118	5,614,118		5,614,118
	66,180,434	56,926,202	30,249,126	26,677,076

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	586,490,002				586,490,002
Office condominium units and improvements	10,774,461				10,774,461
Office furniture, fixtures and equipment	10,678,176				10,678,176
Transportation equipment	6,035,308				6,035,308
	613,977,947	0	0	0	613,977,947

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	291,906,557	449,331			292,355,888
Office condominium units and improvements	9,688,818	68,586			9,757,404
Office furniture, fixtures and equipment	9,926,822	78,193			10,005,015
Transportation equipment	6,035,308				6,035,308
	317,557,505	596,111	0	0	318,153,616

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	847,328,371	1,498,199				848,826,570
less-Allowance for unrecoverable deferred oil explo costs	(42,079,552)					(42,079,552)
	805,248,819	1,498,199	0	0	0	806,747,018

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE QUARTER ENDED MARCH 31, 2006

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Metropolitan Bank and Trust Company	59,987,965	59,987,965	0
Penta Capital Investment Corporation	25,000,000	25,000,000	0
	84,987,965	84,987,965	0

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE QUARTER ENDED MARCH 31, 2006

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P1.00 par value	1,550,000,000	1,482,073,379	52,870,638	0	7,202,439	1,527,741,578

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receivables									
1) Account with contract operator	38,271,956	13,051,310	22,989,741		2,230,905				
less allowance for doubtful accounts	0								
Net Trade Receivables	38,271,956	13,051,310	22,989,741	0	2,230,905	0	0	0	0
b) Non-trade receivables									
1) Account with officers and employees	553,059		195,944	357,115					
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	553,059	0	195,944	357,115	0	0	0	0	0
Net Receivables	38,825,015	13,051,310	23,185,685	357,115	2,230,905	0	0	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receivables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Account with officers and employees	other advances to officers and employees	

3. Summary of Significant Accounting Policies

Basis of Financial Statement Preparation

The financial statements of the Company, which include the share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs as discussed in Notes 2 and 7, have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). These are the Company's first financial statements prepared in compliance with PFRS.

The Company prepared its financial statements until December 31, 2004 in conformity with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*, in preparing the financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to all the years presented except those pertaining to financial instruments. An explanation of how the adoption of PFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The financial statements of the Company have been prepared on a historical cost basis, except for available-for-sale investments which are measured at fair value and crude oil inventory which is valued at market. The financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRS. All values are rounded to the nearest peso except as otherwise indicated.

Significant Accounting Judgments and Estimates

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

Determining functional currency
Based on the economic substance of the underlying circumstances relevant to the Company, the functional currency of the Company has been determined to be the Philippine peso. The Philippine peso is the currency of the primary economic environment in which the Company operates.

Operating lease commitments - Company as lessor
The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases.

Estimation Uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimating allowances for doubtful accounts
The Company evaluates specific accounts where the Company has information that certain customers are unable to meet their financial obligations. Factors such as the Company's length of relationship with the customers and the customers' current credit status are considered to determine the amount of reserves that will be recorded in the receivables account. These reserves are re-evaluated and adjusted as additional information becomes available. Allowance for doubtful accounts in 2005 and 2004 amounted to ₱9.3 million. These receivables, net of allowance for doubtful accounts, amounted to ₱166.2 million and ₱150.2 million as of December 31, 2005 and 2004 respectively (see Notes 6, 12 and 18).

Estimating reserves
Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

As of December 31, 2005 and 2004, wells, platforms and other facilities amounted to ₱294.6 million and ₱293.9 million, respectively (see Note 8).

Deferred income tax assets
The Company reviews deferred tax assets at each balance sheet date and recognizes these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. No deferred tax assets were recognized in 2005 and 2004. Deferred income tax assets amounting to ₱60.9 million and ₱53.9 million in 2005 and 2004, respectively, have not been recognized since management believes that the carryforward benefit would not be realized prior to its expiration (see Note 23).

Pension and other retirement benefits
The determination of the Company's obligation and cost for pension benefits is dependent on their selection of certain assumptions used by actuaries in calculating such amounts. The assumed discount rates were determined using the market yields on Philippine government bonds with terms consistent with the expected employee benefit payout as of balance sheet dates. The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. In accordance with PAS 19, *Employee Benefits*, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other retirement obligations. Pension expense amounted to ₱1.3 million in 2005 and ₱0.8 million in 2004. Pension liability amounted to ₱0.7 million as of December 31, 2005 (see Note 22). Pension asset amounted to ₱0.6 million as of December 31, 2004 (see Note 22).

Estimating useful lives of property and equipment
The Company estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2005 and 2004, the aggregate net book values of property and equipment amounted to ₱296.4 million and ₱296.5 million, respectively.

Impairment of Available-for-Sale Investments
An impairment issue arises with respect to available for sale investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Company evaluates the financial health of the issuer, among others. In the case of available-for-sale equity instruments, the Company expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Company's investments. Fair value of available-for-sale investments amounted to ₱84.6 million as of December 31, 2005. No impairment losses were recognized in 2005.

Impairment of property and equipment, investments in associates and deferred oil exploration costs
Philippine generally accepted accounting principles requires that an impairment review be performed when certain impairment indicators are present. Determining the value of property and equipment, investments and deferred oil exploration costs, which require the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the Company to make estimates and assumptions that can materially affect its financial statements. Future events could cause the Company to conclude that these assets are impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. As of December 31, 2005, the aggregate net book values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.4 million, ₱929.4 million and ₱805.2 million, respectively. As of December 31, 2004, the aggregate net book values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.5 million, ₱900.4 million and ₱798.2 million, respectively. Impairment losses recognized on deferred oil exploration costs amounted to ₱4.6 million and ₱37.5 million in 2005 and 2004, respectively.

Accounting Policies

Cash and Cash Equivalents
Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Receivables
Prior to 2005, receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

Financial Assets and Financial Liabilities (Effective January 1, 2005)
Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss.

The Company recognizes a financial asset or a financial liability in the balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expenses or income. Distributions to holders of financial instruments classified as equity are charged directly to stockholders' equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realized the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified as either financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity investments and AFS financial assets, as appropriate. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial Assets at Fair Value through Profit or Loss
Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets and financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term or if upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated and considered effective hedging instruments. Assets or liabilities classified under this category are carried at fair value in the balance sheets. Gains or losses on investments held for trading are recognized in the statements of income.

The Company does not have financial assets and financial liabilities at fair value through profit or loss as of December 31, 2005.

Held-to-Maturity Investments
Nonderivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost.

The Company does not have held-to-maturity investments as of December 31, 2005.

Loans and Receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statements of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

As of December 31, 2005, the Company's loans and receivables include trade and other receivables, advances to related company and other financial assets.

AFS Financial Assets
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three preceding categories. AFS assets are carried at fair value in the balance sheets. Changes in the fair value of such asset are accounted for in stockholders' equity.

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in the stockholders' equity.

Interest-bearing Loans and Borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statements of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities

Financial Assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Impairment of Financial Assets
The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-For-Sale Financial Assets
If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Impairment of Non-Financial Assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statements of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion and depreciation and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	5

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and, depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates

The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of

operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statements of changes in stockholders' equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2005	2004
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.21**	13.21
EDSA Properties Holdings Inc. (EPHI)	**5.08**	5.08

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Wells, platform and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest is recognized as it accrues taking into account the effective yield on the asset.

Dividends

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

<u>Pension Benefits</u>

The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

<u>Leases</u>

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a Lessor
Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes
Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax
Deferred income tax is provided using the balance sheet liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in the statements of changes in stockholders' equity and not in the statements of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

2005

FILE NO. 82-2579

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea	631-8151
Contact Person	Company Telephone Number

09 30
Month *Day*

SEC Form 17Q

FORM TYPE

Month *Day*
Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

10954	P183.2 million	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

2005 NOV 11 PM 3 25

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended September 30, 2005

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter : THE PHILODRILL CORPORATION

5. Philippines — Province, Country or other jurisdiction of incorporation or organization
6. ______________ (SEC Use Only) — Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,572,339
Class B	616,371,677
	1,534,944,016

	<u>Amount of Debt Outstanding</u>
Total Liabilities	<u>P476,597,007</u>

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x]   No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x]   No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x]   No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 3rd quarter ended 30 September 2005 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 September 2005), with comparative Statement of Operations for the comparable period (01 January to 30 September 2004) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 September 2005), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 September 2004) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 September 2005), as well as the basis of computation thereof.

5. The Company's interim financial report for the 3rd quarter 2005 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 September 2005) as compared with the most recent annual financial statements (2004), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 September 2005), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2003 and 2004), which had a material effect in the current interim period (01 January to 30 September 2005).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to September 30, 2005).

11. There were NO dividends paid on any Company share during the interim period (January 1 to September 30, 2005).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to September 30, 2005) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to September 30, 2005) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2004) and as of end of current interim period (September 30, 2005), except as disclosed below:

    The Company has made no provisions for penalty charges on unpaid principal and interest due to certain local banks as of December 31, 2004 and September 30, 2005. The local banks charge penalty ranging from 24% to 36% of outstanding unpaid principal and interest. Management believes that the final amount of penalties to be charged by the banks will depend on the outcome of ongoing negotiations for the settlement/restructuring of the loans.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to September 30, 2005).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the three quarters ended September 30, 2005 totaled P77.4 million compared with P48.6 million for the same period last year. Gross revenues increased by P28.7 million or 59.1% primarily due to higher petroleum revenue which increased from P21.6 million to P55.4 million on account of high crude prices and increased oil production. The average net price per barrel for the three quarters of 2005 was US$24.833 as compared to US$18.577 for the same period last year. The combined production from the Nido and Matinloc wells totaled 149,708 barrels for the three quarters ended September 30, 2005, around 88.8% higher than the 79,302 barrels that were produced for the same period last year. The major reason behind the increase was the continued production in 2005 while during the first quarter of 2004, temporary suspension of production was experienced due to the closure of Caltex refinery. Interest and other income decreased by P1.4 million or 16.6%.

Operating costs, interest and administrative expenses increased by P38.4 million from the aggregate total of P47.8 million for the three quarters of 2004 to P86.3 million for the three quarters of 2005. The increase was due mainly to the increased share in petroleum production costs and interest and other loan charges. As of the end of third quarter of 2004, a loss of P229.6 million was booked on the EPHI shares ceded to DBP in settlement of liabilities totaling P84.5 million. The company's net loss amounted to P8.9 million for the three quarters of 2005 as compared with a P228.8 million net loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	Sept. 30, 2005	Dec. 31, 2004
Current Ratio	*0.08 : 1*	*0.07 : 1*
Current Assets	24,092,565	22,175,870
Current Liabilities	304,903,638	297,350,067
Debt to Equity Ratio	*0.27 : 1*	*0.26 : 1*
Total Liabilities	476,597,007	446,224,409
Stockholders Equity	1,749,770,876	1,730,334,948

Equity to Debt Ratio	*3.67 : 1*	*3.88 : 1*
Stockholders Equity	1,749,770,876	1,730,334,948
Total Liabilities	476,597,007	446,224,409
Book Value per Share	*1.1399575*	*1.1272952*
Stockholders Equity	1,749,770,876	1,730,334,948
Average shares outstanding	1,534,944,016	1,534,944,016
Loss per Share	*0.0057801*	*0.1490924* *
Net Loss	8,872,066	228,848,452
Average shares outstanding	1,534,944,016	1,534,944,016

*for the period January to September 2004

The current ratio slightly changed from 0.07:1 as of December 31, 2004 to 0.08:1 as of September 30, 2005. The Company's current liabilities exceeded its current assets by P280.8 million as of September 30, 2005 and P275.2 million as of December 31, 2004. However, a portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P234.1 million as of September 30, 2005 and P195.2 million as of December 31, 2004. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.85: 1 as of September 30, 2005 and 0.73:1 as of December 31, 2004.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets increased from P2.176 billion as of December 31, 2004 to P2.226 billion as of September 30, 2005. Receivables increased by P4.9 million due to additional receivables accrued as of September 30, 2005. The carrying value of the investments increased by P34.1 million mainly due to the adjustment in the valuation reserve of the company's listed stock investments and the booking of the equity share in net earnings of affiliates for the period. Deferred exploration and development costs increased by P7.9 million from P798.2 million as of December 31, 2004 to P806.1 million as of September 30, 2005. The increase was due to additional costs capitalized during the interim period.

Total current liabilities increased by P7.6 million from P297.4 million as of December 31, 2004 to P304.9 million as of September 30, 2005 mainly due to the reclassification of long term debt to current.

Stockholders' equity increased by P19.4 million mainly due to the adjustment in the valuation reserve pertaining to the company's listed stock investments.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, except as discussed below:

   The Company was unable to pay principal installments due from the period September 26, 2003 to September 30, 2005 on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of loan was classified as current.

   In 2004, the Company successfully negotiated the restructuring of its loans with two creditor banks. As of September 30, 2005, the Company was awaiting the decision of another creditor bank for the restructuring of the company's loan.

   The other local banks usually charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of September 30, 2005, the Company had not fully recognized the penalty charges by some of the other local banks pending the final outcome of negotiations for loan restructuring which usually involves the condonation of a substantial part of the accrued penalties.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$81,844 (P4.6million) in 2005. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Cash decreased by P1.4 million or 44.1% due to payment of some accrued expenses.

   Receivables increased by P4.9 million or 37.1% due to additional trade receivables booked as of September 30, 2005.

   Other current assets increased by P0.016 million or 6.5%.

   Other noncurrent assets increased by P4.6 million or 6.3% due to additional interest receivable booked during the period.

   Loans payable decreased by P16.1 million or 27.8% due to some payments made during the period.

   Trade and other payables increased by P6.1 million or 5.6% due to some accruals booked as of September 30, 2005.

   Current portion of long-term debt showed a net increase of P17.5 million or 14.2% on account of the reclassification of the P34.5 million long-term debt to current; and payment of some loans during the period.

Advances from related companies increased by P57.3 million or 50.1% due to additional advances made during the period.

Unrealized losses on the decline in market value of investments decreased by P28.3 million or 17.9% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the company.

Petroleum revenues increased by P33.8 million due to higher production volume and crude prices during the third quarter of 2005.

Equity share in net earnings of associates decreased by P3.6 million or 19.4% due to lower level of equity share booked during the period.

Interest income decreased by P1.4 million or 16.6% due to lower level of interest income booked.

Interests, share in costs and operating, general and administrative expenses went up by 75.9%, 109.4% and 34.9% respectively. The increase was mainly due to higher interest rates and higher level in the share in these expenses.

Net loss amounted to P8.9 million for the three quarters of 2005, as compared to P228.8 million for the same period last year. The P220 million decrease was mainly on account of the loss booked on the disposal of part of the EPHI investment in 2004.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

In August, PHILODRILL received expression of interest from Vitol Services Limited to farm-in into the Octon Block. Together with Cape Energy and Team Oil, Vitol is developing the nearby Galoc Field and they deemed it prudent to integrate the development of the Octon Field with Galoc.

Vitol's initial plan for the Octon block includes appraisal/development of the Octon Field and drilling of two exploration wells in the SC 6A area. In exchange for a full carry of the all the consortium members, Vitol will get 70% of the total interests and the operatorship of the block. The farminee will also have access to the cost recovery account. Vitol's farm-in into the SC 6A block does not involve Cape Energy and team Oil.

During a partners meeting held on September 22, 2005, the consortium voted unanimously to pursue and negotiate a farm-in deal with Vitol on the basis of their initial offer.

2.0 Service Contract 6 (Cadlao)

The proposal of Alcorn Gold Resources Corp. (AGRC) to re-activate the Cadlao Field had been approved by all members of the consortium except Oriental Petroleum. AGRC will fund, among others, the underwater survey of facilities as well as repairs and production tests. These initial activities are expected to cost about $ 2.5M. Thereafter, an additional $ 3.5 M will be needed for the deployment of surface production and storage facilities. The project is expected to start by the last quarter next year with an estimated production of 1.9 – 2 million barrels of oil in the next 2 – 5 years.

Production in the Cadlao Field was suspended in 1991. From its 1980 opening until the suspension, the field had produced about 11 million barrels of oil.

PHILODRILL is a non-paying party in the Cadlao Block, holding a 0.802702% revenue share in the gross proceeds from field's production.

3.0 Service Contract 6B (Bonita)

Exploration activities on the SC 6B Block remain suspended.

4.0 Service Contract No. 14 (Nido and Matinloc Production Blocks)

Production and Operations Review

3rd Quarter 2005 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	Total
July	0	9,449	9,449
August	13,934	1,978	15,912
September	0	5,214	5,214
Total	13,934	16,641	30,575

The consortium completed two (2) crude shipments to Pilipinas Shell during the 3rd quarter of the year, involving a total combined volume of 25,284 barrels of Nido and Matinloc crude. As of September 30, 2005, about 20,910 barrels of combined Matinloc and Nido crude from the last shipment remained onboard the storage vessel.

The decrease in total production, from the 2nd quarter output of 70,842 barrels, was due to the less frequent liftings during the quarter with the onset of the typhoon season. In addition, Shell temporarily shut down their refinery facilities in September for routine maintenance work. Production operations are expected to become normal again during the 4th quarter.

Nido –1X1 Proposal

PHILODRILL submitted to the consortium a work program and budget to properly assess the potential of the Nido 1X1 structure. This Nido structure has a potential reserves of 2 to 8 million barrels with projected flow rates of approximately 2,000 barrels of oil per day.

The work program will be divided into two phases with the first phase consisting of geophysical and petrophysical studies. The second phase will deal with pre-drill preparations and engineering studies. The result, as envisaged, will be an economically feasible development plan for the Nido 1X1 structure.

5.0 <u>Service Contract No. 14 C-1 (Galoc)</u>

In August, representatives from Vitol Energy Services, Ltd., the prime mover of the Galoc development, presented an update on the Galoc project to the consortium and the Department of Energy. They also submitted the Deed of Assignment and associated legal and financial documentations of the Galoc Production Company (GPC), the farm-in vehicle established by Vitol, Cape Energy and Team Oil. The DOE formally approved the Deed of Assignment and Farmin Agreement on August 12, 2005. Also in the same month, the farminees finally signed the Deed of Assignment and the associated Letter of Confirmation of Interest.

Vitol's continuing evaluation works have upgraded the reservoir outlook for the Galoc Field and have upped the target start-up production from between 15,000 to 25,000 barrels of oil per day. In addition to the subsurface studies, Vitol is also embarking on facilities options and market studies that are consistent with their target of first oil by late 2006. Meanwhile, recruitment for key positions at GPC is underway and a branch office in Manila is being set up.

6.0 Service Contract 14 C-2 (West Linapacan)

Basic Consolidated Inc. and Alcorn Gold Resources Corp. jointly proposed a program for the re-activation of the West Linapacan Field. This includes an initial geophysical study of the block as well as petrophysical and engineering studies over the West Linapacan Field. A second phase, involving drilling and completion will be undertaken if results of the initial phase are positive.

A joint proposal from Basic Petroleum & Minerals Corp. and Forum was also received as well as a separate proposal from Guidance.

Vitol also expressed interest in re-activating the West Linapacan Field. In a letter dated 27 September 2005, Vitol submitted their farm-in position and the provisional 2006 work program for the field which would comprise detailed subsurface studies and review and probable survey of existing subsea equipment, preparation of well re-entry program and/or design of appraisal/development well, preparation of testing program, and integration of appraisal/development plan with Galoc.

During a partners meeting held last September 12, 2005 where a vote was taken as to which proposal the consortium would pursue, majority of the consortium members voted in favor of the Vitol proposal.

7.0 Service Contract No. 41 (Sulu Sea)

With Basic Consolidated, Inc. as operator, a work program and budget for Contract Year 8 had been formally approved by the consortium. The still ongoing G & G program, as envisaged, will re-evaluate petroleum play concepts for the area and come out with a farm-out package for the block.

8.0 Service Contract No. 53 (Onshore Mindoro)

PHILODRILL executed a Participation Agreement with LAXMI over the SC 53- Onshore Mindoro area. In exchange for 70% of Philodrill's historical cost recovery account, and 70% of the FPIA (Filipino Participation Incentive Allowance), Philodrill gets a 30% carry up to the completion of the first mandatory well.

9.0 SWAN BLOCK

In reply to the consortium's request for the conversion of its pending GSEC application into a Service Contract application, the DOE asked Philodrill, as the lead company, to convince PNOC-EC to explore the possibility of a joint application over the remaining free area of the SWAN block. On September 15, 2005, the DOE had awarded SC 57 (Calamian Block) to PNOC-EC which covers the northern half of the consortium's pending application.

As far as the SWAN consortium is concerned, the GSEC application and later, the request for conversion into an SC application should have been given priority over that of the PNOC-EC application. The consortium is presently re-assessing its legal hold on the area in view of the recent developments on the block.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 September 2005).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: 11/11/05
FRANCISCO A. NAVARRO
Executive Vice President

Date: 11/11/05
REYNALDO E. NAZAREA
Treasurer & VP-Administration

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) Sept 30 2005	(Audited) December 31 2004
ASSETS		
Current Assets		
Cash	1,837,826	3,286,916
Receivables	18,008,276	13,139,906
Crude oil inventory	3,982,766	5,501,496
Other current assets	263,697	247,552
Total Current Assets	24,092,565	22,175,870
Noncurrent Assets		
Property and equipment - net	296,727,782	296,512,043
Investments *	956,593,919	922,529,991
Advances to affiliated companies - net	65,934,878	64,832,665
Deferred oil exploration and development costs	806,086,421	798,153,561
Other noncurrent assets	76,932,318	72,355,227
Total Noncurrent Assets	2,202,275,318	2,154,383,487
TOTAL ASSETS	2,226,367,883	2,176,559,357
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	41,852,622	57,946,286
Trade and other payables	115,029,320	108,913,861
Current portion of long-term debt	141,345,101	123,813,325
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	304,903,638	297,350,067
Noncurent Liabilities		
Advances from related companies	171,693,369	114,377,124
Long-term Debt - net of current portion	0	34,497,218
Total Noncurent Liabilities	171,693,369	148,874,342
Total Liabilities	476,597,007	446,224,409
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,482,073,379	1,482,066,842
Subscribed	52,870,638	52,877,174
Subscriptions receivable	(2,112,487)	(2,112,899)
Share in associate's revaluation increment	294,860,606	294,860,608
Unrealized losses on decline in market value of investments	(130,111,982)	(158,419,567)
Retained Earnings	52,190,722	61,062,790
Total Stockholders' Equity	1,749,770,876	1,730,334,948
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	2,226,367,883	2,176,559,357

* includes listed marketable securities amounting to P746,798,589 and P716,045,867 as of September 2005 and December 2004, respectively.

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to Sept 30 2005	January 1 to Sept 30 2004	July 1 to Sept 30 2005	July 1 to Sept 30 2004
REVENUES				
Share in petroleum operations	55,350,438	21,578,801	13,780,171	12,877,653
Equity in net earnings of associates - net	15,023,147	18,645,721	4,730,139	6,145,711
Interest, dividends and other income	7,010,325	8,405,918	3,583,468	2,569,033
	77,383,910	48,630,440	22,093,778	21,592,397
COSTS AND EXPENSES				
Interest and financing charges	34,785,478	19,780,354	11,852,564	7,135,081
Share in costs and operating	38,253,208	18,266,524	12,525,133	8,349,842
General and administrative	13,217,290	9,799,141	4,687,384	3,257,989
Loss on sale of investment	0	229,629,714	0	0
	86,255,976	277,475,733	29,065,081	18,742,912
INCOME (LOSS) BEFORE INCOME TAX	(8,872,066)	(228,845,293)	(6,971,303)	2,849,485
PROVISION FOR INCOME TAX	0	3,159	0	0
NET INCOME (LOSS)	(8,872,066)	(228,848,452)	(6,971,303)	2,849,485

Earnings (loss) per share was computed as follows:

Net loss	(8,872,066)	(228,848,452)	(6,971,303)	2,849,485
Weighted average number of shares	1,534,944,016	1,534,944,016	1,534,944,016	1,534,944,016
Gain (loss) per share	(0.0057801)	(0.1490924)	(0.0045417)	0.0018564

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	Jan to Sept 2005	Jan-Sept 2004
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,066,842	1,482,066,842
Issuances for the period	6,537	
Adjustments		
Balance at end of third quarter	1,482,073,379	1,482,066,842
Subscribed		
Balance at the beginning of year	52,877,174	52,877,174
Issuances for the period	(6,536)	
Adjustments		
Balance at end of third quarter	52,870,638	52,877,174
Subscriptions receivable		
Balance at the beginning of year	(2,112,899)	(2,112,899)
Collection of subscriptions receivable	412	
Balance at end of third quarter	(2,112,487)	(2,112,899)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	294,860,606	483,869,872
Adjustments	0	(211,321,695)
Balance at end of third quarter	294,860,606	272,548,177
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(158,419,567)	(200,752,169)
Adjustments	28,307,584	30,358,248
Balance at end of third quarter	(130,111,983)	(170,393,921)
Retained Earnings		
Balance at the beginning of year	61,062,789	344,281,256
Net income (loss) for the period	(8,872,066)	(228,848,452)
Balance at end of third quarter	52,190,723	115,432,804
Total Stockholders' Equity	1,749,770,876	1,750,418,177

THE PHILODRILL CORPORATION

Statements of Cash Flows

(Unaudited)

	January 1 to Sept 30 2005	January 1 to Sept 30 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	(8,872,066)	(228,848,452)
Adjustments for:		
Depletion, depreciation and amortization	2,979,156	1,826,070
Equity in net losses (earnings) of associates - net	(15,023,147)	(18,645,721)
Operating loss before working capital changes	(20,916,057)	(245,668,103)
Decrease (increase) in:		
Receivables	(4,868,371)	6,323,320
Crude oil inventory	1,518,730	(4,311,360)
Other current assets	(16,146)	(15,206)
Increase in accounts payable and accrued expenses	63,431,704	5,125,762
Net cash from (used in) operating activities	39,149,861	(238,545,588)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	9,280,555	7,280,984
Reductions in (additions to):		
Property and equipment	(3,194,895)	2,302,190
Deferred oil exploration and development costs	(7,932,859)	(15,668,833)
Advances to affiliated companies - net	(1,920,679)	(736,843)
Investments	(13,755)	523,507,835
Other noncurrent assets	(3,758,626)	(9,459,695)
Share in affiliates' revaluation increment	0	(211,321,695)
Net cash from (used in) investing activities	(7,540,258)	295,903,943
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(33,059,106)	(58,432,068)
Proceeds from subscriptions receivable	413	0
Net cash from (used in) financing activities	(33,058,693)	(58,432,068)
NET INCREASE (DECREASE) IN CASH	(1,449,090)	(1,073,712)
CASH, BEGINNING	3,286,916	2,235,123
CASH, ENDING	1,837,826	1,161,411

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	692,358	359,858	681,660		370,556		370,556
	692,358	359,858	681,660	0	370,556	0	370,556

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/
Name of Issuing Entity and Description of Investment	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Accrued from Investments Not Accounted for by the Equity Method
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	99,279	15,852					99,279	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		204,092,302	0	0	0	0		204,092,302	0
less-allowance for decline in market value		140,474,196				(10,362,214)		130,111,982	
		63,618,106						73,980,320	
At equity:									
EDSA Properties Holdings Inc.	214,145,690	662,458,209	3,086,939		2,569,742		214,145,690	662,975,406	
Penta Capital Investment Corp.	1,600,000	164,714,862	1,643,200		1,999,938		1,600,000	164,358,125	
Penta Capital Holdings, Inc.	300,000	45,080,062	0				300,000	45,080,062	
		872,253,133	4,730,139	0	4,569,680	0		872,413,592	0
At cost:									
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
less-allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		946,071,246	4,730,139	0	4,569,680	0		956,593,919	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

Name of Affiliate	Beginning Balance	Ending Balance
United Paragon Mining Corporation	25,695,101	26,431,519
Vulcan Industrial and Mining Corporation	24,179,107	24,179,107
Fil-Energy Corporation	14,251,893	14,251,893
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118
Minoro Mining Corporation	1,031,278	1,031,278
Others	39,981	41,081
	70,811,478	71,548,996
Less-allowance for doubtful accounts	5,614,118	5,614,118
	65,197,360	65,934,878

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	584,678,947	716,468			585,395,415
Office condominium units and improvements	14,009,422				14,009,422
Office furniture, fixtures and equipment	10,101,818	210,332			10,312,150
Transportation equipment	6,035,306				6,035,306
	614,825,493	926,800	0	0	615,752,293

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	290,805,434	423,760			291,229,194
Office condominium units and improvements	12,247,587	175,118			12,422,705
Office furniture, fixtures and equipment	9,826,064	33,359			9,859,423
Transportation equipment	5,317,396	195,794			5,513,190
	318,196,481	828,032	0	0	319,024,513

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	840,576,327	3,032,962				843,609,289
less-Allowance for unrecoverable deferred oil explo costs	(37,522,868)					(37,522,868)
	803,053,459	3,032,962	0	0	0	806,086,421

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
United Coconut Planters Bank	36,357,136	36,357,136	0
Metropolitan Bank and Trust Company	59,987,965	59,987,965	0
Penta Capital Investment Corporation	45,000,000	45,000,000	0
	141,345,101	141,345,101	0

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P1.00 par value	1,550,000,000	1,482,073,379	52,870,638	0	4,461,168	1,530,482,849

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receviables									
1) Account with contract operator	17,637,720	9,934,269	6,684,512	1,018,939					
less allowance for doubtful accounts	0								
Net Trade Receivables	17,637,720	9,934,269	6,684,512	1,018,939	0	0	0	0	0
b) Non-trade receivables									
1) Account with officers and employees	370,556	14,006	68,204	288,345					
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	370,556	14,006	68,204	288,345	0	0	0	0	0
Net Receivables	18,008,276	9,948,275	6,752,716	1,307,284	0	0	0	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receviables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Account with officers and employees	other advances to officers and employees	

3. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost basis, except for (a) crude oil inventory which is stated at market and (b) investments accounted for under the equity method, which included the Company's share in the revaluation increment of an associate.

Basis of Financial Statements

The accompanying financial statements include the Company's share in the assets, liabilities, revenues and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Changes in Accounting Policies
On January 1, 2004, the Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS):

- SFAS 17/IAS 17, *Leases*, which resulted in the recognition of lease payments under noncancellable operating leases on a straight-line basis. Previously, lease payments under operating leases were expensed on the basis of the terms of the lease agreements. The adoption of SFAS 17/IAS 17 had no material impact on the Company's financial position and results of operations.

- SFAS 12/IAS 12, *Income Taxes*, which resulted in the Company's recognition of its share in the deferred income tax liability of an associate arising from the revaluation increment of the associate's land and land improvements. The change in policy was reflected in the financial statements on a retroactive basis. Investment in associates and share in associate's revaluation increment accounts decreased by ₱44.9 million and ₱45.2 million as of January 1, 2004 and 2003.

New and Revised Accounting Standards Effective in 2005
New and revised accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS), or Philippine Financial Reporting Standards (PFRS), respectively, will become effective in 2005. The Company will adopt the following relevant new standards effective January 1, 2005:

- PAS 19, *Employee Benefits*, will result in the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires the Company to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. The Company will update its actuarial valuations in 2005 to determine the impact of adopting PAS 19. Adoption of this standard is expected to result in the recognition of a liability and a charge against retained earnings representing the difference between the defined benefit obligation and the fair value of the plan assets, among others.

- PAS 21, *The Effects of Changes in Foreign Exchange Rates*, will result in the elimination of the capitalization of foreign exchange losses. The standard further requires the Company to determine its functional currency and measure its results of operations and financial position in that currency and translate these into Philippine pesos in accordance with procedures applied in the standard. Under PAS 21, the Company's functional currency is United States dollars. The change in the Company's functional currency from Philippine peso to US dollar is not expected to negatively affect the Company's stockholders' equity.

- PAS 32, *Financial Instruments: Disclosure and Presentation*, covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the Company, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the Company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Required disclosures and presentation, as applicable, will be included in the 2005 financial statements.

- PAS 39, *Financial Instruments: Recognition and Measurement*, establishes the accounting and reporting standards for recognizing, measuring, and disclosing information about the Company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the Company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

  PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. The Company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

  Adoption of PAS 39 is expected to have operational and financial statement impact to the Company which is not presently quantifiable. Volatility in the financial statements is anticipated because of the requirement to fair value most financial instruments, including derivative financial instruments, if any. The Company plans to undertake certain detailed activities in 2005, which include, among others, the following:

  1. Review of contracts for the purpose of identifying and, where required, bifurcating derivatives that are embedded in both financial and non-financial contracts;

  2. Development of a financial instruments policy that will cover accounting for financial instruments, to include the preparation of hedge accounting guidelines and requirements for derivatives that are designated and qualify as hedges;

  3. Evaluation of the proper classification of financial instruments, including determining whether a financial instrument should be accounted for as debt or equity; and

4. Assessment of required process and systems changes.

In 2005, the impact of adopting PAS 39 will be retroactively computed, as applicable, and adjusted to the January 1, 2005 retained earnings. Prior years' financial statements, as allowed by the SEC, will not be restated.

- PFRS 3, *Business Combination*, which will result in the cessation of the amortization of goodwill and a requirement for an annual test for goodwill impairment. Any resulting negative goodwill after performing reassessment will be credited to income. Moreover, pooling of interests in accounting for business combination will no longer be permitted.

The Company will also adopt in 2005 the following revised standards:

- PAS 1, *Presentation of Financial Statements*, provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or noncurrent; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments management has made in the process of applying the entity's accounting policies.

- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*, removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omissions or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting errors.

- PAS 10, *Events After the Balance Sheet Date*, provides a limited clarification of the accounting for dividends declared after the balance sheet date.

- PAS 16, *Property, Plant and Equipment*, provides additional guidance and clarification on the recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The standard also provides that the cost of an item of property and equipment includes costs of dismantlement, removal or restoration, the obligation for which an entity incurs when it installs or uses the assets. Under the Company's service contract agreements, the Company may have a constructive obligation to plug the wells, platforms and other facilities at the end of their useful lives. If it is eventually determined that it is liable for such costs, adoption of PAS 16 would result in an increase in the net book value of wells, platforms and other facilities and recognition of the related dismantlement or restoration liability.

- PAS 17, *Leases*, provides a limited revision to clarify the classification of a lease of land and buildings and prohibits expensing of initial direct costs in the financial statements of the lessors.

- PAS 24, *Related Party Disclosures*, provides additional guidance and clarity in the scope of the standard, including the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

- PAS 28, *Investments in Associates*, reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 31, *Interests in Joint Ventures*, reduces the alternatives in accounting for interests in joint ventures in consolidated financial statements and in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements.

- PAS 33, *Earnings Per Share*, prescribes principles for the determination and presentation of earnings per share for entities with publicly traded shares, entities in the process of issuing ordinary shares to the public, and any entities that calculate and disclose earnings per share. The standard also provides additional guidance in computing earnings per share including the effects of mandatorily convertible instruments and contingently issuable shares, among others.

- PAS 36, *Impairment of Assets*, establishes frequency of impairment testing for certain intangibles and provides additional guidance on the measurement of an asset's value in use.

Except for PAS 16, the Company does not expect that the adoption of the above standards will have a material impact on the Company's financial statements. Additional disclosures required by the new standards will be included in the Company's financial statements, where applicable.

<u>New Accounting Standard Effective 2006</u>
The Company will adopt IFRS 6, *Exploration for and Evaluation of Mineral Properties,* starting January 1, 2006. Under the standard, companies are allowed to follow its existing accounting treatment for exploration and evaluation assets. However, the standard also requires that exploration and evaluation assets be classified to tangible (as property and equipment) and intangible assets according to their nature and treated as a separate class within the prescribed classification. IFRS 6 also provides for situations where an impairment test in accordance with PAS 36, *Impairment of Assets,* may be required.

<u>Cash</u>
Cash consists of cash on hand and in banks.

<u>Receivables</u>
Receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

<u>Crude Oil Inventory</u>
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and any impairment in value. The initial cost of property and equipment other than wells, platforms and other facilities comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited or charged to income.

Marketable Securities
Investments in marketable securities, shown as part of the "Investments - net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recovery in market value, as long as this does not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and against unrealized losses on decline in market value of investments for noncurrent marketable securities.

<u>Investments</u>

Associates

The Company's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of the net assets of the associate, less any impairment in value. The statements of income reflect the Company's share of the results of operations of the associates. The Company's investments in associates include goodwill (net of accumulated amortization and impairment loss) on acquisition, which is treated in accordance with the policy for goodwill. Dividends received are deducted from the carrying value of the investment. The Company's share in the associates' net earnings or losses is adjusted for the amortization and impairment of the related goodwill.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2004	2003
PentaCapital Investments Corporation (PentaCapital)	40.00	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	13.21	15.00
EDSA Properties Holdings Inc. (EPHI)	5.08	9.02

Other investments

Other investments are valued at cost, net of allowance for any substantial and presumably permanent decline in value.

<u>Goodwill</u>

Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets of associates at the dates of acquisition. With respect to an investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is stated at cost less accumulated amortization and any impairment in value. Goodwill is amortized on a straight-line basis over its useful economic life of up to a presumed maximum of 20 years. Goodwill is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

<u>Interest in Jointly Controlled Assets</u>

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Assets
Property and equipment, investments, deferred oil exploration and development costs and other noncurrent assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Any impairment loss is recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for that asset in prior years.

Provisions
Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (c) a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

<u>Revenue</u>
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from petroleum operations is recognized as income at the time of production.

Interest
Interest income from bank deposits and advances to related companies is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividends
Dividend income is recognized when the right to receive the payment is established.

Rental income
Rental income is recognized when earned based on the lease terms.

<u>Borrowing Costs</u>
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

<u>Income Taxes</u>
Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax (MCIT) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations.

Loss Per Share

Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Business Segments

For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Subsequent Events

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

2005

FILE NO. 82-2579

COVER SHEET

3	8	6	8	3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea
Contact Person

631-8151
Company Telephone Number

06 *Month* 30 *Day*

SEC Form 17Q
FORM TYPE

Month *Day*
Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

10975
Total No. of Stockholders

P186.1 million
Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended June 30, 2005

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office / Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,567,703
Class B	616,376,313
	1,534,944,016

Amount of Debt Outstanding

Total Liabilities P474,129,592

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 2nd quarter ended 30 June 2005 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 June 2005), with comparative Statement of Operations for the comparable period (01 January to 30 June 2004) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 June 2005), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 June 2004) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 June 2005), as well as the basis of computation thereof.

5. The Company's interim financial report for the 2nd quarter 2005 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 June 2005) as compared with the most recent annual financial statements (2004), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 June 2005), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2003 and 2004), which had a material effect in the current interim period (01 January to 30 June 2005).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to June 30, 2005).

11. There were NO dividends paid on any Company share during the interim period (January 1 to June 30, 2005).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to June 30, 2005) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to June 30, 2005) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2004) and as of end of current interim period (June 30, 2005), except as disclosed below:

    The Company has made no provisions for penalty charges on unpaid principal and interest due to certain local banks as of December 31, 2004 and June 30, 2005. The local banks charge penalty ranging from 24% to 36% of outstanding unpaid principal and interest. Management believes that the final amount of penalties to be charged by the banks will depend on the outcome of ongoing negotiations for the settlement/restructuring of the loans.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to June 30, 2005).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first two quarters ended June 30, 2005 totaled P55.3 million compared with P27.0 million for the same period last year. Gross revenues increased by P28.3 million or 104.5% primarily due to higher petroleum revenue which increased from P8.7 million to P41.6 million on account of high crude prices and increased oil production. The average price per barrel for the first semester of 2005 was US$23.77513 as compared to US$17.4899 for the same period last year. For the first semester ended June 30, 2005, production totaled 119,133 bbls. as compared with 32,605 bbls. for the same period last year. Interest and other income decreased by P2.4 million or 41.3%.

Operating costs, interest and administrative expenses increased by P28.1 million from the aggregate total of P29.1 million for the first two quarters of 2004 to P57.2 million for the first two quarters of 2005. The increase was due mainly to the increased share in petroleum production costs and interest and other loan charges. As of the end of second quarter of 2004, a loss of P229.6 million was booked on the EPHI shares ceded to DBP in settlement of liabilities totaling P84.5 million. The company's net loss amounted to P1.9 million for the first two quarters of 2005 as compared with a P231.7 million net loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

		June 30, 2005	Dec. 31, 2004
Current Ratio			
	Current Assets	32,809,615	22,175,870
	Current Liabilities	271,855,250	297,350,067
		0.12: 1	0.07 : 1
Debt to Equity Ratio			
	Total Liabilities	474,129,592	446,224,409
	Stkholders Equity	1,746,379,967	1,730,334,948
		0.27 : 1	0.26 : 1

Equity to Debt Ratio

	Stkholders Equity	1,746,379,967	1,730,334,948
	Total Liabilities	474,129,592	446,224,409
		3.68: 1	3.88 : 1

Book Value per share

	Stkholders'Equity	1,746,379,967	1,730,334,948
	Ave. shs outstanding	1,534,944,016	1,534,944,016
		1.1377483	1.1272952

Earnings (Loss) per share

	Net Income (Loss)	(1,900,763)	(231,697,937)
	Ave. shs outstanding	1,534,944,016	1,534,944,016
		(0.0012383)	(0.1509488)*

*for the period January to June 2004

The current ratio increased from 0.07:1 as of December 31, 2004 to 0.12:1 as of June 30, 2005. The Company's current liabilities exceeded its current assets by P239.0 million as of June 30, 2005 and P275.2 million as of December 31, 2004. However, a portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P223.7 million as of June 30, 2005 and P195.2 million as of December 31, 2004. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.94: 1 as of June 30, 2005 and 0.73:1 as of December 31, 2004.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets increased from P2.176 billion as of December 31, 2004 to P2.221 billion as of June 30, 2005. Receivables increased by P10.8 million due to additional receivables accrued as of June 30, 2005. The carrying value of the investments increased by P23.5 million mainly due to the adjustment in the valuation reserve of the company's listed stock investments and the booking of the equity share in net earnings of affiliates for the period. Deferred exploration and development costs increased by P4.9 million from P798.2 million as of December 31, 2004 to P803.1 million as of June 30, 2005. The increase was due to additional costs capitalized during the interim period.

Total current liabilities decreased by P25.5 million from P297.4 million as of December 31, 2004 to P271.9 million as of June 30, 2005 mainly due to the payment of loans made during the period.

Stockholders' equity increased by P16.0 million mainly due to the adjustment in the valuation reserve pertaining to the company's listed stock investments.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, except as discussed below:

   The Company was unable to pay principal installments due from the period September 26, 2003 to June 30, 2005 on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of loan was classified as current.

   In 2004, the Company successfully negotiated the restructuring of its loans with two creditor banks. As of June 30, 2005, the Company was awaiting the decision of another creditor bank for the restructuring of the company's loan.

   The other local banks usually charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of June 30, 2005, the Company had not fully recognized the penalty charges by some of the other local banks pending the final outcome of negotiations for loan restructuring which usually involves the condonation of a substantial part of the accrued penalties.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$81,844 (P4.6million) in 2005. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Cash increased by P3.5 million or 105.3% due to the collection of trade receivables and some advances made from related companies.

   Receivables increased by P10.8 million or 81.9% due to additional trade receivables booked as of June 30, 2005.

   Other current assets decreased by P0.014 million or 5.7%.

   Other noncurrent assets increased by P4.4 million or 6.1% due to additional interest receivable booked during the period.

   Loans payable and current portion of long-term debt decreased by P15.0 million or 26.0% and P15.1 million or 12.2%, respectively due to some payments made during the period.

   Advances from related companies increased by P53.4 million or 46.7% due to additional advances made during the period.

Unrealized losses on the decline in market value of investments decreased by P17.9 million or 11.3% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the company.

Petroleum revenues increased by P32.9 million due to higher production volume and crude prices during the second quarter of 2005.

Equity share in net earnings of associates decreased by P2.2 million or 17.7% due to lower level of equity share booked during the period.

Interest income decreased by 41.3% due to lower level of interest income booked.

Interests, share in costs and operating, general and administrative expenses went up by 81.3%, 159.4% and 30.4% respectively. The increase was mainly due to higher interest rates and higher level in the share in these expenses.

Net loss amounted to P1.9 million for the first semester of 2005, as compared to P231.7 million for the same period last year. The P229.8 million decrease was mainly on account of the loss booked on the disposal of part of the EPHI investment in 2004.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract No. 6A

Block operator PHILODRILL is still awaiting the formal proposals from Black Gold and Commissioning Services, Inc., both of which earlier expressed interest to farm-in into the Octon Block.

In May, Philodrill signed a confidentiality agreement with the Kuwait Foreign Petroleum Exploration Company (KUFPEC). KUFPEC had initially shown interest in the Octon Block. Unfortunately, the current political situation played a major role in their decision not to pursue the SC6A farmin.

2.0 Service Contract No. 14 (Nido, Matinloc, Galoc/West Linapacan)

Operations Review

2nd Quarter 2005 Crude Oil Production Summary

(in barrels)

	Nido	Matinloc	Total
April	13,567	9,727	23,294
May	13,392	11,098	24,490
June	9,612	13,446	23,058
Total	36,571	34,271	70,842

The slight increase in total production, from the 1st quarter output of 48,054 barrels, was due to the reduced turn-around time for liftings from 30 to 25 days as well as from increased production from some of the wells.

The consortium completed six (6) crude shipments to Pilipinas Shell during the 2nd quarter of the year, involving a total combined volume of 85,002 barrels of Nido and Matinloc crude. As of June 30, 2005, about 4,100 barrels of combined Matinloc and Nido crude from the last shipment remained onboard the storage vessel.

Farm-in Status

Except for Oriental Petroleum and Logpocor, all the Galoc/West Linapacan consortium members have signed the Deed of Assignment to the Galoc Production Company (GPC), the farm-in vehicle established by Team Oil/Cape Energy and Vitol. The farminees have continuing negotiations with SWIRE Group in Singapore which will provide the system that would put the Galoc Field on early production. Technical and administrative teams in Perth and Singapore are also being organized.

Alcorn Gold Resources and Basic Consolidated submitted separate proposals for the re-activation of the West Linapacan Field. Both proposals offer to pay for the initial geologic/engineering

review, and the subsequent re-activation of the field to earn additional 75% equity on the block. Instead of pursuing competing farm-in offers, the West Linapacan Consortium enjoined the two companies to submit a joint proposal.

3.0 Service Contract No. 6B (Bonita)

Exploration activities on the SC 6B Block remain suspended.

4.0 Service Contract No. 6 (Cadlao)

Alcom Gold Resources Corp. submitted a revised proposal for the reactivation of the Cadlao Field on a sole risk basis, without cash calls and without assignment by the consortium members of their respective participating interests upfront.

The AGRC offer was formalized during a partners meeting held in May 2005 where AGRC first presented to the Cadlao consortium a draft Production –Sharing Agreement. The document is currently being evaluated.

5.0 Service Contract No. 41 (Sulu Sea)

SC 41 entered its 8th contract year on May 10, 2005 with Basic Consolidated as operator. A work program for Contract Year 8 was presented to the consortium during a meeting held last June 6,2005. The G & G program, as envisaged, will re-evaluate petroleum system for the area in the light the two failed wells drilled last year. The program will also incorporate efforts to farm-out the block.

6.0 SWAN Block, Offshore Palawan

The SWAN Block Consortium had written the Department of Energy requesting the conversion of its pending GSEC application into a Service Contract application.

The application had not been acted upon because the DOE temporarily stopped negotiating for contracts in oil, geothermal and coal to pave the way for the 2nd bidding round.

7.0 GSEC No. 98 (Onshore Mindoro)

PHILODRILL continues to finalize the participation agreement with LAXMI.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 June 2005).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: 8/15/05
FRANCISCO A. NAVARRO
Executive Vice President

Date: 8/15/05
REYNALDO E. NAZAREA
Treasurer & VP-Administration

THE PHILODRILL CORPORATION
Balance Sheets

	(Unaudited) June 30 2005	(Audited) December 31 2004
ASSETS		
Current Assets		
Cash	6,748,855	3,286,916
Receivables	23,903,395	13,139,906
Crude oil inventory	1,923,842	5,501,496
Other current assets	233,523	247,552
Total Current Assets	32,809,615	22,175,870
Noncurrent Assets		
Property and equipment - net	296,629,013	296,512,043
Investments *	946,071,246	922,529,991
Advances to affiliated companies - net	65,197,360	64,832,665
Deferred oil exploration and development costs	803,053,458	798,153,561
Other noncurrent assets	76,748,867	72,355,227
Total Noncurrent Assets	2,187,699,944	2,154,383,487
TOTAL ASSETS	2,220,509,559	2,176,559,357
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	42,897,300	57,946,286
Trade and other payables	113,609,763	108,913,861
Current portion of long-term debt	108,671,592	123,813,325
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	271,855,250	297,350,067
Noncurrent Liabilities		
Advances from related companies	167,777,124	114,377,124
Long-term Debt - net of current portion	34,497,218	34,497,218
Total Noncurrent Liabilities	202,274,342	148,874,342
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,482,071,663	1,482,066,842
Subscribed	52,872,354	52,877,174
Subscriptions receivable	(2,112,487)	(2,112,899)
Share in associate's revaluation increment	294,860,608	294,860,608
Unrealized losses on decline in market value of investments	(140,474,198)	(158,419,567)
Retained Earnings	59,162,027	61,062,790
Total Stockholders' Equity	1,746,379,967	1,730,334,948
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	2,220,509,559	2,176,559,357

* includes listed marketable securities amounting to P735,919,180 and P716,045,867 as of June 2005 and December 2004, respectively.

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to June 30 2005	January 1 to June 30 2004	April 1 to June 30 2005	April 1 to June 30 2004
REVENUES				
Share in petroleum operations	41,570,267	8,701,148	27,648,193	6,482,817
Equity in net earnings of associates - net	10,293,008	12,500,010	5,825,370	7,857,844
Interest, dividends and other income	3,426,857	5,836,885	418,885	2,554,836
	55,290,132	27,038,043	33,892,448	16,895,497
COSTS AND EXPENSES				
Interest and financing charges	22,932,914	12,645,273	11,610,120	5,746,024
Share in costs and operating	25,728,075	9,916,682	16,758,973	4,496,959
General and administrative	8,529,906	6,541,152	1,510,449	3,356,900
Loss on sale of investment	0	229,629,714	0	(1,584,858)
	57,190,895	258,732,821	29,879,542	12,015,025
INCOME (LOSS) BEFORE INCOME TAX	(1,900,763)	(231,694,778)	4,012,906	4,880,472
PROVISION FOR INCOME TAX	0	3,159	0	0
NET INCOME (LOSS)	(1,900,763)	(231,697,937)	4,012,906	4,880,472

Earnings (loss) per share was computed as follows:

Net loss	(1,900,763)	(231,697,937)	4,012,906	4,880,472
Weighted average number of shares	1,534,944,016	1,534,944,016	1,534,944,016	1,534,944,016
Loss per share	(0.0012383)	(0.1509488)	0.0026144	0.0031796

THE PHILODRILL CORPORATION
Statement of Changes in Stockholders' Equity

	Jan to Jun 2005	Jan-Jun 2004
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,066,842	1,482,066,842
Issuances for the period	4,821	
Adjustments		0
Balance at end of second quarter	1,482,071,663	1,482,066,842
Subscribed		
Balance at the beginning of year	52,877,174	52,877,174
Issuances for the period	(4,820)	
Adjustments		0
Balance at end of second quarter	52,872,354	52,877,174
Subscriptions receivable		
Balance at the beginning of year	(2,112,899)	(2,112,899)
Collection of subscriptions receivable	412	
Balance at end of second quarter	(2,112,487)	(2,112,899)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	294,860,606	483,869,872
Adjustments	0	(211,321,695)
Balance at end of second quarter	294,860,606	272,548,177
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(158,419,567)	(200,752,169)
Adjustments	17,945,371	29,205,688
Balance at end of second quarter	(140,474,196)	(171,546,481)
Retained Earnings		
Balance at the beginning of year	61,062,789	344,281,256
Net income (loss) for the period	(1,900,763)	(231,697,937)
Balance at end of second quarter	59,162,026	112,583,319
Total Stockholders' Equity	1,746,379,966	1,746,416,132

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	January 1 to June 30 2005	January 1 to June 30 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	(1,900,763)	(231,697,937)
Adjustments for:		
Depletion, depreciation and amortization	2,151,124	1,826,070
Equity in net losses (earnings) of associates - net	(10,293,008)	(12,500,010)
Operating loss before working capital changes	(10,042,647)	(242,371,877)
Decrease (increase) in:		
Receivables	(10,763,490)	9,341,079
Crude oil inventory	3,577,655	(2,021,555)
Other current assets	14,030	(5,493)
Increase in accounts payable and accrued expenses	58,095,903	(5,235,114)
Net cash from (used in) operating activities	40,881,451	(240,292,960)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	4,710,875	4,925,546
Reductions in (additions to):		
Property and equipment	(2,268,094)	255,225
Deferred oil exploration and development costs	(4,899,897)	(10,432,826)
Advances to affiliated companies - net	(2,515,375)	(488,577)
Investments	(13,755)	523,507,835
Other noncurrent assets	(2,242,961)	(6,126,545)
Share in affiliates' revaluation increment	0	(211,321,695)
Net cash from (used in) investing activities	(7,229,206)	300,318,961
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(30,190,719)	(61,388,095)
Proceeds from subscriptions receivable	413	0
Net cash from (used in) financing activities	(30,190,306)	(61,388,095)
NET INCREASE (DECREASE) IN CASH	3,461,939	(1,362,094)
CASH, BEGINNING	3,286,916	2,235,123
CASH, ENDING	6,748,855	873,029

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	1,097,522	819,366	1,224,531		692,358		692,358
	1,097,522	819,366	1,224,531	0	692,358	0	692,358

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/
Name of Issuing Entity and Description of Investment	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Accrued from Investments Not Accounted for by the Equity Method
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,308					3,123,293	101,061,308	
Anglo Philippine Holdings Corp.	49,874,000	49,095,645					49,874,000	49,095,645	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144						357,144	
Lepanto Consolidated Mining Co.	99,279	15,852					99,279	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		204,092,302	0	0	0	0		204,092,302	0
less-allowance for decline in market value		143,482,648				(3,008,452)		140,474,196	
		60,609,654						63,618,106	
At equity:									
EDSA Properties Holdings Inc.	214,130,690	663,241,587	3,913,744	22,293	4,710,875	8,538	214,145,690	662,458,209	
Penta Capital Investment Corp.	1,600,000	163,151,978	1,562,884				1,600,000	164,714,862	
Penta Capital Holdings, Inc.	300,000	44,731,318	348,744				300,000	45,080,062	
		871,124,883	5,825,372	22,293	4,710,875	8,538		872,253,133	0
At cost:									
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
less-allowance for decline in market value		10,105,548				0		10,105,548	
		10,200,007	0	0	0	0		10,200,007	0
		941,934,544	5,825,372	22,293	4,710,875	8,538		946,071,246	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

Name of Affiliate	Beginning Balance	Ending Balance
United Paragon Mining Corporation	25,695,101	25,695,101
Vulcan Industrial and Mining Corporation	23,814,412	24,179,107
Fil-Energy Corporation	14,251,893	14,251,893
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118
Minoro Mining Corporation	1,031,278	1,031,278
Others	39,981	39,981
	70,446,783	70,811,478
Less-allowance for doubtful accounts	5,614,118	5,614,118
	64,832,665	65,197,360

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	584,049,242	629,705			584,678,947
Office condominium units and improvements	14,009,422				14,009,422
Office furniture, fixtures and equipment	9,926,868	174,950			10,101,818
Transportation equipment	5,252,131	783,175			6,035,306
	613,237,663	1,587,830	0	0	614,825,493

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	289,932,410	873,024			290,805,434
Office condominium units and improvements	12,072,469	175,118			12,247,587
Office furniture, fixtures and equipment	9,807,947	18,117			9,826,064
Transportation equipment	5,042,131	275,265			5,317,396
	316,854,957	1,341,524	0	0	318,196,481

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	837,971,417	2,604,910				840,576,327
less-Allowance for unrecoverable deferred oil explo costs	(37,522,868)					(37,522,868)
	800,448,549	2,604,910	0	0	0	803,053,458

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
United Coconut Planters Bank	38,180,845	3,683,627	34,497,218
Metropolitan Bank and Trust Company	69,987,965	69,987,965	0 *
Penta Capital Investment Corporation	45,000,000	45,000,000	0
	143,168,810	108,671,592	34,497,218

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P1.00 par value	1,550,000,000	1,482,071,663	52,872,354	0	4,461,168	1,530,482,849

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receivables									
1) Account with contract operator	23,211,037	11,770,246	9,630,264	1,810,526					
less allowance for doubtful accounts	0								
Net Trade Receivables	23,211,037	11,770,246	9,630,264	1,810,526	0	0	0	0	0
b) Non-trade receivables									
1) Account with officers and employees	692,358	183,128	280,452	228,777					
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	692,358	183,128	280,452	228,777	0	0	0	0	0
Net Receivables	23,903,395	11,953,374	9,910,717	2,039,304	0	0	0	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receivables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Account with officers and employees	other advances to officers and employees	

3. Summary of Significant Accounting Policies

Basis of Preparation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost basis, except for (a) crude oil inventory which is stated at market and (b) investments accounted for under the equity method, which included the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, revenues and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

<u>Changes in Accounting Policies</u>
On January 1, 2004, the Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS):

- SFAS 17/IAS 17, *Leases*, which resulted in the recognition of lease payments under noncancellable operating leases on a straight-line basis. Previously, lease payments under operating leases were expensed on the basis of the terms of the lease agreements. The adoption of SFAS 17/IAS 17 had no material impact on the Company's financial position and results of operations.

- SFAS 12/IAS 12, *Income Taxes*, which resulted in the Company's recognition of its share in the deferred income tax liability of an associate arising from the revaluation increment of the associate's land and land improvements. The change in policy was reflected in the financial statements on a retroactive basis. Investment in associates and share in associate's revaluation increment accounts decreased by ₱44.9 million and ₱45.2 million as of January 1, 2004 and 2003.

<u>New and Revised Accounting Standards Effective in 2005</u>
New and revised accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS), or Philippine Financial Reporting Standards (PFRS), respectively, will become effective in 2005. The Company will adopt the following relevant new standards effective January 1, 2005:

- PAS 19, *Employee Benefits*, will result in the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires the Company to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. The Company will update its actuarial valuations in 2005 to determine the impact of adopting PAS 19. Adoption of this standard is expected to result in the recognition of a liability and a charge against retained earnings representing the difference between the defined benefit obligation and the fair value of the plan assets, among others.

- PAS 21, *The Effects of Changes in Foreign Exchange Rates*, will result in the elimination of the capitalization of foreign exchange losses. The standard further requires the Company to determine its functional currency and measure its results of operations and financial position in that currency and translate these into Philippine pesos in accordance with procedures applied in the standard. Under PAS 21, the Company's functional currency is United States dollars. The change in the Company's functional currency from Philippine peso to US dollar is not expected to negatively affect the Company's stockholders' equity.

- PAS 32, *Financial Instruments: Disclosure and Presentation*, covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the Company, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the Company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Required disclosures and presentation, as applicable, will be included in the 2005 financial statements.

- PAS 39, *Financial Instruments: Recognition and Measurement*, establishes the accounting and reporting standards for recognizing, measuring, and disclosing information about the Company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the Company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

  PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. The Company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

  Adoption of PAS 39 is expected to have operational and financial statement impact to the Company which is not presently quantifiable. Volatility in the financial statements is anticipated because of the requirement to fair value most financial instruments, including derivative financial instruments, if any. The Company plans to undertake certain detailed activities in 2005, which include, among others, the following:

  1. Review of contracts for the purpose of identifying and, where required, bifurcating derivatives that are embedded in both financial and non-financial contracts;

  2. Development of a financial instruments policy that will cover accounting for financial instruments, to include the preparation of hedge accounting guidelines and requirements for derivatives that are designated and qualify as hedges;

  3. Evaluation of the proper classification of financial instruments, including determining whether a financial instrument should be accounted for as debt or equity; and

4. Assessment of required process and systems changes.

In 2005, the impact of adopting PAS 39 will be retroactively computed, as applicable, and adjusted to the January 1, 2005 retained earnings. Prior years' financial statements, as allowed by the SEC, will not be restated.

- PFRS 3, *Business Combination,* which will result in the cessation of the amortization of goodwill and a requirement for an annual test for goodwill impairment. Any resulting negative goodwill after performing reassessment will be credited to income. Moreover, pooling of interests in accounting for business combination will no longer be permitted.

The Company will also adopt in 2005 the following revised standards:

- PAS 1, *Presentation of Financial Statements,* provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or noncurrent; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments management has made in the process of applying the entity's accounting policies.

- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors,* removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omissions or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting errors.

- PAS 10, *Events After the Balance Sheet Date,* provides a limited clarification of the accounting for dividends declared after the balance sheet date.

- PAS 16, *Property, Plant and Equipment,* provides additional guidance and clarification on the recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The standard also provides that the cost of an item of property and equipment includes costs of dismantlement, removal or restoration, the obligation for which an entity incurs when it installs or uses the assets. Under the Company's service contract agreements, the Company may have a constructive obligation to plug the wells, platforms and other facilities at the end of their useful lives. If it is eventually determined that it is liable for such costs, adoption of PAS 16 would result in an increase in the net book value of wells, platforms and other facilities and recognition of the related dismantlement or restoration liability.

- PAS 17, *Leases,* provides a limited revision to clarify the classification of a lease of land and buildings and prohibits expensing of initial direct costs in the financial statements of the lessors.

- PAS 24, *Related Party Disclosures,* provides additional guidance and clarity in the scope of the standard, including the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

- PAS 28, *Investments in Associates*, reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 31, *Interests in Joint Ventures*, reduces the alternatives in accounting for interests in joint ventures in consolidated financial statements and in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements.

- PAS 33, *Earnings Per Share*, prescribes principles for the determination and presentation of earnings per share for entities with publicly traded shares, entities in the process of issuing ordinary shares to the public, and any entities that calculate and disclose earnings per share. The standard also provides additional guidance in computing earnings per share including the effects of mandatorily convertible instruments and contingently issuable shares, among others.

- PAS 36, *Impairment of Assets*, establishes frequency of impairment testing for certain intangibles and provides additional guidance on the measurement of an asset's value in use.

Except for PAS 16, the Company does not expect that the adoption of the above standards will have a material impact on the Company's financial statements. Additional disclosures required by the new standards will be included in the Company's financial statements, where applicable.

New Accounting Standard Effective 2006
The Company will adopt IFRS 6, *Exploration for and Evaluation of Mineral Properties*, starting January 1, 2006. Under the standard, companies are allowed to follow its existing accounting treatment for exploration and evaluation assets. However, the standard also requires that exploration and evaluation assets be classified to tangible (as property and equipment) and intangible assets according to their nature and treated as a separate class within the prescribed classification. IFRS 6 also provides for situations where an impairment test in accordance with PAS 36, *Impairment of Assets*, may be required.

Cash
Cash consists of cash on hand and in banks.

Receivables
Receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and any impairment in value. The initial cost of property and equipment other than wells, platforms and other facilities comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited or charged to income.

Marketable Securities

Investments in marketable securities, shown as part of the "Investments - net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recovery in market value, as long as this does not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and against unrealized losses on decline in market value of investments for noncurrent marketable securities.

Investments

Associates

The Company's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of the net assets of the associate, less any impairment in value. The statements of income reflect the Company's share of the results of operations of the associates. The Company's investments in associates include goodwill (net of accumulated amortization and impairment loss) on acquisition, which is treated in accordance with the policy for goodwill. Dividends received are deducted from the carrying value of the investment. The Company's share in the associates' net earnings or losses is adjusted for the amortization and impairment of the related goodwill.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2004	2003
PentaCapital Investments Corporation (PentaCapital)	40.00	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	13.21	15.00
EDSA Properties Holdings Inc. (EPHI)	5.08	9.02

Other investments

Other investments are valued at cost, net of allowance for any substantial and presumably permanent decline in value.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets of associates at the dates of acquisition. With respect to an investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is stated at cost less accumulated amortization and any impairment in value. Goodwill is amortized on a straight-line basis over its useful economic life of up to a presumed maximum of 20 years. Goodwill is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Assets

Property and equipment, investments, deferred oil exploration and development costs and other noncurrent assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Any impairment loss is recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for that asset in prior years.

Provisions

Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (c) a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

<u>Revenue</u>
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from petroleum operations is recognized as income at the time of production.

Interest
Interest income from bank deposits and advances to related companies is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividends
Dividend income is recognized when the right to receive the payment is established.

Rental income
Rental income is recognized when earned based on the lease terms.

<u>Borrowing Costs</u>
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

<u>Income Taxes</u>
Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax (MCIT) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Business Segments
For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

RECEIVED
2006 SEP -6 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number *38683*
File Number FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 August 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱186,213,761

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of July 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

July 31, 2005

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,966***
Number of Shareholders owning at least one (1) Board lot each	**3,461**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		**0.26 to 0.50**
Market Price as of July 31, 2005	**A**	**₱0.33**
	B	**0.34**
Shares per Board Lot		**10,000**

THE PHILODRILL CORPORATION
Directors / Officers and Stockholders Owning 5% or more
As of July 31, 2005

Name	Position	No. of Shares	Total Issued & Outstanding
Alfredo C. Ramos	Chairman & President/Director	107,074	0.007%
Francisco A. Navarro	EVP	0	0.000%
Reynaldo E. Nazarea	Treasurer/VP for Administration	0	0.000%
Nicasio I. Alcantara	Director	3,632,000	0.237%
Gerard H. Brimo	Director	224,250	0.015%
Walter W. Brown	Director	10,000	0.001%
Maximo G. Licauco III	Director	124,461	0.008%
Christopher M. Gotanco	Director	437,480	0.029%
Honorio A. Poblador III	Director	299,000	0.019%
Presentacion S. Ramos	Director	1,000	0.000%
Augusto B. Sunico	Director	16,511	0.001%
Adrian S. Arias	Corporate Secretary	652	0.000%
Stockholders Owning 5% or more			
PCD Nominee Corporation		363,977,829	23.713%
National Bookstore, Inc.		259,157,603	16.884%
Vulcan Industrial & Mining Corp.		205,876,535	13.413%
Philex Mining Corporation		174,403,750	11.362%
		1,008,268,145	**65.688%**

Total Issued & Outstanding shares	**1,534,944,016**
Total No. of STH as July 31, 2005	**10,966**
No. of STH owning one board lot (Board lot 10,000)	**3,461**

SEC Number ***38683***
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 September 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱186,213,761

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of August 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

August 31, 2005

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	10,959*
Number of Shareholders owning at least one (1) Board lot each	3,447

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		0.26 to 0.50
Market Price as of August 31, 2005	A	₱0.39
	B	0.40
Shares per Board Lot		10,000

SEC Number 38683
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

____
Amendment Designation (If applicable)

____
Period Ended Date

____
(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 October 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱183,699,370

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of September 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

September 30, 2005

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,954***
Number of Shareholders owning at least one (1) Board lot each	**3,439**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		**0.26 to 0.50**
Market Price as of Sept. 30, 2005	**A**	**₱0.43**
	B	**0.42**
Shares per Board Lot		**10,000**

SEC Number <u>*38683*</u>
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 November 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱183,699,370

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of October 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

October 28, 2005

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,951***
Number of Shareholders owning at least one (1) Board lot each	**3,436**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		**0.26 to 0.50**
Market Price as of Sept. 30, 2005	**A**	**₱0.43**
	B	**0.40**
Shares per Board Lot		**10,000**

SEC Number ***38683***
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 December 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱114,790,585

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of November 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

November 30, 2005

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,941***
Number of Shareholders owning at least one (1) Board lot each	**3,427**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)	**0.26 to 0.50**	
Market Price as of Sept. 30, 2005	**A**	**₱0.38**
	B	**0.38**
Shares per Board Lot		**10,000**

SEC Number <u>*38683*</u>
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

____
Amendment Designation (If applicable)

____
Period Ended Date

____
(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 January 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱113,238,571

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

December 31, 2005

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,933***
Number of Shareholders owning at least one (1) Board lot each	**3,418**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		**0.26 to 0.50**
Market Price as of Dec. 29, 2005	**A**	**₱0.34**
	B	**0.39**
Shares per Board Lot		**10,000**

SEC Number *38683*
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 February 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱113,238,571

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of January 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

January 31, 2006

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,919***
Number of Shareholders owning at least one (1) Board lot each	**3,405**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		**0.26 to 0.50**
Market Price as of Jan. 31, 2006	**A**	**₱0.47**
	B	**0.48**
Shares per Board Lot		**10,000**

SEC Number *38683*
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 March 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱112,470,652

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of February 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

February 28, 2006

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,888***
Number of Shareholders owning at least one (1) Board lot each	**3,378**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		**0.26 to 0.50**
Market Price as of Feb. 28, 2006	**A**	**₱0.45**
	B	**0.48**
Shares per Board Lot		**10,000**

SEC Number <u>38683</u>
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 April 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱125,896,999.64

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

March 31, 2006

Number of Issued and Outstanding Shares	1,534,944,016
Number of Stockholders	10,876*
Number of Shareholders owning at least one (1) Board lot each	3,364

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		0.51 to 1.00
Market Price as of March 31, 2006	A	₱0.51
	B	0.56
Shares per Board Lot		10,000

SEC Number 38683
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 May 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱111,760,769.59

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of April 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

April 30, 2006

Number of Issued and Outstanding Shares	**1,534,944,016**
Number of Stockholders	**10,862***
Number of Shareholders owning at least one (1) Board lot each	**3,340**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		**0.51 to 1.00**
Market Price as of April 30, 2006	**A**	**₱0.90**
	B	**0.93**
Shares per Board Lot		**10,000**

SEC Number *38683*
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 June 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱111,351,707.15

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of May 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

May 31, 2006

Number of Issued and Outstanding Shares	**1,494,231,459**
Number of Stockholders	**10,752***
Number of Shareholders owning at least one (1) Board lot each	**8,001**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)		**1.02 to 2.50**
Market Price as of May 31, 2006	**A**	**₱ 1.24**
	B	**1.26**
Shares per Board Lot		**1,000**

SEC Number *38683*
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 July 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱110,979,058.21

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of June 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

June 30, 2006

Number of Issued and Outstanding Shares	**1,494,231,459**
Number of Stockholders	**10,728***
Number of Shareholders owning at least one (1) Board lot each	**7,953**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		**1.02 to 2.50**
Market Price as of June 30, 2006	**A**	**₱ 1.22**
	B	**1.24**
Shares per Board Lot		**1,000**

SEC Number 38683
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **3 August 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱110,692,667.53

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of July 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

July 31, 2006

Number of Issued and Outstanding Shares	**1,494,231,459**
Number of Stockholders	**10,710***
Number of Shareholders owning at least one (1) Board lot each	**7,927**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each		
Price Range (per PSE)		**1.02 to 2.50**
Market Price as of July 31, 2006	**A**	**₱ 1.28**
	B	**1.28**
Shares per Board Lot		**1,000**

RECEIVED
2006 SEP -6 P 2:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Number *38683*
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **16 August 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱185,180,690

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Further to our disclosure letter dated 30 May 2005, please be advised that we have received approval of the Deed of Assignment in Service Contract No. 14-Block C, Galoc Block, Northwest Palawan from the Department of Energy.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

RECEIVED

2006 SEP -6 P 3:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number **38683**
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **12 September 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱185,180,690

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that Francisca D. Ricarte has been appointed Internal Auditor of the Company. Her appointment will be submitted for approval at the Regular Meeting of the Board of Directors on 28 September, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number **38683**
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **28 September 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱185,180,690

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that the board of directors in its regular meeting today confirmed the appointment of Ms. Francisca D. Ricarte as the Company's Internal Auditor.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number ***38683***
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **10 January 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱113,238,571

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Attached is the certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

CERTIFICATION

Pursuant to the provisions of our Corporate Governance Manual required under Securities and Exchange Commission Memorandum Circular No. 2 dated April 05, 2002, I hereby certify that:

1. Compliance with SEC Memorandum Circular No. 2 dated April 5, 2002, as well as all relevant Circulars on Corporate Governance have been monitored;

2. The Philodrill Corporation, its directors, officers and employees complied with all the leading practices and principles on good corporate governance as embodied in the company's Manual;

3. The Philodrill Corporation also complied with the appropriate performance self-rating assessment and performance evaluation system to determine and measure compliance with the Manual;

4. There are no major deviations from the adopted Manual on Corporate Governance; and,

5. All members of the Board of Directors, as well as Senior Management officers, completed and were duly certified to have attended a 2-day special seminar on Corporate Governance.

ADRIAN S. ARIAS
Corporate Secretary

JAN 10 2006

SUBSCRIBED AND SWORN to before me this ____ day of January 2006 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 09771415 issued on January 4, 2006 at Mandaluyong City.

Doc. No. 67;
Page No. 17;
Book No. IV;
Series of 2006.

JOEL G. GORDOLA
NOTARY PUBLIC
UNTIL DEC. 31, 2006

SEC Number **38683**
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **18 January 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱113,238,571

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of The Philodrill Corporation (the "Company") held today, 18 January 2006, the Board accepted the resignation of Mr. Gerard H. Brimo, as director of the Company.

To fill up the vacancy, the Board still constituting a quorum and upon nomination duly made and seconded, unanimously elected Adrian S. Ramos as the new director of the Company, to serve the expired term of Mr. Brimo until the next election of directors at the Annual Stockholders' Meeting of the Company to be held in June, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

RECEIVED

2006 SEP -4 P 2:28

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Number ***38683***
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **2 February 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱113,236,871

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Further to our SEC Form 17-C dated 18 January 2006, please be advised that there was no reason cited in the resignation letter of Mr. Gerard H. Brimo.

For the past five (5) years, Mr. Ramos has worked as an Instructor at a business school, Operations Manager for a major book retailer, and Business Analyst for McKinsey & Company. After obtaining his Masters in Business Administration from Northwestern University in 2005, Mr. Ramos is currently working in various management capacities and serving as a director to companies engaged in investment holdings, securities and water infrastructure.

Attached is a copy of the material distributed to the members of the Nomination Committee and the Board of Directors relating to Mr. Ramos's background and experience.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

CANDIDATE FOR ELECTION AS DIRECTOR

(A) Candid... ate for Election as Director

(1) Iden... tity, name and age of candidate for election as Director

Name	Age	Current Position	Period of service as such From	To
...ian S. Ramos	27	N.A.	N.A.	N.A.

...ted in the Annual Meeting of Stockholders have a term of office of one (1) ...e as such until their successors are elected and qualified in the next ...nual Meeting of Stockholders. However, a director who is elected to fill in ...g in the Board shall only serve the unexpired portion of his predecessor.

...ess Experience During the Past Five (5) Years of Candidate for Director

Mr. Adrian S. Ramos is nominated for election as Director of the Company to fill in a vacancy arising in the Company's Board of Directors. As such, his election as director will be effective from the date of his election up to the next Annual Meeting of Stockholders scheduled sometime in June 2006.

For the past five (5) years, Mr. Ramos has worked as an Instructor at a business school, Operations Manager for a major book retailer, and Business Analyst for McKinsey & Company. After obtaining his Masters in Business Administration from Northweste... University in 2005, Mr. Ramos is currently working in various management capaci... and serving as a director to companies engaged in investment holdings, securities ... water infrastructure.

Candidate for Director with directorship(s) held in other reporting companies

Adrian S. Ramos	*Alakor Securities Corporation*

(3) **Family Relationships**

Mr. Adrian S. Ramos, candidate for election as director of the Company, is the... Alfredo C. Ramos, Chairman of the Board, and Mrs. Presentacion S. Ramo... the Company. He is also the nephew of Atty. Augusto B. Sunico and Mr... Licauco III, both directors of the Company.

CANDIDATE FOR ELECTION AS DIRECTOR

(A) Candidate for Election as Director

(1) Identity, name and age of candidate for election as Director

Name	Age	Current Position	Period of service as such From	To
Adrian S. Ramos	27	N.A.	N.A.	N.A.

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders. However, a director who is elected to fill in a vacancy arising in the Board shall only serve the unexpired portion of his predecessor.

Business Experience During the Past Five (5) Years of Candidate for Director

Mr. Adrian S. Ramos is nominated for election as Director of the Company to fill in a vacancy arising in the Company's Board of Directors. As such, his election as director will be effective from the date of his election up to the next Annual Meeting of Stockholders scheduled sometime in June 2006.

For the past five (5) years, Mr. Ramos has worked as an Instructor at a business school, Operations Manager for a major book retailer, and Business Analyst for McKinsey & Company. After obtaining his Masters in Business Administration from Northwestern University in 2005, Mr. Ramos is currently working in various management capacities and serving as a director to companies engaged in investment holdings, securities and water infrastructure.

Candidate for Director with directorship(s) held in other reporting companies

Adrian S. Ramos	*Alakor Securities Corporation*

(3) Family Relationships

Mr. Adrian S. Ramos, candidate for election as director of the Company, is the son of Mr. Alfredo C. Ramos, Chairman of the Board, and Mrs. Presentacion S. Ramos, director of the Company. He is also the nephew of Atty. Augusto B. Sunico and Mr. Maximo G. Licauco III, both directors of the Company.

(4) Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which the person nominated to become a director of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of the person nominated to become a director; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities of the person nominated to become a director of the Company; and, (4) judgment against the person nominated to become a director of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which the nominee for election as director, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

(C) Security Ownership of Candidates for Independent Directors

The candidate for director own the following number of voting shares as of 31 December 2005:

Title of Class	Name of beneficial owner	Amount or nature of Beneficial ownership	Percent Of class
Total A & B	Adrian S. Ramos	126,585	0.0082%

As of 31December 2005, the aggregate number of shares owned by the candidate for election as director is 126,585 shares, or approximately 0.0082% of the Company's outstanding capital stock.

Voting Trust Holders of 5% or More

The candidate for election as director does not hold more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

The election of the candidate director will not result in a change in control of the Company. NO change in the membership of the Company's Board of Directors has occurred since the last Annual Meeting of Stockholders held last 29 June 2005.

REPUBLIC OF THE PHILIPPINES
SECURITIES & EXCHANGE COMMISSION
SEC Bldg. EDSA, Greenhills, Mandaluyong City 1554
CORPORATION FINANCE DEPARTMENT
Tel. Nos: 725-85-08; 726-22-64 Telefax: 727-51-03
Website: http://www.sec.gov.ph

January 20, 2006

MR. ADRIAN S. ARIAS
Corporate Secretary
The Philodrill Corporation
8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City

Dear Mr. Arias

This refers to the company's Current Report (SEC Form 17-C) which was filed with the Commission on January 19, 2006 disclosing the resignation of Mr. Gerard H. Brimo as member of the Board of Directors of the company.

A review of said report showed that it failed to indicate the reason/s for the resignation of Mr. Brimo and to disclose the qualifications and business experience for the past five years of Mr. Adrian S. Ramos.

In this regard, the company is directed to submit a duly accomplished SEC Form 17-C within five (5) days from receipt of this letter.

Very truly yours,

JUSTINA F. CALLANGAN
Director

RECEIVED

2006 SEP -6 P 2:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Number ***38683***
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **15 February 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱113,238,571

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") held today, 15 February 2006, the Board has approved the scheduling of the ***Company's Annual Stockholders' Meeting ("ASM") on 21 June 2006, Wednesday, 3:00 p.m..*** By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and to vote at said Meeting, is ***14 April 2006***.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number ____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

____
Amendment Designation (If applicable)

____
Period Ended Date

____
(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **16 March 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱ 112,470,652

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith a certification on the Company's Petroleum Service Contracts with the Department of Energy (DOE).

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

Republic of the Philippines
DEPARTMENT OF ENERGY

CERTIFICATION

TO WHOM IT MAY CONCERN:

This is to certify that The Philodrill Corporation, a company organized and existing under the laws of the Republic of the Philippines, is a member of the following valid and subsisting petroleum Service Contracts (SC), either in its capacity as operator or consortium member:

SC 6 (Cadlao Production Block)	Carried Interest Party
SC 6A (Octon Block)	Operator
SC 6B (Bonita Block)	Operator
SC 14A (Nido Block)	Operator
SC 14B (Matinloc Block)	Operator
SC 14B-1 (North Matinloc)	Operator
SC 14C-1 (Galoc)	Consortium Member
SC 14C-2 (West Linapacan)	Operator
SC 14D (Retention Block)	Operator
SC 14 (Tara Block)	Consortium Member
SC 41 (Sulu Sea)	Consortium Member
SC 53 (Onshore Mindoro)	Consortium Member

This certification is being issued to The Philodrill Corporation for whatever legal purpose it may serve.

March 3, 2006, Fort Bonifacio, Taguig City, Metro Manila.

RAMON ALLAN V. OCA
Officer-In-Charge
Energy Resource Development Bureau

IUO:TMC:ECD:mag
dd71
certification-philodrill

RECEIVED
2006 SEP -6 P 3:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Number ***38683***
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **22 March 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱112,470,652

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of The Philodrill Corporation (the "Company") held today, 22 March 2006, the Board:

1. Accepted the resignation of Mr. Maximo G. Licauco III, as director of the Company. No reason was cited in his resignation letter.

To fill up the vacancy, the Board still constituting a quorum and upon nomination duly made and seconded, unanimously elected Francisco A. Navarro as the new director of the Company, to serve the unexpired term of Mr. Licauco until the next election of directors at the Annual Stockholders' Meeting of the Company to be held on 21 June, 2006.

Attached is a copy of the material distributed to the members of the Nomination Committee and the Board of Directors relating to Mr. Navarro's background and experience.

2. Approved certain resolutions: (a) to change the par value of the Company's shares from ₱1.00/share to ₱0.01/share; and (b) to submit such change in the par value of the Company's shares to stockholders for approval at the next stockholders' meeting on 21 June 2006.

3. Approved certain resolutions: (a) to declassify the Company's shares from Class "A" shares (available to Philippine nationals) and Class "B" shares (available to foreign nationals) to Common shares (available to any investor regardless of nationality); and, (b) to submit such declassification of the Company's shares to the stockholders for approval at the next stockholders' meeting on 21 June 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

16 March 2006

THE NOMINATION COMMITTEE

Mr. Nicasio I. Alcantara
Mr. Alfredo C. Ramos
Dr. Walter W. Brown 3/17
Mr. Reynaldo E. Nazarea (non-voting) 03/17

Baguion, A. B Jr
08/17/06

Gentlemen:

In view of the resignation of Mr. Maximo G. Licauco III as director of The Philodrill Corporation (the "Company"), a vacancy has arisen in the Company's Board of Directors. Mr. Francisco A. Navarro has been nominated by the Chairman of the Board, Mr. Alfredo C. Ramos, to serve as a director of the Company for the unexpired term of Mr. Licauco III, or until the next Annual Meeting of Stockholders in June 2006.

Attached please find the information required by the SEC to be furnished to each member of the Nomination Committee, conformably with our Code of Corporate Governance.

The nomination and election of Mr. Francisco A. Navarro as director of the Company shall be taken up at the next Regular Meeting of the Board of Directors scheduled on 22 March 2006 at 12:30 p.m.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Ba

CANDIDATE FOR ELECTION AS DIRECTOR

(A) Candidate for Election as Director

(1) Identity, name and age of candidate for election as Director

Name	Age	Current Position	Period of service as such From	To
Francisco A. Navarro	62	EVP	May 2005	Present

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders. However, a director who is elected to fill in a vacancy arising in the Board shall only serve the unexpired portion of his predecessor.

Business Experience During the Past Five (5) Years of Candidate for Director

Mr. Francisco A. Navarro is nominated for election as Director of the Company to fill in a vacancy arising in the Company's Board of Directors. As such, his election as director will be effective from the date of his election up to the next Annual Meeting of Stockholders scheduled sometime on June 21, 2006.

For the past five (5) years, Mr. Navarro has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Candidate for Director with directorship(s) held in other reporting companies

Francisco A. Navarro	Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation

(3) **Family Relationships**

N.A.

(4) **Involvement in Certain Legal Proceedings**

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which the person nominated to become a director of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceedings, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of the person nominated to become a director; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities of the person nominated to become a director of the Company; and (4) judgment against the person nominated to become a director of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self- regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There has been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which the nominee for election as director, or any member of the immediate family (including spouse, parent, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

(C) **Security Ownership of Candidates for Independent Directors**

The candidate for director owns the following number of voting shares as of 31 December 2005.

Title of Class	Name of beneficial owner	Amount or nature of Beneficial ownership (indirect)	Percent of class
Total A& B	Francisco A. Navarro	2,053	0.0001%

As of 31 December 2005, the aggregate number of shares owned by the candidate for election as director is 2,053 shares, or approximately 0.0001% of the Company's outstanding capital Stock.

Voting Trust Holders of 5% or More

The candidate for election as director does not hold more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

The election of the candidate director will not result in a change in control of the Company. NO change in the membership of the Company's Board of Directors has occurred since the last annual Meeting of Stockholders held last 29 June 2005.

SEC Number 38683
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **20 April 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱125,896,999.64

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith one (1) pc. CD-ROM List of Stockholders as of April 14, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number ***38683***
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **27 April 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱125,896,999.64

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that the ***Company's Annual Stockholders' Meeting ("ASM") on 21 June 2006, Wednesday, will be held at the Banahaw Ballroom, The Legend Villas, 60 Pioneer St., Mandaluyong City from 3 – 5 p.m.***

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

_____
Amendment Designation (If applicable)

_____
Period Ended Date

_____
(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **09 May 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱111,760,769.59

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation (the "Company") and Vulcan Industrial & Mining Corp. (VIMC) have entered into a Deed of Absolute Assignment under which VIMC assigned 40,712,557 Philodrill shares in favor of the Company in settlement of VIMC's obligations to the Company worth P40,712,557.00.

The foregoing disclosure is being made in accordance with the rules and regulations of the Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **22 May 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱111,760,769.59

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that, due to the delay in finalizing the 2005 audited financial statement of The Philodrill Corporation (the "Company'), a proposal to postpone the 2006 Annual Stockholders Meeting (the "meeting") of the Company from 21 June 2006 to **26 July 2006** will be submitted to the Board of Directors of the Company at its next regular meeting on 31 May 2006.

In the event that the above proposal is approved by the Board of Directors, the required formal notice of postponement of the meeting and the necessary disclosures will be submitted on or immediately after 31 May 2006.

The foregoing disclosure is being made in accordance with the rules and regulations of the Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

REYNALDO E. NAZAREA
Treasurer – VP Admin

SEC Number *38683*
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

____
Amendment Designation (If applicable)

____
Period Ended Date

____
(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **31 May 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱111,760,769.59

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") held today, 31 May 2006, the Board has approved the re-scheduling of the ***Company's Annual Stockholders' Meeting ("ASM") from 21 June 2006 to 26 July 2006, Wednesday, 3:00 p.m.***.

The foregoing disclosure is being made in accordance with the rules and regulations of the Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

RECEIVED

2004 SEP -4 ...

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number *38683*
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **31 May 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱111,760,769.59

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") held today, 31 May 2006, the Board has approved the re-scheduling of the **Company's Annual Stockholders' Meeting** ("ASM") from **21 June 2006** to **26 July 2006, Wednesday, 3:00 p.m.**

The foregoing disclosure is being made in accordance with the rules and regulations of the Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 21 JUL 2006 day of June, 2006 , affiant exhibiting his Com. Tax Cert. No. 09771415 issued on January 4, 2006 at Mandaluyong City.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC 31, 2007
PTR NO 0806937
ISSUED ON 1-2-06
MANDALUYONG CITY

Doc. No. 129;
Page N0. 87;
Book No. 94;
Series of 2006.

PHILODRILL
Rec'd. by:
NO. 4326

'06 JUN 19 P1:49

REPUBLIC OF THE PHILIPPINES
Department of Finance
SECURITIES & EXCHANGE COMMISSION
SEC Bldg. EDSA, Greenhills, Mandaluyong City 1554
CORPORATION FINANCE DEPARTMENT
Tel. Nos: 725-85-08; 726-22-64 Telefax: 727-51-03
Website: http://www.sec.gov.ph

By fax and mail

June 7, 2006

MR. ADRIAN S. ~~CELIS~~ ARIAS
Corporate Secretary
THE PHILODRILL CORPORATION
8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City

Dear Mr. ~~Celis~~ ARIAS:

This refers to the company's current report (SEC Form 17-C) filed on May 31, 2006, disclosing the postponement of the company's annual stockholders' meeting scheduled on June 21, 2006.

Please be advised that the said report should be signed under oath by the President or Corporate Secretary as required under par. 11 of SRC Rule 20.

In this regard, the company is directed file a duly signed and notarized report within five (5) days from receipt of this letter.

Very truly yours,

JUSTINA F. CALLANGAN
Director

SEC Number *38683*
File Number ____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **13 June 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱111,351,707.15

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation has agreed to sell 107 million shares of stock of EDSA Properties Holdings, Inc. (EPHI) to Anglo Philippine Holdings Corporation at P1.00/share.

Subject to approval by the Philippine Stock Exchange, the special block sale of EPHI shares will be transacted on 15 June 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **15 June 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱111,351,707.15

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Further to our letter disclosure dated 13 June 2006, please be advised that the 107,072,871 shares of EDSA Properties Holdings, Inc. (EPHI) that The Philodrill Corporation has agreed to sell to Anglo Philippine Holdings Corporation at P1.00/share will be transacted in two (2) tranches: 50,000,000 EPHI shares on 15 June 2006 and 57,072,871 EPHI shares on or before 30 June 2006, subject to approval by the Philippine Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number ____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **15 June 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office / Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱111,351,707.15

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Subject to approval by the Department of Energy, The Philodrill Corporation has assigned the following participating interests in Service Contract No. 53, Onshore Mindoro Block to the following parties:

Assignee	Interest
Anglo Philippine Holdings Corporation	Five Percent (5%)
Basic Consolidated, Inc.	Three Percent (3%)

The Philodrill Corporation retains a Twenty Two Percent (22%) participating interest in Service contract 53.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **21 June 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱111,351,707.15

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Further to our disclosure letters dated 13 and 15 June 2006, please be advised that the 2nd tranche of 57,072,871 shares of EDSA Properties Holdings, Inc. (EPHI) (to complete the 107,072,871 EPHI shares that The Philodrill Corporation agreed to sell to Anglo Philippine Holdings Corporation at P1.00/share) will be transacted on 23 June 2006, subject to approval by the Philippine Stock Exchange. The 1st tranche of 50,000,000 EPHI shares was transacted last 15 June 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

FILE NO. 82-2579

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

CENTRAL RECEIVING UNIT

'06 JUN 22 P2:54

22 June 2006

Corporate Finance Department
Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

Attention : **Atty. Justina F. Callangan**
Director

Subject : **Complaint filed on behalf of Ms. Carmen and Nicole Guerzon**

Gentlemen:

In compliance with your letter dated 06 June 2006, which we received last 19 June 2006, directing us to submit our written comment on the letter-complaint filed by Atty. Caesar A. Guerzon on behalf of his clients, Ms. Carmen Guerzon and Ms. Nicole Guerzon, we respond as follows:

1. There are no stockholders named Carmen Guerzon and Nicole Guerzon registered in our stock registry.

   1.1. There were no stockholders named "Carmen Guerzon" and "Nicole Guerzon" registered in the List of Stockholders entitled to subscribe to our 1994 stock rights offering.

   1.2. There were no stockholders named "Carmen Guerzon" and "Nicole Guerzon" who subscribed to our 1994 stock rights offering.

   1.3. The Company never received any subscription payments from stockholders named "Carmen Guerzon" and "Nicole Guerzon" for any of their alleged shareholdings in the Company (25 million Class A shares, 95 million Class B shares, and stock rights to 9,090,909 Class A shares and 34,545,453 Class B shares).

2. We confirm that the Company conducted a sale of delinquent subscriptions on 31 October 2001, the antecedent circumstances of which are as follows:

2.1. On 21 June 2000, the Board of Directors issued a call for payment of all unpaid 1994 stock rights subscription to the extent of 20% of the subscription amount thereof - the first 10% of which was payable on 31 July 2000 and the second 10% was payable on 31 August 2000. The 20% subscription call was intended to effect an aggregate 80% payment on outstanding 1994 stock rights subscription.

Notices of the subscription call were sent to all stockholders concerned, published in newspapers of general circulation, and duly disclosed and advised to the SEC.

2.2. Due to economic conditions at that time and in response to requests from stockholders, the Board extended the payment deadline of the subscription call to 28 May 2001 without imposition of interest charges. However, failure to pay on or before 28 May 2001 will render the entire balance on all unpaid subscriptions due and payable and subject to a 12% interest charge per annum. Lastly, failure to pay any outstanding 1994 stock rights subscription on or before the lapse of 30 days from 28 May 2001 shall render the entire subscription delinquent and subject to sale as provided in Section 68 of the Corporation Code.

Again, appropriate notices containing the above were sent to all stockholders concerned, published in newspapers of general circulation, and duly advised and disclosed to the SEC.

2.3. On 26 September 2001, after the lapse of the 30-day period from 28 May 2001, the Board authorized the sale of all delinquent 1994 stock rights subscription in accordance with the provisions of, and pursuant to the procedures outlined in, Sec. 68 of the Corporation Code, to be held on 31 October 2001.

Again, appropriate notices containing the above were sent to all stockholders concerned, published in newspapers of general circulation, and duly advised and disclosed to the SEC.

2.4. As duly reported to the SEC, the public auction sale of delinquent 1994 stock rights subscription was held on 31 October 2001, in accordance with the notices sent and published for the purpose.

At the time of the sale, the par value of the Company's A and B shares was P1.00/share (since the Company changed its par value in 1998) and the market price thereof was P0.20/share. These figures would correspond to a P0.01 par value and P0.002 market price figures in 1994.

Owing to the depressed market conditions at that time and the prevailing market price of the Company's shares, there were no bidders during the public auction and all delinquent stocks were thereupon sold in favor of the Company at P0.20/share and credited as fully paid in the books of the Company and classified as treasury shares.

2.5. All of the above incidents relating to the Company's subscription calls and public auction sale of delinquent stock rights subscriptions are matters of public record which may be accessed and verified with the SEC.

3. We believe that the only way Carmen Guerzon and Nicole Guerzon could have been ***indirect*** stockholders of the Company is if their shareholdings were held in their behalf by a stockbroker and, as such, that stockbroker will appear in our books as the stockholder of record. Needless to say, it is the responsibility of stockbrokers to keep their clients informed and make any payments, if and when required, in behalf of their clients.

4. Finally, the Company's Executive Vice President, Mr. Francisco A. Navarro, has never been the Company's Corporate Secretary. Since 1992, the undersigned has always been the Company's Corporate Secretary.

We trust that we have sufficiently made our position clear on the foregoing matter. Should you have any further questions and/or clarifications, please do not hesitate to contact us.

Very truly yours,

Adrian S. Arias
Corporate Secretary

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC BLDG. EDSA, GREENHILLS, MANDALUYONG CITY, METRO MANILA

CORPORATION FINANCE DEPARTMENT

June 6, 2006

THE PHILODRILL CORPORATION
8th-9th Floor Quad Alpha Centrum
No. 125 Pioneer Street
Mandaluyong City

Re : Complaint filed on behalf of Ms. Carmen and Nicole Guerzon

GENTLEMEN:

This refers to the letter-complaint dated May 12, 2006 filed with the Commission by Atty. Caesar A. Guerzon on behalf of his clients, Ms. Carmen Guerzon and Ms. Nicole Guerzon, owners of a total of 25,000,000 Philodrill A shares and 95,000,000 Philodrill B shares.

Specifically, it is alleged that your Corporate Secretary, Mr. Francisco Navarro, refused to grant any right to Atty. Guerzon's clients after they had already paid Php261,818.15 representing 60% of the cost of the stock rights of your company. It is further stated that the said stock rights purchased by his clients were later sold at a public auction at a hugely discounted price with the company as the sole bidder.

In view thereof, the company is hereby directed to submit its written comment to the attached letter-complaint within five (5) days from receipt hereof.

Failure of the company to submit its comment shall constrain the Commission to resolve the matter on the basis of applicable rules.

Very truly yours,

JUSTINA F. CALLANGAN
Director

BA

May 12, 2006

SEC HRAD
MAY 16 2006
CENTRAL RECEIVING AND RECORDS DIVISION
By:

ATTY. JUSTINA CALLANGAN
Director
Corporation Finance Department
Securities & Exchange Commission
EDSA Greenhills, San Juan, M.M.

CFD

Subject: Stock rights declared by
The Philodrill Corporation
Dated Nov. 11, 1994

Dear Director Callangan,

I write in behalf of my clients, Ms. Ma. Carmen Guerzon and Ms. Nicole Guerzon, who owned a total of 25,000,000 Philodrill A shares and 95,000,000 Philodrill B shares in 1994. Philodrill declared stock rights to its stockholders in 1994 equivalent to 4 shares for every 11 shares held, and my clients were entitled to a total of 9,090,909 Philodrill A shares and 34,545,453 Philodrill B shares. From Feb. 3, 1995 up to Oct. 30, 1998, my clients paid a total of **Php261, 818.15** representing 60% of the cost of the stock rights. The balance of 40% has not been paid and they were just informed that their stock rights have been sold at public auction where the only sole bidder was the company, Philodrill Corporation. It should be noted that the buyer bought the shares at a huge discount of at least 60%.

The assistance of your good office is sought because of the unjust and unfair treatment of the Corporate Secretary of Philodrill Corporation, Mr. Francisco Navarro, who refused to grant my clients any right despite the payment of Php261, 818.15 representing 60% of the cost of the stock rights.

Thank you for your kind assistance.

Very truly yours,

ATTY. CAESAR A. GUERZON
2701 PSE Centre, East Tower
Exchange Road, Ortigas Center,
Pasig City
Tel # 635-5735

Atty Jonel,

[illegible]

Thanks,

Atty [illegible]
6/5/06

rec'd
6/6/06

SEC Number 38683
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **26 June 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱111,351,707.15

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We refer to your letter dated 23 June 2006, requesting us to confirm the veracity of the information contained in the news article, "*Philodrill to Focus on Oil Exploration*", which came out in the 23 June 2006 issue of Business World, the relevant portions of which you quoted as follows"

> *"Listed oil exploration firm The Philodrill Corp. plans to sell its 40% stake in an investment house in order to focus on various petroleum projects in the country.*
>
> *"Philodrill President Alfredo C. Ramos said the company is thinking of giving up its interest in Penta Capital Investment Corp. to concentrate on its core business, and to take advantage of the high oil prices.*
>
> *"If [the possible sale of Penta Capital] is something we're thinking about. But we need to focus on oil exploration because [the] price of oil is so high, Mr. Ramos told reporters.*
>
> *"Oil exploration is very expensive so if it's necessary to sell some of the other assets to fund the exploration we will see, he added.*
>
> *"Mr. Ramos said proceeds from the possible sale of the company's stake in Penta Capital will be used for, among others, the exploration of and oil production from its Octon field in Norhtern Palawan.*
>
> *x x x"*

In reply, please be advised as follows:

1. The Philodrill Corporation (the "Company") has always been focused on oil exploration as its core business and has always been known and classified as an oil company in the stock exchange.
2. As a prudent manager of an oil exploration company, it has always been the policy of the Company to prioritize funding for its core business either through external credit sources or by generating internal liquidity from operations or, *if necessary*, from the disposition of non-core assets. As Mr. Ramos said, the Company can consider the latter possibility *only if it becomes necessary* to support the Company's main business. As of this writing, the Company has not formally made such determination insofar as Penta Capital Investment Corporation is concerned.
3. With the current uptrend in oil prices, it is the Company's intent to take advantage of the current strong interest in oil exploration by ensuring

funding to enable the Company to participate in economically viable oil exploration projects. This will ensure enhancement of shareholder value which has always been the Company's paramount objective in all its plans and undertakings

We hope that we have clarified the foregoing matter. Should you have any further questions and/or clarifications, please do not hesitate to contract us.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

CENTRAL RECORDS UNIT
Received
JUL 19 P3:21

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **19 July 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱110,979,058.21

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation has agreed to sell another 107,072,871 shares of EDSA Properties Holdings, Inc. (EPHI) to Anglo Philippine Holdings Corporation at P1.00/share.

Subject to approval by the Philippine Stock Exchange, the sale will be transacted in two (2) tranches: 50,000,000 EPHI shares and 57,072,871 EPHI shares on or before 31 July 2006.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **26 July 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱110,979,058.21

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") held today, 26 July 2006, 3:00 p.m. at the Banahaw Ballroom, The Legend Villas, 60 Pioneer Street, Mandaluyong City, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2007:

ALFREDO C. RAMOS	WALTER W. BROWN
PRESENTACION S. RAMOS	ADRIAN S. RAMOS
AUGUSTO B. SUNICO	NICASIO I. ALCANTARA*
FRANCISCO A. NAVARRO	HONORIO A. POBLADOR III*
CHRISTOPHER M. GOTANCO	

Messrs. Alcantara and Poblador are the Company's Independent Directors

Please be further advised that the following amendments to the Company's Articles of Incorporation and By-Laws were approved by stockholders representing at least 2/3 of the Company's outstanding capital stock:

1) Amendment of the Articles of Incorporation to reflect the change in par value from P1.00 to P0.01 per share;
2) Amendment of the Articles of Incorporation to declassify the Company's shares to common shares; and
3) Amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the requirements for nomination and election of Independent Directors.

At the Organizational Meeting of the Board of Directors of the Company held on 26 July 2006 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
FRANCISCO A. NAVARRO	Executive Vice President
REYNALDO E. NAZAREA	Treasurer and Vice President for Administration
ALESSANDRO O. SALES	Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

Nomination Committee

Members : NICASIO I. ALCANTARA, Independent Director, Chairman
ALFREDO C. RAMOS, Director, Member
WALTER W. BROWN, Director, Member
REYNALDO E. NAZAREA – Treasurer and Vice President for Administration, Non-voting Member

Compensation & Remuneration Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
WALTER W. BROWN, Director, Member
AUGUSTO B. SUNICO, Director, Member

Audit Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
NICASIO I. ALCANTARA, Independent Director, Member
WALTER W. BROWN, Director, Member
ADRIAN S. RAMOS, Director, Member

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance : ADRIAN S. ARIAS

Internal Auditor : VIOLETA B. DE LEON

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

CENTRAL RECEIVING UNIT
Received by ____ 8

'06 AUG -7 P2:44

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **7 August 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	891,842,577
Class "B"	602,388,882
Total	1,494,231,459
Loans Payable	₱110,692,667.53

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation (the "Company") will be selling a maximum of 9,000,000 treasury shares beginning Tuesday, 08 August 2006 on a staggered basis at prevailing market price. Proceeds from the sale are intended to augment the Company's working capital resources.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number *38683*
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

Attendance of the Board of Directors Meeting

Form Type

_____

Amendment Designation (If applicable)

_____

Period Ended Date

_____

(Secondary License Type and File Number)

2005 DEC 28 PM 3 01

SECRETARY'S CERTIFICATE

KNOW ALL MEN BY THESE PRESENTS:

I, **ADRIAN S. ARIAS**, being the duly elected and qualified Corporate Secretary of **THE PHILODRILL CORPORATION** (the "Company"), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal offices at the 8th and 9th Floors, Quad Alpha Centrum, 125 Pioneer, Mandaluyong City 1550, Philippines, under oath, depose and state:

1. That the summary of the attendance of the members of the Board of Directors of the Corporation during the board meetings for the year 2005 which is shown below is true and correct based on the records of the Corporation:

Date of Board Meetings

Name of Directors	1/19	3/30	4/20	6/29	8/17	9/28	10/26	12/14
Alfredo C. Ramos	√	√	√	√	√	√	√	√
Presentacion S. Ramos	X	√	√	√	√	√	√	√
Augusto B. Sunico	√	√	√	√	√	√	√	√
Maximo G. Licauco III	√	√	√	√	√	√	√	√
Teodoro L. Locsin, Jr.	X	X	X	X	-	-	-	-
Gerard H. Brimo	X	√	√	X	√	√	X	X
Nicasio I. Alcantara	√	X	√	√	X	X	√	√
Honorio A. Poblador III	√	√	√	√	√	√	X	X
Walter W. Brown	√	√	√	X	√	√	X	√
Christopher M. Gotanco*					√	√	√	√

Legend: [√] present [x] absent [*] director as of 8/17/05

2. This certification is executed in compliance with the requirements of SEC Memorandum Circular No. 2, Series of 2002, otherwise known as the SEC Code of Corporate Governance and the Corporation's Manual on Corporate Governance.

IN WITNESS WHEREOF, I have hereunto affixed my signature this _____ day of December, 2005 at Mandaluyong City.

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 28 DEC 2005 day of December 2005 at Mandaluyong City, Metro Manila affiant exhibited his Community ~~Tax Certificate~~ Certificate No. 15986697 issued on January 24, 2005 at Mandaluyong City.

EMIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2005
PTR NO. 0535231
MANDALUYONG CITY

Doc. No. 265;
Page No. 57;
Book No. 91;
Series of 2005.

SEC Number *38683*
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

TOP 100 STOCKHOLDERS 6/30/06
Form Type

____
Amendment Designation (If applicable)

____
Period Ended Date

____
(Secondary License Type and File Number)

CENTRAL RECEIVING UNIT
Received by:

FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 06/30/2006

'06 JUL 11 P1:43

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69	826,901	0.0553%	R. NUBLA SECURITIES, INC.
70	823,976	0.0551%	FRANCISCO ORTIGAS SEC., INC. A/C #212
71	819,759	0.0548%	FAUSTINO PE
72	814,494	0.0545%	BENITO YANG
73	813,874	0.0544%	JOSE Y CAMPOS
74	800,000	0.0535%	ELISA S. SAW
75	771,720	0.0516%	MANDARIN SECURITIES CORPORATION
76	761,050	0.0509%	ROSARIO ACUNA
77	759,953	0.0508%	BARCELON ROXAS SECURITIES, INC.
78	758,913	0.0507%	INVESTORS SECURITIES, INC.
79	748,307	0.0500%	MAXINE C. DE CACHO
80	733,794	0.0491%	JUANITO L. YEE
81	720,150	0.0481%	MARIANO O. CHUA
82	714,518	0.0478%	JOSEPH D. ONG
83	712,777	0.0477%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
84	707,742	0.0473%	ALBERTO MENDOZA
85	700,000	0.0468%	BONIFACIO YU
86	680,726	0.0455%	WILLIAM HOW &/OR BENITO HOW
87	676,910	0.0453%	BELEN NG CO
88	663,854	0.0444%	CITISECURITIES, INC.
89	660,484	0.0442%	VICENTE YU
90	658,918	0.0440%	MIDAS DEV. CORP.

91	651,000	0.0435%	TERESITA HAM AYEN
92	648,602	0.0434%	RAMON MONZON
93	648,446	0.0433%	ALL ASIA SEC. MGT. CORP.
94	646,456	0.0432%	ENRIQUE LUY
95	638,903	0.0427%	EDWARD T. GABALDON
96	613,333	0.0410%	JOSE ANTONIO U. GONZALEZ
97	611,917	0.0409%	MARIA PAZ BRIMO
98	607,000	0.0406%	ROSARIO TIN
99	603,500	0.0403%	AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP.
100	600,728	0.0402%	G. D. TAN & CO., INC.
	1,307,391,179	GRAND TOTAL	

SEC Number *38683*
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

TOP 100 STOCKHOLDERS
AS OF 3/31/06
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

CENTRAL RECEIVING UNIT
Received by:
'06 APR 11 P3:33

.op
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 03/31/2006

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	399,838,214	26.0490%	PCD NOMINEE CORPORATION
2	266,526,223	17.3639%	NATIONAL BOOKSTORE, INC.
3	205,876,535	13.4126%	VULCAN INDUSTRIAL & MINING CORP.
4	174,503,433	11.3687%	PHILEX MINING CORP.
5	51,459,904	3.3525%	ALAKOR CORPORATION
6	24,234,387	1.5788%	PHILIPPINE OVERSEAS TELECOMMS. CORP.
7	24,223,034	1.5781%	ALAKOR SECURITIES CORPORATION
8	14,740,821	0.9603%	TRAFALGAR HOLDINGS PHIL., INC.
9	9,593,122	0.6249%	WEALTH SECURITIES, INC.
10	7,443,947	0.4849%	OSCAR T. LEE
11	6,749,999	0.4397%	ERNESTO CHUA CHIACO
12	6,621,734	0.4313%	TERESITA DE LA CRUZ
13	6,013,353	0.3917%	HENRY A. BRIMO
14	5,667,200	0.3692%	ALSONS CONSOLIDATED RESOURCES, INC.
15	4,905,652	0.3195%	CONRADO S. CHUA
16	3,854,825	0.2511%	RCBC TA# 72-230-8
17	3,643,112	0.2373%	ANG NGO CHIONG
18	3,632,000	0.2366%	NICASIO ALCANTARA
19	3,515,620	0.2290%	ALBERT AWAD
20	3,368,821	0.2194%	RCBC TRUST ACCOUNT #32-314-4

21	3,179,104	0.2071%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
22	3,004,777	0.1957%	CUALOPING SEC. CORP.
23	2,644,999	0.1723%	PIONEER INSURANCE & SURETY CORP.
24	2,540,970	0.1655%	CHRISTINE C. CHUA
25	2,300,000	0.1498%	ANTONIO CHAN
26	2,286,834	0.1489%	JOSE CHAN MAN CHUAN
27	2,269,325	0.1478%	BA SECURITIES, INC.
28	2,121,113	0.1381%	MONDRAGON SECURITIES CORP.
29	1,930,707	0.1257%	IMPERIAL, DE GUZMAN, ABALOS & CO., INC.
30	1,882,475	0.1226%	PHIL. REMNANTS CO., INC.
31	1,880,681	0.1225%	AYALA CORPORATION
32	1,830,098	0.1192%	MARIO NG
33	1,820,000	0.1185%	PAULINO CHUA
34	1,799,299	0.1172%	ANITA N. TY
35	1,764,157	0.1149%	CARMENCITA O. REYES
36	1,730,850	0.1127%	SALVADOR LACSON
37	1,717,189	0.1118%	CAMPOS, LANUZA & CO., INC.
38	1,703,034	0.1109%	BENJAMIN CO CA & CO., INC.
39	1,700,000	0.1107%	SUN HUNG KAI SEC. (PHIL.) INC. (A/C # SI036)
40	1,684,764	0.1097%	JOSE D. SANGALANG
41	1,658,070	0.1080%	INDEPENDENT REALTY CORPORATION
42	1,618,649	0.1054%	F. YAP SEC., INC.
43	1,605,522	0.1045%	FIRST STREET ACACIA LANE REALTY, INC.

44	1,586,879	0.1033%	R. S. LIM & CO. INC.
45	1,500,000	0.0977%	DELFIN GO
46	1,435,497	0.0935%	JUANITO QUE
47	1,429,958	0.0931%	ENRIQUE LAGUINIA
48	1,394,203	0.0908%	TRENDLINE SECURITIES CORP.
49	1,329,089	0.0865%	LUYS SECURITIES CO., INC.
50	1,294,624	0.0843%	YAO & ZIALCITA, INC.
51	1,289,308	0.0839%	G & L SECURITIES CO., INC.
52	1,275,000	0.0830%	FENIX SE BING
53	1,217,257	0.0793%	FORTUNE SECURITIES, INC.
54	1,198,656	0.0780%	ANSALDO, GODINEZ & CO., INC.
55	1,179,794	0.0768%	G. D. TAN & CO., INC.
56	1,175,921	0.0766%	LACSON, STREEGAN INS. CONS., INC.
57	1,167,140	0.0760%	KHO GIOK EN
58	1,104,000	0.0719%	J.A. GONZALEZ
59	1,089,362	0.0709%	ANGLO PHIL. OIL & MINING DEV. CORP.
60	1,079,185	0.0703%	LUCIO YAN
61	1,050,895	0.0684%	DAVID GO SECURITIES CORP.
62	1,038,724	0.0676%	DAVID WUSON
63	1,038,608	0.0676%	VIRGINIA YAPTINCHAY
64	1,033,352	0.0673%	PACIFIC RIM EXPORT & HOLDINGS CORP.
65	1,030,000	0.0671%	JAMES ANG
66	1,010,547	0.0658%	JOSE ANTONIO GONZALEZ
67	1,000,000	0.0651%	TERESO C. TAN

	1,000,000	0.0651%	DELFIN GO KIAN LAM
68	992,625	0.0646%	TANSENGCO & CO., INC.
69	958,941	0.0624%	JIMMY BAUTISTA
70	922,798	0.0601%	BRISOT ECONOMIC DEV. CORP.
71	912,826	0.0594%	ARMINDA A. MUGA
72	909,414	0.0592%	LACSON STREEGAN INSURANCE CONSULTANT INC.
73	904,325	0.0589%	JUAN D. LIM
74	881,830	0.0574%	HOPKINS, HARBACH & CO.
75	877,618	0.0571%	AURORA SHIH
76	859,740	0.0560%	CARMEN ONGSIAKO
77	856,011	0.0557%	R. NUBLA SECURITIES, INC.
78	828,255	0.0539%	ANTONIO TAN TECK CHEE
79	823,976	0.0536%	FRANCISCO ORTIGAS SEC., INC. A/C #212
80	819,759	0.0534%	FAUSTINO PE
81	814,494	0.0530%	BENITO YANG
82	813,874	0.0530%	JOSE Y CAMPOS
83	800,000	0.0521%	ELISA S. SAW
84	786,641	0.0512%	SEVERO A. TUASON & CO., INC.
85	771,720	0.0502%	MANDARIN SECURITIES CORPORATION
86	771,253	0.0502%	BARCELON ROXAS SECURITIES, INC.
87	761,050	0.0495%	ROSARIO ACUNA
88	759,057	0.0494%	INVESTORS SECURITIES, INC.
89	748,307	0.0487%	MAXINE C. DE CACHO

90	742,285	0.0483%	MDR SECURITIES, INC.
91	733,794	0.0478%	JUANITO L. YEE
92	720,150	0.0469%	MARIANO O. CHUA
93	714,518	0.0465%	JOSEPH D. ONG
94	712,777	0.0464%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
95	711,328	0.0463%	WONG SECURITIES CORPORATION
96	707,742	0.0461%	ALBERTO MENDOZA
97	700,000	0.0456%	BONIFACIO YU
98	680,726	0.0443%	WILLIAM HOW &/OR BENITO HOW
99	676,910	0.0440%	BELEN NG CO
100	664,379	0.0432%	CITISECURITIES, INC.
	1,329,371,675		GRAND TOTAL

SEC Number <u>38683</u>
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

TOP 100 STOCKHOLDERS
Definitive Information Statement 12/31/03

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

.op

FIDELITY STOCK TRANSFERS, INC.

THE PHILODRILL CORPORATION

TOP 100 STOCKHOLDERS REPORT AS OF 12/31/2005

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	377,774,768	24.6116%	PCD NOMINEE CORPORATION
2	266,526,223	17.3639%	NATIONAL BOOKSTORE, INC.
3	205,876,535	13.4126%	VULCAN INDUSTRIAL & MINING CORP.
4	174,403,750	11.3622%	PHILEX MINING CORP.
5	51,459,904	3.3525%	ALAKOR CORPORATION
6	25,507,577	1.6617%	TERESITA DE LA CRUZ
7	24,234,387	1.5788%	PHILIPPINE OVERSEAS TELECOMMS. CORP.
8	24,223,034	1.5781%	ALAKOR SECURITIES CORPORATION
9	14,740,821	0.9603%	TRAFALGAR HOLDINGS PHIL., INC.
10	9,593,122	0.6249%	WEALTH SECURITIES, INC.
11	7,443,947	0.4849%	OSCAR T. LEE
12	6,013,353	0.3917%	HENRY A. BRIMO
13	5,667,200	0.3692%	ALSONS CONSOLIDATED RESOURCES, INC.
14	4,905,652	0.3195%	CONRADO S. CHUA
15	3,854,825	0.2511%	RCBC TA# 72-230-8
16	3,643,112	0.2373%	ANG NGO CHIONG
17	3,632,000	0.2366%	NICASIO ALCANTARA
18	3,515,620	0.2290%	ALBERT AWAD
19	3,368,821	0.2194%	RCBC TRUST ACCOUNT #32-314-4
20	3,179,104	0.2071%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA

21	3,052,169	0.1988%	CUALOPING SEC. CORP.
22	2,644,999	0.1723%	PIONEER INSURANCE & SURETY CORP.
23	2,540,970	0.1655%	CHRISTINE C. CHUA
24	2,300,000	0.1498%	ANTONIO CHAN
25	2,286,834	0.1489%	JOSE CHAN MAN CHUAN
26	2,269,325	0.1478%	BA SECURITIES, INC.
27	2,121,113	0.1381%	MONDRAGON SECURITIES CORP.
28	1,999,999	0.1302%	ERNESTO CHUA CHIACO
29	1,930,707	0.1257%	IMPERIAL, DE GUZMAN, ABALOS & CO., INC.
30	1,882,475	0.1226%	PHIL. REMNANTS CO., INC.
31	1,880,681	0.1225%	AYALA CORPORATION
32	1,830,098	0.1192%	MARIO NG
33	1,820,000	0.1185%	PAULINO CHUA
34	1,803,443	0.1174%	R. S. LIM & CO. INC.
35	1,799,299	0.1172%	ANITA N. TY
36	1,764,157	0.1149%	CARMENCITA O. REYES
37	1,730,850	0.1127%	SALVADOR LACSON
38	1,717,189	0.1118%	CAMPOS, LANUZA & CO., INC.
39	1,707,916	0.1112%	DAVID GO SECURITIES CORP.
40	1,703,034	0.1109%	BENJAMIN CO CA & CO., INC.
41	1,700,000	0.1107%	SUN HUNG KAI SEC. (PHIL.) INC. (A/C # SI036)
42	1,684,764	0.1097%	JOSE D. SANGALANG
43	1,658,070	0.1080%	INDEPENDENT REALTY CORPORATION
44	1,618,649	0.1054%	F. YAP SEC., INC.

45	1,605,522	0.1045%	FIRST STREET ACACIA LANE REALTY, INC.
46	1,500,000	0.0977%	DELFIN GO
47	1,435,497	0.0935%	JUANITO QUE
48	1,429,958	0.0931%	ENRIQUE LAGUINIA
49	1,398,898	0.0911%	G & L SECURITIES CO., INC.
50	1,394,203	0.0908%	TRENDLINE SECURITIES CORP.
51	1,329,089	0.0865%	LUYS SECURITIES CO., INC.
52	1,294,624	0.0843%	YAO & ZIALCITA, INC.
53	1,275,000	0.0830%	FENIX SE BING
54	1,217,257	0.0793%	FORTUNE SECURITIES, INC.
55	1,198,656	0.0780%	ANSALDO, GODINEZ & CO., INC.
56	1,179,794	0.0768%	G. D. TAN & CO., INC.
57	1,175,921	0.0766%	LACSON, STREEGAN INS. CONS., INC.
58	1,167,140	0.0760%	KHO GIOK EN
59	1,104,000	0.0719%	J.A. GONZALEZ
60	1,089,362	0.0709%	ANGLO PHIL. OIL & MINING DEV. CORP.
61	1,079,185	0.0703%	LUCIO YAN
62	1,038,724	0.0676%	DAVID WUSON
63	1,038,608	0.0676%	VIRGINIA YAPTINCHAY
64	1,033,352	0.0673%	PACIFIC RIM EXPORT & HOLDINGS CORP.
65	1,030,000	0.0671%	JAMES ANG
66	1,010,547	0.0658%	JOSE ANTONIO GONZALEZ
67	1,002,625	0.0653%	TANSENGCO & CO., INC.

68	1,000,000	0.0651%	TERESO C. TAN
		%	DELFIN GO KIAN LAM
69	958,941	0.0624%	JIMMY BAUTISTA
70	922,798	0.0601%	BRISOT ECONOMIC DEV. CORP.
71	912,826	0.0594%	ARMINDA A. MUGA
72	909,414	0.0592%	LACSON STREEGAN INSURANCE CONSULTANT INC.
73	904,907	0.0589%	PLATINUM SECURITIES, INC.
74	904,325	0.0589%	JUAN D. LIM
75	894,151	0.0582%	NANCY SAW
76	881,830	0.0574%	HOPKINS, HARBACH & CO.
77	877,618	0.0571%	AURORA SHIH
78	859,740	0.0560%	CARMEN ONGSIAKO
79	856,011	0.0557%	R. NUBLA SECURITIES, INC.
80	828,255	0.0539%	ANTONIO TAN TECK CHEE
81	823,976	0.0536%	FRANCISCO ORTIGAS SEC., INC. A/C #212
82	819,759	0.0534%	FAUSTINO PE
83	814,494	0.0530%	BENITO YANG
84	813,874	0.0530%	JOSE Y CAMPOS
85	812,145	0.0529%	MOUNT PEAK SEC., INC.
86	800,000	0.0521%	ELISA S. SAW
87	786,641	0.0512%	SEVERO A. TUASON & CO., INC.
88	771,720	0.0502%	MANDARIN SECURITIES CORPORATION
89	771,253	0.0502%	BARCELON ROXAS SECURITIES, INC.
90	761,050	0.0495%	ROSARIO ACUNA

91	759,057	0.0494%	INVESTORS SECURITIES, INC.
92	748,307	0.0487%	MAXINE C. DE CACHO
93	742,285	0.0483%	MDR SECURITIES, INC.
94	733,794	0.0478%	JUANITO L. YEE
95	720,150	0.0469%	MARIANO O. CHUA
96	714,518	0.0465%	JOSEPH D. ONG
97	712,777	0.0464%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
98	711,328	0.0463%	WONG SECURITIES CORPORATION
99	707,742	0.0461%	ALBERTO MENDOZA
100	707,366	0.0460%	BELSON SECURITIES, INC.
	1,322,981,510		GRAND TOTAL

OFFICE FILE

RECEIVED
2006 SEP -6 P 2:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number 38683
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31, 2005
(Fiscal Year Ending)
(month & day)

LIST OF TOP 100 STOCKHOLDERS (9/30/05)
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

CENTRAL RECEIVING UNIT
Received by:
2005 OCT 7 PM 2 18

.op
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 09/30/2005

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	368,769,480	24.0249%	PCD NOMINEE CORPORATION
2	259,157,603	16.8838%	NATIONAL BOOKSTORE, INC.
3	205,876,535	13.4126%	VULCAN INDUSTRIAL & MINING CORP.
4	174,403,750	11.3622%	PHILEX MINING CORP.
5	58,626,260	3.8194%	ALAKOR CORPORATION
6	25,507,577	1.6617%	TERESITA DE LA CRUZ
7	24,234,387	1.5788%	PHILIPPINE OVERSEAS TELECOMMS. CORP.
8	24,223,034	1.5781%	ALAKOR SECURITIES CORPORATION
9	14,740,821	0.9603%	TRAFALGAR HOLDINGS PHIL., INC.
10	9,593,122	0.6249%	WEALTH SECURITIES, INC.
11	7,443,947	0.4849%	OSCAR T. LEE
12	6,500,812	0.4235%	SAPPHIRE SECURITIES INC.
13	6,013,353	0.3917%	HENRY A. BRIMO
14	5,667,200	0.3692%	ALSONS CONSOLIDATED RESOURCES, INC.
15	4,905,652	0.3195%	CONRADO S. CHUA
16	3,854,825	0.2511%	RCBC TA# 72-230-8
17	3,643,112	0.2373%	ANG NGO CHIONG
18	3,632,000	0.2366%	NICASIO ALCANTARA
19	3,515,620	0.2290%	ALBERT AWAD
20	3,368,821	0.2194%	RCBC TRUST ACCOUNT #32-314-4

21	3,179,104	0.2071%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
22	3,058,767	0.1992%	CUALOPING SEC. CORP.
23	2,644,999	0.1723%	PIONEER INSURANCE & SURETY CORP.
24	2,540,970	0.1655%	CHRISTINE C. CHUA
25	2,300,000	0.1498%	ANTONIO CHAN
26	2,286,834	0.1489%	JOSE CHAN MAN CHUAN
27	2,269,325	0.1478%	BA SECURITIES, INC.
28	2,121,113	0.1381%	MONDRAGON SECURITIES CORP.
29	1,999,999	0.1302%	ERNESTO CHUA CHIACO
30	1,930,707	0.1257%	IMPERIAL, DE GUZMAN, ABALOS & CO., INC.
31	1,882,475	0.1226%	PHIL. REMNANTS CO., INC.
32	1,880,681	0.1225%	AYALA CORPORATION
33	1,830,098	0.1192%	MARIO NG
34	1,820,000	0.1185%	PAULINO CHUA
35	1,804,443	0.1175%	R. S. LIM & CO. INC.
36	1,799,299	0.1172%	ANITA N. TY
37	1,764,157	0.1149%	CARMENCITA O. REYES
38	1,730,850	0.1127%	SALVADOR LACSON
39	1,717,189	0.1118%	CAMPOS, LANUZA & CO., INC.
40	1,707,916	0.1112%	DAVID GO SECURITIES CORP.
41	1,703,034	0.1109%	BENJAMIN CO CA & CO., INC.
42	1,700,000	0.1107%	SUN HUNG KAI SEC. (PHIL.) INC. (A/C # SI036)
43	1,684,764	0.1097%	JOSE D. SANGALANG
44	1,658,070	0.1080%	INDEPENDENT REALTY CORPORATION

45	1,618,649	0.1054%	F. YAP SEC., INC.
46	1,605,522	0.1045%	FIRST STREET ACACIA LANE REALTY, INC.
47	1,500,000	0.0977%	DELFIN GO
48	1,437,594	0.0936%	LUYS SECURITIES CO., INC.
49	1,435,497	0.0935%	JUANITO QUE
50	1,429,958	0.0931%	ENRIQUE LAGUINIA
51	1,398,898	0.0911%	G & L SECURITIES CO., INC.
52	1,394,203	0.0908%	TRENDLINE SECURITIES CORP.
53	1,294,624	0.0843%	YAO & ZIALCITA, INC.
54	1,275,000	0.0830%	FENIX SE BING
55	1,217,257	0.0793%	FORTUNE SECURITIES, INC.
56	1,198,656	0.0780%	ANSALDO, GODINEZ & CO., INC.
57	1,195,007	0.0778%	G. D. TAN & CO., INC.
58	1,175,921	0.0766%	LACSON, STREEGAN INS. CONS., INC.
59	1,167,140	0.0760%	KHO GIOK EN
60	1,104,000	0.0719%	J.A. GONZALEZ
61	1,089,362	0.0709%	ANGLO PHIL. OIL & MINING DEV. CORP.
62	1,079,185	0.0703%	LUCIO YAN
63	1,038,724	0.0676%	DAVID WUSON
64	1,038,608	0.0676%	VIRGINIA YAPTINCHAY
65	1,033,352	0.0673%	PACIFIC RIM EXPORT & HOLDINGS CORP.
66	1,030,000	0.0671%	JAMES ANG
67	1,010,547	0.0658%	JOSE ANTONIO GONZALEZ

68	1,002,625	0.0653%	TANSENGCO & CO., INC.
69	1,000,000	0.0651%	TERESO C. TAN
	1,000,000	0.0651%	DELFIN GO KIAN LAM
70	958,941	0.0624%	JIMMY BAUTISTA
71	922,798	0.0601%	BRISOT ECONOMIC DEV. CORP.
72	919,548	0.0599%	BARCELON ROXAS SECURITIES, INC.
73	912,826	0.0594%	ARMINDA A. MUGA
74	909,414	0.0592%	LACSON STREEGAN INSURANCE CONSULTANT INC.
75	904,907	0.0589%	PLATINUM SECURITIES, INC.
76	904,325	0.0589%	JUAN D. LIM
77	894,151	0.0582%	NANCY SAW
78	881,830	0.0574%	HOPKINS, HARBACH & CO.
79	877,618	0.0571%	AURORA SHIH
80	859,740	0.0560%	CARMEN ONGSIAKO
81	856,011	0.0557%	R. NUBLA SECURITIES, INC.
82	849,242	0.0553%	FINVEST SEC. CO., INC.
83	828,255	0.0539%	ANTONIO TAN TECK CHEE
84	823,976	0.0536%	FRANCISCO ORTIGAS SEC., INC. A/C #212
85	819,759	0.0534%	FAUSTINO PE
86	815,545	0.0531%	MOUNT PEAK SEC., INC.
87	814,494	0.0530%	BENITO YANG
88	813,874	0.0530%	JOSE Y CAMPOS
89	800,000	0.0521%	ELISA S. SAW
90	786,641	0.0512%	SEVERO A. TUASON & CO., INC.

91	771,720	0.0502%	MANDARIN SECURITIES CORPORATION
92	761,050	0.0495%	ROSARIO ACUNA
93	759,057	0.0494%	INVESTORS SECURITIES, INC.
94	748,307	0.0487%	MAXINE C. DE CACHO
95	742,285	0.0483%	MDR SECURITIES, INC.
96	733,794	0.0478%	JUANITO L. YEE
97	720,150	0.0469%	MARIANO O. CHUA
98	714,518	0.0465%	JOSEPH D. ONG
99	712,777	0.0464%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
100	711,328	0.0463%	WONG SECURITIES CORPORATION
	1,319,991,915	GRAND TOTAL	

SEC Number *38683*
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

Minutes of the Organizational Meeting of the Board of Directors
Form Type

_____
Amendment Designation (If applicable)

_____
Period Ended Date

_____
(Secondary License Type and File Number)

THE PHILODRILL CORPORATION

MINUTES OF THE ORGANIZATIONAL MEETING BOARD OF DIRECTORS

Held on 26 July 2006, 4:30 p.m.
At the Banahaw Ballroom, The Legend Villas
60 Pioneer Street, Mandaluyong City

Directors Present:

ALFREDO C. RAMOS	WALTER W. BROWN
PRESENTACION S. RAMOS	CHRISTOPHER M. GOTANCO
ADRIAN S. RAMOS	FRANCISCO A. NAVARRO
AUGUSTO B. SUNICO	NICASIO I. ALCANTARA

Also Present :

REYNALDO E. NAZAREA	Treasurer & Vice-President-Administraiton
ALESSANDRO O. SALES	Vice-President-Exploration
ADRIAN S. ARIAS	Corporate Secretary

I. **CALL TO ORDER**

Mr. Alfredo C. Ramos, acting temporarily as Chairman, called the meeting to order and designated Atty. Adrian S. Arias as Secretary. There being in attendance eight (8) out of nine (9) directors, a quorum was present for the transaction of business.

II. **ELECTION OF OFFICERS**

The first order of business is the election of officers of the Company. The Acting Chairman then declared the table open for nominations.

Upon the unanimous vote of the directors present, Mr. Alfredo C. Ramos was elected Chairman and President. Likewise, the Chairman nominated the following corporate officers:

FRANCISCO A. NAVARRO	Executive Vice President
REYNALDO E. NAZAREA	Treasurer and Vice President for Administration
ALESSANDRO O. SALES	Vice President- Exploration
ADRIAN S. ARIAS	Corporate Secretary

Nomination Committee

Members	:	NICASIO I. ALCANTARA, Independent Director, Chairman ALFREDO C. RAMOS, Director, Member WALTER W. BROWN, Director, Member REYNALDO E. NAZAREA – Treasurer and Vice President for Administration, Non-voting Member

Compensation & Remuneration Committee

Members	:	HONORIO A. POBLADOR III, Independent Director, Chairman WALTER W. BROWN, Director, Member AUGUSTO B. SUNICO, Director, Member

Audit Committee

Members	:	HONORIO A. POBLADOR III, Independent Director, Chairman NICASIO I. ALCANTARA, Independent Director, Member WALTER W. BROWN, Director, Member ADRIAN S. RAMOS, Director, Member

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance	:	ADRIAN S. ARIAS
Internal Auditor	:	VIOLETA B. DE LEON

The nominations having been seconded, the Chairman inquired if there were other nominees. There being none, the Chairman declared the above-named persons duly elected officers of the Company.

III. <u>ADJOURNMENT</u>

There being no further matters to be discussed, the meeting was, on motion duly made and seconded, adjourned at 5:30 p.m.

Certified Correct:

ADRIAN S. ARIAS
Corporate Secretary

ATTEST:

ALFREDO C. RAMOS
Chairman of the Board

READ and APPROVED
(Minutes of the Organizational Meeting
of the Board of Directors
held on 26 July 2006)

PRESENTACION S. RAMOS
Director

WALTER W. BROWN
Director

AUGUSTO B. SUNICO
Director

CHRISTOPHER M. GOTANCO
Director

ADRIAN S. RAMOS
Director

FRANCISCO A. NAVARRO
Director

NICASIO I. ALCANTARA
Director

Republic of the Philippines) S.S.
Mandaluyong City)

SUBSCRIBED AND SWORN to before me this 30 AUG 2006 August 2006 affiants exhibited their Community Tax Certificate to wit:

Name	C.T.C. No.	Date and Place Issued	
ALFREDO C. RAMOS	12099631	January 2, 2006	Manila
WALTER W. BROWN	12619353	January 14, 2006	Quezon City
AUGUSTO B. SUNICO	09771414	January 4, 2006	Mandaluyong City
PRESENTACION S. RAMOS	12099632	January 2, 2006	Manila
ADRIAN S. RAMOS	12099620	January 2, 2006	Manila
CHRISTOPHER M. GOTANCO	21366615	January 17, 2006	Mandaluyong City
FRANCISCO A. NAVARRO	21852116	February 17, 2006	Pasig City
NICASIO I. ALCANTARA	24808809	January 12, 2006	Makati City
ADRIAN S. ARIAS	09771415	January 4, 2006	Mandaluyong City

Doc. No. [illegible];
Page No. [illegible];
Book No. [illegible];
Series of 2006.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2007
PTR NO. 0806937
ISSUED ON 1-2-06
MANDALUYONG CITY

RECEIVED SEC Number *38683*
File Number ____

2006 SEP -6 **FILE NO. 82-2579**

OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC FORM 20-IS
Definitive Information Statement

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20-IS

INFORMATION STATEMENT PURSUANT TO SECTION 20 OF THE SECURITIES REGULATION CODE

1. Check the appropriate box:

   [ ] Preliminary Information Statement

   [/] Definitive Information Statement

2. Name of Registrant as specified in its charter **THE PHILODRILL CORPORATION**

3. **PHILIPPINES**
   Province, country or other jurisdiction of incorporation or organization

4. SEC Identification Number **38683**

5. BIR Tax Identification Code **041–000–315–612**

6. **8th FLOOR., QUAD ALPHA CENTRUM, 125 PIONEER STREET, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

7. Registrant's telephone number, including area code **(632) 6318151-52; (632) 6311801-05**

8. **26 July 2006, 3:00 P.M., BANAHAW BALLROOM, THE LEGEND VILLAS, 60 PIONEER STREET, MANDALUYONG CITY 1550, PHILIPPINES**
   Date, time and place of the meeting of security holders

9. Approximate date on which the Information Statement is first to be sent or given to security holders **26 June 2006**

10. *Name of Person Filing the Statement/Solicitor:* **THE PHILODRILL CORPORATION**

   Address: **8th FlOOR, QUAD ALPHA CENTRUM, 125 PIONEER STREET, Mandaluyong City 1550**
   Telephone No.: (632) 6318151-52; (632) 6311801-05

11. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding
Class “A”	918,569,839
Class “B”	616,374,177
Loans Payable	₱ 111,760,769.59

12. Are any or all of registrant's securities listed in a Stock Exchange?

Yes , PHILIPPINE STOCK EXCHANGE, CLASS “A” AND CLASS “B” SHARES
No ____________________

If yes, disclose the name of such Stock Exchange and the class of securities listed therein:

THE PHILODRILL CORPORATION

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City 1550, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

INFORMATION STATEMENT

PART I

A. General Information

Item 1. **Date, time and place of meeting of stockholders**

(a) The 2006 Annual Meeting of Stockholders (the "Meeting") of The Philodrill Corporation (the "Company") will be held on 26 July 2006, 3:00 p.m., at the Banahaw Ballroom, The Legend Villas, 60 Pioneer Street, Mandaluyong City 1550, Philippines. The complete mailing address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

(b) This Information Statement and the accompanying Proxy Form will be first sent to stockholders at least one (1) month prior to the date of the Meeting in accordance with the Company's By-Laws, or on or before 26 June 2006.

Item 2. **Dissenters' Right of Appraisal**

A stockholder has the right to dissent and demand payment of the fair market value of his shares in case: (i) any amendment to the Company's Articles of Incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences over the outstanding shares, or of extending or shortening the term of corporate existence; (ii) of any sale, lease, mortgage or disposition of all or substantially all of the corporate property or assets; and, (iii) of merger or consolidation.

The following action, which may call for the exercise of a stockholder's right of appraisal, is being proposed at the Meeting:

> ***DECLASSIFICATION of the Company's shares of stock, from Class "A" and Class "B" shares to Common Shares.***

At any time after this Information Statement has been sent out, any stockholder who voted against the proposed action above and wishes to exercise his right of appraisal must make a written demand, within thirty (30) days after the date of the Meeting or when the vote was taken, for the payment of the fair market value of his shares. Upon payment, he must surrender his stock certificates. No payment shall be made to any stockholder unless the Company has unrestricted retained earnings in its books to cover such payment.

Item 3. **Interest or Opposition of Certain Persons in Matters to be Acted Upon**

(a) At any time since the beginning of the last fiscal year, NO director, officer, nominee for election as director, or associate of such director, officer or nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting, other than election to office.

(b) As of the date this Information Statement is given to stockholders of record, NO director of the Company has informed the Company in writing that he intends to oppose any action to be taken by the Company at the Meeting.

B. Control and Compensation Information

Item 4. **Voting Securities and Principal Holders Thereof**

The Company has two (2) classes of shares - Class "A" and Class "B" - identical in all respects, except that Class "A" shares are issued and transferable only to Philippine Nationals, while Class "B" shares are issued and transferable either to Philippine Nationals or foreign nationals; *provided,* that Class "B" shares shall not be issued in excess of forty percent (40%) of the Company's outstanding capital stock.

(a) **Record Date**. The Record Date with respect to this solicitation is 14 April 2006. Only stockholders of record as at the close of business on 14 April 2006 are entitled to notice of, and to vote at, the Meeting.

(b) **Outstanding Shares**. As of Record Date, the Company's outstanding capital stock is 1,534,944,016 shares (918,569,839 Class "A" shares and 616,374,177 Class "B" shares) with each share (of either class) entitled to one (1) vote.

(c) **Cumulative Voting**. A stockholder entitled to vote at the Meeting shall have the right to vote in person or by proxy the number of shares registered in his name in the stock transfer book of the Company for as many persons as there are directors to be elected. Each stockholder shall have the right to cumulate said shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same cumulative voting principle among as many nominees as he shall see fit; *provided,* that the number of votes cast by a stockholder shall not exceed the number of his shares multiplied by the number of directors to be elected.

(d) **Stock Ownership of Certain Record and Beneficial Owners**. The following persons are known to the Company to be directly or indirectly the owner of more than 5% of the Company's voting securities as of 14 April 2006:

Class	Name and address of record owner	Relationship with Issuer	Name of Beneficial Owner	Citizenship	No. of shares held	Percentage Ownership
A & B	PCD Nominee Corporation Makati Stock Exchange Bldg. 6767 Ayala Avenue, Makati City	Stockholder	Various clients (see note A)	Filipino	392,628,959	25.57%
A & B	National Book Store, Inc. 4th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	Stockholder	National Book Store, Inc.	Filipino	266,526,223	17.36%
A & B	Vulcan Industrial & Mining Corp. 9th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	Stockholder	Vulcan Industrial & Mining Corp.	Filipino	205,876,535	13.41%
A & B	Philex Mining Corporation Brixton cor. Fairlane Sts, Pasig City	Stockholder	Philex Mining Corporation	Filipino	174,503,433	11.36%

Note A: The shares registered in the name of PCD Nominee Corporation (PCD) are beneficially owned by its participants. As a matter of practice, PCD itself does not vote the number of shares registered in its name; instead, PCD issues a general proxy constituting and appointing each of its participants as PCD's proxy to vote for the number of shares owned by such participant in PCD's books as of Record Date. Based on PCD's books, there are 134 owners of the Company's voting stock but there is NO single person owning at least 5% of the Company's voting stock as of Record Date.

Note B: The proxies of National Book Store, Inc (NBSI), Vulcan Industrial & Mining Corp. (VIMC) and Philex Mining Corp. (PMC) are appointed by their respective Boards of Directors and the Company becomes aware of such proxies only when the appointments are received by the Company. Based on previous practice, Messrs. Alfredo C. Ramos, Patrick V. Caoile and Dr. Walter W. Brown have been appointed proxies for NBSI, VIMC, and PMC, respectively.

(e) **Voting Trust Holders of 5% or More.** To the extent known to the Company, there is NO PERSON holding more than 5% of the Company's voting stock under a voting trust or similar agreement.

(f) **Stock Ownership of Management.** The Company's directors (D), Chief Executive Officer (CEO), four most highly compensated executive officers (O) and nominees (N) own the following number of shares as of Record Date:

Class	Name of Beneficial Owner	Amount/Nature of Beneficial Ownership Direct	Indirect	Citizenship	Percentage Ownership
A & B	Alfredo C. Ramos (D/CEO/N)	43,755	58,319	Filipino	< 0.013%
A & B	Walter W. Brown (D/N)	10,000	0	Filipino	< 0.010%
A & B	Presentacion S. Ramos (D/N)	1,000	1,920,000	Filipino	0.135%
A & B	Augusto B. Sunico (D/N)	16,511	0	Filipino	< 0.010%
A & B	Christopher M. Gotanco (D/N)	437,480	455,795	Filipino	< 0.058%
A & B	Adrian S. Ramos (D/N)	10,000	51	Filipino	< 0.010%
A & B	Nicasio I. Alcantara (D/N)	3,632,000	0	Filipino	0.236%
A & B	Honorio A. Poblador III (D/N)	299,000	0	Filipino	< 0.019%
A & B	Francisco A. Navarro (D/O/N)	7,456	0	Filipino	<0.0004%
A & B	Reynaldo E. Nazarea (O)	0	256,250	Filipino	< 0.016%
A & B	Alessandro O. Sales (O)	0	0	Filipino	NIL
A & B	Isabelita L. Matela (O)	2,732	3,754	Filipino	<0.0004%

As of Record Date, the aggregate number of shares owned by the Company's directors, Chief Executive Officer, four (4) most highly compensated executive officers and nominees is 7,159,052 shares or approximately 0.46% of the Company's outstanding capital stock. Except for the shares appearing on record in the names of the directors and officers above, the Company is NOT aware of any shares which said persons may have the right to acquire beneficial ownership of.

There has been NO change in the control of the Company since the beginning of the last fiscal year.

Item 5. **Directors and Executive Officers**

(a) The names, ages, citizenship, positions and periods of service of directors, executive officers and persons nominated to become such are as follows:

Name	Age	Citizenship	Position	Period of service	
Alfredo C. Ramos	62	Filipino	Chairman of the Board	1992	Present
			President	1989	Present
Augusto B. Sunico	77	Filipino	Director	1984	Present
Presentacion S. Ramos	63	Filipino	Director	1997	Present
Walter W. Brown	66	Filipino	Director	2003	Present
Christopher M. Gotanco	56	Filipino	Director	2005	Present
Adrian S. Ramos	27	Filipino	Director	Jan 2006	Present
Honorio A. Poblador III	59	Filipino	Independent Director	2002	Present
Nicasio I. Alcantara	63	Filipino	Independent Director	2005	Present
Francisco A. Navarro	63	Filipino	Director	Mar 2006	Present
			Exec. Vice President	2005	Present
Reynaldo E. Nazarea	54	Filipino	Treasurer & VP-Admin	1987	Present
Alessandro O. Sales	47	Filipino	VP-Exploration	2005	Present
Adrian S. Arias	43	Filipino	Corporate Secretary	1992	Present

Directors elected in the Annual Stockholders' Meeting have a term of office of one (1) year and serve as such until their successors are elected in the next succeeding Annual Stockholders' Meeting; *provided*, that a director elected to fill a vacancy in the Board shall only serve the unexpired term of his predecessor.

Except for Messrs. Adrian S. Ramos and Francisco A. Navarro, all the Company's directors were elected in the 2005 Annual Stockholders' Meeting held on 29 June 2005 and have since served in such capacity. Mr. A.S. Ramos was elected director on 18 January 2006 to replace Mr. Gerard H. Brimo who resigned as director, while Mr. Navarro was elected on 22 March 2006 to replace Mr. Maximo G. Licauco III who likewise resigned as director.

There are NO arrangements that may result in a change in control of the Company.

Independent Directors. Pursuant to Securities Regulation Code (SRC) Sec. 38 and Rule 38.1, the Company is required to have at least two (2) independent directors. The Company's incumbent independent directors are Messrs. Honorio A. Poblador III and Nicasio I. Alcantara.

In line with the guidelines set by the Nomination Committee and approved by the Board of Directors, the Nomination Committee receives the names of nominees and screens them based on the policies and parameters for screening nominees for independent directorship. The final list of candidates, with the information required under Part IV(A) and (C) of Annex "C" of SRC Rule 12, is herewith attached. Mr. Noel T. Del Castillo nominated Mr. Nicasio I. Alcantara, while Mr. Patrick V. Caoile nominated Mr. Honorio A. Poblador III, for re-election as independent directors of the Company for the ensuing fiscal year 2006. Messrs. Castillo and Caoile are not related to either or both Messrs. Alcantara and Poblador.

Messrs. Alcantara and Poblador have always possessed the qualifications and none of the disqualifications of an independent director.

Business Experience of Executive Officers and Director-Nominees

Mr. Alfredo C. Ramos is the Chairman of the Board and President/CEO of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Mr. Augusto B. Sunico is a Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, stock brokerage, property development, financial services and shopping center, among others.

Ms. Presentacion S. Ramos is a Director of the Company. She has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Dr. Walter W. Brown is a Director of the Company. He has served as a director and/or executive officer to companies involved in mining, oil and gas exploration, real estate development and manufacturing.

Mr. Christopher M. Gotanco is a Director of the Company. He has served as a director and/or executive officer in companies involved in transportation, property development, mining, oil and gas exploration, and retail, among others.

Mr. Adrian S. Ramos is a Director of the Company. He has served as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media, investment holdings, mining, financial services, securities and water infrastructure.

Mr. Francisco A. Navarro is a Director and the Company's Executive Vice President. He has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Nicasio I. Alcantara is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in petroleum refinery and distribution (Petron Corporation), cement (Alsons Cement Corp.), power and energy (Alsons Consolidated Resources Inc.), financial services (All Asia Capital & Leasing Corp.), agriculture (Sarangani Agricultural Co. Inc.) and diversified holdings (C. Alsons & Sons, Inc.), among others.

Mr. Honorio A. Poblador III is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications (Phil. Communications & Satellite Corp., Phil. Overseas & telecommunications Corp.), property development (F&C Realty Corp.) and diversified holdings (Alsons Consolidated Resources Inc.), among others.

Mr. Reynaldo E. Nazarea is the Company's Treasurer and Vice President for Administration. He has served as a director of companies involved in financial services and property development.

Mr. Alessandro O. Sales is the Company's Vice President for Exploration. He has formulated and implemented the Company's oil exploration and development programs for the past five (5) years.

Atty. Adrian S. Arias is the Company's Corporate Secretary. He has been in active corporate law practice for more than ten (10) years.

Directors with other directorship(s) held in reporting companies

Alfredo C. Ramos	*Anglo Philippine Holdings Corp.* *Atlas Consolidated Mining & Dev't. Corp.* *Edsa Properties Holdings, Inc.* *Kuok Philippine Properties, Inc.* *Penta Capital Investment Corp.*	*Penta Capital Finance Corp.* *Philippine Gaming & Mgt. Corp.* *Philippine Seven Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Walter W. Brown	*A. Brown Co., Inc.* *International Exchange Bank*	*Philex Mining Corporation* *Philippine Realty & Holdings Corp.*
Augusto B. Sunico	*Alakor Securities Corp.* *Anglo Philippine Holdings Corp.* *Edsa Properties Holdings, Inc.* *Manuel L. Quezon University*	*Penta Capital Investment Corp.* *Penta Capital Finance Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Presentacion S. Ramos	*Alakor Securities Corp.* *Anglo Philippine Holdings Corp.*	*Vulcan Industrial & Mining Corp.*
Christopher M. Gotanco	*Anglo Philippine Holdings Corp.*	*Vulcan Industrial & Mining Corp.*
Francisco A. Navarro	*Anglo Philippine Holdings Corp.*	*Vulcan Industrial & Mining Corp.*
Adrian S. Ramos	*Alakor Securities Corp.* *Anglo Philippine Holdings Corp.*	*United Paragon Mining Corp.*
Nicasio I. Alcantara	*Petron Corporation*	
Honorio A. Poblador III	*Philippine Comm. Satellite Corp.*	

Significant Employees. Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contributions to the business of the Company. The Company is not dependent on the services of certain key personnel and there are no arrangements to ensure that these persons will remain with the Company and not compete upon termination.

Family Relationships. Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and the brother-in-law of Atty. Augusto B. Sunico, Director. Mr. Adrian S. Ramos, Director, is the son of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

Involvement in Certain Legal Proceedings. For the past five (5) years up to the date this Information Statement is sent to stockholders, the Company is NOT aware of:

(1) Any bankruptcy petition filed by or against any business of which any director, nominee for election as director, executive officer, underwriter or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction by final judgment, including the nature of the offense, in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses involving any director, nominee for election as director, executive officer, underwriter or control person of the Company;

(3) Of any director, nominee for election as director, executive officer, underwriter or control person of the Company being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, commodities or banking activities; and,

(4) Of any director, nominee for election as director, executive officer, underwriter or control person of the Company being found by a domestic or foreign court of competent jurisdiction (in a civil action), the Commission or comparable foreign body, or a domestic or foreign Exchange or other organized trading market or self regulatory organization, to have violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

Related Party Transactions. There had been NO transaction during the last two years to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as director, or owner of more than 10% of the Company's voting stock, or voting trust holder of 10% or more of the Company's shares, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had transactions with related parties (i.e. companies with shareholders common with the Company) during the last two (2) years consisting principally of advances TO related parties and loans/advances FROM related parties. The identities of these related parties, including the amounts and details of the transactions are disclosed in Note 18 of the Company's 2005 Audited Financial Statements, a copy of which is included in this Information Statement.

Subject to finalization of the terms of agreement, there are two (2) proposed transactions that will involve related parties in 2006: (a) the settlement of P40,712,557 receivables from Vulcan Industrial & Mining Corp. (VIMC) by way of assignment of 40,712,557 shares of The Philodrill Corporation to the Company, to be implemented in May 2006; and, (b) the Company's sale of about 107 million shares in EDSA Properties Holdings, Inc. (EPHI) to Anglo Philippine Holdings Corp., to be implemented in June 2006.

(a) Business purpose of the arrangement. The business purpose of related party transactions is to address immediate working capital requirements of related parties (in the case of advances TO related parties) or of the Company (in the case of loans/advances FROM related parties).

The business purpose of the proposed assignment of Philodrill shares to the Company is to settle certain receivables from a related party, while the sale of the Company's EPHI shares to a related party is to generate revenues from the sale for the purpose of paying the Company's obligation to a creditor.

(b) Identification of the related parties' transaction business with the registrant and nature of the relationship. See Note 18 of the Company's 2005 Audited Financial Statements.

The assignor of Philodrill shares to the Company is Vulcan Industrial & Mining Corp., while the buyer of the Company's EPHI shares is Anglo Philippine Holdings Corp., both of which are publicly listed companies which has shareholders common with the Company.

(c) How transaction prices were determined by parties. All transactions with related parties are based on prevailing market/commercial rates at the time of the transaction.

The transaction price for the assignment of Philodrill shares to the Company will be based on the prevailing market price of Philodrill shares at the time of transaction, while the transaction price for the sale of the Company's EPHI shares is based on a valuation study conducted by an independent third party consultant.

(d) If disclosures represent that transactions have been evaluated for fairness, a description of how the evaluation was made. There are NO disclosures representing that the transactions with related parties have been evaluated for fairness inasmuch as the bases of all transactions with related parties were the prevailing market/commercial rates at the time of the transaction, or a valuation study conducted by a third party consultant over which neither the Company nor the related parties have any control or influence whatsoever.

(e) Any on-going contractual or other commitments as a result of the arrangement. NONE, other than the repayment of money lent or advanced.

(f) There were NO transactions with parties that fall outside the definition of "related parties" under SFAS/IAS No. 24. Neither were there any transactions with persons with whom the Company or its related parties have a relationship that enabled the parties to negotiate terms of material transaction that may not be available from other, more clearly independent parties on an arms' length basis.

Parent of the Company. NO person holds more than 50% of the Company's voting stock, and the Company has NO parent company.

(b) **Resignation or Declination to Stand for Re-Election.** Except for Messrs. Gerard H. Brimo and Maximo G. Licauco III who have resigned, the other directors elected in the 2005 Annual Stockholders' Meeting have NOT resigned and have NOT declined to stand for re-election to the Board of Directors. Mr. Brimo was replaced on 18 January 2006 by Mr. Adrian S. Ramos, while Mr. Licauco was replaced on 22 March 2006 by Mr. Francisco A. Navarro. Messrs. Ramos and Navarro are standing for re-election as directors.

Item 6. **Compensation of Directors and Executive Officers**

The aggregate compensation paid to the Company's Chief Executive Officer and four (4) most highly compensated executive officers named below as a group for the two most recently completed fiscal years (2004 and 2005) and the ensuing fiscal year (2006) are:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos	President/CEO				
Francisco A. Navarro	EVP				
Reynaldo E. Nazarea	Treasurer & VP-Admin				
Alessandro O. Sales	VP-Exploration				
Isabelita L. Matela	Finance Manager				
Augusto B. Sunico (2004)	EVP				
		2004	1,623,706	-	-
		2005	9,595,510	-	-
		2006(est.)	4,569,198	-	-
All officers and directors as a group unnamed		2004	2,618,459	-	-
		2005	10,530,833	-	-
		2006(est.)	5,878,871	-	-

For the years 2004 and 2005, there were NO bonuses and other compensation paid to directors and executive officers, EXCEPT for the 13th month pay which is already included in the amounts above.

For the most recently completed fiscal year and the ensuing fiscal year, directors received and will receive a per diem of ₱5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last fiscal year and for the ensuing fiscal year.

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro and Reynaldo E. Nazarea which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and Company car plan. Other than what is provided under applicable labor laws, there are NO compensatory plans or arrangements with executive officers entitling them to receive more than ₱2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from a change in control of the Company, or a change in the officers'

responsibilities following a change in control of the Company. There are NO warrants or options outstanding in favor of directors and officers.

Item 7. **Independent Public Accountants**

The accounting firm of SyCip Gorres Velayo & Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed external auditor of the Company in the 2004 and 2005 Annual Stockholders' Meetings. The fees of the external auditor in the past two (2) years are as follows:

Year	Audit & Audit Related Fees	Tax Fees	Other Fees
2004	P325,000.00	0	0
2005	P450,000.00	0	0

For the past two (2) years, the Company has not engaged the services of SGV except for the audit and review of the annual financial statements in connection with statutory and regulatory filings for the years 2004 and 2005. The amounts under the caption *"Audit & Audit Related Fees"* for the years 2004 and 2005 pertain to these services. The Audit Committee has an existing policy prohibiting the Company from engaging the external auditor to provide services that may adversely impact its independence, including those expressly prohibited by regulations of the Securities & Exchange Commission (SEC).

There have been NO changes in and disagreements with accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

The Company did NOT engage any new independent accountant, as either principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant on whom the principal accountant expressed reliance in its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

SGV representatives are expected to be present at the Meeting and they will have the opportunity to make a statement and respond to appropriate questions.

The Audit Committee reviews and recommends to the Board and the stockholders the appointment of the external auditor and the fixing of the audit fees for the Company. For fiscal year 2006, SGV is recommended to stockholders for appointment as external auditor of the Company.

Item 8. **Compensation Plans**

NO action is to be taken with respect to any plan pursuant to which cash or non-cash compensation may be paid or distributed.

C. Issuance and Exchange of Securities

Item 9. **Not Applicable**

Item 10. **Modification or Exchange of Securities**

Article SEVENTH of the Company's Articles of Incorporation is proposed to be amended: (i) to change the par value of the Company's shares from One Peso per share (P1.00/share) to ONE CENTAVO PER SHARE (P0.01/ share).; and, (ii) to declassify the Company's shares from Class "A" and Class "B" shares to COMMON SHARES. The proposed amendments will result in the following changes in the capital structure:

	BEFORE			AFTER	
Par Value	P1.00			P0.01	
Class of Shares	Class A	Class B	Total	Common	Total
Authorized Capital Stock	930,000	620,000	1,550,000,000	155,000,000,000	155,000,000,000
Outstanding Shares	918,569,839	616,374,177	1,534,944,016	153,494,401,600	153,494,401,600

To determine how many shares a stockholder will have under the new par value, the stockholder need only to multiply his present number of shares by 100 to get the resulting number of shares under a P0.01/share par value. (Thus, a stockholder who invested One Hundred Pesos (P100.00) in the Company presently has 100 shares at P1.00/share par value and will have 10,000 shares at P0.01/share par value if the proposed amendment is approved).

NO securities are to be issued in exchange for outstanding securities.

If the proposed change in par value of the Company's shares is approved, each share in the Company will have a par value of ONE CENTAVO per share (P0.01/share).

If the proposed declassification of the Company's shares is approved, the Company will no longer have Class "A" and Class "B" shares but will only have COMMON shares outstanding. Both Philippine and foreign nationals may acquire the Company's common shares, provided that no transfer of shares which will reduce the ownership of Filipino citizens to less than that required by law to be owned by Filipino citizens shall be allowed or permitted to be recorded in the books of the Company and this restriction shall be printed in the share certificates to be issued by the Company.

The proposed amendments are intended to enhance tradeability of the Company's shares in the stock market

The proposed amendments WILL NOT AFFECT the existing rights of stockholders since the stockholders' resulting COMMON shares with a par value of ONE CENTAVO (P0.01) per share will still be entitled to one vote each share. Likewise, the amount of a stockholder's investment in the Company will remain the same, except that a stockholder will have more shares for the same amount at a lower par value.

There are NO other material features of the proposed amendments to the Company's Articles of Incorporation and capital structure.

The reclassified securities need not be applied for listing/registration with the Philippine Stock Exchange and the Company does NOT intend to apply for listing/registration of the reclassified securities with the Exchange. The listing/registration of existing securities will not be terminated but will merely reflect the modifications resulting from the change in par value and the declassification of the Company's shares.

Item 11. **Financial and Other Information**

The information required under Item 11(a) of SEC Form 20-IS are contained in the Company's 2005 annual report on SEC Form 17-A and 2005 Audited Financial Statements accompanying this Information Statement.

Items 12-13. **Not Applicable**

Item 14. **Restatement of Accounts**

As stated in Note 3 of the Company's 2005 Audited Financial Statements, a copy of which is attached to this Information Statement, the Company applied Philippine Financial Reporting Standards (PFRS) 1 in preparing its financial statements with January 1, 2004 as the date of transition. The adoption of PFRS resulted in certain changes to the Company's previous accounting policies. The comparative figures for the 2004 financial statements were restated to reflect the changes in policies except those relating to financial instruments. The Company availed itself of the exemption under PFRS 1 and applied PAS 32 and PAS 39, the standards on financial instruments from January 1, 2005. An explanation of the effects of adoption of PFRS is set forth in Note 4 of the Company's 2005 Audited Financial Statements, a copy of which is attached to this Information Statement.

NO ACTION is to be taken with respect to the restatement of any asset, capital, or surplus account of the Company.

D. <u>Other Matters</u>

Item 15. **Action With Respect to Reports**

The following matters shall be submitted to the stockholders for approval/ratification at the Meeting:

(a) Minutes of the 2005 Annual Stockholders' Meeting;

Approval of the Minutes of the 2005 Annual Stockholders' Meeting constitutes a ratification of the accuracy and faithfulness of the Minutes to the events that transpired during the said meeting. This does not constitute a second approval of the same matters taken up at the 2005 Annual Stockholders' Meeting, which have already been approved.

(b) Annual Report for the year ended 31 December 2005 (a copy containing the information required by SRC Rule 20A is enclosed).

Approval of the Annual Report constitutes a ratification of the Company's performance during the previous fiscal year as contained therein.

(c) Acts and Resolutions of the Board of Directors and Management from date following the last Annual Stockholders' Meeting (29 June 2005) to the present (26 July 2006) including, but not limited to, the following:

(1) Appointment of Messrs. Francisco A. Navarro and Adrian S. Arias as alternate signatories for the Company's bank accounts (28 Sep 2005);

(2) Appointment of Ms. Francisca D. Ricarte as the Company's Internal Auditor (28 Sep 2005);

(3) Re-denomination of the Company's existing FCDU loan with Rizal Commercial Banking Corp. into a peso-denominated loan (14 Dec 2005);

(4) Authorizing Messrs. Francisco A. Navarro and/or Alessandro O. Sales to negotiate, finalize and execute, subject to Board approval, any farm-in agreement in SC 14C-2 (West Linapacan) (18 Jan 2006);

(5) Setting of the Annual Stockholders' Meeting (15 Feb 2006);

(6) Amendment of the Company's Articles of Incorporation to change the par value of shares from P1.00 to P0.01 per share and to declassify the Company's shares from Class "A" and Class "B" shares to Common shares (22 Mar 2006).

(7) Acceptance of the offer from Vulcan Industrial & Mining Corp. (VIMC) to settle a portion of its payables to the Company by way of dacion en pago involving an equivalent amount of Philodrill shares owned by VIMC based on par value (26 April 2006)

(8) Re-scheduling of the Annual Stockholders' Meeting (31 May 2006)

(9) Sale of 107 million EPHI shares of the Company to a related party (31 May 2006).

(d) Continued engagement of the Company in oil, gas and mineral exploration, development and allied activities, and/or in any and all its secondary purposes under its Articles of Incorporation;

(e) Amendment of the Company's Articles of Incorporation to change the par value of shares from P1.00 to P0.01 per share and to declassify the Company's shares from Class "A" and Class "B" shares to Common shares;

(f) Amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors; and,

(g) Appointment of SGV & Company as the Company's external auditor for 2006.

Item 16. **Matters Not Required to be Submitted**

Proofs of transmittal to stockholders of the required Notice for the Meeting and of the presence of a quorum at the Meeting form part of the Agenda for the Meeting but will not be submitted for approval by the stockholders.

Item 17. **Amendment of Articles of Incorporation and By-Laws**

Article SEVENTH of the Company's Articles of Incorporation is proposed to be amended: (a) to change the par value of shares from P1.00 to P0.01 per share; and, (b) to declassify the Company's shares from Class "A" and Class "B" shares to Common shares, to read in its entirety as follows:

> *"SEVENTH. That the capital stock of said corporation is One Billion Five Hundred Fifty Million (P1,550,000,000.00), Philippine currency, and said capital stock is divided into* ***One Hundred Fifty Five Billion (155,000,000,000) common shares*** *with par value of* ***One Centavo (P0.01)****, Philippine currency, each share.*
>
> ***"That no transfer of shares which will reduce the ownership of Filipino citizens to less than that required by law to be owned by Filipino citizens shall be allowed or permitted to be recorded in the books of the corporation.***
>
> *"That no holder of the capital stock, whether said stock is now or hereafter authorized, shall have any right, as such stockholder, to purchase or subscribe to any additional shares of the capital stock, whether such shares of capital stock are now or hereafter authorized by the corporation, if the issue of the said additional stock shall be used exclusively for the benefit of the corporation as determined by resolution of the Board of Directors.*
>
> ***"The foregoing restrictions shall be printed on the share certificates to be issued by the corporation."***

Article II of the Company's By-Laws is proposed to be amended by adding a new Section 9 to read as follows:

> ***"SECTION 9 – INDEPENDENT DIRECTORS.*** *The Company shall have two (2) independent directors or at least 20% of its board size, at any one time, whichever is lesser.*
>
> *"9.1 Qualifications and Disqualifications. An independent director shall have the following qualifications and disqualifications:*
>
> *"(a) Apart from his fees and shareholdings, he is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the Company;*
>
> *"(b) He shall own in his name at least one (1) share of stock of the Company;*
>
> *"(c) He shall be at least twenty one (21) years old;*
>
> *"(d) He shall be at least a college graduate or he shall have been engaged or exposed to the business of the Company for at least five (5) years;*
>
> *"(e) He shall possess integrity and probity;*

"(f) *He shall be assiduous;*

"(g) *He is not a director or officer of the Company or of its related companies or any of its substantial shareholders (other than as an independent director of any of the foregoing);*

"(h) *He does not own more than two percent (2%) of the shares of the Company or of its related companies or any of its substantial shareholders;*

"(i) *He is not related to any director, officer or substantial shareholder of the Company, any of its related companies or any of its substantial shareholders. For this purpose, relatives include spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;*

"(j) *He is not acting as a nominee or representative of a director or substantial shareholder of the Company, and/or any of its related companies, and/or any of its substantial shareholders, pursuant to a Deed of Trust or any contract or arrangement;*

"(k) *He has not been employed in any executive capacity by the Company, any of its related companies, and/or by any of its substantial shareholders within the last five (5) years;*

"(l) *He is not retained, either personally or through his firm or any similar entity, as professional adviser by the Company, any of its related companies, and/or any of its substantial shareholders within the last five (5) years;*

"(m) *He has not engaged and does not engage in any transaction with the Company and/or with any of its related companies and/or with any of its substantial shareholders, whether by himself and/or with other persons and/or through a firm of which he is a partner and/or a company of which he is a director or substantial shareholder, other than transactions which are conducted at arms length and are immaterial;*

"(n) *He has not been convicted by final judgment by a competent judicial or administrative body of: (i) any crime involving the purchase or sale of securities (e.g., proprietary or non-proprietary membership certificates, commodity futures contract, interests in a common trust fund, pre-need plans, pension plans, or life plans); (ii) any crime arising out of the person's conduct as an underwriter, broker, dealer, investment company, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, floor broker; and (iii) any crime arising out of his relationship with a bank, quasi-bank, trust company, investment house or as an affiliated person of any of them;*

"(o) *He has not been, by reason of any misconduct, after hearing or trial, permanently or temporarily enjoined by order, judgment or decree of the Securities and Exchange Commission ("SEC") or any court or other administrative body of competent jurisdiction from: (i) acting as an underwriter, broker, dealer, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, or a floor broker; (ii) acting as a director or officer of a bank, quasi-bank, trust company, investment house, investment company or an affiliated person of any of them; (iii) engaging in or continuing any conduct or practice in connection with any such activity or willfully violating laws governing securities and banking activities. These disqualifications shall also apply when he is currently subject to an effective order of the SEC or any court or other administrative body refusing, revoking or suspending any registration, license or permit issued under the Corporation Code, Securities Regulation*

Code ("SRC"), or any other law administered by the Commission or Bangko Sentral ng Pilipinas ("BSP"), or under any rule or regulation promulgated by the SEC or BSP, or otherwise restrained to engage in any activity involving securities and banking, or when he is currently subject to an effective order of a self-regulatory organization suspending or expelling him from membership or participation or from associating with a member or participant of the organization;

"(p) *He has not been finally convicted judicially or administratively of an offense involving moral turpitude, fraud, embezzlement, theft, estafa, counterfeiting, misappropriation, forgery, bribery, false oath, perjury or other fraudulent acts or transgressions;*

"(q) *He has not been found by the SEC or a court or other administrative body to have willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the SRC, the Corporation Code, or any other law administered by the SEC or BSP, or any rule, regulation or order of the SEC or BSP, or who has filed a materially false or misleading application, report or registration statement required by the SEC, or any rule, regulation or order of the SEC;*

"(r) *He has not been judicially declared to be insolvent;*

"(s) *He has not been finally found guilty by a foreign court or equivalent financial regulatory authority of acts, violations or misconduct similar to any of the acts, violations or misconduct listed in Sec. 9.1, paragraphs (n) to (r) hereof;*

"(t) *He is not an affiliated person who is ineligible, by reason of Sec. 9.1, paragraphs (n) to (r) hereof, to serve or act in the capacities listed in those paragraphs;*

"(u) *He has not been convicted by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of the SRC, committed within five (5) years prior to the date of his election or appointment;*

"9.2. *<u>Disqualification of Incumbent</u>. An independent director may be disqualified during his tenure under the following instances or causes:*

"(a) *He becomes an officer or employee of the Company, or becomes any of the persons enumerated under Sec. 9.1, paragraphs (n) to (r) hereof;*

"(b) *His beneficial security ownership in the Company exceeds two Percent (2%);*

"(c) *He fails, without any justifiable cause, to attend at least 50% of the total number of Board meetings during his incumbency;*

"(d) *Such other disqualifications as the Company's Manual on Corporate Governance provide.*

"9.3. *<u>Nomination of Independent Directors.</u>*

"(a) *The Nomination Committee of the Company shall promulgate the guidelines or criteria to govern the conduct of the nomination of independent directors which shall be properly disclosed in the Company's information or proxy statement or such other reports required to be submitted to the Commission.*

"(b) *Nomination of independent directors shall be conducted by the Nomination Committee prior to a stockholders' meeting. All nominations shall be signed by the nominating stockholders together with the acceptance and conformity by the would-be nominees.*

"(c) *The Nomination Committee shall pre-screen the qualifications and prepare a final list of candidates and put in place screening policies and parameters to enable it to effectively review the qualifications of the nominees for independent directors.*

"(d) *After the nomination, the Committee shall prepare a Final List of Candidates which shall contain all the information about all the nominees for independent directors, as required under Part IV(A) and (C) of Annex "C" of SRC Rule 12, which list, shall be made available to the SEC and to all stockholders through the filing and distribution of the Information Statement or Proxy Statement, in accordance with SRC Rule 17.1(b) or SRC Rule 20, respectively, or in such other reports as the Company is required to submit to the SEC. The name of the person or group of persons who recommended the nomination of the independent director shall be identified in such report including any relationship with the nominee.*

"(e) *Only nominees whose names appear on the Final List of Candidates shall be eligible for election as Independent Directors. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nomination shall be entertained or allowed on the floor during the actual annual stockholders' meeting.*

"9.4. *Election of Independent Directors.*

"(a) *Subject to pertinent existing laws, rules and regulations of the SEC, the conduct of the election of independent directors shall be made in accordance with the standard election procedures of the Company under its by-laws.*

"(b) *It shall be the responsibility of the Chairman of the stockholders' meeting to inform all stockholders in attendance of the mandatory requirement of electing independent directors. He shall ensure that independent directors are elected during the stockholders' meeting.*

"(c) *Specific slot/s for independent directors shall not be filled-up by unqualified nominees.*

"(d) *In case of failure of election for independent directors, the Chairman of the stockholders' meeting shall call a separate election during the same meeting to fill up the vacancy.*

"9.5. *Cessation of Independent Directorship*

"In case of resignation, disqualification or cessation of independent directorship, and only after notice has been made with the SEC within five (5) days from such resignation, disqualification or cessation, the vacancy shall be filled by the vote of at least a majority of the remaining directors, if still constituting a quorum, upon the nomination of the Nomination Committee; otherwise, said vacancies shall be filled by the stockholders in a regular or special meeting called for that purpose. An independent director so elected to fill a vacancy shall serve only for the unexpired term of his predecessor in office."

Item 18. **Other Proposed Action**

NO ACTION on any matter, other than those stated in the Agenda for the Meeting, is proposed to be taken, except matters of incidence that may properly come at the Meeting.

Item 19. **Voting Procedures**

(a) In the election of directors, the nine (9) nominees with the greatest number of votes will be elected directors.

(b) If the number of nominees for election as directors does not exceed the number of directors to be elected, the Secretary of the Meeting shall be instructed to cast all votes represented at the Meeting equally in favor of all such nominees. However, if the number of nominees for election as directors exceeds the number of directors to be elected, voting shall be done by ballot, cumulative voting will be followed, and counting of votes shall be done by two (2) election inspectors appointed by the stockholders present or represented by proxy at the Meeting.

In accordance with SRC Sec. 38 and SRC Rule 38, only nominees whose names appear in the Final List of Candidates for Independent Directors shall be eligible for election as Independent Directors. No other nomination shall be entertained after the Final List of Candidates shall have been prepared and no further nomination shall be entertained or allowed on the floor during the actual annual stockholders' meeting.

Messrs. Honorio A. Poblador III and Nicasio I. Alcantara are nominated for election as independent directors of the Company for fiscal year 2006.

(c) For corporate matters that will be submitted for approval and for such other matters as may properly come at the Meeting, a vote of the majority of the shares present or represented by proxy at the Meeting is necessary for their approval. Voting shall be done *viva voce* or by the raising of hands and the votes for or against the matter submitted shall be tallied by the Secretary.

If a stockholder made no choice in any or all of the matters submitted for his vote or approval as stated in the Proxy Form, discretionary authority to vote any and all the shares of the stockholder, cumulatively or otherwise, in favor of the proxy named and appointed by the stockholder in the Proxy Form is solicited.

E. Solicitation Information

(a) **Solicitor**. The enclosed proxy is solicited in behalf of THE PHILODRILL CORPORATION for use in voting at the 2006 Annual Meeting of Stockholders to be held on the date and time and place stated above and in the Notice accompanying this Information Statement and at any postponements or adjournments thereof.

(b) **Instructions.** Proxies, in the accompanying Proxy Form, must be properly signed, executed, dated and returned by the stockholder on or before 21 July 2006. Validation of proxies will be held at the Company's principal office on 24 July 2006 at 10:00 a.m. For corporate shareholders, the proxy form must be accompanied by a corresponding secretary's certificate confirming the authority of the person executing the proxy.

Validated proxies will be voted at the Meeting in accordance with the authority and/or instructions of the stockholder expressed therein. Proxies which are not properly signed and dated, or which are received late, or which do not have an accompanying secretary's certificate (for corporate shareholders) shall not be voted at the Meeting.

Subject to a stockholder's right to revoke his own proxy as stated in Paragraph (c) below, a proxy given by a stockholder shall be voted by the Chairman of the Board, Mr. Alfredo C. Ramos, with full power of substitution and delegation, in accordance with the authorization specifically granted by the stockholder.

If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponements or adjournments thereof.

The matters to be taken up in the Meeting of stockholders and the names of nominee directors are all specified in the Proxy Form accompanying this Information Statement with boxes opposite them where the stockholder or his designated proxy can indicate his preferred choice or vote.

(c) **Revocability of Proxy**. A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either: (a) by submitting a sworn statement revoking such proxy on or before 24 July 2006; or, (b) by appearing at the Meeting in person and expressing his intention to vote in person.

(d) **Persons Who Will Make the Solicitation.** The enclosed proxy is solicited in behalf of the Company for use in voting at the 2006 Annual Meeting of Stockholders to be held on the date and time and place stated above and in the Notice accompanying this Information Statement and at any postponements or adjournments thereof.

There are NO other participants in the solicitation of proxies through this Information Statement, other than the Company.

Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone reminding stockholders to attend the Meeting may be made by the directors, officers and employees of the Company, for which no contract or arrangement are or will be made and no compensation will be paid for such incidental solicitation.

The Company will bear the cost of preparing, collating and delivering to stockholders this Information Statement, the Proxy Form and the accompanying materials. The Company estimates proxy solicitation expenditures to amount to about ₱150,000.00. As of 28 April 2006, the Company has spent around ₱30,000.00 for the preparation of proxy materials.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct. This report is signed in the City of Mandaluyong on 26 May 2006.

By:

ADRIAN S. ARIAS
Corporate Secretary

Materials accompanying this Information Statement

1. Proxy Form;
2. Notice of the 2006 Annual Meeting of Stockholders with Agenda;
3. Annual Report on SEC Form 17A;
4. Final List of Candidates for Independent Directors;
5. Audited Financial Statements for 2005
6. Unaudited Financial Statement for the interim period ended 31 March 2006
7. Minutes of the 2005 Annual Meeting of Stockholders.

The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of the Company's Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

PROXY

Solicited in Behalf of The Philodrill Corporation

The undersigned hereby appoints the Chairman, **Mr. Alfredo C. Ramos**, with full power of substitution and delegation, as proxy to vote all the shares of the undersigned at the 2006 Annual Stockholders' Meeting of The Philodrill Corporation to be held on 26 July 2006, 3:00 p.m. at the Banahaw Ballroom of The Legend Villas and at any postponements or adjournments thereof.

The proxy shall vote subject to the instructions indicated below and the proxy is authorized to vote in his discretion on other business as may properly come at the Meeting and any postponements or adjournment thereof. Where no specific authority is clearly indicated below, the proxy shall vote and shall be deemed authorized to vote FOR THE APPROVAL of all the corporate matters listed below, and FOR ALL the nominated directors named below.

Corporate Matters

	FOR	AGAINST	ABSTAIN
Approval of the 2005 Minutes of Annual Stockholders' Meeting			
Approval of 2005 Annual Report			
Approval of Acts/Resolutions of Board of Directors & Management (6/29/05–7/26/06)			
Approval of Company's continued engagement in any of its secondary purposes			
Approval of Amendment to Articles of Incorporation: Change in Par Value			
Approval of Amendment to Articles of Incorporation: Declassification of Shares			
Approval of Amendment to By-Laws: Nomination/Election of Independent Directors			
Appointment of SGV & Co. as Independent External Auditor			

Election of Directors

	FOR	AGAINST	ABSTAIN
Alfredo C. Ramos			
Augusto B. Sunico			
Presentacion S. Ramos			
Walter W. Brown			
Christopher M. Gotanco			
Adrian S. Ramos			
Francisco A. Navarro			
Nicasio I. Alcantara*			
Honorio A. Poblador, III*			

*Independent Director

____

Signature Over Printed Name

Date: ________________

For corporate shareholders, the proxy form must be accompanied by a corresponding secretary's certificate confirming the appointment of the proxy and the authority of the person signing the proxy.

(Reverse for Instructions)

SOLICITATION INFORMATION

Item 1. **Solicitor.** The enclosed proxy is solicited in behalf of THE PHILODRILL CORPORATION (the "Company") for use in voting at the 2006 Annual Meeting of Stockholders to be held on the date and time and place stated above and in the Notice accompanying this Information Statement and at any postponements or adjournments thereof.

Item 2. **Instructions.** The Proxy Form, must be properly signed, dated and returned by the stockholder on or before 21 July 2006. Validation of proxies will be held at the Company's principal office on 24 July 2006 at 10:00 a.m. For corporate shareholders, the proxy form must be accompanied by a corresponding secretary's certificate confirming the authority of the person executing the proxy.

Validated proxies will be voted at the Meeting in accordance with the authority and/or instructions of the stockholder expressed therein. Proxies which are not properly signed and dated, or which are received late, or which do not have an accompanying secretary's certificate (for corporate shareholders) shall not be voted at the Meeting.

Subject to a stockholder's right to revoke his own proxy as stated in Paragraph © below, a proxy given by a stockholder shall be voted by the Chairman of the Board, Mr. Alfredo C. Ramos, with full power of substitution and delegation, in accordance with the authorization specifically granted by the stockholder.

If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponements or adjournments thereof.

Item 3. **Revocability of Proxy.** A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either: (a) by submitting a sworn statement revoking such proxy on or before 24 July 2006; or, (b) by appearing at the Meeting in person and expressing his intention to vote in person.

Item 4. **Persons Making the Solicitation.** The enclosed proxy is solicited in behalf of the Company for use in voting at the 2006 Annual Meeting of Stockholders to be held on the date and time and place stated above and in the Information Statement, and at any postponements or adjournments thereof.

As of the date the Information Statement and this proxy Form are sent to stockholders of record, NO director has informed the Company in writing that he opposes any action intended to be taken by the Company at the Meeting.

There are NO other participants in the solicitation of proxies through this Information Statement, other than the Company.

Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone reminding stockholders to attend the Meeting may be made by the directors, officers and employees of the Company, for which no arrangement are or will be made and no compensation will be paid for such incidental solicitation.

The Company will bear the cost of preparing, collating and delivering to stockholders the Information Statement, the Proxy Form and the accompanying materials. The Company estimates proxy solicitation expenditures to amount to about P150,000.00.

Item 5. **Interest of Certain Persons in Matters to be Acted Upon.** At any time since the beginning of the last fiscal year, NO director, executive officer, nominee for election as director, or associate of such director, executive officer or nominee for election as director has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting, other than election to office.

THE PHILODRILL CORPORATION
8th-9th Floors, Quad Alpha Centrum
125 Pioneer, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 06; Fax (632) 631-8080

8 May 2006

TO OUR STOCKHOLDERS:

Please be advised that the 2006 Annual Meeting of Stockholders of The Philodrill Corporation will be held on **26 JULY 2006, 3:00 P.M.** at the **BANAHAW BALLROOM, THE LEGEND VILLAS,** 60 Pioneer Street, Mandaluyong City 1550, Philippines. The Agenda for the Meeting shall be as follows:

1. Call to Order and Proof of Notice of the Meeting.
2. Determination of Quorum
3. Approval of the Minutes of the 2005 Annual Stockholders' Meeting
4. Report of the Board of Directors
5. Approval of the Company's Annual Report
6. Approval of Acts and Resolutions of the Board of Directors and Management
7. Approval of the Company's Continued Engagement in Oil, Gas and Mineral Exploration, Development, and Allied Activities, and other Secondary Purposes
8. New Business
   - (a) Amendment of Articles of Incorporation
     - (1) Change in Par Value from P1.00 to P0.01 per share
     - (11) Declassification of Shares to Common Shares
   - (b) Amendment of By-Laws
     - (i) To incorporate the Requirements for Nomination & Election of Independent Directors as provided in SRC Rule 38
9. Appointment of Independent External Auditor
10. Election of Directors
11. Other Matters

The Board of Directors fixed the close of business on **14 April 2006** as the **Record Date** for the determination of stockholders entitled to notice of, and to vote at, the Meeting. The stock and transfer books of the Company will not be closed.

Stockholders who cannot attend the Meeting in person are requested to accomplish, sign, date and return the enclosed Proxy Form to the undersigned no later than 5:00 p.m. of 21 July 2006.

For convenience in registering your attendance, please present some form of identification such as driver's license, Company ID, TIN Card, SSS Card, etc. Registration starts at 2:00 p.m. and closes at 2:30 p.m.

(SGD) ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

MANAGEMENT REPORT ACCOMPANYING INFORMATION STATEMENT PURSUANT TO SRC RULE 20 (4)

I. Audited Financial Statements

The audited financial statements of The Philodrill Corporation (the "Company") for the fiscal year ended 31 December 2005 and the interim period ended 31 March 2006 are attached hereto.

II. Disagreements with Accountants on Accounting and Financial Disclosure. **NONE.**

III. Management's Discussion and Analysis or Plan of Operations

(a) Full fiscal years

(1) Financial Condition, Changes in Financial Condition and Results of Operations

Financial highlights for the years 2005 and 2004 are presented below:

(in thousands of Pesos)	2005	2004
Petroleum revenues	78,739	37,575
Investment income	38,282	9,710
Interest & other income	16,518	13,018
Net income (loss)	2,745	(308,281)
Total assets	2,293,019	2,210,921
Net worth	1,796,124	1,764,696
Issued & subscribed capital	1,534,944	1,534,944

The Company posted a net income of ₱ 2.7 million in 2005 compared to ₱ 308.3 million net loss in 2004.

Gross revenues in 2005 rose to ₱ 133.5 million, compared to ₱ 60.3 million in 2004, due to higher income from petroleum operations which went up by ₱41.0 million on account of higher crude prices. The average net price/barrel in 2005 was US$25.97, compared to US$ 19.29 in 2004. Equity in net earnings of associates increased by ₱ 28.60 million, while interest, dividends and other income increased by ₱ 3.5 million due to higher interest income and the foreign exchange gain booked in 2005.

Total costs and expenses in 2005 decreased by ₱ 238.2 million due to the absence in 2005 of the ₱ 255.7 million loss resulting from the disposal of the EPHI shares pledged with Development Bank of the Philippine (DBP) in 2004.

Total assets increased to ₱2.29 billion in 2005 from ₱2.21 billion in 2004. Current assets increased by 24.7% as the Company reclassified some of its receivables to current assets, while non-current assets increased by 1.24% on account of additional equity from affiliates.

Total current liabilities increased to ₱496.3 million in 2005 from ₱297.4 million in 2004. Stockholders' equity increased by ₱ 31.4 million as a result of the ₱ 2.7 million income during the year and the ₱ 28.7 million adjustment in the valuation reserve of the Company's listed stock investments.

PETROLEUM PROJECTS

The Company continues to participate in the following service contracts:

Service Contract/GSEC	Participating Interest
SC 6 (Cadlao)	Carried Party
SC 6A (Octon)	43.330 %
SC 6B (Bonita)	21.875 %
SC 14 (Tara)	22.500 %
SC 14A (Nido)	26.106 %
SC 14B (Matinloc)	41.608 %
SC 14B-1 (North Matinloc)	17.850 %
SC 14C-1 (Galoc)	6.397 %
SC 14C-2 (West Linapacan)	25.588 %
SC 14D (Retention Block)	33.751 %
SC 41 (Sulu Sea)	15.480 %
SC 53 (Onshore Mindoro)*	30.000 %

**includes Philodrill, Anglo and Basic*

Production Blocks

Service Contract 14 A (Nido) and B (Matinloc)

Combined oil production from the Nido and Matinloc Fields totaled 208,445 barrels in 2005, up by 50.5% from the fields' combined output of 138,503 barrels in 2004. The significant increase was due to more frequent liftings following the successful implementation of various production-enhancement measures undertaken for both fields.

The consortium completed a total of 15 shipments from the two fields in 2005, all for Pilipinas Shell with whom the consortium signed a second one-year crude oil sales agreement in November 2005. Under the agreement, Shell is committed to procure from the consortium a nominated volume of 222,000 barrels of crude up to November 2006.

2005 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	2005 Total	*2004 Total*
January	23,446	4,182	27,628	*9,040*
February	8,843	3,847	12,690	*5,224*
March	322	7,683	8,005	*0*
April	13,567	9,727	23,294	*3,472*
May	13,392	11,098	24,490	*9,372*
June	9,612	13,414	23,026	*5,497*
July	0	9,449	9,449	*20,138*
August	13,903	1,967	15,870	*4,314*
September	0	5,185	5,185	*22,245*
October	16,915	8,949	25,864	*26,038*
November	13,399	8,230	21,629	*3,717*
December	7,187	4,121	11,308	*29,446*
Total	120,586	87,859	208,438	*138,503*

The consortium likewise signed an 11-month contract for carriage with Delsan Shipping for the transport and delivery of the Nido production to Pilipinas Shell in Batangas using the vessel M/T Gomburza from January 2006 – November 2006.

Exploration Blocks

Service Contract 6A (Octon)

The Company, as Operator, continued to promote the Octon Block to prospective partners and in 2005, the Company received a formal expression of interest from Vitol Services Ltd., among others. Vitol (who, together with Cape Energy and Team Oil are developing the adjacent Galoc Field) deemed it prudent to integrate the development of the Octon Field with Galoc.

Vitol's appraisal/development plan for Octon will involve the drilling of an appraisal well in the Octon area. Vitol also expressed interest to drill up to two exploratory wells outside the Octon area. The consortium members will be carried free in the appraisal/development of the block, in exchange for which Vitol will earn a 70% equity and assume the operatorship of the block.

Vitol is currently completing its technical and legal due diligence of SC 6A and, subject to the satisfactory completion thereof and Vitol's management approval, a farm-in agreement may then be executed with the consortium members.

SC 6 (Cadlao)

PHILODRILL resigned as Operator of the Cadlao Block effective February 3, 2006. As a non-voting, carried interest party, it would be inappropriate and irregular if PHILODRILL continues to be the operator. As of end-March 2006, the two paying members have yet to decide on who will be the new operator of the block.

SC 6B (Bonita)

Basic Petroleum expressed its interest to farm-in into the block and offered to conduct, at its own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita field. Negotiations between Basic Petroleum and the consortium are ongoing to find mutually acceptable farm-in terms.

SC 14A (Nido)

The Company received an offer from Basic Consolidated to farm-in into SC 14A by conducting: (i) a detailed study to validate the Nido 1X1 feature; and, (ii) an economic evaluation of the prospect. These studies will be undertaken by Basic Consolidated prior to the earning program of drilling the Nido 1X1 and putting it into production.

SC 14C-1 (Galoc)

In March 2005, Cape Energy and Team Oil entered into an agreement with Vitol Services Ltd. for the financing of the Galoc Field development program. Vitol agreed to commit an initial $9 million to the Galoc Production Company (GPC), a joint venture company formed by Cape Energy, Team Oil and Vitol to undertake the Galoc project, and to underwrite a further $60 million in respect of additional developmental capital. The Galoc development mainly consists of a 2-well program with a subsea tie-back to a floating production and storage facility.

In August 2005, a Deed of Assignment was submitted to and approved by the Department of Energy (DOE) giving GPC a 58.29075% interest in the block and operatorship of the block.

GPC estimates start-up production to commence in the third quarter of 2007 at about 15,000-25,000 barrels of oil per day. The Galoc Plan of Development (POD) has been approved by the DOE, subject only to the execution of an Extended Production Test (EPT) Ageement between GPC and DOE.

SC 14 C-2 (West Linapacan)

In 2005, the consortium entertained farm-in offers from Alcorn Gold Resources, Basic Consolidated, Basic Petroleum, Forum Energy and Vitol Services but none of these offers progressed to a definitive farm-in agreement.

Recently, Framework Solutions, a Singapore-based company acting as arranger for a multi-strategy US-based fund, expressed interest in investing in the re-development of West Linapacan. Framework is now in discussion with PNOC, which had expressed similar interest in undertaking a significant role in the re-development of West Linapacan.

SC 41 (Sulu Sea)

In early 2005, UNOCAL withdrew from the consortium, followed shortly by BHP Billiton, Sandakan Oil (OXY) and TransAsia Oil.

Inasmuch as the drilling of the Zebra-1 and Rhino-1 wells in 2004 fully satisfied the work obligations under the contract up to April 2005 and in view of the withdrawal of certain partners, the remaining members of the consortium were able to successfully negotiate a reduction in the work commitment for the succeeding contract year. In lieu of the annual 1-well commitment, the DOE allowed the consortium to implement a geological & geophysical program which will re-evaluate the petroleum play concepts for the area in light of the results of the 2 wells drilled in 2004. Basic Consolidated has been designated operator of the block.

SC 53 (Onshore Mindoro)

In July 2005, the DOE awarded SC 53 to Laxmi Organic Industries (LAXMI) of Thailand. In view of the Company's specialized knowledge, existing database, operational and logistical experience in the Mindoro area, LAXMI entered into a Participation Agreement with the Company by virtue of which the Company (for itself and in behalf of Anglo Philippine Holdings and Basic Consolidated) obtained a 30% carried interest in SC 53 up to the completion of the first mandatory well. DOE formally approved the Participation Agreement in February 2006.

SWAN BLOCK (Deepwater Northwest Palawan)

The consortium submitted a GSEC Application over the SWAN Block in April 2001 and paid the requisite application fees therefor but the same remained pending with the DOE. Sometime in early 2005, the consortium initiated the conversion of the GSEC Application into a full Service Contract Application, consistent with the new DOE practice of awarding service contracts only. The Company and the DOE even exchanged communications indicating that the submitted application was valid and subsisting at the time.

However, without receiving any notification from the DOE that it has rejected and/or declined the Company's application, the DOE awarded SC 57, covering the northern half of SWAN block, to PNOC-EC on 15 September 2005, and SC 58 (West Calamian), covering the southern half of the SWAN block, likewise to PNOC-EC on 12 January 2006.

While the consortium is assessing its legal hold in the area, an option being considered is to negotiate with PNOC-EC for a possible participation by the consortium in the new contracts.

INVESTMENTS IN AFFILIATES

EDSA Properties Holdings Inc. (EPHI), in which the Company has a 5.08% equity interest, reported a consolidated net income of P772 million in 2005, 87.5% higher than the 2004 profit level. These results were partially due to the success of The Shang Grand Tower Project which was completed ahead of schedule in 2005. Sales of The Shang Grand Tower reached P830.6 million in 2005. Rental income increased by 5.4% to P745.7 million in 2005, mainly due to the full year impact of the 2004 developments at Shangri-la Plaza mall, which includes the completion of the Shang Cineplex. Rental income from the Edsa Shangri-la

Manila increased from P56.1 million in 2004 to P57.9 million in 2005. Share in profits of KSA, the owner of The Enterprise Center (TEC) in Makati, increased from P43.6 million in 2004 to P77.7 million in 2005, where the overall occupancy level for TEC increased to approximately 93%. EPHI's second luxury residential project, St. Francis Towers which will be linked to the Shangri-la Mall, the Edsa Shangri-la Manila as well as the Shaw MRT station, is scheduled to be completed before the end of 2008.

Penta Capital Investment Corporation (PCIC), where the Company has a 40% equity interest, posted a consolidated net income of ₱ 15.1 million in 2005 from P 26.8 million in 2004, mainly due to a significant decline in fee-based income.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

(2) Yearend Results

For the year ended 2005, the Company posted a net income of P2.7 million compared to the net loss of P308.3 million in 2004.

(3) Future Prospects

The Company remains optimistic on its future prospects due to: (1) robust petroleum revenues based on current high oil prices; (2) potential additional petroleum revenues from new oilfield developments; and, (3) potential gains from the sale of some of its assets based on current market prices.

The Company expects to continue to benefit from its share in petroleum revenues from the Nido and Matinloc fields. For the first six (6) months of 2006, the Operator expects to generate gross revenues of about US$3.7 million from the Nido and Matinloc fields. The Company anticipates the price of crude oil to remain at their current high levels which will have a favorable impact on petroleum revenues.

(4) Key Variable and Other Qualitative and Quantitative Factors

The top five (5) key performance indicators of the Company are as follows:

	Dec 31, 2005	Dec 31, 2004
Current Ratio	0.16:1	0.07:1
Current Assets	77,070,904	22,175,870
Current Liabilities	496,234,778	297,350,067
Debt to Equity Ratio	0.28:1	0.25:1
Total Liabilities	496,894,593	446,224,409
Stkholders' Equity	1,796,124,094	1,764,696,348
Equity to Debt Ratio	3.61:1	3.95:1
Stkholders' Equity	1,796,124,094	1,764,696,348
Total Liabilities	496,894,593	446,224,409

Book Value per Share	1.17016	1.14968
Stkholders' Equity	1,796,124,094	1,764,696,348
Ave. shs outstanding	1,534,944,016	1,534,944,016
Income (Loss) per Share	0.00179	(0.20084)
Net Income (Loss)	2,744,795	(308,281,512)
Ave. shs outstanding	1,534,944,016	1,534,944,016

Current Ratio increased to 0.16:1 as of December 31, 2005 from 0.07:1 as of December 31, 2004. The Company's Current Liabilities exceeded its Current Assets by P419.2 million as of December 31, 2005 and P275.2 million as of December 31, 2004. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P243.4 million as of December 31, 2005 and P195.2 million as of December 31, 2004. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.65:1 as of December 31, 2005 and 0.73:1 as of December 31, 2004.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity - the information required by this item is contained in Note 2 to the Company's 2005 Audited Financial Statements.

(ii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation EXCEPT as discussed below:

The Company was unable to pay principal installments due for the period September 2003 to December 2005 on its loan with Metropolitan Bank & Trust Company, accordingly, the whole amount of loan was classified as current.

(iii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

(iv) There are NO material commitments for capital expenditures. Although the Company contributes and/or is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs, almost all of the funding for such expenditures is taken out of production or provided by potential farminees to these projects.

(v) There are NO trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations of the Company.

(vi) There are NO significant elements of income or loss that did not arise from continuing operations, EXCEPT the P4.6 million provision for probable losses on deferred oil exploration and development costs related to the Southwest Palawan project.

(vii) There have been no material changes from period to period in one or more line items of the Company's financial statements, EXCEPT those discussed below:

(a) Total assets increased from P2.2 billion as of year-end 2004 to P2.3 billion as of year-end 2005.

- Cash account increased by P5.4 million or 164%, from P3.3 million as of December 31, 2004 to P8.7 million as of December 31, 2005, the increase was due to the collection of some receivables.
- Receivables increased by P13.6 million or 104%. The increase was due to some receivables accrued.
- P39.5 million of advances to related companies was reclassified to current assets in 2005 from noncurrent assets.
- Other Current Assets decreased by P0.08 million or 33% due to the application of prepaid income tax booked as of December 31, 2005.

(b) Total Current Liabilities increased from P297.4 million in 2004 to P496.2 million in 2005.

- Loans payable and current portion of long-term debt decreased by P29.7 million or 51% and P38.8 million or 31%, respectively, mainly due to the settlement of some loans.
- Trade and other payables increased by P9.8 million or 9% due to some accruals booked at year-end.
- Advances from related companies amounting to P257.6 million were reclassified to current liabilities in 2005
- Additional information is also contained in Notes 14 and 17 of the Report of the Independent Auditors.

(c) Stockholders' equity increased by P31.4 million mainly due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

(d) Gross revenues in 2005 totaled P133.5 million compared to P60.3 million in 2004. The increase in revenues in 2005 was accounted for mainly by the higher income from petroleum operations which was up by P41.2 million. The increase was caused primarily by the higher production volume and crude prices in 2005. The average price per barrel in 2005 was US$ 25.97 as compared to US$ 19.29 in 2004. Equity in net earnings of associates increased by P28.6 million or 294% due to the high level of income of the associates. Interest, dividends and other income increased by P3.5 million mainly due to higher other income and foreign exchange gain booked in 2005.

(e) Total costs and expenses in 2005 decreased by P238.2 million. The decrease was due mainly to the absence in 2005 of the P255.7 million loss on disposal of part of the EPHI investment booked in 2004 and the provision for probable loss on deferred oil exploration and development charges of P37.5 million.

(viii) There have been NO seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(A) The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:

(i) Collecting a portion of its Accounts Receivables; or,
(ii) selling a portion of its existing investments and/or treasury shares that it may subsequently acquire; or,
(iii) generating cash from loans and advances.

(B) The Company is now considering farm-in proposals from local and foreign oil companies which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

(C) The Company does not expect to make any purchase or sale of any plant and significant equipment within the next twelve (12) months.

(D) The Company does not expect any significant change in the number of its employees in the next twelve (12) months.

(E) Cost and Effects of Compliance with Environmental Laws – N.A.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

(b) Interim Period – First Quarter, 2006 bold

(i) Financial Condition, Changes in Financial Condition and Results of Operations bold

Revenues for the first quarter ended March 31, 2006 totaled P48.7 million compared to P31.9 million for the same period last year. The increase of P16.8 million, or 52.6%, was primarily due to the increase in petroleum revenues from P24.4 million to P42.3 million on account of high crude prices. The average gross price per barrel for the first three months of 2006 was US$54.51 compared to US$37.23 for the same period last year. For the first quarter ended March 31, 2006, crude oil production totaled 52,604 bbls. compared to 50,059 bbls. for the

same period last year. Interest, dividends and other income increased by P2.6 million or 86.1% mainly due to the cash dividend received from EPHI.

Operating costs, interest and administrative expenses increased by P3.4 million from the aggregate total of P37.8 million for the first quarter of 2005 to P41.2 million for the first quarter of 2006. The increase was due mainly to the increased share in petroleum production costs and interest and other loan charges. The Company's net income amounted to P7.5 million for the first quarter of 2006 compared to P5.9 million net loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	Mar. 31, 2006	Dec. 31, 2005
Current Ratio	*0.18 : 1*	*0.16 : 1*
Current Assets	88,157,499	77,070,904
Current Liabilities	501,824,042	496,234,778
Debt to Equity Ratio	*0.31 : 1*	*0.28 : 1*
Total Liabilities	502,483,857	496,894,593
Stockholders Equity	1,602,228,223	1,796,124,094
Equity to Debt Ratio	*3.19 : 1*	*3.61 : 1*
Stockholders Equity	1,602,228,223	1,796,124,094
Total Liabilities	502,483,857	496,894,593
Book Value per Share	*1.04383*	*1.17016*
Stockholders Equity	1,602,228,223	1,796,124,094
Average shares outstanding	1,534,944,016	1,534,944,016
Income (Loss) per Share	*0.00486*	*(0.0038527)**
Net Income (Loss)	7,456,591	(5,913,699)
Average shares outstanding	1,534,944,016	1,534,944,016

*for the period January to March 2005

The current ratio of 0.16:1 as of December 31, 2005 increased to 0.18:1 as of March 31, 2006. The Company's current liabilities exceeded its current assets by P413.7 million as of March 31, 2006 and P419.2 million as of December 31, 2005. However, a portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P250.4 million as of March 31, 2006 and P243.4 million as of December 31, 2005. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.67: 1 as of March 31, 2006 and 0.65:1 as of December 31, 2005.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets decreased from P2.293 billion as of December 31, 2005 to P2.105 billion as of March 31, 2006. Receivables increased by P12.1 million due to certain accruals booked as of end of the quarter. The investments at equity decreased by P730.0 million from P929.4 million as of December 31, 2005 to P199.4 million as of March 31, 2006. This was mainly

due to the reclassification of the EPHI investment to Available-for-sale (AFS) investments. Deferred exploration and development costs increased by P1.5 million from P805.2 million as of December 31, 2005 to P806.7 million as of March 31, 2006. The increase was due to additional costs capitalized during the interim period.

Total current liabilities increased by P5.6 million from P496.2 million as of December 31, 2005 to P501.8 million as of March 31, 2006 mainly due to accruals made during the period.

Stockholders' equity decreased by P193.9 million mainly due to the adjustment in the valuation reserve pertaining to the Company's investment in EPHI resulting from the reclassification from Investment at equity to AFS investment account.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and/or treasury shares; and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, except as discussed below:

   The Company paid accrued interest but was unable to pay principal installments due from the period September 26, 2003 to March 31, 2006 on its loan with Metropolitan Bank & Trust Company. Accordingly, the whole amount of loan was classified as current.

   In March 2006, the Company successfully obtained approval from the Bangko Sentral ng Pilipinas (BSP) of the redenomination of its loan with RCBC. As of March 31, 2006, the Company was awaiting formal approval from RCBC of the restructuring of the loan.

   The local banks usually charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of March 31, 2006, the Company had not fully recognized the penalty charges by some of the local banks pending the final outcome of negotiations for loan restructuring which usually involves the condonation of a substantial part of the accrued penalties.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$0.5 million (P27.8million) in 2006. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   7.1 Cash increased by P9.3 million or 107.3% due to the collection of receivables.

   7.2 Receivables increased by P12.1 million or 45.1% due to additional trade receivables booked during the period.

   7.3 Crude oil inventory decreased by P1.0 million or 51.5% due to lower volume of crude on storage as of end of the period.

   7.4 Advances to affiliated companies decreased by P9.3 million or 23.4% due to accounts collected during the period.

   7.5 Investments at equity decreased by P730.0 million or 78.6% and AFS investment increased by P529.5 million (net of valuation reserve) or 626.2% due to the reclassification of the EPHI investment from Investment at equity to AFS investment account.

   7.6 Trade and other payables increased by P6.3 million or 5.3% due to some accruals booked during the period.

   7.7 Unrealized losses on the decline in market value of investments increased by P201.4 million or 155.2% mainly due to the booking of the valuation reserve pertaining to the company's investment in EPHI, also as a result from the reclassification of the EPHI investment to AFS investment account.

   7.8 Retained earnings increased by 7.6% due to the P7.4 million net income for the first quarter of 2006.

   7.9 Petroleum revenues increased by P17.8 million or 73.1% due to higher crude prices during the first quarter of 2006.

7.10 Equity in earnings of associates decreased by 82.2% due to the discontinuance of the equitization of the company's investment in EPHI resulting from the reclassification of EPHI investment to AFS investment.

7.11 Interest, dividend and other income increased by 86.1% due to the cash dividend booked during the period.

7.12 Interests, share in costs and operating expenses went up by 27.4% and 6.7% respectively. The increase was mainly due to higher level in the share in these expenses.

7.13 General and administrative expenses decreased by P1.0 mllion due to some cost-cutting measures implemented by the company.

7.14 Net income amounted to P7.5 million for the first three months of 2006, as compared to P5.9 million net loss for the same period last year. The P13.4 million increase was mainly on account of the higher revenue on petroleum operations for the first quarter of 2006.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

Vitol Services Limited continued with their technical and legal due diligence of the SC 6A Block. The 2 months extension of the exclusivity period granted to Vitol for their due diligence expired in March 31, 2006. The consortium is now in the final stages of negotiations for the Vitol farm-in.

Vitol's initial farm-in plan is to develop Octon with Galoc, and to drill 2 exploration wells in SC 6A outside of the Octon area to earn 70% interest and operatorship of the block. In a recent communication, they expressed their willingness to explore the northern half of the block by 2007 with or without achieving commerciality at Octon.

PHILODRILL had written the Department of Environment and Natural Reosurces (DENR) to advise them that the consortium had authorized Galoc Production Company to apply for Environmental Compliance Certificate that will also include the Octon Sub-Block. The interest of the consortium for the Galoc and Octon development would be served best if the DENR approval for the synergistic development of both fields is secured by the GPC in an integrated EIS application.

2.0 Service Contract 6 (Cadlao)

Oriental Petroleum has been elected Operator of the block and will continue to evaluate plans to reactivate the Cadlao field. The Company is a carried interest partner in the block.

3.0 Service Contract 6B (Bonita)

Negotiations between Basic Petroleum and Minerals, Inc. (BPMI) and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

BPMI offers to conduct, at their own expense, seismic and sub-surface studies to firm up the recoverable reserve estimates and forecast potential production rates from the Bonita Field.

4.0 Service Contract No. 14 (Nido and Matinloc Production Blocks)

Production and Operations Review

1st Quarter 2006 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	Total
January	12,507	5,920	18,427
February	14,965	3,252	18,217
March	11,087	4,873	15,960
Total	38,559	14,045	52,604

Total 1st quarter 2006 production from the two fields decreased to 52,604 barrels from the 58,801 barrels produced during the precedent quarter.

The consortium completed two (2) shipments to Pilipinas Shell during the first three months of 2006, involving a total combined volume of 54,847 barrels of Nido and Matinloc crude. The 2,000+ barrels difference between the produced and shipped volumes accounted for the Matinloc crude that remained onboard the storage tanker by end December 2005.

Nido -1X1 Proposal

The Department of Energy has yet to act on the consortium's request to have the Service Contract 14 amended and the Nido Block re-configured to facilitate finalization of Basic Consolidated, Inc.'s farm-in agreement

5.0 Service Contract No. 14 C-1 (Galoc)

The Galoc Production Company (GPC) office in Singapore opened for business on January 3, 2006. As the operations hub, most of the evaluation works and project tendering processes will originate from the GPC Singapore office.

For most part of the 1st quarter 2006, the consortium continued to work on the proposed Joint Operating Agreement (JOA) that will govern the SC 14C-1 Block affairs. Negotiations and discussions regarding the JOA are still ongoing.

The Department of Energy on March 15, 2006 gave a conditional approval of the Galoc Plan of Development (POD), subject to the execution of an Extended Production Test (EPT) agreement between the DOE and GPC. The Galoc POD is anchored on a 2-well development program, with a sub-sea tie-back to a floating production and storage facility. GPC has submitted to the DOE the final draft of the agreement for the contemplated 6-month long EPT.

6.0 Service Contract 14 C-2 (West Linapacan)

In January 2006, the West Linapacan consortium received from Nido Petroleum their proposed farm-in terms sheet to be the basis of a heads of agreement, pursuant to which a farm-in agreement may be prepared and pursued. Member companies were still evaluating the proposed farm-in terms by end-March 2006.

In March, the consortium received a communication from Framework Capital Solutions (Framework), a Singapore-based company acting as arranger for a multi-strategy US-based fund interested in investing in the re-development of the West Linapacan Field. Framework Solutions had already started discussions with PNOC-EC which also expressed interest in participating in the project.

The consortium is currently awaiting a draft memorandum of Understanding/Farm-in Agreement from Framework, which offered to fund the study and possible re-activation of the field in exchange for 75% of the equity of the farming out parties.

7.0 Service Contract No. 41 (Sulu Sea)

Geological and geophysical studies, which aimed at re-evaluating the play concepts for the Sulu Sea area, have been completed. A number of companies had expressed interest to participate in the exploration of the area. Basic Petroleum, the designated block operator, will pursue negotiations with these firms.

8.0 Service Contract No. 53 (Onshore Mindoro)

The DOE finally approved on 22 February 2006 the Participation Agreement (PA) which PHILODRILL executed with Laxmi Organic Industries Ltd.in August 2005. Prior to the DOE approval of the PA, PHILODRILL had secured the participation of Anglo Philippines Holdings and Basic Consolidated to the extent of 5% and 3% interest on the block, respectively. Once formally approved by the DOE, PHILODRILL will have a 22% participating interest in the block.

The Onshore Mindoro consortium is now crafting a new Operating Agreement that will govern the contract and the rights and obligations of all the parties.

9.0 SWAN BLOCK

The DOE awarded SC 58 – West Calamian Block to PNOC-EC in January 2006. The new contract covered the southwestern half of our SWAN Block application.

Basic Consolidated, nominated earlier to negotiate with PNOC-EC, have initiated discussions with the new block holder on the possible participation of the SWAN Block consortium in their exploration of the area.

Properties

The information required by Item 2 is contained in Note 8 to the Company's 2005 Audited Financial Statements.

The Company, as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furniture and other equipments are located at 125 Pioneer Street, Mandaluyong City. A mortgage participation indenture, based on the appraised value of the office condominium units amounting to about ₱71.355M as of October 2005, is used as collateral for some of the Company's loans. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements, are presented below:

SC/GSEC	Participating Interest	Deferred Costs (in thousands)
SC 6A (Octon)	43.330%	₱408,243
(Saddle Rock/Esperanza)	43.330	64,844
SC 6B (Bonita/Cadlao)	21.875	12,710
SC 41 (Sulu Sea)	15.480	145,989
SC 53 (Onshore Mindoro)	22.800	73,595
SWAN Block (NW Palawan)* unified	32.975	98,810
Others		1,058
		₱805,249

The Company together with other participants (collectively, the "Contractor") entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government through the DOE for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries have been made. The aforementioned SCs and GSECs provide for certain minimum work obligations and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido and

Matinloc. The crude oil revenues from these oilfields contributed about 70% of the total gross revenues.. Information as to production volume follows (in barrels):

	2005	2004	2003
Nido	120,586	75,110	80,311
Matinloc	87,852	63,393	68,271
Total	208,438	138,503	148,582

The Company, as an investments holding firm, generates revenues from its investments by way of dividends received from, and/or equitizable share in the earnings of investee companies. Equitized earnings from affiliates constituted about 17% of the total gross revenues.

Employees

The Company has 25 employees as of December 31, 2005.

IV. Brief Description of the General Nature and Scope of Business of the Company

The Company was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development.

PentaCapital Investment Corporation (PCIC) is an investment house with quasi-banking license. Aside from investment banking and financial advisory services, PCIC also specializes in providing securitization services, short-term bridge financing facilities and assistance in raising working capital funds.

EDSA Properties Holdings, Inc. ("EPHI") is one of the country's leading property development firms, with interests in the Shangri-La Plaza Mall, the EDSA Shangri-La Hotel, the Enterprise Center and the soon-to-rise Shang Grand Tower. EPHI is a publicly listed company and its excellent dividend history is proof of its highly successful operations.

V. Market Price and Dividends

The Company's shares are traded in the Philippine Stock Exchange, Inc. The high and low sales prices of the Company's shares for each quarter within the last two (2) fiscal years **are:**

		High	Low
2005			
	First Quarter	0.54	0.22
	Second Quarter	0.38	0.21
	Third Quarter	0.47	0.28

	Fourth Quarter	0.44	0.34
2004			
	First Quarter	0.24	0.14
	Second Quarter	0.29	0.14
	Third Quarter	0.28	0.18
	Fourth Quarter	0.27	0.18

As of the date of the Information Statement, the market price of the Company's "A" and "B" shares are ₱0.90 and ₱0.93, respectively.

Holders. As of the Record Date, 14 April 2006, the Company has 10,875 shareholders, and 1,534,944,016 shares divided into 918,569,839 Class "A" shares and 616,374,177 Class "B" shares. The Company's top twenty (20) stockholders of record as of 14 April 2006 are:

Name	No. of Shares Held	% to Total
1. National Book Store, Inc.	266,526,223	17.369
2. Vulcan Industrial & Mining Corporation	205,876,535	13.413
3. Philex Mining Corporation	174,503,433	11.368
4. Alakor Corporation	51,459,904	3.352
5. Phil. Overseas Telecomms. Corp.	24.234,387	1.579
6. Alakor Securities Corp.	24,223,034	1.578
7. Trafalgar Holdings Phil., Inc.	14,740,821	0.960
8. Teresita dela Cruz	14,060,159	0.916
9. Wealth Securities, Inc.	9,593,122	0.624
10. Oscar T. Lee	7,443,947	0.485
11. Ernesto Chua Chiaco	6,749,999	0.439
12. Henry A. Brimo	6,013,353	0.392
13. Alsons Consolidated Resources, Inc.	5,667,200	0.369
14. Conrado S. Chua	4,905,652	0.319
15. RCBC Trust Account #72-230-8	3,854,825	0.251
16. Ang Ngo Chiong	3,643,112	0.237
17. Nicasio I. Alcantara	3,632,000	0.236
18. Albert Awad	3,515,620	0.229
19. RCBC Trust Account #32-314-4	3,368,821	0.219
20. Alberto Mendoza &/or Jeanie C. Mendoza	3,179,104	0.207

Dividends

The Company did not declare any dividends in fiscal years 2005 and 2004 and no dividends have been declared for the current fiscal year 2006. There are no restrictions that currently limit or are likely to limit the Company's ability to pay dividends now or in the future, except the availability of sufficient retained earnings.

There have been NO recent sales of unregistered or exempt securities and there have been NO recent issuance of securities constituting an exempt transaction.

VI. Corporate Governance

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5, series of 2003, including the accompanying Corporate Governance Self-Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's Corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF:

1. The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as the need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the may be necessary from time to time.

The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of its Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

FINAL LIST OF CANDIDATES
FOR ELECTION AS INDEPENDENT DIRECTOR

(A) Candidates for Election as Independent Director

(1) Identity, names and ages of candidates for election as Independent Director

Name	Age	Current Position	Period of service as such From	To
Honorio A. Poblador III	59	Independent Director	2002	Present
Nicasio I. Alcantara	63	Independent Director	2005	Present

Messrs. Alcantara and Poblador have always possessed the qualifications and none of the disqualifications of an independent director.

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided,* that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired term of his predecessor.

Business Experience During the Past Five (5) Years of Candidates for Independent Directors

Mr. Nicasio I. Alcantara is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in petroleum refinery and distribution (Petron Corp.), cement (Alsons Cement Corp.), power and energy (Alsons Consolidated Resources, Inc.), financial services (All Asia Capital & Leasing, Inc.), agriculture (Sarangani Agricultural Co., Inc.) and diversified holdings (C. Alsons & Sons, Inc.), among others.

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications (Phil. Communications & Satellite Corp., Phil. Overseas Telecommunications Corp.), property development (F & C Realty Corp.) and diversified holdings (Alsons Consolidated Resources, Inc.), among others.

Candidates for Independent Director with directorship(s) in reporting companies

Honorio A. Poblador III	*Philippine Comm. Satellite Corp.*
Nicasio I. Alcantara	*Petron Corporation*

(3) **Family Relationships**

The candidates for election as independent directors of the Company are NOT related by consanguinity or affinity, either with each other or with any other member of the Company's Board of Directors.

(4) **Involvement in Certain Legal Proceedings**

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which an independent director, person nominated to become an independent director of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any independent director, person nominated to become an independent director; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities an independent director, person nominated to become an independent director of the Company; and, (4) judgment against an independent director, person nominated to become an independent director of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any independent director of the Company, or nominee for election as an independent director, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

(C) Security Ownership of Candidates for Independent Directors

The candidates for independent directors own the following number of voting shares as of the Record Date (14 April 2006):

		Amount/Nature of Beneficial Ownership			
Class	Name of Beneficial Owner	Direct	Indirect	Citizenship	Percentage Ownership
A & B	Nicasio Alcantara	3,632,000	0	Filipino	0.236%
A & B	Honorio Poblador III	299,000	0	Filipino	<0.019%

As of the Record Date, the aggregate number of shares owned by the candidates for election as independent director is 3,931,000 shares, or approximately 0.255% of the Company's outstanding capital stock.

Voting Trust Holders of 5% or More

The candidates for election as independent director do not hold more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

The election of independent directors will NOT result in a change in control of the Company.

Except for Messrs. Adrian S. Ramos and Francisco A. Navarro, all the Company's directors were elected in the 2005 Annual Stockholders' Meeting held on 29 June 2005 and have since served in such capacity. Mr. A.S. Ramos was elected director on 18 January 2006 to replace Mr. Gerard H. Brimo who resigned as director, while Mr. Navarro was elected on 22 March 2006 to replace Mr. Maximo G. Licauco III who likewise resigned as director.

THE PHILODRILL CORPORATION

MINUTES
OF THE
ANNUAL MEETING OF STOCKHOLDERS

Held on 29 June 2005, 3:00 p.m.
at the La Colina Room, Valle Verde Country Club
Capt. H. Javier Street, Bgy. Oranbo, Pasig City

Number of Shares Issued and Outstanding	:	1,534,944,016
Shares represented in person and by proxies	:	825,985,304
Percentage of Attendance	:	53.81%

CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2005 Annual Stockholders' Meeting (the "Meeting") and called the meeting to order at 3:00 p.m. He requested the Secretary for proof that the required notices for the present Meeting were duly sent to all stockholders of record as of 15 April 2005 (the "Record Date").

For the purpose of providing proof that required notices for the Meeting were duly sent to stockholders, the Secretary has executed an Affidavit stating that in accordance with the Company's By-Laws, notices containing the date, time, place and agenda of the Meeting were sent at least one (1) month prior to the date of the Meeting (by mail on 28 May and 08 June 2004 and by personal delivery on 21 May and 04 June 2004, both through a messengerial company) to each stockholder as of Record Date at the address of such stockholder appearing in the corporate registry. Notices of the Meeting were also published in the 16 and 19 June 2004 issues of Manila Bulletin, a newspaper of general circulation, specifying the date, time, place and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose and the Sworn Statement of the undersigned authorizing such publication by the Manila Bulletin are attached to the Secretary's Affidavit. The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.

CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting.

The Secretary replied that out of the Company's 1,534,944,016 issued and outstanding shares as of Record date, there are present in person and/or represented by proxies 825,985,304 shares or 53.81% thereof. Thus, on the basis of the registered attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Stockholders' Meeting held on 25 June 2003, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the proxy materials and/or have been inserted in the 2004 Annual Report furnished to each stockholder present as they came into the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Meeting of Stockholders. There being none, a stockholder moved that the reading of the Minutes of the Annual Meeting of Stockholders held last 23 June 2004 be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

REPORT OF THE BOARD OF DIRECTORS

The Chairman announced that the next item in the Agenda is the Report of the Board of Directors. He then requested the Executive Vice President, Mr. Francisco A. Navarro, to present the Exploration Report.

EXPLORATION REPORT

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2004 Annual Report distributed to the stockholders.

Service Contract (SC) 6A (Octon)

The Farmout Agreement with Rock Oil International (ROII) automatically lapsed when ROII failed to drill its commitment well as of September 2004. As a result, the initial interest transferred to ROII as a consideration for the farmout reverted to the consortium.

The consortium is currently in discussion with Commissioning Services, Inc. (CSI) and Black Gold Energy who have expressed interest to farm-in.

SC 6/6B (Cadlao/Bonita)

CSI and Alcorn Gold Resources both expressed interest to reactivate the Cadlao Field and their respective farm-in proposals are being reviewed.

SC 14A and B (Nido, Matinloc)

The Company has taken over operatorship of SC 14 effective August 2004, following Alcorn's withdrawal from the service contract.

The combined oil production from the Nido and Matinloc fields totaled 138,503 barrels in 2004 compared to the 148,582 barrels produced in 2003.

For the first 6 months of 2005, Nido and Matinloc have produced 118,472 barrels. Both the Nido and Matinloc fields are currently being produced under a new one-year supply purchase agreement with Pilipinas Shell which was signed last November 2004 with an indicative volume of 20,000 barrels per month.

SC 14B-1 (North Matinloc, Tara, Libro)

The consortium agreed to farm out to CSI pending changes in documentation raised by Nido Petroleum. TransAsia has been designated by the consortium to continue/conclude negotiations with CSI regarding the farm-out of these blocks.

SC 14C (Galoc, West Linapacan)

In Galoc, following the consortium's signing of the farm-in agreement with Cape Energy and Team Oil in September 2004, Cape Energy and Team Oil have teamed up with Vitol Services Ltd. for the financing of the Galoc Field development program. Vitol agreed to commit an initial $9 million to the Galoc Production Company (GPC), a joint venture company to be formed by Cape Energy, Team Oil and Vitol to undertake the Galoc development project, and to underwrite a further $60 million in respect of additional developmental capital. The Galoc development mainly consists of a 2-well program with a subsea tie-back to a floating production and storage facility.

In West Linapacan, Alcorn Gold and Basic Consolidated have submitted separate, but basically similar, proposals to reactivate the West Linapacan field. Both proponents have offered to pay for the initial geologic/engineering review and the subsequent re-activation of the field in exchange for 75% equity in the block and included other terms similar to the Galoc Farm-In arrangement. The consortium suggested to the proponents to combine their proposals, instead of competing with each other. Hence, the consortium is awaiting a joint farm-in proposal from Basic Consolidated and Alcorn Gold.

SC 41 (Sulu Sea)

In February 2005, UNOCAL withdrew from the consortium, followed shortly by BHP Billiton, Sandakan Oil (OXY) and TransAsia Oil.

Inasmuch as the drilling of the Zebra-1 and Rhino-1 wells in 2004 has fully satisfied the work obligations under the contract up to April 2005 and in view of the withdrawal of certain partners, the remaining all-Filipino members of the consortium is negotiating with with the DOE for a reduction in the work commitment, i.e., to implement a geological & geophysical program which will re-evaluate the petroleum play concepts for the area in light of the results of the 2 wells drilled in 2004, in lieu of the annual well commitment. Basic Consolidated has been designated operator of the block.

GSEC No. 98 (Onshore Mindoro)

Philodrill is negotiating with Laxmi Organic Industries (Thailand) to obtain a 30% carried interest on G&G and first well commitment in the new service contract being applied for by Laxmi in Onshore Mindoro, in exchange for a 70% share Philodrill's past costs and access to Philodrill's database in the area.

SWAN Block (Northwest Palawan)

The consortium's GSEC Application remains pending with the DOE, although the consortium has signified its willingness to upgrade its GSEC Application to a full service contract in view of the recent trend in awarding service contracts instead of GSECs only.

B. <u>FINANCIAL REPORT</u>

Mr. Nazarea stated that the Financial Report consists of a summary of the Company's financial performance in 2004 as compared to 2005, followed by a summary of the Company's interim operating results as of the end of May 2005. The details of the Company's audited financial statements are contained in the 2004 Annual Report which has been distributed to the stockholders.

Compared with the figures for year 2003, the financial highlights for the calendar year ended 31 December 2004 are as follows:

	(Pesos in Millions)	
	Dec. 31, 2004	Dec. 31, 2003
FOR THE YEAR		
Revenues from Petroleum Operations	37.6	21.9
Investment Income	7.9	21.1
Interest & Other Income	13.0	10.0
Net Loss	283.2	38.3
AS OF END OF YEAR		
Total Assets	2,176.6	2,602.5
Total Liabilities	446.2	487.2
Net Worth	1,730.3	2,115.3
Authorized Capital	1,550.0	1,550.0
Issued & Subscribed Capital	1,534.9	1,534.9

The Company's petroleum revenues in 2004 increased to P37.6 Million as against P21.9 Million in 2003, while investment income declined to P7.9 Million in 2004 from P21.1 Million in 2003. There is an increase in the Company's Interest & Other income from P10 Million in 2003 to P13 Million in 2004. The Company sustained a loss of P283.2 Million in 2004 compared to a net loss of P38.3 Million in 2003, mainly due to the booking of a P229.6 Million loss resulting from the auction sale of the Company's EPHI shares which were pledged with the DBP.

Total assets in 2004 declined to P2.18 Billion compared to P2.6 Billion in 2003, while total liabilities in 2004 decreased to P446.2 Million from P487.2 Million in 2003. There were no changes in Authorized and Issued and Subscribed Capital from 2003 to 2004.

Based on the audited financial statements of the Company, the 2004 and 2003 comparative income statements are as follows:

	(Pesos in Millions)	
	Dec. 31, 2004	Dec. 31, 2003
REVENUES		
Petroleum operations	37.6	21.9
Equity in net earnings of associates -- net	7.9	21.1
Interest, dividends & other income	13.0	10.0
Total Revenues	58.5	53.0

COSTS AND EXPENSES		
Loss on Disposal of Shares of Stock	229.6	-
Provision for Probable Losses on Deferred Oil Exploration and Development Costs	37.5	-
Interest and financing charges	32.0	49.0
Depletion & other production costs	28.0	26.7
General & administrative	14.2	13.6
Foreign exchange loss – net		1.9
	341.3	91.2
LOSS BEFORE INCOME TAX	282.8	38.2
PROVISION FOR INCOME TAX	0.4	0.1
NET LOSS	283.2	38.3

Petroleum operations increased by about P15.7 Million due to better oil prices coupled with the cost-cutting measures instituted by the Company as new Operator of SC 14. Equitized earnings of affiliates declined by about P13 million due to reduced equity earnings from EPHI on account of the Company's reduced shareholdings in EPHI arising from the auction sale of 201 million EPHI shares by DBP in early 2004. Mr. Nazarea recalled that the Company obtained a loan from DBP secured by a pledge on 201 million EPHI shares. The Company was able to service the account diligently until lower revenues from petroleum operations made it difficult for the Company to sustain the loan. The Company requested an extension on the loan and even offered to settle the loan by way of a *dacion* of MRT Bonds from an affiliate. However, DBP denied the Company's requests, declined the settlement offer, and insisted on the payment of the loan. Unfortunately, the Company was in a very tight financial position and could not afford to pay the loan at the time. As such, DBP foreclosed on the EPHI shares and offered the same in an auction sale where the shares were sold to the highest bidder at P0.40/share. The reduction of the Company's shareholdings in EPHI mainly accounted for the decline in the Company's equitized earnings for 2004.
There are two (2) items in the 2004 Costs and Expenses that were not present in 2003. First is the P229.6 million loss sustained by the Company on the disposal of its EPHI shares as discussed earlier. Second is the P37.5 Million provision for probable losses on deferred oil exploration costs relating to GSEC 75 whose term had already expired. Year-on-year, interest and financing charges declined by about P1.7 million due to the settlement of the DBP loan while other costs and expenses remained relatively flat.

In sum, the Company incurred a net loss of P283.2 million in 2004 compared to a similar loss of ₱38.3 Million in 2003.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2004 and 2003 are as follows:

	(Pesos in Millions) Dec. 31, 2004	Dec. 31, 2003
Current Assets	22.2	18.8
Property & Equipment – net	296.5	301.1
Investments – net	922.5	1333.6
Advances to Related Companies - net	64.8	68.0
Deferred Oil Exploration & Development Costs – net	798.2	820.5
Other noncurrent assets	72.4	60.5
TOTAL ASSETS	2,176.6	2,602.5
Liabilities	446.2	487.2
Stockholders' Equity	1,730.4	2,115.3
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	2,176.6	2,602.5

Total assets decreased from P2.6 billion in 2003 to P2.18 billion in 2004. The two (2) major items that accounted for the decline in Total Assets are: (a) the Investments and Advances account, which dropped by about P411 million due to the removal of the carrying value of the 201 million EPHI shares that were sold by DBP in an auction sale including the appraisal increment pertaining to those shares; and (b) the Deferred Oil Exploration Costs account, which decreased by P22.3 million on account of the provision made for deferred costs in GSEC 75.

Total Liabilities declined by P41 million due to the settlement of the Company's DBP loan, while Stockholders' Equity decreased by about P385 million mainly on account of the net loss sustained in 2004 which was absorbed by the Company's retained earnings.

The 2004 results of the Company's affiliates are as follows: Penta Capital Investment Corp. (PCIC), where the Company has a 40% equity, reported revenues of P116 million and a net income of P25.5 million in 2004; Penta Capital Holdings Inc. (PCHI), where the Company has a 13.2% equity, reported revenues of P4.1 million and a net income of P1.9 million; and EDSA Properties Holdings Inc. (EPHI), where the Company has a 5.1% equity, reported revenues of P783 million and a net income of about P263 million.

The interim financial results of the Company as of the end of May 2005 were then presented to give an updated picture of the Company's operating results for the first five (5) months of 2005. The comparative interim financial statements for the first five (5) months of 2005 and 2004 are as follows:

	(Pesos in Millions) May 31, 2005	*May 31, 2004*
REVENUES		
Petroleum Operations	31.4	5.9
Equity in net earnings of associates – net	7.9	9.9
Interest, dividends & other income	3.0	5.0
Total Revenues	42.3	20.8
COSTS AND EXPENSES		
Interest and financing charges	18.3	10.2
Depletion & other production costs	20.2	14.3
General & administrative	7.1	5.2
Total Costs & Expenses	45.6	29.7
NET LOSS	(3.3)	(8.9)

Total revenues jumped by about P21 million for the comparative first 5-month periods due to favorable crude prices and better production output in 2005 compared to 2004. With regard to costs and expenses, there is an increase of about P8 million in Interest and Other Charges mainly on account of higher interest rates both on existing and new loans. Depletion and Other Production Costs increased by about P6 million as of the end of May 2005 due to higher operating expenses. Thus, for the first 5 months of the year, the Company sustained an operating loss of about P3.3 million.

The comparative balance sheets for the first five (5) months of 2005 and 2004 are as follows:

	(Pesos in Millions) May 31, 2005	*May 31, 2004*
Current Assets	31.1	10.0
Property & Equipment – net	296.1	299.2
Investments – net	930.3	883.7
Advances to related companies - net	64.8	69.2
Deferred oil exploration & Development costs – net	802.0	824.7
Other noncurrent assets	77.4	64.9
TOTAL ASSETS	2,201.7	2,151.7
Liabilities	470.1	419.8
Stockholders' Equity	1,731.6	1,731.9
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	2,201.7	2,151.7

The Company's total assets increased from P2.15 billion to P2.2 Billion during the comparative first 5 months of 2005 and 2004. There was an upward movement in current assets and investments and advances, but a decline in property and equipment, advances to related companies, and deferred oil exploration costs. Total Liabilities and stockholders equity increased from P2.15 billion as of 31 May 2004 to P2.2 billion as of 31 May 2005.

At this point, the Chairman opened the floor to any questions that the stockholders may have regarding the Management Report presented by Messrs. Navarro and Nazarea.

A stockholder inquired on the details of the Company's loss on the EPHI transaction. Mr. Nazarea explained that the Company's 201 million EPHI shares were sold by DBP in an auction (to settle the Company's loan obligation) at P0.40/share when the going market rate was about P0.36/share. However, the Company's carrying value of the shares was much higher at P1.58, hence the loss of P229.6 million.

The same stockholder asked if the Company did not try to question the valuation of P0.40/share. Mr. Nazarea replied that the sale was conducted through an auction over which the Company has no control over the valuation of the shares. Prices obtained at auction sales are mainly dependent on what bidders are willing to offer for the shares rather than the underlying intrinsic value of the shares.

The stockholder noted that the current market value of EPHI shares is hovering on the P1.00 mark and, apparently, the trade at P0.36 was done in order to benchmark the auction sale at around that price. Mr. Nazarea concurred with the stockholder and added that the Company fully realized the impact of the transaction to the Company's profit & loss statement and, as such, even requested DBP to postpone the auction sale. Unfortunately, the DBP President was adamant in pushing through with the auction sale where Shoemart turned out to be the winning bidder.

The stockholder commented that the auction sale is like a wash sale where the shares were sold for much less than their real underlying value of about P2.00/share and, on this basis, he inquired if the validity of the sale can be questioned. Atty. Arias replied that, technically, the sale cannot be characterized as a wash sale of securities. On the legal side, Atty. Arias added that DBP duly followed the law and the rules on foreclosure and auction sale. DBP had no legal obligation to the Company to get a higher bid price than that which will satisfy its loan exposure of P80 million, which DBP was able to accomplish by accepting the P0.40/share bid from SM.

The stockholder noted that there appears to be something more to the sale. He noted that even Sen. Osmena raised questions on the close relationship of the DBP President with the SM Group. He added that the Company may want to consider selling the remaining 5% interest of the Company in EPHI while the current market price is much better than that obtained in the auction sale. Atty. Arias replied that the Company is, in fact, exerting efforts to find a buyer for the Company's remaining EPHI shares. Mr. Nazarea concurred and added that the Company is intent in lightening its debt burden and the only way it can do so at present is to sell some of its assets. As such, the Company is currently in the process of finding a buyer for its EPHI shares, which is the more marketable asset at present, and hopefully be able to obtain a much better price than the DBP auction price before the end of the year.

There being no further questions, a stockholder moved for the approval of the following resolutions:

> "**RESOLVED,** That the Annual Report of the Company covering the calendar year ending 31 December 2004, which includes the Company's Audited Financial Statements, as well as all the Minutes of the Meetings of the Board of Directors for the said period and all acts and resolutions of the directors and officers of the Company up to the date of this Meeting be confirmed, ratified, and approved;
>
> "**RESOLVED FURTHER,** That the Company's continued engagement in any and all its secondary purposes under its Articles of Incorporation, as amended, particularly in oil exploration, development and allied activities, as the Board of Directors may determine to be in the best interests of the Company has the full support, encouragement and authorization of its stockholders."

The motion having been seconded and there being no objections, the Chairman declared the motion carried and the resolutions approved.

NEW BUSINESS

The Chairman announced that the next item in the agenda is the amendment of the Company's By-Laws to incorporate the provisions of Securities Regulation Code (SRC) Rule 38 on the Requirements for Nomination and Election of Independent Directors, as required by the SEC. The Chairman then inquired if there are enough stockholders and proxies present to approve the proposed amendment.

The Secretary replied that there are less than two-thirds (2/3) of the Company's outstanding capital stock present and/or represented in the present meeting and, under the law, amendment of a corporation's by-laws requires a 2/3 vote of the stockholders. For record purposes, however, the Secretary recommended that the matter be submitted nevertheless to a vote by the stockholders present and/or represented in the Meeting and the appropriate report shall then be made to the SEC. He noted that the proposed amendments were incorporated in the Proxy materials sent to each stockholder of record prior to the Meeting.

Upon motion duly made and seconded, the following resolution was approved by all the stockholders present and/or represented in the Meeting comprising 53.81% of the Company's outstanding capital stock:

"**RESOLVED**, as it is hereby resolved, to approve the amendment of the Company's By-Laws to incorporate the provisions of SRC Rule 38 on the requirements for nomination and election of Independent Directors."

APPOINTMENT OF EXTERNAL AUDITOR

The next item for consideration is the appointment of external auditor for the Company for the calendar year 2005. The Chairman inquired if there are nominees for appointment as external auditor of the Company.

A stockholder nominated the auditing firm of SyCip Gorres Velayo & Co. for appointment as the Company's external auditor for the calendar year ending 31 December 2005. The nomination was duly seconded.

There being no other nominees, the nominations were, upon motion duly made and seconded, closed. The Chairman declared SyCip Gorres Velayo & Co. duly appointed as the Company's external auditors for the calendar year ending 31 December 2005.

ELECTION OF DIRECTORS

The Chairman announced that the next item in the Agenda is the appointment of election inspectors. He suggested that the same be deferred in the meantime and, if there is no election contest, to dispense with the appointment of election inspectors. There being no objections, the Chairman declared the table open for the nomination of directors.

A stockholder nominated the following to compose the Board of Directors of the Company, to serve as such for one (1) year and until their successors shall have been duly elected and qualified in the next annual meeting of stockholders in 2006:

1. ALFREDO C. RAMOS
2. WALTER W. BROWN
3. GERARD H. BRIMO
4. PRESENTACION S. RAMOS
5. AUGUSTO B. SUNICO
6. MAXIMO G. LICAUCO III
7. NICASIO I. ALCANTARA
8. HONORIO A. POBLADOR III
9. CHRISTOPHER M. GOTANCO

The Chairman then asked if there are other nominations. There being none, upon motion duly made and seconded, the nomination for the Board of Directors was closed. There being no objection to the closing of the nomination and considering that there are only nine (9) nominees to the nine-member Board, the Chairman directed the Secretary to cast all votes in favor of all the nominees to the Board of Directors and, thereafter, declared the above-named nominees as the duly-elected directors of the Company. The Chairman then introduced the duly elected directors present in the Meeting to the stockholders.

VIII. ADJOURNMENT

The Chairman inquired if there are other matters which the stockholders would want to discuss in the Meeting. There being no further matters to discuss, upon motion duly made and seconded, the Meeting was adjourned at 4:25 p.m.

Certified Correct:

ADRIAN S. ARIAS
Secretary of the Meeting

Attest:

ALFREDO C. RAMOS
Chairman of the Meeting

REPUBLIC OF THE PHILIPPINES)
CITY OF MANDALUYONG, M.M.) S.S.

SUBSCRIBED AND SWORN to before me this 18 MAY 2006 day of ______ 2006 at Mandaluyong City, affiants exhibited to me their respective Community Tax Certificates, as follows:

Name	Community Tax Certificate No.	Date/Place Issued	
ALFREDO C. RAMOS	12099631	January 2, 2006	- Manila
ADRIAN S. ARIAS	09771415	January 4, 2006	- Mandaluyong City

Doc. No. 06;
Page No. 23;
Book No. 96;
Series of 2006.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC 31 2007
PTR NO 0800937
ISSUED ON 1-2-06
MANDALUYONG CITY

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2005, 2004 and 2003. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weakness in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board / Chief Executive Officer

Reynaldo E. Nazarea
Chief Financial Officer

SUBSCRIBED AND SWORN to before me this 2 6 APR 2006 day of April 2006 affiant(s) exhibiting to me his/her Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	12099631	01/02/2006	Manila
REYNALDO E. NAZAREA	21393721	02/03/2006	Mandaluyong City

BENIGNO F. MORALES
NOTARY PUBLIC
DEC 31, 2007
PTR NO. 0806937
ISSUED ON 1-2-06
MANDALUYONG CITY

DOC. NO. 96
PAGE NO. 20
BOOK NO. 93
SERIES OF 2006

/myf

COVER SHEET

3 8 6 8 3

SEC Registration Number

T H E P H I L O D R I L L C O R P O R A T I O N

(Company's Full Name)

8 t h F l o o r , Q u a d A l p h a C e n t r u m , 1 2 5 P i o n e e r S t r e e t , M a n d a l u y o n g C i t y

(Business Address: No. Street City/Town/Province)

Mr. Reynaldo E. Nazarea

(Contact Person)

631-1801 to 05;
631-8151 to 52

(Company Telephone Number)

1 2 | 3 1

Month *Day*
(Calendar Year)

A A F S

(Form Type)

Month *Day*
(Annual Meeting)

Not Applicable

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Not Applicable

Amended Articles Number/section

Total Amount of Borrowings

10,933

Total No. of Stockholders

₱113.2 million

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI) and PentaCapital Investment Corporation (PentaCapital), the investments in which are reflected in the financial statements under the equity method of accounting. The investments in EPHI and PentaCapital represent about 39% of the Company's total assets in 2005 and 2004, and the equity in their net earnings represent about 30% and 16% of total revenues in 2005 and 2004, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI and PentaCapital, is based solely on the report of the other auditors. The other auditors report on PentaCapital was qualified with respect to the matters discussed in Note 9 to the financial statements. As stated also in Note 9, the Company adjusted the financial statements of PentaCapital to conform to generally accepted accounting principles for purposes of applying the equity method of accounting.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We were unable to perform sufficient additional procedures on the 2005 and 2004 financial statements of PentaCapital Holdings, Inc. (Penta Holdings) audited by other auditors and, we were unable to satisfy ourselves by means of other auditing procedures on the carrying amount of the Company's investment in Penta Holdings of ₱42.3 million in 2005 and ₱44.7 million in 2004, and the corresponding equity in net losses of ₱2.4 million in 2005 and equity in net earnings of ₱0.3 million in 2004.

In our opinion, based on our audits and the reports of other auditors, except for the effects on the 2005 and 2004 financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures, and satisfy ourselves as to the investment in and equity in net losses and net earnings of Penta Holdings as discussed in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized cost of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

As discussed also in Note 2 to the financial statements, as of December 31, 2005 and 2004, the Company's current liabilities exceeded its current assets by ₱419.2 million and ₱275.2 million, respectively. In addition, the Company had difficulty meeting its obligations to its creditor banks. These conditions, along with other matters as set forth in Note 2 to the financial statements, indicate the existence of an uncertainty which casts doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments that may result from the outcome of these uncertainties.

SYCIP GORRES VELAYO & CO.

Jaime F. Del Rosario

Jaime F. Del Rosario
Partner
CPA Certificate No. 56915
SEC Accreditation No. 0076-A
Tax Identification No. 102-096-009
PTR No. 4180830, January 2, 2006, Makati City

May 11, 2006

THE PHILODRILL CORPORATION
BALANCE SHEETS

	December 31	
	2005	2004 (As restated, see Note 4)
ASSETS		
Current Assets		
Cash and cash equivalents (Note 5)	₱8,692,353	₱3,286,916
Receivables (Note 6)	26,753,828	13,139,906
Crude oil inventory	1,954,754	5,501,496
Advances to related companies (Note 18)	39,503,358	–
Other current assets	166,611	247,552
Total Current Assets	77,070,904	22,175,870
Noncurrent Assets		
Investments:		
Associates (Notes 9, 13 and 15)	929,398,112	900,382,625
Marketable equity securities and other investments - net (Note 10)	–	55,872,742
Property and equipment - net (Notes 2, 7 and 8)	296,420,442	296,512,043
Available-for-sale (AFS) investments (Note 10)	84,555,279	–
Investment properties - net	325,957	–
Advances to related companies - net (Note 18)	26,677,076	64,832,665
Deferred oil exploration costs - net (Notes 2, 7 and 11)	805,248,819	798,153,561
Pension asset (Note 22)	–	636,024
Other noncurrent assets - net (Note 12)	73,322,098	72,355,227
Total Noncurrent Assets	2,215,947,783	2,188,744,887
Total Assets	₱2,293,018,687	₱2,210,920,757
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable (Note 13)	₱28,248,902	₱57,946,286
Trade and other payables (Notes 7 and 14)	118,725,702	108,913,861
Current portion of long-term debt (Note 15)	84,987,965	123,813,325
Advances from related companies (Note 18)	257,595,614	–
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	496,234,778	297,350,067
Noncurrent Liabilities		
Pension liability (Note 22)	659,815	–
Advances from related companies (Note 18)	–	114,377,124
Long-term debt - net of current portion (Note 15)	–	34,497,218
Total Noncurrent Liabilities	659,815	148,874,342
Stockholders' Equity		
Capital stock - ₱1 par value (Note 16)		
Authorized - 1.55 billion shares		
Issued	1,482,073,379	1,482,066,842
Subscribed	52,870,637	52,877,174
Subscriptions receivable	(2,112,487)	(2,112,899)
Share in associate's revaluation increment (Note 9)	294,860,608	294,860,608
Unrealized losses on decline in market value of investments (Note 9)	–	(158,419,567)
Unrealized valuation losses on AFS investments (Note 10)	(129,737,028)	–
Retained earnings (Note 16)	98,168,985	95,424,190
Total Stockholders' Equity	1,796,124,094	1,764,696,348
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₱2,293,018,687	₱2,210,920,757

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
STATEMENTS OF INCOME

	Years ended December 31	
	2005	2004 (As restated, see Note 4)
REVENUES		
Share in petroleum operations (Notes 2 and 7)	**₱78,738,794**	₱37,575,381
Equity in net earnings of associates (Note 9)	**38,282,287**	9,709,961
Interest (Note 18)	**9,591,242**	9,898,490
Foreign exchange gains - net (Note 7)	**3,795,918**	1,983,232
Miscellaneous	**3,131,318**	1,135,958
	133,539,559	60,303,022
COSTS AND EXPENSES		
Share in costs and operating expenses (Notes 7 and 19)	**53,848,004**	28,034,642
Interest and financing charges (Notes 2, 13, 15 and 18)	**48,571,843**	31,965,741
General and administrative expenses (Note 20)	**23,053,826**	14,932,953
Provision for probable losses on deferred oil exploration costs (Notes 2 and 11)	**4,556,684**	37,528,646
Loss on disposal of shares of stock (Notes 9 and 13)	–	255,720,486
	130,030,357	368,182,468
INCOME (LOSS) BEFORE INCOME TAX	**3,509,202**	(307,879,446)
PROVISION FOR INCOME TAX (Note 23)	**764,407**	402,066
NET INCOME (LOSS) (Note 17)	**₱2,744,795**	(₱308,281,512)
Basic Income (Loss) Per Share (Note 17)	**₱0.0018**	(₱0.2008)

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Capital Stock (Note 16)							
	Issued	Subscribed	Subscriptions Receivable	Share in Associate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Unrealized valuation losses on AFS investment	Retained Earnings	Total
Balances at January 1, 2004, as previously reported	₱1,482,066,842	₱52,877,174	(₱2,112,899)	₱483,869,872	(₱200,752,169)	₱–	₱344,281,256	₱2,160,230,076
Effect of change in accounting for deferred income tax by an associate (Note 9)	–	–	–	(44,937,283)	–	–	–	(44,937,283)
Effects of adoption of PFRS (Note 4)	–	–	–	–	–	–	59,424,446	59,424,446
Balances at January 1, 2004, as restated	1,482,066,842	52,877,174	(2,112,899)	438,932,589	(200,752,169)	–	403,705,702	2,174,717,239
Recovery in MV of marketable securities	–	–	–	–	28,192,000	–	–	28,192,000
Share in change in associate's revaluation increment (Note 9)	–	–	–	(373,228)	–	–	–	(373,228)
Disposal of associate's shares (Notes 9 and 13)	–	–	–	(143,698,753)	14,140,602	–	–	(129,558,151)
Net loss for the year, as previously stated	–	–	–	–	–	–	(283,218,466)	(283,218,466)
Effects of adoption of PFRS (Note 4)	–	–	–	–	–	–	(25,063,046)	(25,063,046)
Net loss for the year, as restated	–	–	–	–	–	–	(308,281,512)	(308,281,512)
Balances at December 31, 2004, as restated	₱1,482,066,842	₱52,877,174	(₱2,112,899)	₱294,860,608	(₱158,419,567)	₱–	₱95,424,190	₱1,764,696,348
Balances at December 31, 2004, as previously reported	₱1,482,066,842	₱52,877,174	(₱2,112,899)	₱294,860,608	(₱158,419,567)	₱–	₱61,062,790	₱1,730,334,948
Effects of adoption of PFRS (Note 4)	–	–	–	–	–	–	34,361,400	34,361,400
Balances at December 31, 2004, as restated	1,482,066,842	52,877,174	(2,112,899)	294,860,608	(158,419,567)	–	95,424,190	1,764,696,348
Effects of adoption of PAS 39 (Note 4)	–	–	–	–	158,419,567	(158,419,567)	–	–
Balances at January 1, 2005	1,482,066,842	52,877,174	(2,112,899)	294,860,608	–	(158,419,567)	95,424,190	1,764,696,348
Issuance of shares	6,537	(6,537)	412	–	–	–	–	412
Net income for the year	–	–	–	–	–	–	2,744,795	2,744,795
Unrealized valuation gains on AFS investments	–	–	–	–	–	28,682,539	–	28,682,539
Total income recognized for the year	–	–	–	–	–	28,682,539	2,744,795	31,427,334
Balances at December 31, 2005	₱1,482,073,379	₱52,870,637	(₱2,112,487)	₱294,860,608	–	(₱129,737,028)	₱98,168,985	₱1,796,124,094

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
STATEMENTS OF CASH FLOWS

	2005	2004 (As restated, see Note 4)
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) before income tax	**₱3,509,202**	(₱307,879,446)
Adjustments for:		
Interest and financing charges	**48,571,843**	31,965,741
Provision for probable losses on deferred oil exploration costs (Note 11)	**4,556,684**	37,528,646
Depletion and depreciation	**4,421,153**	3,514,068
Loss on disposal of shares of stock (Notes 9 and 13)	**–**	255,720,486
Equity in net earnings of associates (Note 9)	**(38,282,287)**	(9,709,961)
Interest income	**(9,591,242)**	(9,898,490)
Unrealized foreign exchange gains	**(698,551)**	(1,983,232)
Operating income before working capital changes	**12,486,802**	(742,188)
Decrease (increase) in:		
Receivables	**(12,915,371)**	5,259,722
Crude oil inventory	**3,546,742**	(5,501,496)
Other current assets	**80,941**	365,830
Increase (decrease) in trade and other payables	**(12,562,709)**	7,010,314
Net cash generated from (used in) operations	**(9,363,595)**	6,392,182
Interest received	**67,734**	7,087
Interest and financing charges paid	**(25,441,419)**	(15,642,337)
Income taxes paid	**(224,442)**	(402,066)
Net cash used in operating activities	**(34,961,722)**	(9,645,134)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	**9,280,555**	5,038,183
Reductions in (additions to):		
Other noncurrent assets	**8,556,639**	(1,998,493)
Deferred oil exploration costs	**(11,651,942)**	(19,493,535)
Other property and equipment	**(4,655,509)**	(3,732,283)
Advances to related companies	**(1,347,769)**	(682,411)
Investments	**(13,755)**	–
Share in movements of wells, platforms and other facilities	**–**	4,850,513
Net cash from (used in) investing activities	**168,219**	(16,018,026)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from:		
Advances from related companies	**143,218,490**	7,257,453
Subscriptions receivable	**412**	–
Loan availment	**–**	20,000,000
Payments of:		
Long-term debt	**(73,322,578)**	–
Loans payable	**(29,697,384)**	(542,500)
Net cash from financing activities	**40,198,940**	26,714,953
NET INCREASE IN CASH AND CASH EQUIVALENTS	**5,405,437**	1,051,793
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**3,286,916**	2,235,123
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱8,692,353**	₱3,286,916

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

The Philodrill Corporation (the Company or TPC) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969 as an oil exploration and production company. It is also an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engaged in real estate and the others in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding associates as of and for the years ended December 31, 2005 and 2004 is presented in Note 9.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2005 and 2004 and for the years then ended were authorized for issue by the Board of Directors on May 11, 2006.

2. Status of Operations and Management Plans

Petroleum Operations
The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platforms and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets.

The Company's participating interests in the different SCs and GSECs as of December 31, 2005 and 2004 follow:

	Participating Interest (in percentage)	
	2005	2004
SC 6 (Northwest Palawan)		
Block A (Octon)	**43.330**	43.330
Block B (Bonita)	**21.875**	21.875
Cadlao Block	**–***	–*
SC 14 (Northwest Palawan)		
Block A (Nido)	**26.106**	26.106
Block B (Matinloc)	**41.608**	41.608
Block B-1 (North Matinloc)	**17.850**	17.850
Block C-1 (Galoc)	**6.397**	25.588
Block C-2 (West Linapacan)	**25.588**	25.588
Block D (Retention Block)	**33.751**	33.751
Tara Block	**22.500**	22.500
SC 41 (Sulu Sea)	**15.480**	2.322
SC 53 (Onshore Mindoro)	**30.000****	79.455
SWAN Block (Northwest Palawan)	**32.975**	32.975
SW Palawan	**0.000**	1.950

* Carried cost interest with revenue interest of 0.803

** Combined participating interest with Anglo Philippine Holdings Corporation (APHC) and Basic Petroleum and Minerals, Inc. (BPMI)

SC 6 BLOCK A

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium. However, due to the unavailability of a drilling rig, ROII requested for the deferment of its drilling commitment. ROII also reported that its principal investors have decided to defer operations in the Philippines pending resolution of certain legal issues concerning exploration activities in the country by foreign companies. In view of the technical and legal problems facing ROII, the DOE extended the deadline until September 2004. Following the failure of ROII to drill its commitment well on the agreed deadline, the consortium agreed that the Farm-out Agreement with ROII had lapsed and the farmed out interest automatically reverted back to the consortium. With this development, the Company in its capacity as block operator, had started promoting the area.

In early 2005, the consortium received expressions of interest from a number of companies including Black Gold Resources, Commissioning Services, Inc. and Kuwait Foreign Petroleum Exploration Company. For varying reasons, however, no farm-out deal was concluded.

In August 2005, Vitol Services Limited expressed their interest to farm-in into the Octon Block. Together with Cape Energy and Team Oil, Vitol are developing the nearby Galoc field and they deemed it prudent to integrate the development of the Octon Field with Galoc.

SC 6 BLOCK B

Production and exploration activities on SC 6B remain suspended.

In October 2005, BPMI expressed their intent to farm-in into the SC 6B Block. BPMI offered to conduct, at their own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita field. On the basis of BPMI's farm-in offer, a work program for 2006 consisting of the aforementioned activities at an initial budget of $50,000 was submitted to the DOE. Communications and negotiations between BPMI and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

SC 14

The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI). However starting May 2004, operatorship of SC14 was transferred to the Company. Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion.

During the year, production activities continued in Blocks A and B of SC 14. However, production activities in Blocks C and D of SC 14 remained suspended. Galoc Production Company (GPC) has started preparations for the eventual commissioning and installation of production facilities for the reactivation of Galoc field in Block C.

Pursuant to the farm-in agreement executed between the SC 14 Consortium and Nido Petroleum Philippines Pty. Limited (Nido Petroleum, formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum would earn 35% interest by carrying out the seismic survey and an additional 25% interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum would be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to said farm-in agreement, Nido Petroleum sold 50% of its equity to the Company in exchange for sharing 50% of Nido Petroleum's cost as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the SC 14 Consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreements (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest each in SC 14 to Nido Petroleum and the Company in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports as required under the Agreements. Consequently, Nido Petroleum and the Company each earned their 17.5% interests in SC 14. However, a member of the Consortium reminded Nido Petroleum that it has yet to comply with some pending requirements with the DOE. Nido Petroleum and the Company did not exercise their option to drill one well on the contract area.

In November 2002, the Company and the other members of the SC 14 Consortium entered into a study agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the field should the studies show it to be economically feasible. On November 13, 2003, the foreign company notified the SC 14 Consortium that it has completed the phased study on the Galoc Field. The study showed that the field has 23 million barrels of recoverable reserves. Based on the result of the study, the foreign company decided not to pursue the development of the Galoc Field.

In August 2003, the Consortium's crude oil sales agreement with its sole customer expired and was not renewed. Accordingly, the Consortium did not have any crude oil sales from such date up to December 31, 2003. In February 2004, the Consortium signed a crude oil sales agreement with another customer for the spot sale of crude oil produced from the Nido and Matinloc Oilfield. In November 2004, the Consortium renegotiated the crude oil sales agreement into a one year contract for the sale of crude oil of approximately 246,000 barrels at prices defined in the agreement. This contract was renewed for another year in November 2005.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Alcorn Production Phils., Inc. (APPI), and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Inc. (BPMI), Oriental Petroleum & Minerals Corp. (OPMC), Linapacan Oil & Gas Power Corp., Nido Petroleum, Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. and the Company (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the Effective Date; and, (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The significant terms of the Agreement follow:

a. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the SCs and respective Joint Operating Agreements, including but not limited to, the obligation to plug and abandon the useless platforms and other off-shore facilities;

b. The Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to the Closing Date on April 30, 2004; and,

c. At any time prior to the Closing Date, the Buyer, but not the Seller, may, in its sole and absolute discretion, notify the Seller that it does not intend to acquire the Interests, in which case; the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, the Seller will transfer the Interests to the Buyer at the Closing Date pursuant to a mutually acceptable Purchase and Sale Agreement, that will include the following significant terms and conditions, among others:

   i. All Interests will be conveyed on an "as is, where is" basis and the Buyer will assume all rights, responsibilities and obligations in connection with such interests as more fully described in the Agreement;

   ii. The Effective Date of the transfer shall be February 1, 2004, and the Closing Date shall be on April 30, 2004; and,

   iii. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. APPI was the operator of SC 14 until June 30, 2004. As a result of the assignment, the Company, together with OPMC and BPMI became the joint operators of SC 6 and 14 designating the Company as the lead operator starting July 1, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members.

Beginning March 2004, the Company, together with other SC 14 Consortium members, received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Blocks C and D of SC 14.

In September 2004, the Company, together with other SC 14 Consortium members, entered into a farm-in agreement (the Agreement) with a UK-based and an Australian-based company (collectively, the Farmees) to farm-in to the Galoc Field in Block C of SC 14 (the Galoc Block). The Agreement provides for, among others, the designation of the Farmees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the GPC was formed as the special purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.

The suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized cost of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

SC 41

In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Block A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization and assignment to Unocal, the Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. However, during the consortium meeting held last January 10, 2005, Unocal informed the partners of its intent to drop out of the service contract. Unocal's appreciation of the last two wells drilled, which yielded generally negative results, prompted this decision. Sandakan Oil, BHP Billiton and TransAsia have also withdrawn, leaving a small all-Filipino consortium. The new consortium had successfully negotiated a reduction in the work commitment as the contract entered its 8th contract year in May 2005. In lieu of the yearly one well commitment, the consortium had started implementing a geological and geophysical program which will also incorporate efforts to farm-out the block. Basic Consolidated Inc. was designated as the block operator for 2005.

SC 53

GSEC 98, Onshore Mindoro, expired on September 23, 2003, with the DOE. However, the DOE granted the consortium a limited time extension to enable it to complete talks with the Philippine National Oil Company Exploration Development Corporation (PNOC-EDC) which earlier indicated interest to farm-in into the block. The DOE likewise allowed the Company to seek other farminees.

Towards the end of 2004 however, Laxmi Organic Industries Ltd. (Laxmi) of Thailand and Vamex of Vietnam jointly expressed interest on the block. The Company negotiated its participation in the exploration of the block as a carried partner. PNOC - Exploration Corporation (PNOC-EC) also expressed interest to participate in the effort. However, PNOC-EC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Company and Laxmi both executed a Participation Agreement (PA) in August 2005 which was formally approved by the DOE in February 2006.

SWAN Block

The application for a new GSEC submitted by the consortium in April 2001 remained pending with the Department of Energy. Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area during and immediately after the contracting round, the consortium initiated the conversation of the GSEC application into a full service contract application.

However, the DOE granted instead new service contracts that both partially covered the area being applied for by the consortium. PNOC-EC's SC 57, Calamian block, awarded on September 15, 2005, covered the northern half of the SWAN block where there are several viable prospects in the general trend of the Malampaya-San Martin-Bantac discoveries. The DOE followed this up with yet another contract award to PNOC-EC on January 12, 2006. SC 58, West Calamian block, covered the rest of the SWAN area.

The consortium is presently re-assessing its legal hold on the area in view of the recent developments on the SWAN block. One of the options being considered is to negotiate with PNOC-EC on the possible participation of the consortium in their exploration of the area.

SW Palawan Block

The application for a new GSEC which was earlier submitted by an all-Filipino consortium led by operator TransAsia Oil & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bid over the area. This application was supposed to replace the expired GSEC 64, which counted among its members Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including TransAsia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, the Company no longer sees any technical justification to participate in any exploration activity in the area. In 2005, the Company made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to ₱4.6 million.

GSEC 75

The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as a 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROCG did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Company made a provision for probable losses on the deferred exploration costs related to GSEC 75 amounting to ₱37.5 million.

<u>Debt Servicing</u>
As of December 31, 2005 and 2004, the Company's current liabilities exceeded its current assets by ₱ 419.2 million and ₱275.2 million, respectively. As more fully discussed in Notes 13 and 15, the Company failed to pay certain maturing principal loan balances and interests to its creditor banks. These conditions indicate the existence of an uncertainty which casts doubt about the Company's ability to continue as a going concern.

A portion of the "AFS investments" account in the balance sheets, consist of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations, might be called for by future circumstances. These shares of stock have an aggregate market value of ₱ 84.6 million as of December 31, 2005.

In 2006, the Company was successful in the redenomination of its loans with Rizal Commercial Banking Corporation (RCBC). The Company is continuously negotiating with the other creditor bank for the restructuring of its loans.

The accompanying financial statements do not include any adjustments that may result from the outcome of these uncertainties.

3. Summary of Significant Accounting Policies

Basis of Financial Statement Preparation

The financial statements of the Company, which include the share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs as discussed in Notes 2 and 7, have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). These are the Company's first financial statements prepared in compliance with PFRS.

The Company prepared its financial statements until December 31, 2004 in conformity with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*, in preparing the financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to all the years presented except those pertaining to financial instruments. An explanation of how the adoption of PFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The financial statements of the Company have been prepared on a historical cost basis, except for available-for-sale investments which are measured at fair value and crude oil inventory which is valued at market. The financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRS. All values are rounded to the nearest peso except as otherwise indicated.

Significant Accounting Judgments and Estimates

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

Determining functional currency

Based on the economic substance of the underlying circumstances relevant to the Company, the functional currency of the Company has been determined to be the Philippine peso. The Philippine peso is the currency of the primary economic environment in which the Company operates.

Operating lease commitments - Company as lessor

The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimating allowances for doubtful accounts

The Company evaluates specific accounts where the Company has information that certain customers are unable to meet their financial obligations. Factors such as the Company's length of relationship with the customers and the customers' current credit status are considered to determine the amount of reserves that will be recorded in the receivables account. These reserves are re-evaluated and adjusted as additional information becomes available. Allowance for doubtful accounts in 2005 and 2004 amounted to ₱9.3 million. These receivables, net of allowance for doubtful accounts, amounted to ₱166.2 million and ₱150.2 million as of
December 31, 2005 and 2004 respectively (see Notes 5, 12 and 18).

Estimating reserves

Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

As of December 31, 2005 and 2004, wells, platforms and other facilities amounted to ₱294.6 million and ₱293.9 million, respectively (see Note 8).

Deferred income tax assets
The Company reviews deferred tax assets at each balance sheet date and recognizes these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. No deferred tax assets were recognized in 2005 and 2004. Deferred income tax assets amounting to ₱60.9 million and ₱53.9 million in 2005 and 2004, respectively, have not been recognized since management believes that the carryforward benefit would not be realized prior to its expiration (see Note 23).

Pension and other retirement benefits
The determination of the Company's obligation and cost for pension benefits is dependent on their selection of certain assumptions used by actuaries in calculating such amounts. The assumed discount rates were determined using the market yields on Philippine government bonds with terms consistent with the expected employee benefit payout as of balance sheet dates. The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. In accordance with PAS 19, *Employee Benefits*, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other retirement obligations. Pension expense amounted to ₱1.3 million in 2005 and ₱0.8 million in 2004. Pension liability amounted to ₱0.7 million as of December 31, 2005 (see Note 22). Pension asset amounted to ₱0.6 million as of December 31, 2004 (see Note 22).

Estimating useful lives of property and equipment
The Company estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2005 and 2004, the aggregate net book values of property and equipment amounted to ₱296.4 million and ₱296.5 million, respectively.

Impairment of Available-for-Sale Investments
An impairment issue arises with respect to available for sale investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Company evaluates the financial health of the issuer, among others. In the case of available-for-sale equity instruments, the Company expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Company's investments. Fair value of available-for-sale investments amounted to ₱ 84.6 million as of December 31, 2005. No impairment losses were recognized in 2005.

Impairment of property and equipment, investments in associates and deferred oil exploration costs
Philippine generally accepted accounting principles requires that an impairment review be performed when certain impairment indicators are present. Determining the value of property and equipment, investments and deferred oil exploration costs, which require the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the Company to make estimates and assumptions that can materially affect its financial statements. Future events could cause the Company to conclude that these assets are impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. As of December 31, 2005, the aggregate net book values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.4 million, ₱929.4 million and ₱805.2 million, respectively. As of December 31, 2004, the aggregate net book values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.5 million, ₱900.4 million and ₱798.2 million, respectively. Impairment losses recognized on deferred oil exploration costs amounted to ₱4.6 million and
₱37.5 million in 2005 and 2004, respectively.

Accounting Policies

Cash and Cash Equivalents
Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Receivables
Prior to 2005, receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

Financial Assets and Financial Liabilities (Effective January 1, 2005)
Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss.

The Company recognizes a financial asset or a financial liability in the balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expenses or income. Distributions to holders of financial instruments classified as equity are charged directly to stockholders' equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realized the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified as either financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity investments and AFS financial assets, as appropriate. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial Assets at Fair Value through Profit or Loss
Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets and financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term or if upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated and considered effective hedging instruments. Assets or liabilities classified under this category are carried at fair value in the balance sheets. Gains or losses on investments held for trading are recognized in the statements of income.

The Company does not have financial assets and financial liabilities at fair value through profit or loss as of December 31, 2005.

Held-to-Maturity Investments
Nonderivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost.

The Company does not have held-to-maturity investments as of December 31, 2005.

Loans and Receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statements of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

As of December 31, 2005, the Company's loans and receivables include trade and other receivables, advances to related company and other financial assets.

AFS Financial Assets
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three preceding categories. AFS assets are carried at fair value in the balance sheets. Changes in the fair value of such asset are accounted for in stockholders' equity.

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in the stockholders' equity.

Interest-bearing Loans and Borrowings
All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statements of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities

Financial Assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

Financial Liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Impairment of Financial Assets

The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets Carried at Amortized Cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets Carried at Cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-For-Sale Financial Assets

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statements of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Crude Oil Inventory

Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion and depreciation and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	5

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and, depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates

The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statements of changes in stockholders' equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2005	2004
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.21**	13.21
EDSA Properties Holdings Inc. (EPHI)	**5.08**	5.08

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Wells, platform and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest is recognized as it accrues taking into account the effective yield on the asset.

Dividends

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits

The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a Lessor
Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes
Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax
Deferred income tax is provided using the balance sheet liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in the statements of changes in stockholders' equity and not in the statements of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share
Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments
For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

4. Explanation of Transition to PFRS

As stated in Note 3, these are the Company's first financial statements prepared in conformity with PFRS. The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*, in preparing these financial statements, with January 1, 2004 as the date of transition.

The adoption of PFRS resulted in certain changes to the Company's previous accounting policies. The comparative figures for the 2004 financial statements were restated to reflect the changes in policies except those relating to financial instruments. The Company availed of the exemption under PFRS 1 and applied PAS 32 and PAS 39, the standards on financial instruments, from January 1, 2005.

An explanation of the effects of adoption of PFRS is set forth in the following tables and notes (amounts in thousands). All other accounts not affected by the transition to PFRS are no longer shown in the succeeding tables.

Reconciliation of equity as of January 1, 2004 (date of transition)

	Notes	Previous GAAP	Effect of transition to PFRS	PFRS
Investments in associates	a	₱1,281,145	59,424	₱1,340,569
Total assets		2,602,539	59,424	2,661,963
Retained earnings	a	344,281	59,424	403,706
Total liabilities and stockholders' equity		2,602,539	59,424	2,661,963

Reconciliation of equity as of December 31, 2004 (end of last period presented under previous GAAP)

	Notes	Previous GAAP	Effect of transition to PFRS	PFRS
Investments in associates	a	₱866,657	33,725	₱900,383
Pension asset	b	–	636	636
Total assets		2,176,560	34,361	2,210,921
Retained earnings	a,b	61,063	34,361	95,424
Total liabilities and stockholders' equity		2,176,560	34,361	2,210,921

Reconciliation of loss for the year ended December 31, 2004

	Notes	Previous GAAP	Effect of transition to PFRS	PFRS
Revenues	a	₱58,520	1,783	₱60,303
Costs and expenses	a,b	341,336	26,846	368,182
Loss before income tax		282,816	25,063	307,879
Provision for income tax		402	–	402
Net loss		₱283,218	25,063	₱308,281
Loss per share		₱0.1845		₱0.2008

The explanation of the effects of the transition to PFRS as indicated in the previous tables, are as follows:

a. PFRS 3, *Business Combinations*
The Company applied PFRS to investments in associates on January 1, 2004. Adoption of PFRS resulted in the reversal of the balance of the unamortized negative goodwill included in investments in associates as of January 1, 2004 of ₱59.7 million as a credit to retained earnings and reversing the goodwill amortization in 2004 of ₱3.1 million. Loss on disposal of shares in 2004 (included in Costs and Expenses) also increased by ₱26.1 million pertaining to negative goodwill on shares foreclosed.

b. PAS 19, *Employee Benefits*
Under previous GAAP, pension benefits were actuarially determined and past service cost and experience adjustments were amortized over the expected average remaining working lives of the covered employees. Under PFRS, pension benefits are determined using the projected unit credit method. Actuarial gains and losses that exceed a 10% "corridor" are amortized over the expected average remaining working lives of participating employees and vested past service cost, recognized immediately (see Note 3). The adoption of PAS 19 increased net loss by ₱0.8 million for the year ended December 31, 2004 and increased retained earnings by ₱0.6 million and ₱1.4 million as of December 31, 2004 and January 1, 2004, respectively.

c. Financial Instruments
PAS 32, *Financial Instruments: Disclosure and Presentation*

PAS 32 covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the entity, types of risks associated with financial instruments (market risk, foreign exchange risk, price risk, credit risk, liquidity risk and cash flow risk), fair value information of financial assets and financial liabilities and the entity's financial risk management policies and objectives. The standard also requires financial instruments to be classified as debt or equity in accordance with their substance and not their legal form. Additional disclosures required by the standard were included.

The standard also requires presentation of financial assets and financial liabilities on a net basis when an entity: (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

PAS 39, *Financial Instruments: Recognition and Measurement*

PAS 39 establishes the accounting and reporting standards for the recognition and measurement of the entity's financial assets and financial liabilities. PAS 39 requires financial instruments at fair value through profit or loss to be recognized initially at fair value, including related transaction costs. Subsequent to initial recognition, an entity should measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at amortized cost, except for liabilities classified under fair value through profit and loss and derivatives, which are subsequently measured at fair value.

PAS 39 also establishes the accounting and reporting standards requiring that every derivative instrument (including certain derivatives embedded in other contracts) be recorded in the balance sheets as either an asset or liability measured at its fair value. PAS 39 requires that changes in the derivative's fair value be recognized currently in the statements of income unless specific hedges allow a derivative's gains and losses to offset related results on the hedged item in the statements of income, or deferred in the stockholders' equity as "Cumulative translation adjustments". PAS 39 requires that an entity must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through income.

As allowed by the Securities and Exchange Commission (SEC), PAS 39 was adopted from January 1, 2005.

The change in accounting policy resulted in the reclassification of the Company's investments in various listed and non-listed shares of stock, previously classified as investments in marketable equity securities, to AFS investments. The change has no impact on stockholders' equity as of January 1, 2005.

Effect on the cash flow statements for 2004

There are no material differences between the cash flow statement prepared under PFRS and the cash flow statement presented under previous GAAP.

Other adopted PFRS

The Company also adopted the following revised and new standards. Comparative presentation has been amended and disclosures included as required by the standards. Adoption of these standards has no effect on stockholders' equity as at January 1 and December 31, 2004.

- PAS 1, *Presentation of Financial Statements*;
- PAS 2, *Inventories*;
- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*;
- PAS 10, *Events after the Balance Sheet Date*;

- PAS 17, *Leases*;
- PAS 21, *The Effects of Changes in Foreign Exchange Rates*;
- PAS 24, *Related Party Disclosures*;
- PAS 31, *Interests in Joint Venture*; and
- PAS 33, *Earnings Per Share*; and
- PAS 40, *Investment Property*

Standards Effective Subsequent to 2005

The Company did not early adopt the following standards and amendments that have been approved but are not yet effective:

- Amendments to PAS 19, *Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures* - The revised disclosures from the amendments will be included in the Company's financial statements when the amendments are adopted in 2006.

- PFRS 6, *Exploration for and Evaluation of Mineral Resources*, effective 2006 – The Company will adopt PFRS 6 beginning January 1, 2006. The standard permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of PAS 8. Thus, under PFRS 6, the entity may continue to use the accounting policies applied immediately before adopting PFRS 6. This includes continuing to use recognition and measurement practices that are part of those accounting policies. It also requires entities recognizing exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. It varies the recognition of impairment from that in PAS 36, but measures the impairment in accordance with PAS 36 once the impairment is identified.

- *PFRS 7, Financial Instruments - Disclosures* - The revised disclosures on financial instruments provided by this standard will be included in the financial statements when the standard is adopted in 2007.

5. Cash and Cash Equivalents

	2005	2004
Cash	**₱1,671,837**	₱3,286,916
Short-term investments	**7,020,516**	–
	₱8,692,353	₱3,286,916

Cash with banks earn interest at the respective bank deposit rates. Short-term investments are made for varying periods up to three months depending on the immediate cash requirements of the Company, and earn interest at the respective short-term investment rates.

6. Receivables

	2005	2004
Accounts with contract operator (see Note 7)	**₱26,291,799**	₱12,605,009
Advances to officers and employees	**462,029**	534,897
	₱26,753,828	₱13,139,906

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

7. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related revenues and expenses of the venture, which are included in the financial statements, are as follows:

	2005	2004
Current assets:		
Receivables	**₱26,291,799**	₱12,605,009
Noncurrent assets:		
Property and equipment - net		
Wells, platform and other facilities	**586,490,003**	583,407,178
Less accumulated depletion	**(291,906,556)**	(289,517,895)
	294,583,447	293,889,283
Deferred oil exploration costs	**805,248,819**	798,153,561
Other noncurrent assets	**5,521,526**	16,713,202
	1,105,353,792	1,108,756,046
	₱1,131,645,591	₱1,121,361,055
Current liabilities:		
Trade and other payables	**₱56,893,776**	₱70,412,443
Revenues:		
Share in petroleum operations	**₱78,738,794**	₱37,575,381
Foreign exchange gains (losses) - net	**(698,551)**	(55,521)
	78,040,243	37,519,860
Share in cost and operating expenses:		
Costs of petroleum operations		
Production costs	**51,459,342**	26,395,531
Depletion	**2,388,662**	1,639,111
	53,848,004	28,034,642
	₱24,192,239	₱9,485,218

8. Property and Equipment

	Wells, Platforms and Other Facilities					
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B - 1	Office Condominium Units and Improvements	Transportation equipment	Office furniture, fixtures and equipment	**Total**
As of December 31, 2005:						
At January 1, 2005, net of accumulated depletion and depreciation	**₱282,176,738**	**₱11,712,545**	**₱2,112,071**	**₱420,000**	**₱90,689**	**₱296,512,043**
Reclassification to investment property	**–**	**–**	**(325,957)**	**–**	**–**	**(325,957)**
Additions	**3,082,824**	**–**	**–**	**783,177**	**789,508**	**4,655,509**
Transfers	**–**	**–**	**–**	**–**	**–**	**–**
Disposals	**–**	**–**	**–**	**–**	**–**	**–**
Depletion and depreciation for the year	**–**	**(2,388,662)**	**(700,471)**	**(1,203,177)**	**(128,843)**	**(4,421,153)**
At December 31, 2005, net of accumulated depletion and depreciation	**₱285,259,562**	**₱9,323,883**	**₱1,085,643**	**₱–**	**₱751,354**	**₱296,420,442**
At January 1, 2005:						
Cost	**₱294,462,379**	**₱288,944,799**	**₱14,009,422**	**₱6,852,131**	**₱10,066,668**	**₱614,335,399**
Accumulated depletion and depreciation	**(12,285,641)**	**(277,232,254)**	**(11,897,351)**	**(6,432,131)**	**(9,975,979)**	**(317,823,356)**
Net carrying amount	**₱282,176,738**	**₱11,712,545**	**₱2,112,071**	**₱420,000**	**₱90,689**	**₱296,512,043**
At December 31, 2005:						
Cost	**₱297,545,203**	**₱288,944,799**	**₱10,774,461**	**₱6,035,308**	**₱10,678,176**	**₱613,977,947**
Accumulated depletion and depreciation	**(12,285,641)**	**(279,620,916)**	**(9,688,818)**	**(6,035,308)**	**(9,926,822)**	**(317,557,505)**
Net carrying amount	**₱285,259,562**	**₱ 9,323,883**	**₱1,085,643**	**₱–**	**₱751,354**	**₱296,420,442**
As of December 31, 2004:						
At January 1, 2004, net of accumulated depletion and depreciation	₱283,705,387	₱13,002,197	₱2,812,542	₱1,265,750	₱358,465	₱301,144,341
Additions	3,321,864	349,459	–	–	60,960	3,732,283
Transfers	(4,850,513)	–	–	–	–	(4,850,513)
Disposals	–	–	–	–	–	–
Depletion and depreciation for the year	–	(1,639,111)	(700,471)	(845,750)	(328,736)	(3,514,068)
At December 31, 2004, net of accumulated depletion and depreciation	₱282,176,738	₱11,712,545	₱2,112,071	₱420,000	₱90,689	₱296,512,043
At January 1, 2004:						
Cost	₱295,991,028	₱288,595,340	₱14,009,422	₱6,852,131	₱10,005,708	₱615,453,629
Accumulated depletion and depreciation	(12,285,641)	(275,593,143)	(11,196,880)	(5,586,381)	(9,647,243)	(314,309,288)
Net carrying amount	₱283,705,387	₱13,002,197	₱2,812,542	₱1,265,750	₱358,465	₱301,144,341
At December 31, 2004:						
Cost	₱294,462,379	₱288,944,799	₱14,009,422	₱6,852,131	₱10,066,668	₱614,335,399
Accumulated depletion and depreciation	(12,285,641)	(277,232,254)	(11,897,351)	(6,432,131)	(9,975,979)	(317,823,356)
Net carrying amount	₱282,176,738	₱11,712,545	₱2,112,071	₱420,000	₱90,689	₱296,512,043

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the realization of deferred exploration costs which is dependent upon additional discoveries of oil reserves, among others.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱3.1 million in 2005 and ₱3.3 million in 2004.

9. Investments in Associates

The details of investments in associates carried under the equity method follow:

	2005	2004
Acquisition cost:		
EPHI	**₱285,559,241**	₱285,545,486
PentaCapital	**158,648,939**	158,648,939
Penta Holdings	**30,000,000**	30,000,000
	474,208,180	474,194,425
Accumulated equity in net earnings:		
Balance at beginning of year, as previously reported	**97,602,216**	148,009,662
Effects of adoption of PFRS	**33,725,376**	58,032,755
Balance at beginning of year, as restated	**131,327,592**	206,042,417
Equity in net earnings for the year	**38,282,287**	9,709,961
Accumulated equity on disposed EPHI shares	**–**	(79,386,603)
Dividends received	**(9,280,555)**	(5,038,183)
Balance at end of year	**160,329,324**	131,327,592
Share in EPHI's revaluation increment on land and land improvements:		
Balance at beginning of year, as previously reported	**294,860,608**	483,869,872
Effect of change in accounting for deferred income tax by EPHI	**–**	(44,937,283)
Balance at beginning of year, as restated	**294,860,608**	438,932,589
Revaluation increment on disposed EPHI shares	**–**	(143,698,753)
Share in change of EPHI's revaluation increment	**–**	(373,228)
Balance at end of year	**294,860,608**	294,860,608
	₱929,398,112	₱900,382,625

Following is summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2005			2004 (As restated)		
	EPHI	Penta Capital	Penta Holdings	EPHI	Penta Capital	Penta Holdings
Revenues	**₱1,669,145**	**₱73,171**	**₱905**	₱813,114	₱120,466	₱2,341
Income before other income (expenses)	**528,994**	**17,092**	**17**	346,343	35,649	136
Net income	**744,770**	**14,616**	**(18,078)**	312,549	25,047	1,937
Total assets	**19,448,815**	**530,422**	**352,357**	18,775,101	540,108	371,096
Investments and advances	**16,893,954**	**363,733**	**226,049**	17,557,767	384,261	246,282
Property and equipment	**49,270**	**45,158**	**–**	84,570	46,047	–
Total liabilities	**5,218,391**	**58,893**	**9**	5,231,976	69,654	687

EPHI

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital formation from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2005 and 2004, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of the assumption of past due receivables from a certain customer of PentaCapital Finance Corporation, a subsidiary, amounting to ₱1.0 million in 2005 and ₱2.5 million in 2004;

b. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱ 0.6 million and ₱2.2 million, net of possible collection, in 2005 and 2004, respectively;

c. Recognition of management fee when cash is received rather than when earned resulting to overstatement of income recognized by ₱1.6 million in 2005 and ₱2.3 million in 2004;

d. Direct charge to retained earnings of current year expenses amounting to ₱9.4 million in 2005; and

e. Nonimpairment testing of goodwill acquired in a business combination amounting to ₱10.5 million as of December 31, 2005 and 2004.

The net effect of the above matters would have decreased PentaCapital's net income by ₱7.5 million in 2005 and ₱17.1 million in 2004, net of tax effect, had PentaCapital followed accounting principles generally accepted in the Philippines. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. The adjustment decreased the Company's net income by ₱3.0 million in 2005 and increased net loss by ₱6.8 million in 2004.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of current and prior years.

Penta Holdings

Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consist mainly of interest income from short-term investments.

Undistributed Earnings of Associates

The undistributed earnings of associates included in the Company's retained earnings amounting to ₱160.3 million in 2005 and ₱131.3 million in 2004, based on their financial statements, are not currently available for distribution as dividends unless declared by the associates.

10. Available-For-Sale Investments/Investments in Marketable Equity Securities and Other Investments

The details of available-for-sale investments in 2005 are as follows:

	Cost	Fair Value
Atlas Consolidated Mining and Development Corporation	₱101,061,306	₱18,115,099
APHC – A	49,095,645	42,392,900
Vulcan Industrial & Mining Corporation (VIMC) - A	16,061,971	4,110,314
United Paragon Mining Corporation (UPMC) - A	12,803,152	1,893,393
Fil-Estate Land, Inc.	10,423,888	2,489,664
South China Resources, Inc.	2,775,235	1,334,195
Camp John Hay	20,305,556	2,805,000
Others	11,871,105	11,414,714
	₱224,397,858	₱84,555,279

In 2004, investments in marketable equity securities and other investments consist of:

Marketable securities - at lower of aggregate cost or market value	
Cost	₱204,092,302
Less allowance for decline in market value	158,419,567
	45,672,735
Other investment - Camp John Hay Golf Club, Inc.	
Cost	20,305,555
Less allowance for decline in market value	10,105,548
	10,200,007
	₱55,872,742

The details of marketable equity securities in 2004 are as follows:

	Cost	Market Value
Atlas Consolidated Mining and Development Corporation	₱101,061,306	₱12,024,678
APHC – A	49,095,645	15,460,940
Vulcan Industrial & Mining Corporation (VIMC) - A	16,061,971	2,117,434
United Paragon Mining Corporation (UPMC) – A	12,803,152	1,363,243
Fil-Estate Land, Inc.	10,423,888	2,800,872
South China Resources, Inc.	2,775,235	489,205
Others	11,871,105	11,416,363
	₱204,092,302	₱45,672,735

As of December 31, 2004, the marketable securities are carried at their aggregate market values which are lower than their aggregate cost of ₱204.1 million. The gross unrealized losses on decline in market value of marketable securities in 2004 amounted to ₱158.4 million.

On January 1, 2005, investments in marketable equity securities and other investments were classified as AFS investments.

11. Deferred Oil Exploration Costs

The balance of deferred oil exploration costs includes capitalized interest costs amounting to ₱3.3 million in 2005 and ₱9.5 million in 2004.

The full recovery of the deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company no longer sees any technical justification to participate in any exploration activity in SW Palawan block. In view of this, the Company made a provision for probable losses on the exploration activity in the area amounting to ₱4.6 million in 2005.

In 2004, the Company provided for probable losses on the deferred oil exploration costs related to GSEC 75 amounting to ₱37.5 million.

12. Other Noncurrent Assets

	2005	2004
Accrued interest receivables (see Note 18)	**₱65,715,295**	₱56,191,784
Accounts with partners (see Note 7)	**5,521,526**	16,713,202
Dividends receivable	**2,250,000**	2,250,000
Others	**3,513,556**	878,520
	77,000,377	76,033,506
Less allowance for doubtful accounts (see Note 18)	**3,678,279**	3,678,279
	₱73,322,098	₱72,355,227

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2 advanced by the Company, net of cash contributions.

Dividends receivable represents the Company's share in the dividends declared by Penta Holdings.

13. Loans Payable

	2005	2004
Loans obtained from local banks:		
RCBC	**₱28,248,902**	₱29,946,286
Bank of the Philippine Islands (BPI)	**–**	28,000,000
	₱28,248,902	₱57,946,286

Loans obtained from local banks
In 2006, the Company's loans with RCBC amounting to ₱28.2 million as of December 31, 2005 were redenominated from US Dollars to Philippine pesos.

On December 29, 2004, BPI approved the reinstatement of the Company's ₱28 million loan into two (2) new short term loans of ₱18 million and ₱10 million. The reinstated loans have terms of 360 days, bears interest at prevailing market rate, are secured by existing participation in the mortgage trust indenture on the Company's four condominium units and existing pledge on 43,646,000 EPHI shares and pledge on subsequent/future stock dividends on these shares, and were used to pay-off the Company's existing loans with BPI. These loans were fully settled in 2005.

Due to the continuing difficulty of the Company to settle its liability to DBP, the pledged shares on the loans were sold by public auction by DBP on January 23, 2004. Total liabilities extinguished by the disposal of the EPHI shares amounted to ₱82.6 million (inclusive of interests and penalties). The said disposal resulted to a loss of ₱255.7 million in 2004.

Interest on the bank loans is computed based on prevailing bank rates, ranging from 11% to 13% in 2005 and 2004.

14. Trade and Other Payables

	2005	2004
Trade (see Note 7)	**₱55,568,649**	₱65,870,666
Accrued interest (see Notes 13, 15 and 18)	**47,576,669**	24,446,245
Accounts with partners (see Note 7)	**12,911,786**	12,266,458
Others	**2,668,598**	6,330,492
	₱118,725,702	₱108,913,861

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2, advanced for the Company by other partners, net of cash payments.

15. Long-term Debt

	2005	2004
Metropolitan Bank and Trust Co. (MBTC)	**₱59,987,965**	₱59,987,965
PentaCapital (see Note 18)	**25,000,000**	20,000,000
UCPB	**–**	78,322,578
	84,987,965	158,310,543
Current portion of long-term debt	**84,987,965**	123,813,325
	₱–	₱34,497,218

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by certain properties of a related company.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan. In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing on the principal loan balance. Accordingly, the whole amount of the loan was classified as current.

In December 2004, the Company entered into an agreement with PentaCapital to obtain a loan amounting to ₱85 million which was subsequently reduced to ₱50 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2005, the Company had drawn ₱25.0 million from this facility.

The outstanding principal and accrued interest on the UCPB loans were restructured effective November 15, 2004 into 2 new term loans of ₱67.1 million and ₱11.2 million. The restructured loans are payable over a period of 1 year and 8 months with monthly principal and interest payments of ₱1.0 million, a bullet payment of ₱39.0 million on the 5th month and the balance of ₱30.07 million payable upon maturity. The loans are secured by a deed of pledge over various shares of stock owned by the Company and the joint and solidary obligation of the Company's president for collateral shortfall. These loans were fully settled in 2005.

16. Capital Stock

	Number of Shares	Amount
Class A	930,000,000	₱930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 10,933 shareholders in 2005 and 11,086 shareholders in 2004.

The details and changes in the Company's issued and subscribed shares follow:

	2005		2004	
	Number of Shares	**Amount**	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	**882,927,891**	**₱882,927,891**	882,927,891	₱882,927,891
Issuance of shares	**6,537**	**6,537**	–	–
Balance at end of year	**882,934,428**	**882,934,428**	882,927,891	882,927,891
Common Class B	**599,138,951**	**599,138,951**	599,138,951	599,138,951
	1,482,073,379	**₱1,482,073,379**	1,482,066,842	₱1,482,066,842

	2005		2004	
	Number of Shares	**Amount**	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	**35,639,812**	**₱35,639,812**	35,639,812	₱35,639,812
Issuance of shares	**(6,537)**	**(6,537)**	–	–
Balance at end of year	**35,633,275**	**35,633,275**	35,639,812	35,639,812
Common Class B	**17,237,362**	**17,237,362**	17,237,362	17,237,362
	52,870,637	**₱52,870,637**	52,877,174	₱52,877,174

17. Basic Income (Loss) Per Share

	2005	*2004 (As restated, see Note 4)*
Net income (loss)	***₱2,744,795***	*(₱308,281,512)*
Weighted average number of issued and subscribed dhares	**1,534,944,016**	1,534,944,016
Income (loss) per share	**₱0.0018**	(₱0.2008)

18. Related Party Disclosures

The Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱9.5 million in 2005 and ₱7.4 million in 2004. Interest expense related to loans from related parties amounted to ₱37.6 million in 2005 and ₱14.6 million in 2004.

a. Amounts due from related parties are summarized as follows:

	Advances to Related Companies		Accrued Interest Receivables	
	2005	2004	**2005**	2004
UPMC	**₱26,677,076**	₱25,695,101	**₱25,760,217**	₱22,263,986
VIMC (see Note 27)	**24,179,106**	23,814,412	**18,176,672**	13,771,621
Fil-Energy Corporation	**14,251,893**	14,251,893	**18,100,126**	16,477,898
Ocean Composite Yacht, Inc. (OCYI)	**4,500,000**	4,500,000	**2,955,344**	2,955,344
Pacific Rim Export Holdings, Corp. (Primex)	**1,114,118**	1,114,118	**722,935**	722,935
Others	**1,072,359**	1,071,259	**–**	–
	71,794,552	70,446,783	**65,715,294**	56,191,784
Less allowance for doubtful accounts	**5,614,118**	5,614,118	**3,678,279**	3,678,279
	₱66,180,434	₱64,832,665	**₱62,037,015**	₱52,513,505

Current and noncurrent portion of advances to related companies are as follows:

	2005	2004
Current	**₱39,503,358**	₱–
Noncurrent	**26,677,076**	64,832,665
	₱66,180,434	₱64,832,665

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company fully provided for its total receivables from OCYI and Primex in 2002.

b. Amounts due to related companies are summarized as follows:

	Loans Payable/Long-term Debt		Advances from Related Companies	
	2005	2004	**2005**	2004
PentaCapital	**₱25,000,000**	₱20,000,000	**₱–**	₱46,655
National Bookstore, Inc.	–	–	**32,221,956**	32,221,956
Alakor Corporation	–	–	**43,199**	43,199
APHC	–	–	**4,190,620**	2,315,221
Euronote Profits Ltd.	–	–	**218,085,589**	75,695,843
Shareholders and others	–	–	**3,054,250**	4,054,250
	₱25,000,000	₱20,000,000	**257,595,614**	₱114,377,124

Loans and advances from related companies bear interest at 15% - 21% per annum.

The compensation of key management personnel of the Company follows:

	2005	2004
Short-term employee benefits	**₱9,595,510**	₱1,623,707
Post-employment benefits	**10,859,550**	9,474,713
	₱20,455,060	₱11,098,420

19. **Share in Costs and Operating Expenses**

	2005	2004 (As restated, see Note 4)
Petroleum operations (see Note 2)	**₱39,190,852**	₱25,839,824
Personnel (see Note 21)	**8,952,083**	555,707
Outside services	**3,316,407**	–
Depletion and depreciation (see Note 8)	**2,388,662**	1,639,111
	₱53,848,004	₱28,034,642

20. **General and Administrative Expenses**

	2005	2004 (As restated, see Note 4)
Personnel (see Note 21)	**₱9,325,981**	₱6,799,536
Outside services	**2,824,104**	478,840
Depreciation (see Note 8)	**2,032,491**	1,874,957
Dues and subscriptions	**1,758,587**	1,566,132
Utilities	**1,598,697**	1,549,514
Transportation and travel	**1,171,731**	310,324

(Forward)

	2005	2004 (As restated, see Note 4)
Supplies	**1,020,562**	122,264
Taxes and licenses	**854,629**	423,262
Entertainment, amusement and recreation	**829,091**	60,072
Repairs and maintenance	**190,711**	340,675
Insurance	**123,305**	169,621
Advertising	**43,225**	57,480
Others	**1,280,712**	1,180,276
	₱23,053,826	₱14,932,953

21. Personnel Expenses

	2005	2004 (As restated, see Note 4)
Salaries and wages	**₱15,114,957**	₱5,120,929
Employees' benefits (Note 22)	**2,855,800**	1,948,748
Social expenses	**307,307**	285,565
	₱18,278,064	₱7,355,242

22. Pension Benefit

The Company has a defined benefit pension plan covering substantially all of its employees, which require contributions to be made to separately administered funds.

The following tables summarize the components of net benefit expense recognized in the statements of income and the funded status and amounts recognized in the balance sheets for the plan.

Net benefit expense

	2005	2004 (As restated, see Note 4)
Current service cost	**₱571,075**	₱500,943
Interest cost on benefit obligation	**1,809,839**	1,541,962
Expected return on plan assets	**(1,085,075)**	(1,014,292)
Unrecognized plan assets due to ceiling	**–**	(272,945)
Net benefit expense	**₱1,295,839**	₱755,668

Pension asset (liability)

	2005	2004 (As restated, see Note 4)
Fair value of plan assets	**₱11,037,015**	₱13,563,443
Defined benefit obligation	**11,537,548**	12,927,419
	(500,533)	636,024
Unrecognized actuarial losses	**(159,282)**	–
	(₱659,815)	₱636,024

Changes in the present value of the defined benefit obligation are as follows:

	2005	2004 (As restated, see Note 4)
Opening defined benefit obligation	**₱12,927,419**	₱11,014,018
Interest cost	**1,809,839**	1,541,962
Current service cost	**571,075**	500,943
Benefits paid	**(3,770,785)**	(129,504)
Closing defined benefit obligation	**₱11,537,548**	₱12,927,419

Changes in the fair value of plan assets are as follows:

	2005	2004
g fair value of assets	**₱13,563,443**	₱12,678,655
ed return	**1,085,075**	1,014,292
s paid	**(3,770,785)**	(129,504)
al gains	**159,282**	–
fair value of plan assets	**₱11,037,015**	₱13,563,443

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	%
Deposits in banks	1
Fixed income securities	97
Others	2
Total	100

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The principal assumptions used in determining pension benefit obligations in 2005 and 2004 for the Company's plan are shown below:

Discount rate	14%
Expected rate of return on assets	8%
Future salary increase	10%

23. **Income Taxes**

The provision for income tax consists of:

	2005	2004
MCIT	**₱750,895**	₱400,649
Final taxes on interest income	**13,512**	1,417
	₱764,407	₱402,066

A reconciliation of income tax expense applicable to income (loss) before income tax at the statutory income tax rate to the provision for income tax follows:

	2005	2004 (As restated, see Note 4)
Income tax at statutory rate	**₱1,140,491**	(₱98,521,423)
Add (deduct) tax effects of:		
Expired net operating loss carryover (NOLCO) and MCIT	**11,373,820**	15,442,433
Unrecognized deferred income tax assets	**7,018,757**	4,657,120
Equity in net earnings of associates	**(12,441,743)**	(3,107,188)
Change in tax rate	**(5,079,437)**	–
Dividend income not subject to income tax	**(341)**	(171,413)
Loss on disposal of EPHI shares (see Notes 9 and 13)	**–**	81,830,556
Others	**(1,247,140)**	271,981
	₱764,407	₱402,066

Deferred tax assets on the following items have not been recognized as management believes that it is more likely that these will not be recovered through future operations:

	2005	2004
NOLCO	**₱41,248,755**	₱38,122,536
Provision for probable losses	**14,729,866**	12,009,167
Allowance for doubtful accounts	**3,252,339**	2,973,567
MCIT	**1,247,414**	807,890
Pension expense	**453,543**	
	₱60,931,917	₱53,913,160

As of December 31, 2005, NOLCO and MCIT that can be claimed as deduction from future taxable income or used as deduction against future income tax liabilities, respectively, follows:

Year incurred	Expiry date	NOLCO	MCIT
2003	2006	₱58,987,394	₱95,870
2004	2007	26,107,225	400,649
2005	2008	32,758,966	750,895
		₱117,853,585	₱1,247,414

The movements in NOLCO and MCIT follow:

NOLCO	**2005**	2004
Beginning balance	**₱119,132,925**	₱139,793,277
Additions	**32,758,966**	26,107,225
Expirations	**(34,038,306)**	(46,767,577)
Ending balance	**₱117,853,585**	₱119,132,925

MCIT	**2005**	2004
Beginning balance	**₱807,890**	₱884,049
Additions	**750,895**	400,649
Expiration	**(311,371)**	(476,808)
Ending balance	**₱1,247,414**	₱807,890

Republic Act (RA) No. 9337 was recently enacted into law effective November 1, 2005 amending various provisions in the existing 1997 National Internal Revenue Code of the Philippines. Among the reforms introduced by the said RA are as follows:

- Increase in the corporate income tax rate from 32% to 35%, with a reduction thereof to 30% beginning January 1, 2009;
- Expanded the scope of transactions subject to VAT which includes the sale of petroleum products;
- Grant of authority to the Philippine President to increase the 10% value added tax (VAT) rate to 12% effective January 1, 2006, subject to compliance with certain economic conditions;
- Revised invoicing and reporting requirements for VAT; and
- Provided thresholds and limitation on the amount of VAT credits that can be claimed.

Due to the enactment of the RA, the effective statutory income tax rate as of December 31, 2005 is at 32.5%. The deferred income tax assets and liabilities as of December 31, 2005 were measured using the appropriate corporate income tax rate on the year it is expected to be reversed or settled.

On January 31, 2006, the Bureau of Internal Revenue issued Revenue Memorandum Circular No. 7-2006 increasing the VAT rate from 10% to 12%, effective February 1, 2006.

24. Commitments and Contingencies

The Company's share in the exploration expenditures in the SCs and GSECs mentioned in Note 2 is approximately US$0.5 million (₱27.8 million) in 2006.

25. Financial Risk Management Objectives and Policies

The Company's principal financial instruments comprise of cash and available-for-sale investments. The main purpose of these financial instruments is to raise funds for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Company's financial instruments are liquidity risk, foreign currency risk, and credit risk. The BOD reviews and agrees policies for managing each of these risks and they are summarized below.

Credit Risk
The Company's principal credit risk is its dependence on one customer. In the event of any law or regulations or as a result of such law or regulation, the interest of the Company might be materially reduced, prejudiced or severely affected.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents and available-for-sale financial assets, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Liquidity Risk
The Company's objective is to maintain a balance between continuity of funding and flexibility.

26. Financial Instruments

Fair Values
Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments in 2005 follows:

	Carrying Amount	Fair Value
Financial assets:		
Cash and cash equivalents	₱8,692,353	₱8,692,353
Trade and other receivables	26,753,828	26,753,828
Advances to related parties	66,180,434	66,180,434
AFS investments	84,555,279	84,555,279
Other financial assets	73,322,098	73,322,098

	Carrying Amount	Fair Value
Financial liabilities:		
Trade and other payables	118,725,702	118,725,702
Loans payable and current portion of long term debt	113,236,867	113,236,867
Advances from related parties	257,595,614	257,595,614
Other financial liabilities	6,676,595	6,676,595

Fair Value of Financial Instruments

Fair value is defined as the amount at which the financial instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and receivables

The carrying amount of cash and cash equivalents and trade and other receivables approximate fair value due to the relatively short-term maturity of these financial instruments.

Variable-rate borrowings

Where the repricing of the variable-rate interest bearing loan is frequent, the carrying amount approximates the fair value. Otherwise, the fair value is determined by discounting the principal plus the known interest payment using current market rates..

AFS financial assets

The fair values of the AFS financial assets are based on quoted market prices.

27. Event After the Balance Sheet Date

In May 2006, VIMC and the Company entered into a deed of absolute assignment wherein VIMC assigned and transferred TPC shares owned by it to the Company by way of dacion en pago in settlement of VIMC's certain obligations to the Company amounting to ₱40.7 million as of December 31, 2005.

28. Supplemental Information on Statements of Cash Flows

Noncash investing and financing activities in 2004 follow:

a. Settlement of DBP loans and interest of ₱64,799,147 and ₱17,757,326, respectively, from the proceeds of the disposal of EPHI shares with a carrying value of ₱274,695,105 and noncurrent marketable securities with a cost of ₱37,491,082 (see Notes 9 and 13);

b. Restructuring of interest on UCPB loans as principal of ₱11,228,825;

c. Payment of the PentaCapital Loan and interest by a related party of ₱68,379,508 and ₱1,221,792, respectively; and,

d. Offsetting of accounts with related parties of ₱3,821,470.

UNAUDITED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD

31 MARCH 2006

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) March 31 2006	(Audited) December 31 2005
ASSETS		
Current Assets		
Cash & short term placements	18,018,286	8,692,353
Receivables	38,825,015	26,753,828
Crude oil inventory	946,995	1,954,754
Advances to affiliated companies - net	30,249,125	39,503,358
Other current assets	118,078	166,611
Total Current Assets	88,157,499	77,070,904
Noncurrent Assets		
Property and equipment - net	295,824,331	296,420,442
Investment Property	325,957	325,957
Investments - Associates	199,352,261	929,398,112
Available-for-sale investments	614,043,129	84,555,279
Advances to affiliated companies - net	26,677,076	26,677,076
Deferred oil exploration and devt costs - net	806,747,018	805,248,819
Other noncurrent assets	73,584,808	73,322,098
Total Noncurrent Assets	2,016,554,580	2,215,947,783
TOTAL ASSETS	2,104,712,079	2,293,018,687
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	27,259,206	28,248,902
Trade and other payables	125,004,662	118,725,702
Current portion of long-term debt	84,987,965	84,987,965
Advances from related companies	257,895,614	257,595,614
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	501,824,042	496,234,778
Noncurrent Liabilities		
Pension liability	659,815	659,815
Total Noncurrent Liabilities	659,815	659,815
Stockholders' Equity		
Capital stock - P1 par value		
Authorized - 1.55 billion shares		
Issued	1,482,073,379	1,482,073,379
Subscribed	52,870,638	52,870,637
Subscriptions receivable	(2,112,487)	(2,112,487)
Share in associate's revaluation increment	294,860,606	294,860,608
Unrealized losses on decline in market value of investments	(331,089,488)	(129,737,028)
Retained Earnings	105,625,575	98,168,985
Total Stockholders' Equity	1,602,228,223	1,796,124,094
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	2,104,712,080	2,293,018,687
	(1)	0

* includes listed marketable securities amounting to P613,685,985 and P808,398,391 as March 2006 and December 2005, respectively.

THE PHILODRILL CORPORATION

Statements of Income

	January 1 to March 31 2006	January 1 to March 31 2005
REVENUES		
Share in petroleum operations	42,283,046	24,424,691
Equity in net earnings of associates - net	794,460	4,467,638
Interest, dividends and other income	5,597,327	3,007,972
	48,674,833	31,900,301
COSTS AND EXPENSES		
Interest and financing charges	14,421,638	11,322,794
Share in costs and operating	20,779,379	19,471,719
General and administrative	6,017,225	7,019,457
Loss on sale of investment	0	0
	41,218,242	37,813,970
INCOME (LOSS)	7,456,591	(5,913,669)

Earnings (loss) per share was computed as follows:

Net income (loss)	7,456,591	(5,913,669)
Weighted average number of shares	1,534,944,016	1,534,944,016
Loss per share	0.0048579	(0.0038527)

THE PHILODRILL CORPORATION

Statements of Cash Flows

(Unaudited)

	January 1 to March 31 2006	January 1 to March 31 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	7,456,591	(5,913,669)
Adjustments for:		
Depletion, depreciation and amortization	702,643	809,601
Equity in net losses (earnings) of associates - net	(794,460)	(4,467,638)
Operating loss before working capital changes	7,364,774	(9,571,706)
Decrease (increase) in:		
Receivables	(12,071,186)	(919,329)
Crude oil inventory	1,007,759	778,488
Other current assets	48,533	(3,180)
Increase in accounts payable and accrued expenses	6,578,959	(5,015,375)
Net cash from (used in) operating activities	2,928,839	(14,731,102)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	0	0
Reductions in (additions to):		
Property and equipment	(106,532)	(680,263)
Deferred oil exploration and development costs	(1,498,199)	(2,294,988)
Advances to affiliated companies - net	9,160,381	(2,730,950)
Investments	0	0
Other noncurrent assets	(168,860)	(2,485,694)
Share in affiliates' revaluation increment	0	0
Net cash from (used in) investing activities	7,386,790	(8,191,894)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds (Payments) of:		
Subscriptions receivable	0	227
Loans payable	(989,696)	22,893,144
Net cash from (used in) financing activities	(989,696)	22,893,371
NET INCREASE (DECREASE) IN CASH	9,325,933	(29,625)
CASH, BEGINNING	8,692,353	3,286,916
CASH, ENDING	18,018,286	3,257,291

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	March 2006	March 2005
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,073,379	1,482,066,842
Issuance during the first quarter	0	1,135
Balance at end of first quarter	1,482,073,379	1,482,067,977
Subscribed		
Balance at the beginning of year	52,870,637	52,877,174
Issuance during the first quarter	0	(1,134)
Balance at end of first quarter	52,870,637	52,876,040
Subscriptions receivable		
Balance at the beginning of year	(2,112,487)	(2,112,899)
Collection of subscriptions receivable	0	227
Balance at end of first quarter	(2,112,487)	(2,112,672)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	294,860,608	294,860,606
Adjustment during the first quarter		
Balance at end of first quarter	294,860,608	294,860,606
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(129,737,028)	(158,419,567)
Adjustment during the first quarter	(201,352,460)	14,936,919
Balance at end of first quarter	(331,089,488)	(143,482,648)
Retained Earnings		
Balance at the beginning of year	98,168,985	61,062,789
Net income (loss) for the first quarter	7,456,591	(5,913,669)
Balance at end of first quarter	105,625,576	55,149,120
Total Stockholders' Equity	1,602,228,225	1,739,358,423

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE YEAR ENDED MARCH 31, 2006

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	462,029	448,425	357,394		553,060		553,060
	462,029	448,425	357,394	0	553,060	0	553,060

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE QUARTER ENDED MARCH 31, 2006

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
Investments in associates-at equity									
EDSA Properties Holdings Inc.	214,145,690	724,200,253				724,200,253	0	0	
Penta Capital Investment Corp.	1,600,000	162,852,471	794,460				1,600,000	163,646,931	
Penta Capital Holdings, Inc.	300,000	42,345,389					300,000	42,345,389	
		929,398,113	794,460	0	0	724,200,253		205,992,320	0
Amount shown under the caption "Available For Sale Investments"									
EDSA Properties Holdings Inc.				724,200,253			214,145,690	724,200,253	
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	49,874,000	49.095.645					49,874,000	49,095,645	
Vulcan Industrial & Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
Fil-Estate Corporation	152,073	170,769					152,073	170,769	
South China Petroleum Explo., Inc.	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
CJH Golf Club, Inc.	17	20,305,556					17	20,305,556	
Asian Oil and Gas (Phils.), Inc.		357,144					0	357,144	
Lepanto Consolidated Mining Co.	99,279	15,852					99,279	15,852	
Hi-Cement Corporation	50,000	450,000					50,000	450,000	
		224,397,858	0	0	0	0		948,598,111	0
less-allowance for decline in market value		139,842,579				(201,352,461)		341,195,040	
		84,555,279		0		(201,352,461)		607,403,071	
		1,013,953,392	794,460	0	0	522,847,792	0	813,395,391	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE QUARTER ENDED MARCH 31, 2006

Name of Affiliate	Beginning Balance	Ending Balance	Amount shown under caption in related balance sheet: "Current Assets"	Amount shown under caption in related balance sheet: "Noncurrent Assets"
United Paragon Mining Corporation	26,677,076	26,920,974	243,898	26,677,076
Vulcan Industrial and Mining Corporatioı	24,179,106	24,179,106	24,179,106	
Fil-Energy Corporation	14,251,893	4,753,762	4,753,762	
Ocean Composite Yacht, Inc.	4,500,000	4,500,000		4,500,000
Pacific Rim Export Holdings, Corporatio	1,114,118	1,114,118		1,114,118
Minoro Mining Corporation	1,031,278	1,031,278	1,031,278	
Others	41,081	41,081	41,081	
	71,794,552	62,540,320	30,249,126	32,291,194
Less-allowance for doubtful accounts	5,614,118	5,614,118		5,614,118
	66,180,434	56,926,202	30,249,126	26,677,076

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	586,490,002				586,490,002
Office condominium units and improvements	10,774,461				10,774,461
Office furniture, fixtures and equipment	10,678,176				10,678,176
Transportation equipment	6,035,308				6,035,308
	613,977,947	0	0	0	613,977,947

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	291,906,557	449,331			292,355,888
Office condominium units and improvements	9,688,818	68,586			9,757,404
Office furniture, fixtures and equipment	9,926,822	78,193			10,005,015
Transportation equipment	6,035,308				6,035,308
	317,557,505	596,111	0	0	318,153,616

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	847,328,371	1,498,199				848,826,570
less-Allowance for unrecoverable deferred oil explo costs	(42,079,552)					(42,079,552)
	805,248,819	1,498,199	0	0	0	806,747,018

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE QUARTER ENDED MARCH 31, 2006

Title of issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-term debt" in related balance sheet
Metropolitan Bank and Trust Company	59,987,965	59,987,965	0
Penta Capital Investment Corporation	25,000,000	25,000,000	0
	84,987,965	84,987,965	0

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE QUARTER ENDED MARCH 31, 2006

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P1.00 par value	1,550,000,000	1,482,073,379	52,870,638	0	7,202,439	1,527,741,578

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receivables									
1) Account with contract operator	38,271,956	13,051,310	22,989,741		2,230,905				
less allowance for doubtful accounts	0								
Net Trade Receivables	38,271,956	13,051,310	22,989,741	0	2,230,905	0	0	0	0
b) Non-trade receivables									
1) Account with officers and employees	553,059		195,944	357,115					
less allowance for doubtful accounts	0								
Net Non-Trade Receivables	553,059	0	195,944	357,115	0	0	0	0	0
Net Receivables	38,825,015	13,051,310	23,185,685	357,115	2,230,905	0	0	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receivables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Account with officers and employees	other advances to officers and employees	

SEC Number *38683*
File Number
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23-A
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

CENTRAL RECEIVING UNIT
Received by:
MAR 23 P 3:04

FORM 23-A

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person NAVARRO, FRANCISCO A. (Last) (First) (Middle) 8th Flr., Quad Alpha Centrum (Street) 125 Pioneer St., (City) (Province) (Postal Code) Mandaluyong City	2. Date of Event Requiring Statement (Month/Day/Year) March 22, 2006 3. Tax Identification Number 100-717-285 4. Citizenship Filipino	5. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION 6. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) 7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned %	Number	3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
COMMON SHARES				
CLASS " A "	0.00	436	(I)	Broker
Class " B "	0.00	1,617	(I)	Broker

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A (continued) **Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)**

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

FRANCISCO A. NAVARRO

March 23, 2006

(Print or Type Responses)

SEC Number *38683*
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23-A
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-A

REVISED

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Date of Event Requiring Statement (Month/Day/Year)	5. Issuer Name and Trading Symbol
RAMOS, ADRIAN S. (Last) (First) (Middle)	Feb. 02, 2006	THE PHILODRILL CORPORATION
9/F Quad Alpha Centrum, (Street)	3. Tax Identification Number: 188-355-989	6. Relationship of Reporting Person to Issuer (Check all applicable): X Director; ___ Officer (give title below); ___ 10% Owner; ___ Other (specify below)
125 Pioneer Street,	4. Citizenship: Filipino	7. If Amendment, Date of Original (Month/Day/Year)
Mandaluyong City (City) (Province) (Postal Code)		

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Amount of Securities Beneficially Owned: %	2. Amount of Securities Beneficially Owned: Number	3. Ownership Form: Direct (D) or Indirect (I) *	4. Nature of Indirect Beneficial Ownership
Common Shares Class "A"	0.00	10,000	(D)	

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A (continued) **Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)**

1. Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Equity Securities Underlying the Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Note: Based on information available in the stock and transfer book.

I hereby certify that the above statement is true and correct.

Explanation of Responses:

ADRIAN S. RAMOS

FEB. 03, 2006

(Print or Type Responses)

SEC Number *38683*
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 - B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

OFFICE FILE

2005 DEC 9 PM 3 13

SEC REG. NO. 38683

06 December 2005

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **November, 2005** in the direct or indirect beneficial ownership of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of NATIONAL BOOKSTORE INC.,as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining
No. 27 Brixton cor. Fairlane Sts., Pasig City
Tel. No. 634-04-01 Fax. No. 635-98-97

JCS/DGM-05-442

December 02, 2005

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of November 2005 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation and National Bookstore, Inc.**

Please request **National Bookstore, Inc.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in five (5) copies on or before 10 December 2005. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a list of your Directors, Officers & Stockholders owning 5% or more with the corresponding number of shareholdings and its percentages to the total issued and outstanding shares as of November 30, 2005 for submission every 10th of the month as required by **Philippine Stock Exchange** pursuant to Section 7, Article XIX of the Listings & Disclosure Rules.

Thank you.

Very truly yours,

JENNY C. SERAFICA
VP/Gen. Manager

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

CENTRAL RECEIVING UNIT
Received by: ____
2005 DEC 9 PM 3 13
REVISED

FORM 23-B

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person NATIONAL BOOKSTORE, INC. (Last) (First) (Middle) 125 Pioneer Street (Street) Mandaluyong City (City) (Province) (Postal Code)	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION 3. Tax Identification Number 000-325-972V 4. Citizenship Filipino 5. Statement for Month/Year November 2005 6. If Amendment, Date of Original (MonthYear)	7. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below) stockholder owning 5% or more

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
"A"	11.29.05	3,637,617	(A)		17.363			
"B"	11.29.05	3,731,003	(A)			266,526,223	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
 (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
 (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
 (A) held by members of a person's immediate family sharing the same household;
 (B) held by a partnership in which such person is a general partner;
 (C) held by a corporation of which such person is a controlling shareholder; or
 (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Note: Based on information available in the stock and transfer book.

I hereby certify that the above statement is true and correct.

Explanation of Responses:

NATIONAL BOOKSTORE, INC. DEC. ~~02,~~ 2005
Date

BY: ALFREDO C. RAMOS
President

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

OFFICE FILE

06 December 2005

NATIONAL BOOKSTORE INC.
125 Pioneer Street
Mandaluyong City

Gentlemen:

Please find enclosed SEC Form 23-B received from our transfer agent, for your completion and transmittal to the Securities and Exchange Commission.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Enclosure: as stated

SEC Number ***38683***
File Number ____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 - B
Form Type

______
Amendment Designation (If applicable)

______
Period Ended Date

______
(Secondary License Type and File Number)

06/02/06

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

01 June 2006

SEC IIRAD
JUN 02 2006 44
CENTRAL RECEIVING AND RECORDS DIVISION
By:

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been movement during the month of **MAY, 2006** in the direct or indirect beneficial ownership of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of **AUGUSTO B. SUNICO, CHRISTOPHER M. GOTANCO AND VULCAN INDUSTRIAL & MINING CORPORATION.**, as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person: SUNICO, AUGUSTO B. (Last) (First) (Middle)
9th Flr., Quad Alpha Centrum (Street)
125 Pioneer Street
Mandaluyong City (City) (Province) (Postal Code)

2. Issuer Name and Trading Symbol: THE PHILODRILL CORPORATION

3. Tax Identification Number: 100-717-372

4. Citizenship: Filipino

5. Statement for Month/Year: May 2006

6. If Amendment, Date of Original (Month/Year):

7. Relationship of Reporting Person to Issuer (Check all applicable)
X Director
___ Officer (give title below)
___ 10% Owner
___ Other (specify below)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
Class "A"	05.26.06	11,356	(D)	*				
Class "B"	05.26.06	5,102	(D)	*	0.00	53	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

*Lodge to PCD

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B **(continued)**

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

AUGUSTO B. SUNICO

MAY 29, 2006
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person GOTANCO, CHRISTOPHER M. (Last) (First) (Middle) 25 Carissa Mall, Sta. Mesa (Street) Gardenville Condominium (City) (Province) (Postal Code) Manila	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION 3. Tax Identification Number: 125-114-467 5. Statement for Month/Year: May 2006 4. Citizenship: Filipino 6. If Amendment, Date of Original (MonthYear):	7. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
Class "A"	05.26.06	12,476	(*)					
Class "B"	05.26.06	4,963	(*)		0.001	19,529	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

* Lodged to PCD

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

CHRISTOPHER M. GOTANCO

MAY 29, 2006
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person VULCAN INDUSTRIAL & MINING (Last) (First) (Middle)	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION		7. Relationship of Reporting Person to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
6th Flr., Quad Alpha (Street)	3. Tax Identification Number 000-062-736	5. Statement for Month/Year May 2006	
Centrum, 125 Pioneer St., (City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (Month/Year)	
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares								
Class "A" (Subs)	05.26.06	26,434,305	(D)		10.807			
Class "B" (Subs)	05.26.06	13,710,219	(D)			165,882,872	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

VULCAN INDUSTRIAL & MINING CORP.

BY:

PATRICK V. CAOILE

MAY 29, 2006
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

SEC Number *38683*
File Number _____
FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 - B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

TV 04/06 08/04/06

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

OFFICE FILE

SEC REG. NO. 38683

04 May 2006

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been movement during the month of **APRIL, 2006** in the direct or indirect beneficial ownership of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of **VULCAN INDUSTRIAL & MINING CORPORATION.,** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

SEC HRAD
MAY 0 4 2006
CENTRAL RECEIVING AND RECORDS DIVISION
BY: 8

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
VULCAN INDUSTRIAL & MINING CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION		___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
6th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number 000-062-736	5. Statement for Month/Year April 2006	stockholder owning 5% or more
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (MonthYear)	
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares	04.28.06	150,861	(A)		13.42			
Class "B"						206,027,396	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Note: Transfer to beneficial owner.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

VULCAN INDUSTRIAL & MINING CORP.

May 3, 2006
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

PATRICK V. CAOILE
Exec. Vice Pres. & GM

RECEIVED
2006 SEP -1 P 2:2?
OFFICE OF INT... CORPORATE FI...

SEC Number **38683**
File Number _____

FILE NO. 82-2579

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 - B
Form Type

_____
Amendment Designation (If applicable)

_____
Period Ended Date

_____
(Secondary License Type and File Number)

FIDELITY STOCK
04/27/04

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

26 April 2006

SEC HRAD
APR 26 2006
CENTRAL RECEIVING AND RECORDS DIVISION
By:

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been movement during the month of **APRIL, 2006** in the direct or indirect beneficial ownership of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of MR CHRISTOPHER M. GOTANCO., as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

APR 2 5 2006
CENTRAL RECEIVING AND RECORDS DIVISION

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person GOTANCO, CHRISTOPHER M. (Last) (First) (Middle)	2. Issuer Name and Trading Symbol THE PHILODRILL CORP.		7. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
25 Carissa Mall, Sta. Mesa (Street)	3. Tax Identification Number 125-114-467	5. Statement for Month/Year April 2006	
Gardenville Cond. (City) (Province) (Postal Code)	4. Citizenship Filipino	8. If Amendment, Date of Original (MonthYear)	
Manila			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares								
Class "A"	04.21.06	121,185	(D)	*				
"B"	04.21.06	279,327	(D)	*	0.002	36,968	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

* Lodged to PCD

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B **(continued)**

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

CHRISTOPHER M. GOTANCO

APRIL 25, 2006
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

CENTRAL RECEIVING UNIT
Received by:
'06 MAR -7 P2:55

SEC REG. NO. 38683

FILE NO. 82-2579

06 March 2006

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **February, 2006** in the direct or indirect beneficial ownership of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of PHILEX MINING CORPORATION., as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC
Ground Floor, Philex Bldg., Philex Mining Co
No. 27 Brixton cor. Fairlane Sts., Pasig City 1
Tel. No. 634-04-01 Fax. No. 635-98-97

JCS/DGM-06-104

March 03, 2006

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of February 2006 there has been movement of common stock registered in our books in the name of **Philex Mining Corporation and PCD Nominee Corporation**.

Please request **Philex Mining Corporation** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies immediately. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a list of your Directors, Officers & Stockholders owning 5% or more with the corresponding number of shareholdings and its percentages to the total issued and outstanding shares as of February 28, 2006 for submission every 10th of the month as required by **Philippine Stock Exchange** pursuant to Section 7, Article XIX of the Listings & Disclosure Rules.

Thank you.

Very truly yours,

JENNY C. SERAFICA
VP/Gen. Manager

Encl: a/s

/dgm

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

CENTRAL RECEIVING UNIT
Received by:
'06 MAR -7 P2:55

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
PHILEX MINING CORPORATION (Last) (First) (Middle)	THE PHILODRILL CORPORATION		___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
Philex Bldg., No. 27 (Street)	3. Tax Identification Number 000-283-731-000	5. Statement for Month/Year Feb. 2006	stockholder owning 5% or more
Brixton St., Pasig City (City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (MonthYear)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares								
Class "A"	02.06.06	85,443	(A)	0.00	11.368			
"B"	02.06.06	14,240	(A)	0.00		174,503,433	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
* (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B **(continued)**

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Philex Mining Corporation

March 2, 2006
Date

By:

RENATO N. MIGRIÑO
VP-Finance

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SEC Number 38683
File Number ____

FILE NO. 82-2579

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

_631-1801 to 05; 631-8151 to 52_

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 23 - B

Form Type

____

Amendment Designation (If applicable)

____

Period Ended Date

____

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

04 January 2006

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **December, 2005** in the direct or indirect beneficial ownership of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of MR. ALFREDO C. RAMOS., as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

CENTRAL RECEIVING UNIT
Received by: 5

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

'06 JAN -5 A11:30

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

☐ Check box if no longer subject to filing requirement

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
RAMOS, ALFREDO C. (Last) (First) (Middle)	The Philodrill Corporation		X Director; X Officer (give title below); ___ 10% Owner; ___ Other (specify below)
Quad Alpha Centrum, (Street)	3. Tax Identification Number: 132-017-V-13	5. Statement for Month/Year: December 2005	Chairman & President
125 Pioneer Street,	4. Citizenship: Filipino	6. If Amendment, Date of Original (Month/Year)	
Mandaluyong City (City) (Province) (Postal Code)			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares								
Class "A"	12.27.05	43,030	(D)					
"B"	12.27.05	15,289	(D)		0.003	48,755	(D)	

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B **(continued)**

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Based on the information available in the stock and transfer book, I hereby certify that the above statement is true and correct:

Explanation of Responses:

ALFREDO C. RAMOS

JAN. 3, 2006
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

CENTRAL RECEIVING UNIT Received by:
'06 MAR -3 A11:52
FILE NO. 82-2579

02 March 2006

Atty. Justina F. Callangan
Director, Corporate Finance Department
Securities and Exchange Commission
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Atty. Callangan:

We refer to your letter dated 13 February 2006 directing one of our directors, Mr. Adrian S. Ramos, to show cause why he should not be held liable for filing beyond the 10-day period his Initial Statement of Beneficial Ownership of Securities (SEC Form 23-A) as a director.

Under our By-Laws, directors are required to be elected ***and qualified,*** i.e. mere election alone does not *ipso facto* entitle the elected director to assume his office; such election is subject to meeting the qualification requirements set by law and our own constitutive documents. One of the qualifications required of our directors under our By-Laws, as well as under the Corporation Code and the Securities Regulation Code, is that he/she must own of record at least one (1) share of the capital stock of the Company ***in his/her own name***.

Mr. Ramos was elected director on 18 January 2006, but was qualified as a director only on 02 February 2006 after his broker completed the transfer of his shares of stock in the Company to his own name. Prior to this, Mr. Ramos's shares of stock in the Company were covered by a street certificate under the name of Alakor Securities Corporation so we expressly required Mr. Ramos to effect the required change in record ownership of his shares in accordance with our By-Laws and existing laws. In a letter dated 03 February 2006, our transfer agent, Fidelity Stock Transfers, Inc., advised us that it has recorded in its books the ownership of shares of stock in the Company in the name of Mr. Ramos on 03 February 2006 (Friday). Unfortunately, Mr. Ramos left for an urgent business trip on 05 February 2006 (Monday) and was able to sign his SEC Form 23-A only upon his arrival on 09 February 2006.

We trust we have clarified the foregoing matter and appreciate your kind understanding of the circumstances bearing thereon. Thank you.

Very truly yours,

Adrian S. Arias
Corporate Secretary

cc: Mr. Adrian S. Ramos

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City
Tel. No. 634-04-01 Fax. No. 635-98-97

JCS/DGM-06-073

RECEIVED
2006 SEP -6 P 2:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 03, 2006

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Philodrill Newly Elected Director**

Dear Sirs:

Enclosed herewith is SEC *Form-23A* (*initial statement* of beneficial ownership report) of **Mr. Adrian S. Ramos** the newly elected director.

Please request **Mr. Adrian S. Ramos** to accomplish and file the enclosed report directly with Securities and Exchange Commission in five (5) copies immediately.

A copy of each SEC report must likewise be filed with the Philippine Stock Exchange.

Thank you.

Very truly yours,

JENNY C. SERAFICA
VP/Gen. Manager

Encl: a/s

/dgm

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

General Information Sheet
Form Type

____
Amendment Designation (If applicable)

____
Period Ended Date

____
(Secondary License Type and File Number)

GENERAL INFORMATION SHEET (GIS)

FOR THE YEAR 2006

STOCK CORPORATION

GENERAL INSTRUCTIONS:

1. FOR USER CORPORATION: THIS GIS SHOULD BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE AN STOCKHOLDERS' MEETING. DO NOT LEAVE ANY ITEM BLANK. WRITE "N.A." IF THE INFORMATION REQUIRED IS NOT APPLICABLE TO CORPORATION OR "NONE" IF THE INFORMATION IS NON-EXISTENT.
2. IF NO MEETING IS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WI THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL MEETING (AS PROVIDED IN THE BY-LAWS). HOWEVER, SHOUL ANNUAL STOCKHOLDERS' MEETING BE HELD THEREAFTER, A NEW GIS SHALL BE SUBMITTED/FILED.
3. THIS GIS SHALL BE ACCOMPLISHED IN ENGLISH AND CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY OF THE CORPORATION.
4. THE SEC SHOULD BE TIMELY APPRISED OF RELEVANT CHANGES IN THE SUBMITTED INFORMATION AS THEY ARISE. FOR CHANGES RESULT FROM ACTIONS THAT AROSE BETWEEN THE ANNUAL MEETINGS, THE CORPORATION SHALL SUBMIT ONLY THE AFFECTED PAGE OF THE THAT RELATES TO THE NEW INFORMATION TOGETHER WITH A COVER LETTER SIGNED BY THE CORPORATE SECRETARY OF CORPORATION. THE PAGE OF THE GIS AND COVER LETTER SHALL BE SUBMITTED WITHIN SEVEN (7) DAYS AFTER SUCH CHANGE OCCURI OR BECAME EFFECTIVE.
5. SUBMIT FIVE COPIES OF THE GIS TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BLDG., EDSA, MANDALUYONG CITY. COPIES SHALL UNIFORMLY BE ON A4 OR LETTER-SIZED PAPER WITH A STANDARD COVER PAGE. THE PAGES OF ALL COPIES SHALL USE O ONE SIDE. CORPORATIONS SUBMITTING A COPY OF THEIR GIS ONLINE OR VIA INTERNET SHALL SUBMIT ONE (1) HARD COPY OF THE TOGETHER WITH A CERTIFICATION UNDER OATH BY ITS CORPORATE SECRETARY THAT THE COPY SUBMITTED ONLINE CONTAINS THE EX DATA IN THE HARD COPY.
6. ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THESE INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED.
7. THIS GIS MAY BE USED AS EVIDENCE AGAINST THE CORPORATION AND ITS RESPONSIBLE DIRECTORS/OFFICERS FOR ANY VIOLATION EXISTING LAWS, RULES AND REGULATIONS

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION		DATE REGISTERED: 06/26/69
BUSINESS/TRADE NAME: N/A		
SEC REGISTRATION NUMBER: 38683		FISCAL YEAR END: December 31
DATE OF ANNUAL MEETING PER BY-LAWS: month of May		CORPORATE TAX IDENTIFICATION NUMBER (TIN) 041-000-315-612
ACTUAL DATE OF ANNUAL MEETING: July 26, 2006		WEBSITE/URL ADDRESS: www.philodrill.c
COMPLETE PRINCIPAL OFFICE ADDRESS: 8th Flr., Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City		E-MAIL ADDRESS: info@philodrill.c
COMPLETE BUSINESS ADDRESS: same		FAX NUMBER: 631-8080
NAME OF EXTERNAL AUDITOR & ITS SIGNING PARTNER: SGV & Co. / Jaime F. del Rosario	SEC ACCREDITATION NUMBER (if applicable): N/A	TELEPHONE NUMBER(S): 631-1801 to 05 631-8151/52
PRIMARY PURPOSE/ACTIVITY/INDUSTRY PRESENTLY ENGAGED IN: a) Primary : Investment b) Secondary : Oil Exploration c) Activity : Petroleum Operation	INDUSTRY CLASSIFICATION: N/A	GEOGRAPHICAL CODE: N/A

INTERCOMPANY AFFILIATIONS

PARENT COMPANY	SEC REGISTRATION NO.	ADDRESS
N/A	N/A	N/A
SUBSIDIARY/AFFILIATE	**SEC REGISTRATION NO.**	**ADDRESS**
PentaCapital Investment Corporation	AS093006947	10/F Act Tower, 135 Sen. Gil J. Puyat Ave., Makati City

NOTE: USE ADDITIONAL SHEET IF NECESSARY

CENTRAL RECEIVING UNIT

GENERAL INFORMATION SHEET
STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

CAPITAL STRUCTURE

AUTHORIZED CAPITAL STOCK

	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP) (No. of shares X Par/Stated Value)
	A	930,000,000	₱1.00	₱930,000,000.00
	B	620,000,000	₱1.00	620,000,000.00
	TOTAL	1,550,000,000	TOTAL P	1,550,000,000.00

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
		A	7,679,814		₱1.00	₱ 7,679,814.00	0.51%
		B	2,719,062		₱1.00	2,719,062.00	0.18%
		TOTAL	10,398,876	TOTAL	TOTAL P	10,398,876.00	0.69%

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
		A	-		-	-	-
		B	54,925		₱1.00	₱54,925.00	0.003%
Percentage of Foreign Equity :		TOTAL	54,925	TOTAL	TOTAL P	54,925.00	0.003%
					TOTAL SUBSCRIBED P	10,453,801.00	0.696%

PAID-UP CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
		A	884,132,343	₱1.00	₱ 884,132,343.00	59.16%
		B	593,615,694	₱1.00	593,615,694.00	39.72%
		TOTAL	1,477,748,037	TOTAL P	1,477,748,037.00	98.88%

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
		A	35,920	₱1.00	₱ 35,920.00	0.002%
		B	5,993,701	₱1.00	5,993,701.00	0.40%
		TOTAL	6,029,621	TOTAL P	6,029,621.00	0.403%
				TOTAL PAID-UP P	1,483,777,658.00	99.30%

NOTE: USE ADDITIONAL SHEET IF NECESSARY

* Common, Preferred or other classification

** Other than Directors, Officers, Shareholders owning 10% of outstanding shares.

/

GENERAL INFORMATION SHEET
STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

DIRECTORS / OFFICERS

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	INC'R	BOARD	STOCK HOLDER	OFFICER	EXEC. COMM.	TAX IDENTIFICATION N (TIN) FOR FILIPINOS o PASSPORT NO. FOR FOREIGNERS
1. ALFREDO C. RAMOS Filipino 125 Pioneer, Mandaluyong City	N	C	Y	President		132-017-513
2. WALTER W. BROWN Filipino Brixton cor. Fairlane, Pasig	N	M	Y	N/A		128-993-816
3. AUGUSTO B. SUNICO Filipino 125 Pioneer, Mandaluyong City	N	M	Y	N/A		100-717-370
4. PRESENTACION S. RAMOS Filipino 125 Pioneer, Mandaluyong City	N	M	Y	N/A		125-496-733
5. CHRISTOPHER M. GOTANCO Filipino 125 Pioneer, Mandaluyong City	N	M	Y	N/A		125-114-467
6. ADRIAN S. RAMOS Filipino 125 Pioneer, Mandaluyong City	N	M	Y	N/A		188-355-989
7. FRANCISCO A. NAVARRO Filipino 125 Pioneer, Mandaluyong City	N	M	Y	EVP		100-717-285
8. HONORIO A. POBLADOR III Filipino Telecomms Plaza, G.J. Puyat, M.C.	N	M	Y	N/A		112-105-590
9. NICASIO I. ALCANTARA Filipino Alsons Bldg., P. Tamo Ext., M.C	N	M	Y	N/A		105-252-527
10. REYNALDO E. NAZAREA Filipino 125 Pioneer, Mandaluyong City	N	N/A	N	VP Admin./ Treasurer		100-717-294
11. ALESSANDRO O. SALES Filipino 125 Pioneer, Mandaluyong City	N	N/A	N	VP-Explo		106-208-128
12. ADRIAN S. ARIAS Filipino 125 Pioneer, Mandaluyong City	N	N/A	Y	Corporate Secretary		107-439-052
13.						
14.						
15.						

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER, "I" FOR INDEPENDENT DIRECTOR.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, FROM VP UP INCLUDING THE POSITION OF THE TREASURER, SECRETARY, COMPLIANCE OFFICER AND/OR ASSOCIATED PERSON.
FOR EXECUTIVE COMMITTEE, INDICATE "C" IF MEMBER OF THE COMPENSATION COMMITTEE; "A" FOR AUDIT COMMITTEE; "N" FOR NOMINATION AND ELECTION COMMITTEE. ADDITIONALLY WRITE "C" AFTER SLASH IF CHAIRMAN AND "M" IF MEMBER.

GENERAL INFORMATION SHEET
STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

TOTAL NUMBER OF STOCKHOLDERS: 10,710 | NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:

TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: ₱2,293,018,687.00

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	SHARES SUBSCRIBED				AMOUNT PAID (PhP)	TAX IDENTIFICATION (TIN) FOR FILIPINOS PASSPORT NO. FO FOREIGNERS
	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP		
1. NATIONAL BOOK STORE, INC.	A	30,037,936	₱30,037,936.00		₱30,037,936.00	
Filipino	B	64,622,141	64,622,141.00		64,622,141.00	
2/F Quad Alpha Centrum 125 Pioneer, Mandaluyong City				6.29%		000-325-97
	TOTAL	94,660,077	94,660,077.00		94,660,077.00	
2. PHILEX MINING CORPORATION	A	30,042,214	30,042,214.00		30,042,214.00	
Filipino	B	16,465,442	16,465,442.00		16,465,442.00	
Brixton cor. Fairlane Sts.				3.11%		000-283-73
Pasig City	TOTAL	46,507,656	46,507,656.00		46,507,656.00	
3. WEALTH SECURITIES, INC.	A	4,908,679	4,908,679.00		4,908,679.00	
Filipino	B	4,617,411	4,617,411.00		4,617,411.00	
PSE Center, Tektite Tower				0.63%		000-330-67
Pasig City	TOTAL	9,526,090	9,526,090.00		9,526,090.00	
4. TERESITA DELA CRUZ	A	5,128,831	5,128,831.00		5,128,831.00	
Filipino	B	1,492,897	1,492,897.00		1,492,897.00	
Ayala Alabang Village				0.44%		129-310-95
Muntinlupa City	TOTAL	6,621,728	6,621,728.00		6,621,728.00	
5. SAPPHIRE SECURITIES, INC.	A	3,064,727	3,064,727.00		3,064,727.00	
Filipino	B	3,383,636	3,383,636.00		3,383,636.00	
Bankers Center				0.43%		000-360-117
Ayala Ave., Makati City	TOTAL	6,448,363	6,448,363.00		6,448,363.00	
6. TRAFALGAR HOLDINGS PHIL., INC.	A	3,228,741	3,228,741.00		3,228,741.00	
Filipino	B	702,144	702,144.00		702,144.00	
5/F Quad Alpha Centrum				0.26%		000192-318
125 Pioneer, Mandaluyong City	TOTAL	3,930,885	3,930,885.00		3,930,885.00	
7. ALAKOR CORPORATION	A	373,218	373,218.00		373,218.00	
Filipino	B	1,767,117	1,767,117.00		1,767,117.00	
9/F Quad Alpha Centrum				0.14%		000-175-116
125 Pioneer, Mandaluyong	TOTAL	2,140,335	2,140,335.00		2,140,335.00	
TOTAL AMOUNT OF SUBSCRIBED CAPITAL						
		TOTAL AMOUNT OF PAID-UP CAPITAL				

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

Note: For PDTC Nominee included in the list, please indicate further the beneficial owners owning more than 5% of any class of the company's voting securities. Attach separate sheet, if necessary.

GENERAL INFORMATION SHEET
STOCK CORPORATION

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME: THE PHILODRILL CORPORATION

TOTAL NUMBER OF STOCKHOLDERS: | NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:

TOTAL ASSETS BASED ON LATEST AUDITED FS:

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	SHARES SUBSCRIBED				AMOUNT PAID (PhP)	TAX IDENTIFICATION (TIN) FOR FILIPINOS; PASSPORT NO. FOR FOREIGNERS
	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP		
8. F. YAP SECURITIES Filipino 2301 23/F PSE, Ortigas Center, Pasig City	A	853,758	₱ 853,758.00	0.07%	₱ 853,758.00	000-333-165
	B	311,993	311,993.00		311,993.00	
	TOTAL	1,165,751	1,165,751.00		1,165,751.00	
9. RCBC TRUST ACCT.#32-314-4 Filipino RCBC Bldg., Ayala Ave. cor. Sen. G.J. Puyat Ave <s>Makati City</s>	A	585,735	585,735.00	0.05%	585,735.00	320-000-599-7
	B	264,927	264,927.00		264,927.00	
	TOTAL	850,662	850,662.00		850,662.00	
10. IMPERIAL DE GUZMAN Filipino Greenfield Bldg., 750 Shaw Blvd., Mandaluyong City	A	626,382	626,382.00	0.04%	501,105.60	000-121-920
	B	77,492	77,492.00		61,993.60	
	TOTAL	703,874	703,874.00		563,099.20	
11. CUALOPING SECURITIES INC. Filipino Suite 1801 Tytana Plaza Binondo, Manila	A	192,508	192,508.00	0.03%	154,006.40	230-000-333-3
	B	371,760	371,760.00		297,408.00	
	TOTAL	564,268	564,268.00		451,414.40	
12. DAVID WUSON Filipino 43 Tirad Pass cor. Sto. Domingo, Quezon City	A	343,629	343,629.00	0.03%	257,721.75	101-500-365
	B	172,098	172,098.00		129,073.50	
	TOTAL	515,727	515,727.00		386,795.25	
13. FRANCISCO ORTIGAS SECURITIES Filipino 815 Ortigas Bldg., Ortigas Pasig City	A	402,843	402,843.00	0.03%	322,274.40	000-283-304
	B	109,307	109,307.00		87,445.60	
	TOTAL	512,150	512,150.00		409,720.00	
14. PEREGRINE SECURITIES (ATR) Filipino Tower I, Ayala Avenue Makati City	A	377,280	377,280.00	0.02%	301,824.00	320-000-168-67
	B	13,133	13,133.00		10,506.40	
	TOTAL	390,413	390,413.00		312,330.40	
TOTAL AMOUNT OF SUBSCRIBED CAPITAL						
			TOTAL AMOUNT OF PAID-UP CAPITAL			

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

Note: For PDTC Nominee included in the list, please indicate further the beneficial owners owning more than 5% of any class of the company's voting securities. Attach separate sheet, if necessary.

GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

TOTAL NUMBER OF STOCKHOLDERS: | NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:

TOTAL ASSETS BASED ON LATEST AUDITED FS:

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	SHARES SUBSCRIBED				AMOUNT PAID (PhP)	TAX IDENTIFICATION (TIN) FOR FILIPINOS PASSPORT NO. FOR FOREIGNERS
	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP		
15. ALL ASIA SECURITIES CORP. Filipino All Asia Capital Center 105 Paseo de Roxas Makati City	A	287,286	₱ 287,286.00	0.019%	₱ 229,828.80	321-000-105-53
	B	-	-		-	
	TOTAL	287,286	287,286.00		229,828.80	
16. CAMPOS, LANUZA & CO., INC. Filipino Unit 2003-B PSE Center Exchange Road, Ortigas Center, Pasig City	A	42,984	42,984.00	0.014%	34,387.20	000-155-5
	B	172,725	172,725.00		138,180.00	
	TOTAL	215,709	215,709.00		172,567.20	
17. INVESTORS SECURITIES, INC. Filipino Unit 604-605 Tower One & Exchange Plaza, Ayala Ave. Makati City	A	90,233	90,233.00	0.0143%	72,186.40	000-123-6
	B	124,142	124,142.00		99,313.60	
	TOTAL	214,375	214,375.00		171,500.00	
18. I.B. GIMENEZ SECURITIES, INC. Filipino 2703 A Tektite Tower Exchange Road, Ortigas Center, Pasig City	A	127,926	127,926.00	0.013%	102,340.80	000-329-84
	B	79,042	79,042.00		63,233.60	
	TOTAL	206,968	206,968.00		165,574.40	
19. GUOCO SECURITIES, INC. Filipino 17/F BA Lepanto Bldg. 8747 Paseo de Roxas Makati City	A	108,615	108,615.00	0.010%	86,892.00	320-000-159-14
	B	54,362	54,362.00		43,489.60	
	TOTAL	162,977	162,977.00		130,381.60	
20. J.J. ORTIGAS & CO., INC. Filipino Unit 28, 2/F The Columbian Tower Ortigas Ave., Mand. City	A	105,886	105,886.00	0.007%	84,708.80	470-000-161-90
	B	-	-		-	
	TOTAL	105,886	105,886.00		84,708.80	
21. OTHERS (Indicate the number of the remaining stockholders)	A	6,573,255	6,573,255.00			
	B	2,163,401	2,163,401.00			
	TOTAL	8,736,656	8,736,656.00		5,021,393.91	
TOTAL AMOUNT OF SUBSCRIBED CAPITAL			184,467,836.00			
TOTAL AMOUNT OF PAID-UP CAPITAL					179,950,860.96	

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

Note: *For PDTC Nominee included in the list, please indicate further the beneficial owners owning more than 5% of any class of the company's voting securities. Attach separate sheet, if necessary.*

GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

1. INVESTMENT OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION
1.1 STOCKS	N/A	N/A
1.2 BONDS/COMMERCIAL PAPER (Issued by Private Corporations)	N/A	N/A
1.3 LOANS/ CREDITS/ ADVANCES	N/A	N/A
1.4 GOVERNMENT TREASURY BILLS	N/A	N/A
1.5 OTHERS	N/A	N/A

2. INVESTMENT OF CORPORATE FUNDS IN ACTIVITIES UNDER ITS SECONDARY PURPOSES (PLEASE SPECIFY:)	DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS RATIFICATION
N/A	N/A	N/A

3. TREASURY SHARES	NO. OF SHARES	% AS TO THE TOTAL NO. OF SHARES ISSUED
	40,712,557	2.65%

4. UNRESTRICTED/UNAPPROPRIATED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR

5. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:

TYPE OF DIVIDEND	AMOUNT (PhP)	DATE DECLARED
5.1 CASH	N/A	N/A
5.2 STOCK	N/A	N/A
5.3 PROPERTY	N/A	N/A
TOTAL	P N/A	N/A

6. ADDITIONAL SHARES ISSUED DURING THE PERIOD:

DATE	NO. OF SHARES	AMOUNT
N/A	N/A	N/A

SECONDARY LICENSE/REGISTRATION WITH SEC AND OTHER GOV'T AGENCY:

NAME OF AGENCY:	SEC	BSP	IC
TYPE OF LICENSE/REGN.	N/A	N/A	N/A
DATE ISSUED:	N/A	N/A	N/A
DATE STARTED OPERATIONS:	N/A	N/A	N/A

TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR (in PhP)	TOTAL NO. OF OFFICERS	TOTAL NO. OF RANK & FILE EMPLOYEES	TOTAL MANPOWER COMPLEMENT
₱140,200.00	7	23	30

NOTE: USE ADDITIONAL SHEET IF NECESSARY

I, ADRIAN S. ARIAS, Corporate Secretary OF THE ABOVE-MENTIONED
(NAME) (POSITION)

CORPORATION DECLARE UNDER THE PENALTY OF PERJURY, THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET WHICH CONSISTS OF (8) PAGES HAVE BEEN MADE IN GOOD FAITH, DULY VERIFIED BY ME AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, ARE TRUE AND CORRECT.

I UNDERSTAND THAT THE FAILURE OF THE CORPORATION TO FILE THIS GIS FOR FIVE (5) CONSECUTIVE YEARS SHALL BE CONSTRUED AS NON-OPERATION OF THE CORPORATION AND A GROUND FOR THE REVOCATION OF THE CORPORATIONS CERTIFICATE OF INCORPORATION. IN THIS EVENTUALITY, THE CORPORATION HEREBY WAIVES ITS RIGHT TO A HEARING FOR THE SAID REVOCATION.

DONE THIS ______ DAY OF August, 2006 IN Mandaluyong City.

(SIGNATURE)

SUBSCRIBED AND SWORN TO BEFORE ME IN Mandaluyong CITY/PROVINCE, PHILIPPINES ON 18 AUG 2006, AFFIANT PERSONALLY APPEARED BEFORE ME AND EXHIBITED TO ME HIS/HER COMMUNITY TAX CERTIFICATE NO. 09771415 ISSUED AT Mandaluyong City ON January 4 2006.

NOTARY PUBLIC FOR BENIGNO F. MORALES CITY/PROVINCE
Notarial Commission No. NOTARY PUBLIC
Commission expires on December 31, 2007
Roll of Attorney Number PTR NO. 0806937
PTR No. ISSUED ON 1-2-06
IBP No. MANDALUYONG CITY
Office Address:

DOC. NO: 341 :
PAGE NO. 70 :
BOOK NO. 91 :
SERIES OF 2006: